Form 10-K405, Exhibit 13
period 1994-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 1995-03-28
CIK 39273

                                 EXHIBIT 13.1



        THIS FORM 10-K INCORPORATES CERTAIN SECTIONS OF THE REGISTRANT'S 1994 ANNUAL REPORT TO SHAREHOLDERS. ACCORDINGLY, ONLY THE PORTIONS OF REGISTRANT'S 1994 ANNUAL REPORT TO SHAREHOLDERS WHICH ARE INCORPORATED BY REFERENCE INTO THIS FORM 10-K ARE FILED AS THIS EXHIBIT 13.1.


 Eleven-Year Statistics and Financial Data           1994      1993      1992      1991
- ------------------------------------------------------------------------------------------
(in thousands, except ratio, rates, equipment and per-share amounts)
Summary of Operations
  Revenue                                           274,620   227,389   194,888   176,995
  Operating expenses                                255,484   211,999   183,179   167,033
  Net income                                         11,874     9,441     7,144     5,202
  Net margin                                            4.3%      4.2%      3.7%      2.9%
  After-tax return on equity                           20.4%     20.1%     18.6%     16.0%
  Net income per common share, fully diluted            .72       .58       .45       .34

Financial Data
  Working capital                                    25,623    20,823    16,949    15,612
  Current ratio                                         1.8       1.8       1.8       2.1
  Cash provided by operations                        20,025    17,482    16,395    14,968
  Capital expenditures, net                           8,160    18,453    18,375    (2,423)
  Long-term debt                                      9,000    17,000    12,000     5,000
  Stockholders' equity                               64,288    51,983    41,799    35,059
  Long-term debt-to-equity ratio                         .1        .3        .3        .1

Common Stock
  Average shares outstanding (fully diluted)         16,451    16,276    15,910    15,249
  Book value per share                                 4.03      3.31      2.72      2.42
  Market value per share
    High                                             15        15        11 1/2     4 1/8
    Low                                              11         7 1/4     3 7/8     1 7/8
  Cash dividends per share                             .096      .096      .079       .06

Revenue Table
  Full truckload                                    163,988   129,549   109,178   103,582
  Less-than-truckload                                88,328    80,965    72,864    65,068
  TL/LTL % revenue contribution                      60/32     57/36     56/37     59/37

Equipment in Service at Year End
  Tractors
    Company operated                                  1,099       945       800       737
    Provided by owner-operators                         505       457       432       421
                                                   --------    ------    ------    ------
    Total                                             1,604     1,402     1,232     1,158
  Trailers
    Company provided                                  2,406     2,027     1,609     1,475
    Provided by owner-operators                          21        32        24        28
                                                   --------    ------    ------    ------
    Total                                             2,427     2,059     1,633     1,503

Full-Truckload
  Revenue                                           163,988   129,549   109,178   103,582
  Loaded miles                                      121,106    97,753    83,247    80,663
  Shipments                                           128.1     106.6      92.9      85.5
  Revenue per shipment                                1,280     1,215     1,175     1,211
  Loaded miles per load                                 945       917       896       943
  Revenue per loaded mile                              1.35      1.33      1.31      1.28
  Number of loads per business day                      508       423       367       339
  Revenue per business day                              651       514       431       411
Less-than-Truckload
  Revenue                                            88,328    80,965    72,864    65,068
  Hundredweight                                       8,670     8,116     6,848     6,211
  Shipments                                           305.2     292.0     253.3     231.3
  Revenue per hundredweight                           10.19      9.98     10.64     10.48
  Revenue per shipment                                  289       277       288       281
  Revenue per business day                              351       321       288       258
  Pounds per shipment                                 2,841     2,779     2,704     2,685

Eleven Year Statistics and Financial Data          1990      1989        1988        1987
- --------------------------------------------------------------------------------------------
(in thousands, except ratio, rates, equipment and per-share amounts)
Summary of Operations
  Revenue                                          160,171   122,248    102,136      84,585
  Operating expenses                               152,370   115,769     96,558      81,278
  Net income                                         3,618     3,779      3,660       2,373
  Net margin                                           2.3%      3.1%       3.6%        2.8%
  After-tax return on equity                          12.6%     14.6%      16.5%        8.5%
  Net income per common share, fully diluted           .25       .26        .26         .18

Financial Data
  Working capital                                   13,085     9,567      5,096       4,862
  Current ratio                                        1.9       2.0        1.6         1.9
  Cash provided by operations                        9,022     9,174      9,191       7,320
  Capital expenditures, net                         16,285    11,619     15,060       3,454
  Long-term debt                                    19,200    12,500      7,500       2,300
  Stockholders' equity                              30,005    27,255     24,348      20,121
  Long-term debt-to-equity ratio                        .6        .5         .3          .1

Common Stock
  Average shares outstanding (fully diluted)        14,519    14,534     14,095      13,200
  Book value per share                                2.11      1.96       1.78        1.52
  Market value per share
    High                                             2 3/4     2 7/8      2 3/8       1 5/8
    Low                                              1 7/8     2 1/8      1           1
  Cash dividends per share                             .06       .50       .038         .03

Revenue Table
  Full truckload                                   90,043     60,313     42,947      26,226
  Less-than-truckload                              64,589     60,114     57,863      57,004
  TL/LTL % revenue contribution                     56/40      49/49      42/57       31/67

Equipment in Service at Year End
  Tractors
    Company operated                                  739        508        256          98
    Provided by owner-operators                       386        376        496         421
                                                   ------    -------     ------      ------
    Total                                           1,125        884        752         519
 Trailers
    Company provided                                1,419      1,204        876         698
    Provided by owner-operators                        38         41         49          49
                                                   ------    -------     ------      ------
    Total                                           1,457      1,245        925         747

Full-Truckload
  Revenue                                          90,043     60,313     42,947      26,226
  Loaded miles                                     69,800     46,975     33,762      18,872
  Shipments                                          75.8       51.9       38.1        26.7
  Revenue per shipment                              1,188      1,162      1,127         982
  Loaded miles per load                               921        905        886         706
  Revenue per loaded mile                            1.29       1.28       1.27        1.39
  Number of loads per business day                    301        206        151         106
  Revenue per business day                            357        239        170         104
Less-than-Truckload
  Revenue                                          64,589     60,114     57,863      57,004
  Hundredweight                                     6,314      6,051      5,816       5,983
  Shipments                                         241.7      253.4      256.7       268.6
  Revenue per hundredweight                         10.23       9.93       9.95        9.53
  Revenue per shipment                                267        237        225         212
  Revenue per business day                            256        239        230         226
  Pounds per shipment                               2,612      2,388      2,266       2,227

Eleven-Year Statistics and Financial Data           1986     1985    1984
- ------------------------------------------------------------------------------
(in thousands, except ratio, rates, equipment and per-share amounts)
Summary of Operations
  Revenue                                           91,195   86,916   64,013
  Operating expenses                                89,618   87,304   63,049
  Net income                                         1,055    1,157      767
  Net margin                                           1.2%     1.3%     1.2%
  After-tax return on equity                           2.6%     3.1%     3.3%
  Net income per common share, fully diluted           .08      .09      .06

Financial Data
  Working capital                                    5,133    6,046    2,376
  Current ratio                                        1.8      1.7      1.4
  Cash provided by operations                        7,398      228    6,743
  Capital expenditures, net                          2,332    7,268    5,954
  Long-term debt                                     3,900   10,630    1,000
  Stockholders' equity                              19,105   18,796   17,845
  Long-term debt-to-equity ratio                        .2       .6       .1

Common Stock
  Average shares outstanding (fully diluted)        13,220   13,140   12,951
  Book value per share                                1.44     1.42     1.38
  Market value per share
    High                                             1 3/8    1 3/8    1 1/8
    Low                                              1          7/8      3/4
  Cash dividends per share                            .006     .026     .021

Revenue Table
  Full truckload                                    30,157   29,801   18,687
  Less-than-truckload                               59,888   56,286   44,379
  TL/LTL % revenue contribution                     33/66    34/65    29/69

Equipment in Service at Year End
  Tractors
    Company operated                                    75      110       63
    Provided by owner-operators                        541      590      284
                                                    ------    -----    -----
    Total                                              616      700      347
  Trailers
    Company provided                                   720      855      467
    Provided by owner-operators                         74       92       33
                                                    ------    -----    -----
                                                       794      947      500

Full-Truckload
  Revenue                                           30,157   29,801   18,687
  Loaded miles                                      21,741   20,837   12,707
  Shipments                                           29.8     29.0     20.2
  Revenue per shipment                               1,010    1,028      925
  Loaded miles per load                                728      719      629
  Revenue per loaded mile                             1.39     1.43     1.47
  Number of loads per business day                     118      115       80
  Revenue per business day                             220      118       74
Less-than-Truckload
  Revenue                                           59,888   56,286   44,379
  Hundredweight                                      6,417    5,858    4,451
  Shipments                                          294.8    299.0    245.0
  Revenue per hundredweight                           9.33     9.61     9.97
  Revenue per shipment                                 203      188      181
  Revenue per business day                             238      223      176
  Pounds per shipment                                2,177    1,959    1,817

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


RESULTS OF OPERATIONS

       During 1994, revenue increased by 20.8% to $274,620,000. For 1993, revenue totaled $227,389,000 and was 16.7% above 1992 revenue of $194,888,000. Full-truckload revenue rose during 1994 and 1993 by 26.6% and 18.7%, respectively, while less-than-truckload (LTL) revenue increased by 9.1% during 1994 and 11% during 1993.

       Factors contributing to the 1994 increase in LTL revenue include an increase of 4.5% in the number of shipments transported and a 2.2% increase in the average weight per shipment. The increased level of LTL activity for 1993 resulted in part from the purchase of the LTL assets of a small regional trucking company during the fourth quarter of 1992. The purchased operation specializes in shorter haul LTL and distribution services. Rate increases during 1993 and 1994 also contributed to the increased level of LTL revenue during both years.

       Expansion of the company-operated, full-truckload fleet and the results of efforts to improve the efficiency of this fleet were the primary factors contributing to increased full-truckload revenue during 1994 and 1993. During 1994, the size of the company-operated, full-truckload fleet rose by nearly 160 tractors, average miles per full-truckload shipment increased by 3% and revenue per loaded mile increased by 1.5%. During 1993, the size of the full-truckload fleet rose by 150 tractors from yearend 1992 levels while revenue per loaded mile increased by 1.5% and average miles per full-truckload shipment increased by 2.3%. The number of full-truckload shipments transported during 1994 and 1993 increased by approximately 20% and 15%, respectively, over previous year levels as a result of improved operating efficiencies, improved equipment utilization and the larger fleet. During 1994, 1993 and 1992, company-operated, full-truckload equipment accounted for 78%, 77%, and 74%, respectively, of total full-truckload revenue.

       The company expects to make net additions of about 100 tractors to its company-operated, full-truckload fleet during 1995. Any further expansion of the fleet will depend upon developments in the nation's economy and demand for the company's services. Continued emphasis will be placed on improving the operating efficiency and increasing the utilization of this fleet through enhanced driver training and retention, seeking longer haul and more specialized business, greater use of railroad based "intermodal" transportation service for long-haul business and reducing the percentage of empty, non-revenue producing miles.

MANAGEMENT'S DISCUSSION

       The company is continuing to expand its transportation and logistics services which involve railroad based intermodal long-haul transportation. In providing such service, the company contracts with railroads to transport loaded full-truckload trailers on railroad flat cars. Railroads are paid fees for this service and the company uses its tractors to transport the trailers to and from railroad pick-up and drop-off points. During 1993 and 1994, less than 5% of the company's domestic full-truckload shipments were transported in this manner.

       During 1993 and 1994, the company expanded transportation services for customers shipping products to and from Mexico and Canada. Canadian operations are conducted with equipment operating directly under authority of the company. The company does not presently operate its tractors in Mexico. To provide service in Mexico, the company has arrangements with a railroad and Mexico-based motor carriers. Pursuant to these arrangements, the company interchanges its trailers with the Mexico freight service provider for movement within Mexico. During 1994, approximately 6% of freight revenue was derived from international activities, for which the company collects primarily United States currency, principally from United States-based customers.

       In providing certain international and intermodal transportation services, the company is able to transport more loaded trailers (which require relatively lower capital investment) while engaging fewer tractors (which involve relatively higher capital investment). It is probable that the company's trailer fleet will continue to expand more rapidly than its tractor fleet as these activities continue to grow. Also contributing to the increase in the trailer-to-tractor ratio from 1.3:1 at January 1, 1992, to 1.5:1 at yearend 1994 were continued expansion of dedicated fleet and short-haul full-truckload services and, in general, the more rapid expansion of the company's full-truckload services in relation to its LTL service. Full-truckload services generally involve the utilization of more trailers to enable tractors to remain in service while idle trailers are being loaded and unloaded.

       The company is continuing to aggressively seek to increase the number of tractors provided by owner-operators in its full-truckload operations. During 1994 and 1993, the number of full-truckload tractors provided by owner-operators increased by about 25% and 7%, respectively.

       The company continues to experience cyclical shortages and surpluses of qualified employee-drivers for company-operated tractors and employee-driver turnover has been high. This situation, which has been typical in the industry, tends to increase costs associated with employee-driver training and recruiting. The company continues to experience cycles in which customer demands for services exceed the company's ability to provide the services. Significant efforts are devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction. The company offers monetary incentives to employee-drivers meeting certain targeted fuel economy, safety, and tenure goals. In the future, certain

MANAGEMENT'S DISCUSSION

aspects of employee-drivers' compensation will continue to be tied to improvements in productivity and quality of service.

       Income from operations increased by 24.3% during 1994 to $19,136,000 as compared to $15,390,000 in 1993 and $11,709,000 in 1992. The net margin (net income as a percent of total revenue) for 1994, 1993 and 1992 was 4.3%, 4.2% and 3.7%, respectively. Changes in the percentage of total revenue generated from full-truckload versus LTL shipments, as well as changes in the mix of company-operated versus owner-operated equipment and in the mix of leased versus owned equipment, contributed to variations in related operating and interest expenses during the three-year period.

       The percents of freight revenue absorbed by employee road driver payroll costs have continued to increase as the company-operated, full-truckload fleet has expanded more rapidly than has the independent contractor fleet. Partially offsetting this increase has been a gradual decline in the percent of freight revenue absorbed by payroll costs of non-driver employees. In addition, costs associated with fringe benefits, such as work-related injuries and non-driver incentive compensation declined during 1994 as a percent of freight revenue. As a result of these changes, salaries, wages and related expenses, as a percentage of freight revenue, for 1994, 1993 and 1992 were 24.9%, 25.2% and 24.4%, respectively.

       As the percentage of total freight handled by company-operated equipment increased, the percent of freight revenue absorbed by purchased transportation (primarily payments to owner-operators) declined from 24.8% in 1992, to 22.5% in 1993 and to 21.1% in 1994.

       The increased activity of company-operated, full-truckload equipment contributed to increased expenditures for supplies and expenses, particularly for fuel and driver road expenses. The effect of fuel price changes on the company's operating expenses has been magnified as a result of the higher percentage of total freight transported by company-operated equipment. Average per-gallon fuel costs (including fuel taxes) paid by the company decreased by about 1% during 1994 despite an increase of 4.3 cents per gallon in federal taxes on diesel fuel and the federally-mandated use of more costly low-sulfur fuel effective during the 1993 fourth quarter. Each year, several states have also increased their per-gallon fuel taxes. The company has been able to mitigate the effect of increases in fuel taxes and the higher cost of low-sulfur fuel primarily through the utilization of more fuel efficient tractors, by aggressively managing its fuel purchasing and by obtaining freight rate increases from its customers. Fuel price fluctuations result from many external market factors, most of which cannot be influenced or forecasted by the company. Recovery of future fuel tax or price increases, if any, will continue to depend upon competitive market conditions.

       The total of revenue equipment rent and depreciation expense decreased from 10.3% of freight revenue in 1992 to 9.8% for 1993. During 1994, these costs totaled

MANAGEMENT'S DISCUSSION

10.2% of freight revenue. Rising longer-term interest rates, the cost of which is imbedded in equipment rental, contributed to the 1994 increase in revenue equipment rental expense.

       Insurance and claims expense, as a percentage of freight revenue, was 5.2% in 1994, 4.8% in 1993, and 4.3% in 1992. Premiums paid to insurance companies do not significantly contribute to overall insurance costs, partially because the company carries significant deductibles under its policies of liability insurance. Claims against the company for over-the-road accidents are the primary component of insurance and claims expense and these expenses tend to vary in relation to miles traveled. In recent years, full-truckload operations, from which per-mile revenue is relatively low, have been expanding more rapidly than LTL operations, from which per-mile revenue is relatively high. Accordingly, while insurance expense on a per-mile basis did not change significantly between 1993 and 1994, the increased percentage of full-truckload miles and revenue during 1994 resulted in the increase in insurance and claims expense as a percentage of combined full-truckload and LTL freight revenue.

       Insurance and claims expense can vary significantly from year to year. Estimated reserves are established for potential claims based on the information available at the time of an incident. As additional information regarding the incident becomes available, adjustments are made to previously recorded amounts. The aggregate amount of open claims, some of which involve litigation, is significant. In the opinion of management, however, these claims can be resolved without a material adverse effect on the company's financial position or its results of operations.

       During 1993, the company's motor carrier subsidiaries were granted authority by the Interstate Commerce Commission to become self-insured for the risks of public liability and cargo loss and damage. Deductibles under insurance policies were not changed in connection with this authorization. The company expects that outlays associated with claims settlement and expenses related to claims management will be reduced under the self-insurance program.

       In order to improve its safety performance, reduce accidents and lower insurance and claims expense, the company has strengthened restrictions on the manner in which equipment may be operated on its behalf. Driver selection, safety training, performance evaluations and rewards for accident-free driving will continue to be major areas of concentration.

       Gains from the sale of equipment totaled $136,000 in 1992, rose to $629,000 in 1993 and fell to $405,000 in 1994. The company generally replaces tractors and trailers after three and seven years of service, respectively. The amount of gains from the sale of equipment depend primarily upon market conditions for used equipment.

MANAGEMENT'S DISCUSSION

       The company also has operations engaged in the sale and service of refrigeration equipment. Non-freight revenue associated with these operations totaled $22,304,000 during 1994, $16,875,000 in 1993 and $12,846,000 in 1992.
These operations posted a minor operating loss during 1992 and generated a small operating profit in 1993. An operating profit of $765,000 was posted for 1994. Significant costs were incurred throughout 1992 in connection with the expansion of these operations and the development of new markets. Programs designed to improve gross margins and to reduce overhead expenses were then implemented and certain assets associated with unprofitable divisions were sold. The results of these programs, together with increased non-freight activity, combined to improve operating results in 1994.

       For 1994, 1993, and 1992, interest and other expense was $1,372,000, $963,000, and $484,000, respectively. Relatively high interest expense during 1993 resulted primarily from borrowings to finance increased levels of working capital and the company's expansion of its full-truckload operations. Rising interest rates, which were only partially offset by lower average borrowing under the company's line of credit, and net expenses associated with the implementation of a company-owned life insurance program during 1994 were the primary reasons for the increased 1994 expense.

       Pre-tax income rose by 23.1% and 28.5% in 1994 and 1993, respectively. Net income increased by 25.8% in 1994 and 32.1% in 1993. The provision for income tax, as a percent of income before income tax for 1994, 1993, and 1992 was 33.2%, 34.6%, and 36.4%, respectively. The variances from the company's statutory rate of 34.9% for 1994, 34.3% for 1993 and 34.0% for 1992 were principally due to decreased expenses which are only partially deductible for federal income tax purposes (such as road driver meals) and increased non-taxable income associated with the newly-adopted company-owned life insurance program.

LIQUIDITY
       The company continues to maintain a strong financial position. Following is a summary of certain liquidity measures (dollars in thousands):

                                     December 31,
                               -------------------------
                                1994     1993     1992
                               -------  -------  -------
Cash provided by operations    $20,025  $17,482  $16,395
Working capital                $25,623  $20,823  $16,949
Current ratio                      1.8      1.8      1.8

     The increase in cash provided by operations is attributable primarily to increased revenue and net income, as well as refinements in the company's cash management systems.

MANAGEMENT'S DISCUSSION

CAPITAL RESOURCES

     Expenditures for property and equipment totaled $13.6 million during 1994, $23.6 million in 1993, and $19.1 million in 1992. In addition, the company financed, through operating leases, the acquisition of revenue equipment valued at $30 million, $32 million, and $3 million, respectively, during these years. During recent years, the company has created and significantly expanded its fleet of company-operated tractors and trailers, and acquired the businesses and certain assets of other motor carriers in connection with the expansion of its activities.

     In connection with the need for funds to finance the purchase of assets from acquired business and the continuing expansion of the company-operated, full-truckload fleet, the company has in place a $50 million line of credit. Interest rates under the credit agreement are at prime or below. No commitment fee is charged on the unused portion of the credit line. This line of credit is also used to support letters of credit issued in connection with the company's insurance programs. The amount available for borrowing is reduced by such letters of credit which totaled approximately $9 million at December 31, 1994. At the end of 1994, approximately $32 million was available under the credit line.

     The company plans to replace about 250 of its tractors during 1995. Further, the company expects to add approximately 100 new tractors and approximately 150 new trailers to its fleet during the year. These expenditures will be financed by internally generated funds, borrowings under the credit agreement, and leasing. Management believes these sources of capital will be sufficient to finance the company's operations and capital expenditures during 1995.

          At December 31, 1994, 1993 and 1992, the ratios of long-term debt to total capitalization were 12.3%, 24.6%, and 22.3%, respectively.


Consolidated Statements of Income
- ------------------------------------------------------
Frozen Food Express Industries, Inc., and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(in thousands, except per-share amounts)

                                                1994      1993      1992
- --------------------------------------------------------------------------

Revenue
   Freight revenue                             $252,316  $210,514  $182,042
   Non-freight revenue                           22,304    16,875    12,846
                                               --------  --------  --------
                                                274,620   227,389   194,888
                                               --------  --------  --------
Costs and expenses
   Freight operating expenses
     Salaries, wages and related expenses        62,900    53,042    44,385
     Purchased transportation                    53,340    47,400    45,193
     Supplies and expenses                       68,430    55,471    45,678
     Revenue equipment rent                      16,027    10,757    11,280
     Communications and utilities                 3,285     2,753     2,835
     Insurance and claims                        13,066    10,020     7,910
     Depreciation                                 9,752     9,941     7,554
     Operating taxes and licenses                 4,988     4,069     3,581
     Gain on sale of equipment                     (405)     (629)     (136)
     Miscellaneous expense                        2,562     2,394     2,037
                                               --------  --------  --------
                                                233,945   195,218   170,317

   Non-freight costs and operating expenses      21,539    16,781    12,862
                                               --------  --------  --------
                                                255,484   211,999   183,179
                                               --------  --------  --------

Income from operations                           19,136    15,390    11,709

Interest and other expense                        1,372       963       484
                                               --------  --------  --------
Income before income tax                         17,764    14,427    11,225
Provision for income tax                          5,890     4,986     4,081
                                               --------  --------  --------
Net income                                      $11,874    $9,441    $7,144
                                               --------  --------  --------
Net income per share of common stock
   Primary and fully diluted                    $   .72    $  .58   $   .45

- ---------------------------------------------------------------------------
See accompanying notes.



Consolidated Balance Sheets

Frozen Food Express Industries, Inc., and Subsidiaries
December 31, 1994 and 1993
(in thousands)
                                                   1994               1993
- ----------------------------------------------------------------------------
Assets
Current assets
   Cash and cash equivalents                     $ 4,381             $ 3,834
   Accounts receivable, net                       36,643              31,611
   Inventories                                     8,006               6,313
   Tires on equipment in use                       4,334               4,002
   Other current assets                            3,692               2,302
                                               ---------            --------
   Total current assets                           57,056              48,062
                                               ---------            --------


Property and equipment, at cost
   Land                                            2,389               2,272
   Buildings and improvements                     12,132              10,856
   Revenue equipment                              64,401              64,738
   Service Equipment                               8,926               7,630
   Computer, software and related equipment        8,992               6,964
                                               ---------            --------
                                                  96,840              92,460

   Less accumulated depreciation                  42,679              35,414
                                               ---------            --------


   Net property and equipment                     54,161              57,046
                                               ---------            --------


Other assets                                       5,619               3,554
                                               ---------            --------


                                                $116,836            $108,662
                                               =========            ========
- ----------------------------------------------------------------------------
See accompanying notes.



Consolidated Balance Sheets

Frozen Food Express Industries, Inc., and Subsidiaries
December 31, 1994 and 1993
(in thousands)
                                                     1994           1993
- --------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities
   Trade accounts payable                          $ 12,580      $ 11,549
   Payable to owner-operators                         1,448         1,640
   Accrued claims liabilities                         7,712         4,081
   Accrued payroll                                    5,006         4,263
   Deferred federal income tax                          163           888
   Federal income tax payable                            --         1,809
   Other accrued liabilities                          4,524         3,009
                                                   --------      --------
   Total current liabilities                         31,433        27,239

Long-term debt                                        9,000        17,000
Deferred federal income tax                           4,512         3,554
Accrued claims and other liabilities                  7,603         8,886
                                                   --------      --------

   Total liabilities and deferred credits            52,548        56,679
                                                   --------      --------

Commitments and contingencies                            --            --

Stockholders' equity
   Common stock, 17,281 shares issued in 1994
     and 13,825 in 1993                              25,921        20,737
   Additional paid-in capital                            --           259
   Retained earnings                                 43,513        36,164
                                                   --------      --------
                                                     69,434        57,160

   Less - Treasury stock, at cost                     4,538         3,962
          Receivable from ESOP                          608         1,215
                                                   --------      --------
   Total stockholders' equity                        64,288        51,983
                                                   --------      --------
                                                   $116,836      $108,662
                                                   ========      ========

- --------------------------------------------------------------------------
See accompanying notes.

Consolidated Statements of Cash Flows

Frozen Food Express Industries, Inc., and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(in thousands)
                                                          1994       1993          1992
- -----------------------------------------------------------------------------------------
Cash flows from operating activities
 Net income                                             $ 11,874     $ 9,441      $ 7,144
  Non-cash items involved in net income
    Depreciation and amortization                         10,224      10,484        8,189
    Provisions for losses on accounts receivable           1,136       1,303          661
    Deferred federal income tax                              233        (814)        (339)
  Gain on sale of property and equipment                    (405)       (629)        (136)
  Non-cash contribution to employee benefit plans          1,609       2,202        1,572
 Change in assets and liabilities,
  net of effects from acquired businesses
    Accounts receivable                                   (6,420)     (9,413)      (5,282)
    Inventories                                           (1,693)     (2,191)      (1,138)
    Tires on equipment in use                               (332)       (892)      (1,083)
    Other current assets                                  (1,390)        365          (59)
    Trade accounts payable                                 2,584       1,632        1,526
    Payable to owner-operators                              (192)        540          196
    Accrued claims and other liabilities                   2,348       2,170        3,355
    Accrued payroll                                          743       1,312          439
    Federal income tax payable                            (1,809)      1,655          697
    Other accrued liabilities                              1,515         317          704
    Other                                                     --          --          (51)
                                                          ------      ------       ------
  Net cash provided by operating activities               20,025      17,482       16,395
                                                          ------      ------       ------


Cash flows from investing activities
 Payment for businesses acquired                            (937)     (2,636)        (562)
 Expenditures for property and equipment                 (13,615)    (23,562)     (19,115)
 Proceeds from sale of property and equipment              5,455       6,776          740
 Advances to ESOP                                             --          --       (3,168)
 Other                                                    (1,223)     (1,523)         217
                                                          ------      ------       ------

  Net cash used in investing activities                  (10,320)    (20,945)     (21,888)
                                                          ------      ------       ------


Cash flows from financing activities
 Borrowings under revolving credit agreement              25,000      22,600       12,800
 Payments against revolving credit agreement             (33,000)    (17,600)      (5,800)
 Dividends paid                                           (1,520)     (1,494)      (1,170)
 Proceeds from sale of treasury stock                      1,012         927          941
 Purchases of treasury stock                                (650)       (813)        (831)
                                                          ------      ------       ------
  Net cash provided by (used in) financing activities     (9,158)      3,620        5,940
                                                          ------      ------       ------


Net increase in cash and cash equivalents                    547         157          447
Cash and cash equivalents at beginning of year             3,834       3,677        3,230
                                                          ------      ------       ------

Cash and cash equivalents at end of year                 $ 4,381     $ 3,834      $ 3,677
                                                         =======     =======      =======

- -----------------------------------------------------------------------------------------
See accompanying notes.

Consolidated Statements of Stockholders' Equity

Frozen Food Express Industries, Inc., and Subsidiaries
Years ended December 31, 1994, 1993 and 1992
(in thousands)
                                      Shares of    Par Value  Additional  Shares of   Cost of                            Total
                                        Common     of Common    Paid-in    Treasury  Treasury  Retained    ESOP       Stockholders'
                                    Stock Issued     Stock      Capital     Stock      Stock   Earnings  Receivable     Equity
- -----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1991                  7,777         $11,665          --      1,255     $2,714    $28,202   $2,094       $35,059

Net income                               --              --          --         --         --      7,144       --         7,144
Cash dividends paid
 ($.079 per share)                       --              --          --         --         --     (1,170)      --        (1,170)
Treasury stock purchased                 --              --          --        165      1,918         --       --        (1,918)
Treasury stock reissued                  --              --       1,053       (114)      (260)        --       --         1,313
Exercise of stock options                --              --         500       (455)    (1,064)        --       --         1,564
4-for-3 stock split in the form
 of a 33% stock dividend              2,592           3,888      (1,174)       313         --     (2,714)      --            --
Purchase shares on open market           --              --          --         --         --         --     1,075        (1,075)
Contributions/payments                   --              --          --         --         --         --      (882)          882
                                    -------         -------     -------    -------    -------    -------   -------       -------
At December 31, 1992                 10,369          15,553         379      1,164      3,308     31,462     2,287        41,799

Net income                               --              --          --         --         --      9,441        --         9,441
Cash dividends paid
 ($.096 per share)                       --              --          --         --         --     (1,494)       --        (1,494)
Treasury stock purchased                 --              --          (3)       101      1,708         --        --        (1,711)
Treasury stock reissued                  --              --       1,522       (119)      (396)        --        --         1,918
Exercise of stock options                --              --         300       (207)      (658)        --        --           958
4-for-3 stock split in the form
 of a 33% stock dividend              3,456           5,184      (1,939)       323         --     (3,245)       --            --
Contributions/payments                   --              --          --         --         --         --    (1,072)        1,072
                                    -------         -------     -------    -------    -------    -------   -------       -------
At December 31, 1993                 13,825          20,737         259      1,262      3,962     36,164     1,215        51,983

Net income                               --              --          --         --         --     11,874        --        11,874
Cash dividends paid
 ($.096 per share)                       --              --          --         --         --     (1,520)       --        (1,520)
Treasury stock purchased                 --              --          --         94      1,487         --        --        (1,487)
Treasury stock reissued                  --              --       1,427       (110)      (358)        --        --         1,785
Exercise of stock options                --              --         493       (172)      (553)        --        --         1,046
Retroactive effect of a 5-for-4
 stock split in the form of
 a 25% stock dividend                 3,456           5,184      (2,179)       268         --     (3,005)       --            --
Contributions/payments                   --              --          --         --         --         --      (607)          607
                                    -------         -------     -------    -------    -------    -------   -------       -------
At December 31, 1994                 17,281          $25,921    $    --      1,342     $4,538    $43,513      $608       $64,288
                                    =======         =======     =======    =======    =======    =======   =======       =======

See accompanying notes.

Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION -- Frozen Food Express Industries, Inc. (FFEX), a Texas corporation, and its subsidiaries, all of which are wholly-owned, are primarily engaged in motor carrier transportation of perishable commodities, providing direct service for both full-truckload and less-than-truckload shipments in all 48 contiguous states as well as Canada and Mexico. The consolidated financial statements include FFEX and all subsidiary companies (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

  CASH EQUIVALENTS -- The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

  ACCOUNTS RECEIVABLE -- In the normal course of business, the Company extends unsecured credit to its customers which are located throughout the United States. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which will eventually become uncollectible. Accounts receivable from customers are stated net of allowances for doubtful accounts of $1,286,000 and $1,004,000 as of December 31, 1994, and 1993, respectively.

  INVENTORIES -- Inventories are valued at the lower of cost (principally weighted average cost or specific identification method) or market.

  PROPERTY AND EQUIPMENT -- Property and equipment are carried at cost. Maintenance and repairs are charged to operations currently. Capitalized interest on funds borrowed to finance the construction and development of major assets, replacements and improvements was $100,000 during 1994 and $50,000 during 1992. No interest was capitalized during 1993.

  DEPRECIATION -- Depreciation of property and equipment is calculated using the straight-line method generally over estimated useful lives of 20 to 30 years for buildings, 3 to 10 years for improvements to owned or leased facilities, 3 to 7 years for revenue equipment, 2 to 20 years for service equipment, and 2 to 5 years for computer, software and related equipment.

  FREIGHT REVENUE AND EXPENSE RECOGNITION -- Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper.

  INCOME TAXES -- Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon enacted tax rates anticipated to be in effect when these temporary differences are expected to reverse.

  PRIOR PERIOD AMOUNTS -- Certain prior period amounts have been reclassified to conform with the current year presentation.

  SUBSEQUENT EVENT -- On February 8, 1995, the Board of Directors declared a 5-for-4 stock split in the form of a 25% stock dividend. Retroactive effect has been given to the stock dividend in the stockholders' equity accounts as of December 31, 1994, and all applicable share and per-share data in the financial statements.

2.  LONG-TERM DEBT

  The Company has a $50 million line of credit pursuant to a revolving credit agreement with three commercial banks. As long as the Company maintains a required "borrowing base", payments on principal are not due until termination of the agreement. The agreement, which has no stated expiration date, can be terminated by either party upon sixty days' notice, with repayment due in 48 equal monthly payments commencing 13 months following the termination. The agreement provides for interest payable quarterly at the prime rate of one of the banks. The Company may elect to borrow for specified periods of time at fixed interest rates. The fixed interest rates are based on the London Interbank Offered Rate or specified 90-day or 180-day certificate of deposit rates. At December 31, 1994, $9,000,000 was borrowed at fixed rates averaging 7%. At December 31, 1993, $15,000,000 was borrowed at fixed rates averaging 4.1%, and $2,000,000 was borrowed at the prime rate of 6%.

  The agreement sets certain minimum limits on consolidated net worth. Cash dividends paid during any four consecutive quarters may not exceed 40% of the total net income of the four quarters preceding the declaration of any cash dividend. In addition, the Company is required to maintain certain minimum financial and coverage ratios. Future investments, mergers and leases of property are also restricted. Additionally, the agreement provides that the amount the Company is permitted to borrow is reduced by outstanding letters of credit (see Note 6). Under the terms of the revolving credit agreement, the banks have the option to obtain liens on revenue equipment, accounts receivable and service equipment. The banks have made no request for such liens. At December 31, 1994, approximately $32 million was available under the agreement. No commitment fees are charged on the unused portion of the credit line and no compensating balances are required.

  Total interest payments made during 1994, 1993 and 1992 were $809,000, $755,000, and $389,000, respectively.

3.  FINANCING AND INVESTING ACTIVITIES NOT AFFECTING CASH

  During 1994, 1993 and 1992, the Company funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 78,035, 109,680 and 102,514 shares, respectively, of treasury stock to the trustees of the plans. The fair market value of the shares, at the time of the contributions, was approximately $1,002,000, $1,130,000 and $690,000, respectively.

  During 1994, 1993 and 1992, $607,000, $1,072,000 and $882,000, respectively, of the Company's contribution to another ESOP was applied against amounts owed by the ESOP to the Company (see Note 5).

  In 1992 the Company transferred $516,000 from other non-current assets to buildings and improvements representing previously incurred costs associated with the exercise of a purchase option for a formerly leased terminal property.

  As of December 31, 1993 and 1992, accounts payable included $1,553,000 and $865,000, respectively, for the purchase of equipment delivered during 1993 and 1992. As of December 31, 1994 and 1993, accounts receivable included $24,000 and

$245,000, respectively, from the sale of equipment retired and sold during 1994 and 1993.

4.  INCOME TAXES

  The provision for income tax consisted of the following (in thousands):

                            1994    1993     1992
                           ------  ------   ------
Taxes currently payable
  Federal                  $5,337  $5,169   $4,202
  State                       320     222      218
Deferred federal taxes        233    (405)    (339)
                           ------  ------   ------
                           $5,890  $4,986   $4,081
                           ======  ======   ======

  The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                             1994   1993   1992
                           ------  ------ -----
Statutory federal income    34.9%  34.3%  34.0%
    tax rate
Non-taxable income          (2.9)    --     --
Non-deductible expenses      0.3    1.6    1.5
Other, net                   0.9   (1.3)   0.9
                           -----   -----  -----
                            33.2%  34.6%  36.4%
                           =====   =====  =====

  Total income taxes paid by the Company were $7,259,000, $3,477,000 and $3,169,000 for 1994, 1993 and 1992, respectively.

  The following presents the changes in the primary components of the total deferred tax liability (in thousands):

                                         Deferred
                            December    (Provision)   December
                            31, 1993      Benefit     31, 1994
                            --------     ---------     -------
Accrued claims               $ 3,658      $ 1,011    $  4,669
Allowance for bad debts          276          353         629
Prepaid expense               (1,872)        (155)     (2,027)
Fixed assets                  (6,332)      (1,670)     (8,002)
Other                           (172)         228          56
                             -------      -------     -------
                             $(4,442)     $  (233)    $(4,675)
                             =======      =======     =======

5.  RETIREMENT PLANS

  The Company sponsors ESOPs for its employees. Contributions to the ESOPs are made at the discretion of the Board of Directors. One of the ESOPs financed its purchases of FFEX stock with borrowed funds. Initially, these funds were borrowed from a bank. During 1992, a subsidiary of FFEX paid the bank debt in full and now carries the ESOP loan. During 1992, this leveraged ESOP made purchases of FFEX common stock totaling $1,075,000 financed by increasing the amount borrowed under the ESOP loan agreement. No such purchases were made during 1994 or 1993. These loans mature in annual installments through 1999 and bear interest at the prime rate. The interest rate for these loans at December 31, 1994 and 1993, was 8.5% and 6%, respectively. The remaining loan balance of $608,000 at December 31, l994, is expected to be repaid by the ESOP from future Company contributions to the ESOP. The following table sets forth a summary of ESOP related expense (in thousands):

                              1994    1993    1992
                             ------  ------  ------
Level payments required      $   -   $   -    $  -
Contribution in excess of
   required payments          1,296   1,172     942
Interest paid by Company
   on behalf of ESOP             85      78      58
                             ------  ------  ------
                             $1,381  $1,250  $1,000
                             ======  ======  ======
Dividends on ESOP shares
    used for debt
    service                  $   29  $   64  $   84
                             ======  ======  ======

  The leveraged ESOP utilizes dividends received on the shares pledged as collateral under the loan agreement to service the ESOP debt. To the extent these dividends are not sufficient to satisfy the full amount of the interest on the debt, the contribution required of the Company is increased.

  In 1993 the American Institute of Certified Public Accountants issued Statement of Position 93-6, "Employers' Accounting in Employee Stock Ownership Plans" (SOP 93-6). SOP 93-6 significantly changes the way employers will account for contributions to leveraged ESOPs. SOP 93-6 allows employers to account for shares acquired by leveraged ESOPs prior to January 1, 1993, under rules which were previously in effect. Generally, SOP 93-6 impacts employers' recognition of expense and determination of weighted average shares outstanding for purposes of computing earnings per share. During 1994 and 1993, the leveraged ESOP did not acquire any FFEX shares. As such, the provisions of SOP 93-6 have not impacted the Company. The Company has not determined whether the leveraged ESOP will use borrowed funds to acquire FFEX shares in the future.

  The Company sponsors a Savings Plan (the Plan) for its employees. Contributions by the Company to the Plan for the benefit of employees are determined by reference to voluntary contributions made by each employee. Company contributions are made on a quarterly basis by transferring, at fair market value, shares of FFEX stock to the Plan. For 1994, 1993 and 1992, Company contributions to the Plan were approximately $1,002,000, $1,030,000 and $630,000, respectively.

6.  COMMITMENTS AND CONTINGENCIES

  The Company leases certain office space, terminals, maintenance facilities, and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, l994, are (in thousands):

              Related   Third
              Parties  Parties   Total
              -------  -------  -------
1995           $  569  $14,147  $14,716
1996              372   11,594   11,966
1997              109    5,304    5,413
1998               --    3,570    3,570
1999               --    2,662    2,662
After 1999         --    3,354    3,354
               ------  -------  -------
Total          $1,050  $40,631  $41,681
               ======  =======  =======

  Leases with related parties involve tractors leased from certain officers of the Company under three-year non-cancelable operating leases. For 1994, 1993 and 1992, respectively, payments under these leases were $489,000, $191,000 and $232,000, respectively.

  At December 31, 1994, the Company had purchase commitments of approximately $36 million for the purchase of tractors, trailers and information systems in l995 and 1996.

  The Company has accrued for costs related to public liability and work-related injury claims, some of which involve litigation. The aggregate amount of these claims is significant. In the opinion of management, these actions can be successfully defended or resolved, and any additional costs incurred over amounts accrued will not have a material adverse effect on the Company's financial position or results of operations. At December 31, 1994, in connection with its accrued claims liabilities administered by independent insurance companies, the Company had established approximately $8,900,000 of irrevocable letters of credit in favor of the insurance companies. Under the terms of the insurance agreements, the letters of credit may be drawn upon in the event of default for failure to pay claims (within retention levels specified in the policies).

7.  NET INCOME PER SHARE OF COMMON STOCK

  Net income per share of common stock was computed using the weighted average number of common and common equivalent shares, (calculated using the treasury stock method) outstanding during the year. Computation of primary common stock equivalents assumes exercise of options at the average market price of FFEX's shares during each year. The computation of fully diluted common stock equivalents assumes exercise of options at the year-end market price. The shares presented in the following table are in thousands.


                  Weighted
                   Average      Common     Weighted
                   Shares        Stock     Average
                 Outstanding  Equivalents   Shares
                 -----------  -----------  --------
Primary
    1994              15,852          599    16,451
    1993              15,546          666    16,212
    1992              14,930          961    15,891

Fully Diluted
    1994              15,852          599    16,451
    1993              15,546          730    16,276
    1992              14,930          980    15,910

8.  STOCKHOLDERS' EQUITY

  As of December 31, 1994 and 1993, there were authorized 40 million of FFEX's $1.50 par value common stock. At December 31, 1992, 20 million shares were authorized.

  ESOP debt represents the amount of the Company's receivable from one of its ESOPs. Current financial reporting practice requires this amount to be reflected as a reduction of stockholders' equity.

  FFEX has stock option plans adopted in 1993, 1987 and 1982 which provide that options for shares of FFEX common stock may be granted to officers and key employees of the Company at the fair market value on the date of grant and to non-employee directors of FFEX at the greater of 50% of the fair market value at date of grant or $1.00. The options expire 10 years from the date of grant. Under the 1993 and 1982 stock option plans, options may be granted for 10 years following shareholder ratification. Accordingly, no future options may be granted under the 1982 plan. The following table sets forth summarized information regarding the plans:

                                             1994         1993         1992
                                          ----------   ----------   ----------
Options outstanding at beginning of year   1,009,520    1,034,275    1,624,081
Surrendered, forfeited or expired               (938)      (6,060)          -
Granted                                      207,500      321,666      380,959
Exercised                                   (214,764)    (340,361)    (970,765)
                                          ----------   ----------   ----------
Options outstanding at end of year         1,001,318    1,009,520    1,034,275
                                          ==========   ==========   ==========
Average price of options exercised
 during the year                               $4.87        $2.87        $1.51
Average price of outstanding options at
 end of year ($1.00 to $12.40)                 $6.10        $4.65        $2.94
Exercisable options                          794,756      689,553      673,341
Options available for future grants          708,075      102,138      439,124

______________________________________________________________________________

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS

To Frozen Food Express Industries, Inc.:

  We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc., and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                  Arthur Andersen LLP

Dallas, Texas
February 8, 1995

Quarterly Financial, Stock and Dividend Information

(Unaudited)
(In thousands, except per share amounts)

                                     First   Second    Third   Fourth
                                    Quarter  Quarter  Quarter  Quarter    Year
- --------------------------------------------------------------------------------

1994
Revenue                             $60,301  $70,303  $72,535  $71,481  $274,620
Income from operations                2,934    5,986    5,477    4,739    19,136
Net income                            1,745    3,787    3,434    2,908    11,874
Net income per share of
 common stock
  Primary and fully diluted            .10      .23      .21      .18       .72

Cash dividends per share               .024     .024     .024     .024      .096

Common stock price per share
  High                               15       13 3/8   13 5/8   13 3/8    15
  Low                                11       12       12 7/8   11 7/8    11

Common stock trading volume           2,244    1,461    1,034      718     5,457

- --------------------------------------------------------------------------------

1993

Revenue                             $48,957  $57,025  $60,557  $60,850  $227,389
Income from operations                2,272    4,782    4,598    3,738    15,390
Net income                            1,345    2,956    2,774    2,366     9,441
Net income per share of common stock
  Primary and fully diluted            .08      .18      .17      .14       .58

Cash dividends per share               .024     .024     .024     .024      .096

Common stock price per share
  High                               10 1/2   11 1/4   12 1/2   15        15
  Low                                 8 1/4    7 1/4    9 3/4   10         7 1/4

Common stock trading volume           1,249    1,931    2,243    1,591     7,014

- --------------------------------------------------------------------------------


  Amounts per share of common stock and common stock trading volume for all periods have been adjusted retroactively to reflect a 5-for-4 stock split in the form of a 25% stock dividend declared and paid during the first quarter of 1995.

  As of March 10, 1995, the company had approximately 6,000 beneficial shareholders, including participants in the company's Employee Stock Ownership Plans.

  On May 25, 1993, the company's common stock began trading on the Nasdaq Stock Market under the symbol FFEX. Prior to that date, the company's stock was listed on the American Stock Exchange. Trading volume and price per share are as reported to the company by the appropriate stock exchange.