Form 10-K405, Exhibit 13
period 1995-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 1996-03-29
CIK 39273

EXHIBIT 13.1

     THIS FORM 10-K INCORPORATES CERTAIN SECTIONS OF THE REGISTRANT'S 1995 ANNUAL REPORT TO SHAREHOLDERS. ACCORDINGLY, ONLY THE PORTIONS OF REGISTRANT'S 1995 ANNUAL REPORT TO SHAREHOLDERS WHICH ARE INCORPORATED BY REFERENCE INTO THIS FORM 10-K ARE FILED AS THIS EXHIBIT 13.1.

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA       1995      1994      1993      1992
(in thousands, except ratio, rates, equipment and per share amounts)
Summary of Operations
  Revenue                                     292,345   274,620   227,389   194,888
  Operating expenses                          276,961   255,484   211,999   183,179
  Net income                                    9,253    11,874     9,441     7,144
  Net margin                                      3.2%      4.3%      4.2%      3.7%
  After-tax return on equity                     13.3%     20.4%     20.1%     18.6%
  Net income per common share, fully diluted      .57       .72       .58       .45
Financial Data
  Working capital                              25,024    25,623    20,823    16,949
  Current ratio                                   1.7       1.8       1.8       1.8
  Cash provided by operations                  24,180    20,025    17,482    16,395
  Capital expenditures, net                     8,383     8,160    18,453    18,375
  Long-term debt                                    0     9,000    17,000    12,000
  Shareholders' equity                         75,021    64,288    51,983    41,799
  Long-term debt-to-equity ratio                   --        .1        .3        .3
Common Stock
  Average shares outstanding, fully diluted    16,132    16,451    16,276    15,910
  Book value per share                           4.59      4.03      3.31      2.72
  Market value per share
     High                                      13 7/8      15      15        11 1/2
     Low                                        8 1/2      11       7 1/4     3 7/8
  Cash dividends per share                        .12      .096      .096      .079
Revenue Table
  Full truckload                              180,598   163,988   129,549   109,178
  Less-than-truckload                          87,783    88,328    80,965    72,864
  TL/LTL % revenue contribution                 62/30     60/32     57/36     56/37
Equipment in Service at Yearend
  Tractors
     Company operated                           1,149     1,099       945       800
     Provided by owner-operators                  667       505       457       432
     Total                                      1,816     1,604     1,402     1,232
  Trailers
     Company provided                           2,770     2,406     2,027     1,609
     Provided by owner-operators                   27        21        32        24
     Total                                      2,797     2,427     2,059     1,633
Full-Truckload
  Revenue                                     180,598   163,988   129,549   109,178
  Loaded miles                                135,469   121,106    97,753    83,247
  Shipments                                     142.9     128.1     106.6      92.9
  Revenue per shipment                          1,264     1,280     1,215     1,175
  Loaded miles per load                           948       945       917       896
  Revenue per loaded mile                        1.33      1.35      1.33      1.31
  Number of loads per business day                567       508       423       367
  Revenue per business day                        717       651       514       431
Less-than-Truckload
  Revenue                                      87,783    88,328    80,965    72,864
  Hundredweight                                 8,296     8,670     8,116     6,848
  Shipments                                     292.1     305.2     292.0     253.3
  Revenue per hundredweight                     10.58     10.19      9.98     10.64
  Revenue per shipment                            301       289       277       288
  Revenue per business day                        348       351       321       288
  Pounds per shipment                           2,840     2,841     2,779     2,704

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA       1991      1990      1989      1988
(in thousands, except ratio, rates, equipment and per share amounts)
Summary of Operations
  Revenue                                     176,995   160,171   122,248   102,136
  Operating expenses                          167,033   152,370   115,769    96,558
  Net income                                    5,202     3,618     3,779     3,660
  Net margin                                      2.9%      2.3%      3.1%      3.6%
  After-tax return on equity                     16.0%     12.6%     14.6%     16.5%
  Net income per common share, fully diluted      .34       .25       .26       .26
Financial Data
  Working capital                              15,612    13,085     9,567     5,096
  Current ratio                                   2.1       1.9       2.0       1.6
  Cash provided by operations                  14,968     9,022     9,174     9,191
  Capital expenditures, net                    (2,423)   16,285    11,619    15,060
  Long-term debt                                5,000    19,200    12,500     7,500
  Shareholders' equity                         35,059    30,005    27,255    24,348
  Long-term debt-to-equity ratio                   .1        .6        .5        .3
Common Stock
  Average shares outstanding, fully diluted    15,249    14,519    14,534    14,095
  Book value per share                           2.42      2.11      1.96      1.78
  Market value per share
     High                                       4 1/8     2 3/4     2 7/8     2 3/8
     Low                                        1 7/8     1 7/8     2 1/8     1
  Cash dividends per share                        .06       .06       .05      .038
Revenue Table
  Full truckload                              103,582    90,043    60,313    42,947
  Less-than-truckload                          65,068    64,589    60,114    57,863
  TL/LTL % revenue contribution                 59/37     56/40     49/49     42/57
Equipment in Service at Yearend
  Tractors
     Company operated                             737       739       508       256
     Provided by owner-operators                  421       386       376       496
     Total                                      1,158     1,125       884       752
  Trailers
     Company provided                           1,475     1,419     1,204       876
     Provided by owner-operators                   28        38        41        49
     Total                                      1,503     1,457     1,245       925
Full-Truckload
  Revenue                                     103,582    90,043    60,313    42,947
  Loaded miles                                 80,663    69,800    46,975    33,762
  Shipments                                      85.5      75.8      51.9      38.1
  Revenue per shipment                          1,211     1,188     1,162     1,127
  Loaded miles per load                           943       921       905       886
  Revenue per loaded mile                        1.28      1.29      1.28      1.27
  Number of loads per business day                339       301       206       151
  Revenue per business day                        411       357       239       170
Less-than-Truckload
  Revenue                                      65,068    64,589    60,114    57,863
  Hundredweight                                 6,211     6,314     6,051     5,816
  Shipments                                     231.3     241.7     253.4     256.7
  Revenue per hundredweight                     10.48     10.23      9.93      9.95
  Revenue per shipment                            281       267       237       225
  Revenue per business day                        258       256       239       230
  Pounds per shipment                           2,685     2,612     2,388     2,266

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA       1987      1986      1985
(in thousands, except ratio, rates, equipment and per share amounts)
Summary of Operations
  Revenue                                      84,585    91,195    86,916
  Operating expenses                           81,278    89,618    87,304
  Net income                                    2,373     1,055     1,157
  Net margin                                      2.8%      1.2%      1.3%
  After-tax return on equity                     12.1%      5.6%      6.3%
  Net income per common share, fully diluted      .18       .08       .09
Financial Data
  Working capital                               4,862     5,133     6,046
  Current ratio                                   1.9       1.8       1.7
  Cash provided by operations                   7,320     7,398       228
  Capital expenditures, net                     3,454     2,332     7,268
  Long-term debt                                2,300     3,900    10,630
  Shareholders' equity                         20,121    19,105    18,796
  Long-term debt-to-equity ratio                   .1        .2        .6
Common Stock
  Average shares outstanding, fully diluted    13,200    13,220    13,140
  Book value per share                           1.52      1.44      1.42
  Market value per share
     High                                       1 5/8     1 3/8     1 3/8
     Low                                        1         1           7/8
  Cash dividends per share                        .03      .006      .026
Revenue Table
  Full truckload                               26,226    30,157    29,801
  Less-than-truckload                          57,004    59,888    56,286
  TL/LTL % revenue contribution                 31/67     33/66     34/65
Equipment in Service at Yearend
  Tractors
     Company operated                              98        75       110
     Provided by owner-operators                  421       541       590
     Total                                        519       616       700
  Trailers
     Company provided                             698       720       855
     Provided by owner-operators                   49        74        92
     Total                                        747       794       947
Full-Truckload
  Revenue                                      26,226    30,157    29,801
  Loaded miles                                 18,872    21,741    20,837
  Shipments                                      26.7      29.8      29.0
  Revenue per shipment                            982     1,010     1,028
  Loaded miles per load                           706       728       719
  Revenue per loaded mile                        1.39      1.39      1.43
  Number of loads per business day                106       118       115
  Revenue per business day                        104       220       118
Less-than-Truckload
  Revenue                                      57,004    59,888    56,286
  Hundredweight                                 5,983     6,417     5,858
  Shipments                                     268.6     294.8     299.0
  Revenue per hundredweight                      9.53      9.33      9.61
  Revenue per shipment                            212       203       188
  Revenue per business day                        226       238       223
  Pounds per shipment                           2,227     2,177     1,959

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     Demand for the company's services during most of 1993 and 1994 exceeded the capacity of its full-truckload fleet and equipment utilization was high.
A strong market for transportation of both temperature controlled and general commodity freight was experienced by most of the nation's full-truckload motor carriers. Contributing to the shortage of available trucks was the continuing shortage of qualified drivers in most areas of the country. Although the company experienced sporadic driver shortages during 1993 and 1994, the industry-wide shortage was much more severe. It is estimated that as much as 5% to 8% of the nation's fleet of for-hire trucks was parked during much of 1994 due to a lack of drivers. The strong demand for trucking services coupled with a general undersupply of trucks provided for pricing stability and enabled the company to obtain selective rate increases during both 1993 and 1994.

     Beginning in late 1994 and continuing throughout most of 1995, several events occurred which significantly increased the supply of trucks and reduced the demand for trucking services.

     - The devaluation of the Mexican peso in December, 1994 significantly reduced the flow of consumer products from the United States to Mexico thereby increasing the number of trucks available for the transportation of domestic goods.

     - Softness in the construction industry and other alternative employment sources for truck drivers enabled trucking companies to employ sufficient numbers of drivers for trucks which had been underutilized during 1993 and 1994, thereby increasing truck capacity in 1995 by an estimated 5% to 8%.

     - Transportation companies such as Frozen Food Express which had near fully utilized capacity during 1994, added to their truck fleets during 1994 and 1995.

     - Many large shippers elected to reduce inventory levels during 1995 thereby decreasing their need for transportation services.

     Primarily as a result of these factors, available trucking capacity exceeded the demand for its services during 1995. This oversupply of trucks decreased utilization and productivity during the year and full-truckload freight rates came under pressure as the year progressed.

     During 1995, revenue increased by 6.5% to $292,345,000. For 1994, revenue totaled $274,620,000 and was 20.8% above 1993 revenue of $227,389,000. Full-truckload revenue rose during 1995 and 1994 by 10.1% and 26.6%, respectively, while less-than-truckload (LTL) revenue rose by 9.1% during 1994, but fell by 0.6% during 1995.

     The small decrease in LTL revenue during 1995 resulted primarily from a 4.3% reduction in the number of shipments transported. General softness in the perishable commodity transportation industry was the primary cause of the reduced quantity of shipments. Average revenue per LTL shipment, however, rose by 4.2%, which substantially offset the decline in LTL shipping activity.

     Expansion of the company-operated, full-truckload fleet increased full-truckload revenue during 1995 and 1994. During 1995, the size of the company-operated, full-truckload fleet rose by nearly 60 tractors and average miles per full-truckload shipment was substantially unchanged from 1994. During 1995, the general slowdown in the growth of demand for freight transportation services resulted in increased competition within the trucking industry. Accordingly, average revenue per full-truckload loaded mile fell by 1.5% to $1.33. During 1994, the size of the company-operated, full-truckload fleet rose by nearly 160 tractors, average miles per full-truckload shipment increased by 3% and revenue per loaded mile increased by 1.5%. The number of full-truckload shipments transported during 1995 and 1994 increased by approximately 12% and 20%, respectively, over previous year levels. During each of 1995, 1994 and 1993, company-operated, full-truckload equipment accounted for just over 75% of total full-truckload revenue.

     The company currently does not plan to increase the size of its company-operated, full-truckload fleet during 1996. Any expansion of the fleet will depend upon acquisitions, if any, of other motor carriers, developments in the nation's economy and demand for the company's services. Continued emphasis will be placed on improving the operating efficiency and increasing the utilization of this fleet through enhanced driver training and retention, seeking longer haul and more specialized business, greater use of railroad based "intermodal" transportation service for long-haul business and reducing the percentage of empty, non-revenue producing miles.

     The company is continuing to emphasize its transportation and logistics services which involve railroad based intermodal long-haul transportation. In providing such service, the company contracts with railroads to transport loaded full-truckload trailers on railroad flat cars. Railroads are paid fees for this service and the company uses its tractors to transport the trailers to and from railroad pick-up and drop-off points. During 1994 and 1995, less than 5% of the company's domestic full-truckload shipments were transported in this manner.

     During 1994 and 1995, the company expanded transportation services for customers shipping products to and from Mexico and Canada. Canadian operations are conducted with equipment operating directly under authority of the company. The company does not presently operate its tractors in Mexico. To provide service in Mexico, the company has arrangements with a railroad and Mexico-based motor carriers. Pursuant to these arrangements, the company interchanges its trailers with the Mexico freight service provider for movement within Mexico. During 1994, approximately 6% of freight revenue was derived from international activities, for which the company bills and collects primarily United States currency, principally from United States-based customers. During 1995, continuing efforts to expand international activities were negatively impacted by the late 1994 devaluation of the Mexican peso, which significantly reduced the amount of United States freight transported by all motor carriers to Mexico.

     In providing certain international and intermodal transportation services, the company transports more loaded trailers (which require relatively lower capital investment) while engaging fewer tractors (which involve relatively higher capital investment). It is probable that the company's trailer fleet will continue to expand more rapidly than its tractor fleet, if these activities continue to grow. Also contributing to the increase in the trailer-to-tractor ratio, from 1.3:1 at January 1, 1993, to 1.5:1 at yearend 1995, was the continued expansion of dedicated fleet and short-haul full-truckload services and, in general, the more rapid expansion of the company's full-truckload services in relation to its LTL service. Full-truckload services generally involve the utilization of more trailers to enable tractors to remain in service while trailers are being loaded and unloaded.

     During 1995, the company continued to increase the number of tractors provided by owner-operators to its full-truckload operations. During 1995 and 1994, the number of full-truckload tractors provided by owner-operators increased by about 33% and 25%, respectively.

     In years prior to 1995, the company experienced cyclical shortages and surpluses of qualified employee-drivers for company-operated tractors and employee-driver turnover has been high. This situation, which has been typical in the industry, tends to increase costs associated with employee-driver training and recruiting. During 1995, the company did not experience a shortage of employee-drivers, although employee-driver turnover continued at a high rate. Significant efforts are devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction. The company offers monetary incentives to employee-drivers meeting certain targeted fuel economy, safety, and tenure goals. In the future, certain aspects of employee-drivers' compensation will continue to be tied to improvements in productivity and quality of service.

     Income from operations declined by 19.6% during 1995 to $15,384,000 as compared to $19,136,000 in 1994 and $15,390,000 in 1993. The imbalance of trucks against freight caused per-truck utilization and freight rates to decline, resulting in a narrowing of profit margins. The net margin (net income as a percent of total revenue) for 1995, 1994 and 1993 was 3.2%, 4.3%, and 4.2%, respectively. Changes in the percentage of total revenue generated from full-truckload versus LTL shipments, as well as changes in the mix of company-operated versus owner-operated equipment and in the mix of leased versus owned equipment, contributed to variations in related operating and interest expenses during the three-year period.

     During 1993 and 1994, the percentages of freight revenue absorbed by employee road driver payroll costs increased relative to previous years as the company-operated, full-truckload fleet had expanded more rapidly than had the independent contractor fleet. Partially offsetting the 1993 and 1994 increase was a gradual decline in the percent of freight revenue absorbed by payroll costs of non-driver employees. In addition, costs associated with fringe benefits, such as work-related injuries and non-driver incentive compensation declined during 1994 as a percent of freight revenue. As a result of these changes, salaries, wages and related expenses, as a percentage of freight revenue, for 1995, 1994 and 1993 were 25.6%, 24.9% and 25.2%, respectively.

     As the percentage of total freight handled by company-operated equipment fluctuated, the percent of freight revenue absorbed by purchased transportation (primarily payments to owner-operators) declined from 22.5% in 1993, to 21.1% in 1994 and rose to 21.9% in 1995, due to 1995's more rapid expansion of the independent contractor provided fleet of trucks.

     Fuel costs (including fuel taxes) have been relatively stable for the past three years despite an increase of 5 cents per gallon in federal taxes on diesel fuel and the federally-mandated use of more costly low-sulfur fuel effective during the 1994 fourth quarter. Each year, several states have also increased their per-gallon fuel taxes. The company has been able to mitigate the effect of increases in fuel taxes and the higher cost of low-sulfur fuel primarily through the utilization of more fuel efficient tractors, by aggressively managing its fuel purchasing and, prior to 1995, by obtaining freight rate increases from its customers. Fuel price fluctuations result from many external market factors, most of which cannot be influenced or forecasted by the company. Recovery of future fuel tax or price increases, if any, will continue to depend upon competitive market conditions.

     The total of revenue equipment rent and depreciation expense increased from 9.8% of freight revenue in 1993 to 10.2% for 1994 and 10.5% for 1995.
The 1994 and 1995 increases were due primarily to 1994's higher interest rates, the cost of which is imbedded in equipment rental, and to the increased use of leasing to finance the expansion of the company's fleet of trailers.

     Insurance and claims expense, as a percentage of freight revenue, was 5.4% in 1995, 5.2% in 1994 and 4.8% in 1993. Premiums paid to insurance companies do not significantly contribute to overall insurance costs, partially because the company carries significant deductibles under its policies of liability insurance. Claims against the company for over-the-road accidents are the primary component of insurance and claims expense and these expenses tend to vary in relation to miles traveled. In recent years, full-truckload operations, from which per-mile revenue is relatively low, have been expanding more rapidly than LTL operations, from which per-mile revenue is relatively high. Accordingly, while insurance expense on a per-mile basis did not change significantly between 1994 and 1995, the increased percentage of full-truckload miles and revenue during 1995 resulted in the increase in insurance and claims expense as a percentage of combined full-truckload and LTL freight revenue.

     Insurance and claims expense can vary significantly from year to year. Reserves representing the company's estimate of total ultimate claims cost are established for potential claims based on the information available at the time of an incident. As additional information regarding the incident becomes available, adjustments may be made to previously recorded amounts. The aggregate amount of open claims, some of which involve litigation, is significant. In the opinion of management, however, these claims can be resolved without a material adverse effect on the company's financial position or its results of operations.

     In order to improve its safety performance, reduce accidents and lower insurance and claims expense, the company has strengthened restrictions on the manner in which equipment may be operated on its behalf. Driver selection, safety training, performance evaluations and rewards for accident-free driving will continue to be major areas of concentration.

     Gains from the sale of equipment totaled $629,000 in 1993, fell to $405,000 in 1994 and rose to $706,000 in 1995. The company generally replaces tractors and trailers after three and seven years of service, respectively. The amount of gains from the sale of equipment depends primarily upon market conditions for used equipment.

     The company also has operations engaged in the sale and service of refrigeration equipment. Non-freight revenue associated with these operations totaled $23,964,000 during 1995, $22,304,000 during 1994 and $16,875,000 in
1993. These operations generated a small operating profit in 1993. Operating profits of $765,000 and $1,753,000 were posted for 1994 and 1995, respectively. Programs designed to improve gross margins and to reduce overhead expenses were implemented and certain assets associated with unprofitable divisions were sold. The results of these programs, together with increased non-freight activity, combined to improve operating results in 1995.

     For 1995, 1994 and 1993, interest and other expense was $2,136,000, $1,372,000 and $963,000, respectively. Prior to 1994, interest incurred on bank debt was the primary component of interest and other expenses. During the two years ending December 31, 1995, bank debt was reduced from $17,000,000 to zero. The increase in interest and other expenses during the two year period is primarily attributable to net pre-tax expenses associated with the 1994 implementation of a company-owned life insurance program.

     Pre-tax income fell by 25.4% in 1995 after rising by 23.1% in 1994. Net income decreased by 22.1% in 1995 and rose by 25.8% in 1994. The provision for income tax, as a percent of income before income tax for 1995, 1994 and 1993 was 30.2%, 33.2% and 34.6%, respectively. The variances from the company's statutory rate for these years were principally due to decreased expenses which are only partially deductible for federal income tax purposes (such as road driver meals) and increased non-taxable income associated with the company-owned life insurance program.

LIQUIDITY

     The company continues to maintain a strong financial position. Following is a summary of certain liquidity measures (dollars in thousands):

                                          December 31,
                                -------------------------------
                                 1995        1994        1993
                                -------     -------     -------
Cash provided by operations     $24,180     $20,025     $17,482
Working capital                 $25,024     $25,623     $20,823
Current ratio                       1.7         1.8         1.8

     The increase in cash provided by operations is attributable primarily to increased revenue, refinements in the company's cash management systems, and improvements in the accounts receivable collection cycle.

CAPITAL RESOURCES

     Expenditures for property and equipment totaled $10.7 million during 1995, $13.6 million during 1994 and $23.6 million in 1993. In addition, the company financed, through operating leases, the acquisition of revenue equipment valued at approximately $30 million during each of these years. During recent years, the company has created and significantly expanded its fleet of company-operated tractors and trailers, and acquired the businesses and certain assets of other motor carriers in connection with the expansion of its activities.

     In connection with the need for funds to finance the purchase of assets from acquired businesses and the continuing expansion of the company-operated, full-truckload fleet, the company has in place a $50 million line of credit. Interest rates under the credit agreement are at prime or below. No commitment fee is charged on the unused portion of the credit line, and no compensating balances are required. This line of credit is also used to support letters of credit issued in connection with the company's insurance and risk management programs. The amount available for borrowing is reduced by such letters of credit which totaled approximately $7 million at December 31, 1995. At the end of 1995, approximately $43 million was available under the credit line.

     The company plans to replace about 600 of its tractors during 1996. These expenditures will be financed by internally generated funds, borrowings under the credit agreement and leasing. Management believes these sources of capital will be sufficient to finance the company's operations and capital expenditures during 1996.

     At December 31, 1994 and 1993, the ratios of long-term debt to total capitalization were 12.3% and 24.6%, respectively. No long-term debt was outstanding at December 31, 1995.

CONSOLIDATED STATEMENTS OF INCOME
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1995, 1994 and 1993
(in thousands, except per share amounts)
                                             1995       1994       1993
                                           --------   --------   --------
Revenue
  Freight revenue                          $268,381   $252,316   $210,514
  Non-freight revenue                        23,964     22,304     16,875
                                            -------    -------    -------
                                            292,345    274,620    227,389
                                            -------    -------    -------

Costs and expenses
  Freight operating expenses
     Salaries, wages and related expenses    68,692     62,900     53,042
     Purchased transportation                58,876     53,340     47,400
     Supplies and expenses                   74,250     68,430     55,471
     Revenue equipment rent                  17,469     16,027     10,757
     Communications and utilities             3,457      3,285      2,753
     Insurance and claims                    14,462     13,066     10,020
     Depreciation                            10,719      9,752      9,941
     Operating taxes and licenses             5,060      4,988      4,069
     Gain on sale of equipment                 (706)      (405)      (629)
     Miscellaneous expense                    2,471      2,562      2,394
                                            -------    -------    -------
                                            254,750    233,945    195,218
  Non-freight costs and operating expenses   22,211     21,539     16,781
                                            -------    -------    -------
                                            276,961    255,484    211,999
                                            -------    -------    -------

Income from operations                       15,384     19,136     15,390

Interest and other expense                    2,136      1,372        963
                                            -------    -------    -------

Income before income tax                     13,248     17,764     14,427
Provision for income tax                      3,995      5,890      4,986
                                            -------    -------    -------
Net income                                 $  9,253   $ 11,874   $  9,441
                                            -------    -------    -------

Net income per share of common stock
  Primary and fully diluted                $    .57   $    .72   $    .58

See accompanying notes.

CONSOLIDATED BALANCE SHEETS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1995 and 1994
(in thousands)
                                                            1995       1994
                                                          --------   --------
ASSETS
Current assets
  Cash and cash equivalents                               $  7,480   $  4,381
  Accounts receivable, net                                  37,093     36,643
  Inventories                                                8,221      8,006
  Tires on equipment in use                                  5,217      4,334
  Other current assets                                       3,636      3,692
                                                           -------    -------
  Total current assets                                      61,647     57,056
Property and equipment, net                                 52,430     54,161
Other assets                                                 9,585      5,619
                                                           -------    -------
                                                          $123,662   $116,836
                                                           =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Trade accounts payable                                  $ 17,529   $ 12,580
  Accrued claims liabilities                                 8,401      7,712
  Accrued payroll                                            4,679      5,006
  Deferred federal income tax                                  850        163
  Other accrued liabilities                                  5,164      5,972
                                                           -------    -------
  Total current liabilities                                 36,623     31,433

Long-term debt                                                   -      9,000
Deferred federal income tax                                  4,311      4,512
Accrued claims and other liabilities                         7,707      7,603
                                                           -------    -------
  Total liabilities and deferred credits                    48,641     52,548
                                                           -------    -------
Commitments and contingencies                                    -          -
Shareholders' equity
  Common stock, 17,281 shares issued in 1995 and in 1994    25,921     25,921
  Additional paid-in capital                                 1,992          -
  Retained earnings                                         50,830     43,513
                                                           -------    -------
                                                            78,743     69,434
  Less - Treasury stock, at cost                             3,722      4,538
      Receivable from ESOP                                       -        608
                                                           -------    -------
  Total shareholders' equity                                75,021     64,288
                                                           -------    -------
                                                          $123,662   $116,836
                                                           =======    =======
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1995, 1994 and 1993
(in thousands)
                                                              1995        1994        1993
                                                            --------    --------    --------
Cash flows from operating activities
  Net income                                                $  9,253    $ 11,874    $  9,441
    Non-cash items involved in net income
      Depreciation and amortization                           11,118      10,224      10,484
      Provision for losses on accounts receivable              1,496       1,136       1,303
      Deferred federal income tax                                486         233        (814)
      Gain on sale of property and equipment                    (706)       (405)       (629)
      Non-cash contribution to employee benefit plans          2,265       1,609       2,202
  Change in assets and liabilities,
    net of effects from acquired businesses
      Accounts receivable                                     (2,488)     (6,420)     (9,413)
      Inventories                                             (1,520)     (1,693)     (2,191)
      Tires on equipment in use                                 (883)       (332)       (892)
      Other current assets                                       931      (1,390)        365
      Trade accounts payable                                   4,570       2,584       1,632
      Payable to owner-operators                                (581)       (192)        540
      Accrued claims and other liabilities                       793       2,348       2,170
      Accrued payroll                                           (327)        743       1,312
      Federal income tax payable                                   -      (1,809)      1,655
      Other accrued liabilities                                 (227)      1,515         317
                                                             -------     -------     -------
    Net cash provided by operating activities                 24,180      20,025      17,482
                                                             -------     -------     -------
Cash flows from investing activities
  Businesses dispositions (acquisitions)                       2,300        (937)     (2,636)
  Expenditures for property and equipment                    (10,698)    (13,615)    (23,562)
  Proceeds from sale of property and equipment                 2,315       5,455       6,776
  Other                                                       (5,214)     (1,223)     (1,523)
                                                             -------     -------     -------
    Net cash used in investing activities                    (11,297)    (10,320)    (20,945)
                                                             -------     -------     -------
Cash flows from financing activities
  Borrowings under revolving credit agreement                 33,000      25,000      22,600
  Payments against revolving credit agreement                (42,000)    (33,000)    (17,600)
  Dividends paid                                              (1,936)     (1,520)     (1,494)
  Proceeds from sale of treasury stock                         1,644       1,012         927
  Purchases of treasury stock                                   (492)       (650)       (813)
                                                             -------     -------     -------
    Net cash (used in) provided by financing activities       (9,784)     (9,158)      3,620
                                                             -------     -------     -------
Net increase in cash and cash equivalents                      3,099         547         157
Cash and cash equivalents at beginning of year                 4,381       3,834       3,677
                                                             -------     -------     -------
Cash and cash equivalents at end of year                    $  7,480    $  4,381    $  3,834
                                                             =======     =======     =======
See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1995, 1994 and 1993
(in thousands)
                            Shares of    Par Value of  Additional            Shares of   Cost of                 Total
                             Common         Common      Paid-in    Retained   Treasury   Treasury    ESOP     Shareholders'
                           Stock Issued      Stock      Capital    Earnings    Stock      Stock      Debt        Equity
                           ------------  -----------   ----------  --------  ---------   --------   -------   -------------
At December 31, 1992          10,369       $15,553       $   379    $31,462    1,164      $3,308    $ 2,287      $41,799

Net income                         -             -             -      9,441        -           -          -        9,441
Cash dividends paid
  ($.096 per share)                -             -             -     (1,494)       -           -          -       (1,494)
Treasury stock purchased           -             -            (3)         -      101       1,708          -       (1,711)
Treasury stock reissued            -             -         1,522          -     (119)       (396)         -        1,918
Exercise of stock options          -             -           300          -     (207)       (658)         -          958
4-for-3 stock split in
  the form of a 33%
  stock dividend               3,456         5,184        (1,939)    (3,245)     323           -          -            -
Contributions/payments             -             -             -          -        -           -     (1,072)       1,072
                              ------        ------        ------     ------    -----       -----     ------       ------
At December 31, 1993          13,825        20,737           259     36,164    1,262       3,962      1,215       51,983

Net income                         -             -             -     11,874        -           -          -       11,874
Cash dividends paid
  ($.096 per share)                -             -             -     (1,520)       -           -          -       (1,520)
Treasury stock purchased           -             -             -          -       94       1,487          -       (1,487)
Treasury stock reissued            -             -         1,427          -     (110)       (358)         -        1,785
Exercise of stock options          -             -           493          -     (172)       (553)         -        1,046
Retroactive effect of a
  5-for-4 stock split in
  the form of a 25%
  stock dividend               3,456         5,184        (2,179)    (3,005)     268           -          -            -
Contributions/payments             -             -             -          -        -           -       (607)         607
                              ------        ------        ------     ------    -----       -----     ------       ------
At December 31, 1994          17,281        25,921             -     43,513    1,342       4,538        608       64,288

Net income                         -             -             -      9,253        -           -          -        9,253
Cash dividends paid
  ($.12 per share)                 -             -             -     (1,936)       -           -          -       (1,936)
Treasury stock purchased           -             -             -          -      102       1,012          -       (1,012)
Treasury stock reissued            -             -         1,881          -     (279)       (997)         -        2,878
Exercise of stock options          -             -           111          -     (222)       (831)         -          942
Contributions/payments             -             -             -          -        -           -       (608)         608
                              ------        ------        ------     ------    -----       -----     ------       ------
At December 31, 1995          17,281       $25,921       $ 1,992    $50,830      943      $3,722    $     -      $75,021
                              ======        ======        ======     ======    =====       =====     ======       ======
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1995

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION - Frozen Food Express Industries, Inc.
(FFEX), a Texas corporation, and its subsidiaries, all of which are wholly-owned, are primarily engaged in motor carrier transportation of perishable commodities, providing direct service for both full-truckload and less-than-truckload shipments in all 48 contiguous states as well as Canada and Mexico. The consolidated financial statements include FFEX and all subsidiary companies (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual outcomes may vary from these estimates.

     CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

     ACCOUNTS RECEIVABLE - In the normal course of business, the Company extends unsecured credit to its customers which are located throughout the United States. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which will eventually become uncollectible. Accounts receivable from customers are stated net of allowances for doubtful accounts of $1,525,000 and $1,286,000 as of December 31, 1995, and 1994, respectively.

     INVENTORIES - Inventories are valued at the lower of cost (principally weighted average cost or specific identification method) or market.

     FREIGHT REVENUE AND EXPENSE RECOGNITION - Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper.

     INCOME TAXES - Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon enacted tax rates anticipated to be in effect when these temporary differences are expected to reverse.

2.   PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Maintenance and repairs are charged to operations currently. Capitalized interest on funds borrowed to finance the construction and development of major assets, replacements and improvements was $295,000 during 1995 and $100,000 during 1994. No interest was capitalized during 1993.

     Property and equipment, net consists of the following (in thousands):

                                              1995         1994
                                             -------      -------
Land                                         $ 2,389      $ 2,389
Buildings and improvements                    13,032       12,132
Revenue equipment                             63,504       64,401
Service equipment                              9,286        8,926
Computer, software and related equipment      11,079        8,992
                                              ------       ------
                                              99,290       96,840

  Less accumulated depreciation               46,860       42,679
                                              ------       ------
                                             $52,430      $54,161
                                              ======       ======

     Depreciation of property and equipment is calculated using the straight-line method generally over estimated useful lives of 20 to 30 years for buildings, 3 to 10 years for improvements to owned or leased facilities, 3 to 7 years for revenue equipment, 2 to 20 years for service equipment and 2 to 5 years for computer, software and related equipment.

3.   LONG-TERM DEBT

     The Company has a $50 million line of credit pursuant to a revolving credit agreement with three commercial banks. As long as the Company maintains a required "borrowing base", payments on principal are not due until termination of the agreement. The agreement, which has no stated expiration date, can be terminated by either party upon sixty days' notice, with repayment due in 48 equal monthly payments commencing 13 months following the termination. The agreement provides for interest payable quarterly at the prime rate of one of the banks. The Company may elect to borrow for specified periods of time at fixed interest rates. The fixed interest rates are based on the London Interbank Offered Rate or specified 90-day or 180-day certificate of deposit rates. No borrowings were outstanding at December 31, 1995. At December 31, 1994, $9,000,000 was borrowed at fixed rates averaging 7%.

     The agreement sets certain minimum limits on consolidated net worth.
Cash dividends paid during any four consecutive quarters may not exceed 40% of the total net income of the four quarters preceding the declaration of any cash dividend. In addition, the Company is required to maintain certain minimum financial and coverage ratios. Future investments, mergers and leases of property are also restricted. Additionally, the agreement provides that the amount the Company is permitted to borrow is reduced by outstanding letters of credit (see Note 7). Under the terms of the revolving credit agreement, the banks have the option to obtain liens on revenue equipment, accounts receivable and service equipment. The banks have made no request for such liens. At December 31, 1995, approximately $43 million was available under the agreement. No commitment fees are charged on the unused portion of the credit line, and no compensating balances are required.

     Total interest payments made during 1995, 1994 and 1993 were $649,000, $809,000 and $755,000, respectively.

4.   FINANCING AND INVESTING ACTIVITIES NOT AFFECTING CASH

     During 1995, 1994 and 1993, the Company funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 159,236, 78,035 and 109,680 shares, respectively, of treasury stock to the trustees of the plans. The fair market value of the shares, at the time of the contributions, was approximately $1,657,000, $1,002,000 and $1,130,000, for 1995, 1994 and 1993, respectively.

     During 1995, 1994 and 1993, $608,000, $607,000 and $1,072,000,
respectively, of the Company's contribution to another ESOP was applied against amounts owed by the ESOP to the Company (see Note 6).

     As of December 31, 1994 and 1993, accounts payable included $25,000 and $1,553,000, respectively, for the purchase of equipment delivered during 1994 and 1993. As of December 31, 1995 and 1994, accounts receivable included $414,000 and $24,000, respectively, from the sale of equipment retired and sold during 1995 and 1994.

5.   INCOME TAXES

     The provision for income tax consisted of the following (in thousands):

                               1995        1994        1993
                              ------      ------      ------
Taxes currently payable
    Federal                   $3,234      $5,337      $5,169
    State                        275         320         222
Deferred federal taxes           486         233        (405)
                               -----       -----       -----
                              $3,995      $5,890      $4,986
                               =====       =====       =====

     The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                      1995       1994       1993
                                     ------     ------     ------
Statutory federal income tax rate    34.2%      34.9%      34.3%
Company-owned life insurance         (5.3)      (2.9)         -
Non-deductible expenses               0.7        0.3        1.6
Other, net                            0.6        0.9       (1.3)
                                     ----       ----       ----
                                     30.2%      33.2%      34.6%
                                     ====       ====       ====

     Total income taxes paid by the Company were $2,012,000, $7,259,000 and $3,477,000 for 1995, 1994 and 1993, respectively.

     The following presents the changes in the primary components of the total deferred tax liability (in thousands):

                                          Deferred
                           December      (Provision)      December
                           31, 1994        Benefit        31, 1995
                           --------      -----------      ---------
Accrued claims              $ 4,669         $ 292         $ 4,961
Allowance for bad debts         629            39             668
Prepaid expense              (2,027)         (342)         (2,369)
Fixed assets                 (8,002)         (695)         (8,697)
Other                            56           220             276
                             ------          ----          ------
                            $(4,675)        $(486)        $(5,161)
                             ======          ====          =======

6.   RETIREMENT PLANS

     The Company sponsors ESOPs for its employees. Contributions to the ESOPs are made at the discretion of the Board of Directors. One of the ESOPs financed purchases of FFEX stock with funds borrowed from the Company. No such purchases were made during 1995, 1994 or 1993. These loans matured in annual installments through 1999 and bore interest at the prime rate. The interest rate for these loans at December 31, 1994, 8.5%. The loans were fully retired during 1995. The following table sets forth a summary of ESOP related expense (in thousands):

                                                  1995      1994      1993
                                                 ------    ------    ------
Level payments required                          $    -    $    -    $    -
Contribution in excess of required payments         963     1,296     1,172
Interest paid by Company on behalf of ESOP           67        85        78
                                                  -----     -----     -----
                                                 $1,030    $1,381    $1,250
                                                  =====     =====     =====
Dividends on ESOP shares used for debt service   $   19    $   29    $   64
                                                  =====     =====     =====

      The leveraged ESOP utilized dividends received on the shares pledged as collateral under the loan agreement to service the ESOP debt. To the extent these dividends were not sufficient to satisfy the full amount of the interest on the debt, the contribution required of the Company was increased. As of December 31, 1995, the leveraged ESOP owned 2,822,490 shares, all of which had been allocated to participants' accounts.

      The Company sponsors a Savings Plan (the Plan) for its employees. Contributions by the Company to the Plan for the benefit of employees are determined by reference to voluntary contributions made by each employee. Company contributions are made on a quarterly basis by transferring, at fair market value, shares of FFEX stock to the Plan. For 1995, 1994 and 1993, Company contributions to the Plan were approximately $941,000, $1,002,000 and $1,030,000, respectively.

7.   COMMITMENTS AND CONTINGENCIES

       The   Company  leases  certain  office  space,  terminals,  maintenance facilities and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 1995, are (in thousands):

                   Related       Third
                   Parties      Parties       Total
                   -------      -------      -------
1996               $  812       $17,047      $17,859
1997                  565        10,521       11,086
1998                  180         7,932        8,112
1999                    -         5,008        5,008
2000                    -         4,736        4,736
After 2000              -         4,461        4,461
                    -----        ------       ------
Total              $1,557       $49,705      $51,262
                    =====        ======       ======

     Leases with related parties involve tractors leased from certain officers of the Company under three year non-cancelable operating leases. For 1995, 1994 and 1993, respectively, payments under these leases were $750,000, $489,000 and $191,000, respectively.

     At December 31, 1995, the Company had purchase commitments of approximately $50 million for the purchase of tractors, trailers and information systems in 1996 and 1997.

     The Company has accrued for costs related to public liability and work-related injury claims, some of which involve litigation. The aggregate amount of these claims is significant. In the opinion of management, these actions can be successfully defended or resolved, and any additional costs incurred over amounts accrued will not have a material adverse effect on the Company's financial position or results of operations. At December 31, 1995, in connection with its accrued claims liabilities, the Company had established approximately $7,000,000 of irrevocable letters of credit in favor of insurance companies and pursuant to certain self insurance agreements. Under the terms of the insurance agreements, the letters of credit may be drawn upon in the event of default for failure to pay claims (within retention levels specified in the policies).

8.   NET INCOME PER SHARE OF COMMON STOCK

     Net income per share of common stock was computed using the weighted average number of common and common equivalent shares, (calculated using the treasury stock method) outstanding during the year. Computation of primary common stock equivalents assumes exercise of dilutive options at the average market price of FFEX's shares during each year. The computation of fully diluted common stock equivalents assumes exercise of dilutive options at the yearend market price. The primary weighted average number of shares were (in thousands) 16,132 in 1995, 16,451 in 1994 and 16,212 in 1993. The fully diluted weighted average number of shares were (in thousands) 16,132 in 1995, 16,451 in 1994 and 16,276 in 1993.

9.   SHAREHOLDERS' EQUITY

     As of December 31, 1995, 1994 and 1993, there were authorized 40 million of FFEX's $1.50 par value common stock.

     ESOP debt represents the amount of the Company's receivable from one of its ESOPs. Current financial reporting practice requires this amount to be reflected as a reduction of shareholders' equity.

     FFEX has stock option plans adopted in 1994, 1993, 1987 and 1982 which provide that options for shares of FFEX common stock may be granted to officers and key employees of the Company at the fair market value on the date of grant and to non-employee directors of FFEX at the greater of 50% of the fair market value at date of grant or $1.00. The options expire 10 years from the date of grant. Under the 1994, 1993 and 1982 stock option plans, options may be granted for 10 years following shareholder ratification. Accordingly, no future options may be granted under the 1982 plan. The following table sets forth summarized information regarding the plans:

                                              1995        1994        1993
                                            ---------   ---------   ---------
Options outstanding at beginning of year    1,001,318   1,009,520   1,034,275
Surrendered, forfeited or expired             (16,297)       (938)     (6,060)
Granted                                       453,625     207,500     321,666
Exercised                                    (217,069)   (214,764)   (340,361)
                                            ---------   ---------   ---------
Options outstanding at end of year          1,221,577   1,001,318   1,009,520
                                            =========   =========   =========

Average price of options exercised during
    the year                                    $4.05       $4.87       $2.87
Average price of outstanding options at end
    of year ($1.00 to $12.40)                   $7.86       $6.10       $4.65
Exercisable options                           781,080     794,756     689,553
Options available for future grants           295,700     708,075     102,138

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Frozen Food Express Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc., and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Dallas, Texas                                ARTHUR ANDERSEN LLP
February 15, 1996

QUARTERLY FINANCIAL, STOCK AND DIVIDEND INFORMATION
(Unaudited)
(in thousands, except per share amounts)

                                        First       Second        Third       Fourth
                                       Quarter      Quarter      Quarter      Quarter       Year
                                       -------      -------      -------      -------      -------
1995
Revenue                                $66,978      $73,837      $75,778      $75,752      $292,345
Income from operations                   2,973        6,066        3,583        2,762        15,384
Net income                               1,786        3,809        2,102        1,556         9,253
Net income per share of common stock
    Primary and fully diluted              .11          .23          .13          .10           .57
Cash dividends per share                   .03          .03          .03          .03           .12
Common stock price per share
    High                                13 7/8       13           10 3/4       10 1/8        13 7/8
    Low                                 11 3/4        8 7/8        8 1/2        8 3/4         8 1/2
Common stock trading volume                979        2,937        1,593        1,539         7,049

1994
Revenue                                $60,301      $70,303      $72,535      $71,481      $274,620
Income from operations                   2,934        5,986        5,477        4,739        19,136
Net income                               1,745        3,787        3,434        2,908        11,874
Net income per share of common stock
    Primary and fully diluted              .10          .23          .21          .18           .72
Cash dividends per share                  .024         .024         .024         .024          .096
Common stock price per share
    High                                15           13 5/8       13 5/8       13 3/8        15
    Low                                 11           12           12 3/8       11 7/8        11
Common stock trading volume              2,244        1,461        1,034          718         5,457

     As of March 10, 1996, the company had approximately 6,000 beneficial shareholders, including participants in the company's Employee Stock Ownership Plans.