Form 10-K/A, Exhibit 13
period 1996-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 1997-03-31
CIK 39273

EXHIBIT 13.1

     THIS FORM 10-K INCORPORATES CERTAIN SECTIONS OF THE REGISTRANT'S 1996 ANNUAL REPORT TO SHAREHOLDERS. ACCORDINGLY, ONLY THE PORTIONS OF REGISTRANT'S 1996 ANNUAL REPORT TO SHAREHOLDERS WHICH ARE INCORPORATED BY REFERENCE INTO THIS FORM 10-K ARE FILED AS THIS EXHIBIT 13.1.

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA        1996     1995      1994     1993
(in thousands, except ratio, rates, equipment and per-share amounts)
Summary of Operations
  Revenue                                       311,428  292,345   274,620  227,389
  Operating expenses                            296,283  276,961   255,484  211,999
  Net income                                      8,533    9,253    11,874    9,441
  Net margin                                        2.7%     3.2%      4.3%     4.2%
  After-tax return on equity                       10.7%    13.3%     20.4%    20.1%
  Net income per common share, fully diluted        .52      .57       .72      .58
Financial Data
  Working capital                                34,162   25,024    25,623   20,823
  Current ratio                                     2.1      1.7       1.8      1.8
  Cash provided by operations                    10,800   24,180    20,025   17,482
  Capital expenditures, net                       7,191    8,383     8,160   18,453
  Long-term debt                                    --       --      9,000   17,000
  Shareholders' equity                           83,953   75,021    64,288   51,983
  Long-term debt-to-equity ratio                    --       --         .1       .3
Common Stock
  Average shares outstanding, fully diluted      16,473   16,132    16,451   16,276
  Book value per share                             5.04     4.59      4.03     3.31
  Market value per share
     High                                        13 7/8   13 7/8      15     15
     Low                                          7 7/8    8 1/2      11      7 1/4
  Cash dividends per share                          .12      .12      .096     .096
Revenue Table
  Full truckload                                195,458  180,598   163,988  129,549
  Less-than-truckload                            92,496   87,783    88,328   80,965
  TL/LTL % revenue contribution                   63/30    62/30     60/32    57/36
Equipment in Service at Yearend
  Tractors
     Company operated                             1,202    1,149     1,099      945
     Provided by owner-operators                    703      667       505      457
     Total                                        1,905    1,816     1,604    1,402
  Trailers
     Company provided                             2,998    2,770     2,406    2,027
     Provided by owner-operators                     20       27        21       32
     Total                                        3,018    2,797     2,427    2,059
Full-Truckload
  Revenue                                       195,458  180,598   163,988  129,549
  Loaded miles                                  145,785  135,469   121,106   97,753
  Shipments                                       158.1    142.9     128.1    106.6
  Revenue per shipment                            1,236    1,264     1,280    1,215
  Loaded miles per shipment                         922      948       945      917
  Revenue per loaded mile                          1.34     1.33      1.35     1.33
  Number of loads per business day                  627      567       508      423
  Revenue per business day                          776      717       651      514
Less-than-Truckload
  Revenue                                        92,496   87,783    88,328   80,965
  Hundredweight                                   8,652    8,296     8,670    8,116
  Shipments                                       304.6    292.1     305.2    292.0
  Revenue per hundredweight                       10.69    10.58     10.19     9.98
  Revenue per shipment                              304      301       289      277
  Revenue per business day                          367      348       351      321
  Pounds per shipment                             2,840    2,840     2,841    2,779

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA     1992     1991      1990     1989
(in thousands, except ratio, rates, equipment and per-share amounts)
Summary of Operations
  Revenue                                    194,888  176,995   160,171  122,248
  Operating expenses                         183,179  167,033   152,370  115,769
  Net income                                   7,144    5,202     3,618    3,779
  Net margin                                     3.7%     2.9%      2.3%     3.1%
  After-tax return on equity                    18.6%    16.0%     12.6%    14.6%
  Net income per common share, fully diluted     .45      .34       .25      .26
Financial Data
  Working capital                             16,949   15,612    13,085    9,567
  Current ratio                                  1.8      2.1       1.9      2.0
  Cash provided by operations                 16,395   14,968     9,022    9,174
  Capital expenditures, net                   18,375   (2,423)   16,285   11,619
  Long-term debt                              12,000    5,000    19,200   12,500
  Shareholders' equity                        41,799   35,059    30,005   27,255
  Long-term debt-to-equity ratio                  .3       .1        .6       .5
Common Stock
  Average shares outstanding, fully diluted   15,910   15,249    14,519   14,534
  Book value per share                          2.72     2.42      2.11     1.96
  Market value per share
     High                                     11 1/2    4 1/8     2 3/4    2 7/8
     Low                                       3 7/8    1 7/8     1 7/8    2 1/8
  Cash dividends per share                      .079      .06       .06      .05
Revenue Table
  Full truckload                             109,178  103,582    90,043   60,313
  Less-than-truckload                         72,864   65,068    64,589   60,114
  TL/LTL % revenue contribution                56/37    59/37     56/40    49/49
Equipment in Service at Yearend
  Tractors
     Company operated                            800      737       739      508
     Provided by owner-operators                 432      421       386      376
     Total                                     1,232    1,158     1,125      884
  Trailers
     Company provided                          1,609    1,475     1,419    1,204
     Provided by owner-operators                  24       28        38       41
     Total                                     1,633    1,503     1,457    1,245
Full-Truckload
  Revenue                                    109,178  103,582    90,043   60,313
  Loaded miles                                83,247   80,663    69,800   46,975
  Shipments                                     92.9     85.5      75.8     51.9
  Revenue per shipment                         1,175    1,211     1,188    1,162
  Loaded miles per shipment                      896      943       921      905
  Revenue per loaded mile                       1.31     1.28      1.29     1.28
  Number of loads per business day               367      339       301      206
  Revenue per business day                       431      411       357      239
Less-than-Truckload
  Revenue                                     72,864   65,068    64,589   60,114
  Hundredweight                                6,848    6,211     6,314    6,051
  Shipments                                    253.3    231.3     241.7    253.4
  Revenue per hundredweight                    10.64    10.48     10.23     9.93
  Revenue per shipment                           288      281       267      237
  Revenue per business day                       288      258       256      239
  Pounds per shipment                          2,704    2,685     2,612    2,388

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA    1988     1987      1986
(in thousands, except ratio, rates, equipment and per-share amounts)
Summary of Operations
  Revenue                                   102,136   84,585    91,195
  Operating expenses                         96,558   81,278    89,618
  Net income                                  3,660    2,373     1,055
  Net margin                                    3.6%     2.8%      1.2%
  After-tax return on equity                   16.5%    12.1%     5.6%
  Net income per common share, fully diluted    .26      .18       .08
Financial Data
  Working capital                             5,096    4,862     5,133
  Current ratio                                 1.6      1.9       1.8
  Cash provided by operations                 9,191    7,320     7,398
  Capital expenditures, net                  15,060    3,454     2,332
  Long-term debt                              7,500    2,300     3,900
  Shareholders' equity                       24,348   20,121    19,105
  Long-term debt-to-equity ratio                 .3       .1        .2
Common Stock
  Average shares outstanding, fully diluted  14,095   13,200    13,220
  Book value per share                         1.78     1.52      1.44
  Market value per share
     High                                     2 3/8    1 5/8     1 3/8
     Low                                      1        1         1
  Cash dividends per share                     .038      .03      .006
Revenue Table
  Full truckload                             42,947   26,226    30,157
  Less-than-truckload                        57,863   57,004    59,888
  TL/LTL % revenue contribution               42/57    31/67     33/66
Equipment in Service at Yearend
  Tractors
     Company operated                           256       98        75
     Provided by owner-operators                496      421       541
     Total                                      752      519       616
  Trailers
     Company provided                           876      698       720
     Provided by owner-operators                 49       49        74
     Total                                      925      747       794
Full-Truckload
  Revenue                                    42,947   26,226    30,157
  Loaded miles                               33,762   18,872    21,741
  Shipments                                    38.1     26.7      29.8
  Revenue per shipment                        1,127      982     1,010
  Loaded miles per shipment                     886      706       728
  Revenue per loaded mile                      1.27     1.39      1.39
  Number of loads per business day              151      106       118
  Revenue per business day                      170      104       220
Less-than-Truckload
  Revenue                                    57,863   57,004    59,888
  Hundredweight                               5,816    5,983     6,417
  Shipments                                   256.7    268.6     294.8
  Revenue per hundredweight                    9.95     9.53      9.33
  Revenue per shipment                          225      212       203
  Revenue per business day                      230      226       238
  Pounds per shipment                         2,266    2,227     2,177

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     Available trucking capacity exceeded the demand for that capacity during 1995 and 1996. Decreased utilization of trucks, caused by this industry-wide overcapacity, contributed to decreased productivity during both years and placed downward pressure on full-truckload freight rates.

     Demand for the company's services during most of 1994 exceeded the capacity of its full-truckload fleet and equipment utilization was high. A strong market for transportation of both temperature controlled and general commodity freight was experienced by most of the nation's full-truckload motor carriers. Contributing to the shortage of available trucks was the continuing shortage of qualified drivers in most areas of the country. Although the company experienced sporadic driver shortages during 1994, the industry-wide shortage was much more severe. It is estimated that as much as 5% to 8% of the nation's fleet of for-hire trucks was parked during much of 1994 due to a lack of drivers. The strong demand for trucking services coupled with a general undersupply of trucks provided for pricing stability and enabled the company to obtain selective rate increases during 1994.

     Beginning in late 1994 and continuing throughout 1995 and 1996, several events occurred which significantly increased the supply of trucks and reduced the demand for trucking services.

     - The devaluation of the Mexican peso in December, 1994 significantly reduced the flow of consumer products from the United States to Mexico thereby increasing the number of trucks available for the domestic transportation of goods.

     - Softness in the construction industry and other alternative employment sources for truck drivers enabled trucking companies to employ sufficient numbers of drivers for trucks which had been underutilized during 1994, thereby increasing trucking capacity in 1995 by an estimated 5% to 8%.

     - Transportation companies such as Frozen Food Express which had near fully utilized capacity during 1994, added to their truck fleets during 1994 and 1995.

     - Many large shippers elected to reduce inventory levels during 1995 thereby decreasing their need for transportation services.

     During 1996, revenue increased by 6.5% to $311,428,000. For 1995, revenue totaled $292,345,000 and was 6.5% above 1994 revenue of $274,620,000. Full-
truckload revenue rose during 1996 and 1995 by 8.2% and 10.1%, respectively, while less-than-truckload (LTL) revenue rose by 5.4% during 1996, but fell by 0.6% during 1995.

     The improved LTL revenue during 1996 resulted primarily from a 4.3% increase in the number of shipments transported. Due in part to the effect of fuel adjustment charges during 1996, average revenue per LTL shipment rose by 1%.

     Expansion of the full-truckload fleet increased full-truckload revenue during 1996 and 1995. During 1996, the size of the company-operated, full-truckload fleet rose by 53 tractors and average miles per full-truckload shipment decreased by 2.7% as compared to 1995. During 1996, the company continued to increase the number of tractors provided by owner-operators to its full-truckload operations. During 1996 and 1995, the number of full-truckload tractors provided by owner-operators increased by about 8% and 33%, respectively.

     During 1996 and 1995, the general slowdown in the growth of demand for freight transportation services resulted in increased competition within the trucking industry. Accordingly, average revenue per full-truckload loaded mile did not significantly fluctuate between the two years. The number of full-truckload shipments transported during 1996 and 1995 increased by approximately 11% and 12%, respectively, over previous year levels. During 1996, company-operated, full-truckload equipment accounted for 72% of total full-truckload revenue, while company-operated full-truckload equipment accounted for approximately 75% of such revenue during 1994 and 1995.

     Currently, the company does not plan to increase the size of its company-operated, full-truckload fleet during 1997. Any expansion of the fleet will depend upon acquisitions, if any, of other motor carriers, developments in the nation's economy and demand for the company's services. Continued emphasis will be placed on improving the operating efficiency and increasing the utilization of this fleet through enhanced driver training and retention, seeking longer haul and more specialized business, and reducing the percentage of empty, non-revenue producing miles.

     During 1996, the company expanded its use of computer and satellite technology to enhance efficiency and customer service. The satellite-based tracking and communication system provides automatic hourly updates of the position of each full-truckload tractor and permits real-time communication between operations personnel and drivers. Dispatchers relay pick-up and delivery times, weather and road information, route and fueling directions, and other instructions to the drivers while shipment status and other information are relayed by the drivers to the company's computers via the satellite.

     The company provides a wide range of transportation and logistics services which include railroad-based intermodal long-haul transportation. In providing such service, the company contracts with railroads to transport loaded full-truckload trailers on railroad flat cars. Railroads are paid fees for this service and the company uses its tractors to transport the trailers to and from railroad pick-up and drop-off points. Less than 5% of the company's domestic full-truckload shipments are transported in this manner and this service is not expected to expand until the current industry-wide oversupply of full-truckload trucks subsides.

     During 1994 and 1995, the company expanded transportation services for customers shipping products to and from Mexico and Canada. Canadian operations are conducted with equipment operating directly under authority of the company. The company does not presently operate its tractors in Mexico. To provide service in Mexico, the company makes arrangements with railroads and Mexico-based motor carriers. Pursuant to these arrangements, the company interchanges its trailers with the Mexico freight service providers for movement within Mexico. During 1994, approximately 6% of freight revenue was derived from international activities, for which the company bills and collects primarily United States currency, principally from United States-based customers. During 1995 and 1996, continuing efforts to expand international activities were negatively impacted by the late 1994 devaluation of the Mexican peso, which significantly reduced the amount of United States freight transported by all motor carriers to Mexico.

     In providing certain international and intermodal transportation services, the company transports more loaded trailers (which require relatively lower capital investment) while engaging fewer tractors (which involve relatively higher capital investment). It is probable that the company's trailer fleet will continue to expand more rapidly than its tractor fleet if these activities continue to grow. Also contributing to the increase in the trailer-to-tractor ratio, from 1.5:1 at January 1, 1994, to 1.6:1 at yearend 1996, was the continued expansion of dedicated fleet and short-haul full-truckload services and, in general, the more rapid expansion of the company's full-truckload services in relation to its LTL service. Full-truckload services generally involve the utilization of more trailers to enable tractors to remain in service while trailers are being loaded and unloaded.

     In years prior to 1995, the company experienced cyclical shortages and surpluses of qualified employee-drivers for company-operated tractors and employee-driver turnover has been high. This situation, which has been typical in the industry, tends to increase costs associated with employee-driver compensation, training and recruiting. During 1995 and 1996, the company did not experience a shortage of employee-drivers, although employee-driver turnover continued at a high rate. Significant efforts are continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction. The company offers monetary incentives to employee-drivers meeting certain targeted fuel economy, safety and tenure goals. In the future, certain aspects of employee-drivers' compensation will continue to be tied to improvements in productivity and quality of service. Recovery of future cost increases, if any, associated with driver turnover and compensation will depend upon competitive freight market conditions.

     Income from operations declined by 1.6% during 1996 to $15,145,000 as compared to $15,384,000 in 1995 and $19,136,000 in 1994. The industry-wide over-capacity, particularly in the full-truckload segment, caused per-truck utilization and freight rates to decline, resulting in a narrowing of profit margins. The net margin (net income as a percent of total revenue) for 1996, 1995 and 1994 was 2.7%, 3.2% and 4.3%, respectively.

     Changes in the percentage of total revenue generated from full-truckload versus LTL shipments, as well as changes in the mix of company-operated versus owner-operated equipment and in the mix of leased versus owned equipment, contributed to variations in related operating and interest expenses during the three-year period.

     Salaries, wages and related expenses, as a percentage of freight revenue, for 1996, 1995 and 1994 were 24.7%, 25.6% and 24.9%, respectively. The 1996 decline was attributable primarily to the company's continued efforts to increase the number of tractors provided by owner-operators.

     As the percentage of total freight handled by company-operated equipment declined, the percent of freight revenue absorbed by purchased transportation (primarily payments to owner-operators) rose from 21.1% in 1994, to 21.9% in 1995 and 24.0% in 1996, due to the more rapid expansion of the owner-operator provided fleet of trucks.

     Average per-gallon fuel costs (including fuel taxes) paid by the company were relatively stable during 1994 and 1995 but increased by 11% during 1996. The company attempts to mitigate the effect of increases in fuel costs primarily through the utilization of more fuel efficient tractors, by aggressively managing its fuel purchasing and, when market conditions allow, by obtaining freight rate increases and fuel adjustment charges from its customers. Due to competitive pressures resulting from the industry-wide oversupply of trucks, only about half of the increase in per-gallon fuel costs was recovered through such fuel adjustment charges during 1996. Fuel price fluctuations result from many external market factors, most of which cannot be influenced or forecasted by the company. In addition, each year several states increase their per-gallon fuel taxes. Recovery of future fuel tax or price increases, if any, will continue to depend upon competitive freight market conditions.

     The total of revenue equipment rent and depreciation expense increased from 10.2% of freight revenue in 1994 to 10.5% for 1995 and 10.7% for 1996. These increases were due in part to the increased use of leasing to finance the expansion of the company's fleet of trailers. Equipment rent and depreciation is also affected by the replacement of less expensive (3 year old) tractors and (7 year old) trailers with more expensive new equipment. Tractors and trailers acquired during 1996 were more costly than the tractors and trailers they replaced.

     Insurance and claims expense, as a percentage of freight revenue, was 4.5% in 1996, 5.4% in 1995 and 5.2% in 1994. Premiums paid to insurance companies do not significantly contribute to overall insurance costs, partially because the company carries significant deductibles under its policies of liability insurance. Claims against the company for highway accidents are the primary component of insurance and claims expense. These expenses tend to vary in relation to miles traveled. In recent years, full-truckload operations, from which per-mile revenue is relatively low, have been expanding more rapidly than LTL operations, from which per-mile revenue is relatively high. Accordingly, while insurance expense on a per-mile basis did not change significantly between 1994 and 1995, the increased percentage of full-truckload miles and revenue during 1995 resulted in the increase in insurance and claims expense as a percentage of combined full-truckload and LTL freight revenue. During 1996, these costs on a per-mile basis fell by 16% as compared to 1995, resulting in the overall decrease in insurance and claims expense.

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

     FFE Transportation Services, Inc. (FFE), the company's largest subsidiary, was awarded first place among trucklines which run over 100 million miles annually in the Truckload Carriers Association's 1996 National Fleet Safety Contest. FFE's safety record has placed it in the top three competitors among the largest full-truckload motor carriers in each of the past five years.

     Gains from the sale of equipment rose from $405,000 in 1994, to $706,000 in 1995 and then to $1,069,000 in 1996. The company generally replaces tractors and trailers after three and seven years of service, respectively. The amount of gains from the sale of equipment depends primarily upon market conditions for used equipment.

     The company also has operations engaged in the sale and service of refrigeration equipment. Non-freight revenue associated with these operations totaled $23,474,000 during 1996, $23,964,000 during 1995 and $22,304,000 during
1994. Operating profits from these operations of $765,000, $1,753,000 and $942,000 were posted for 1994, 1995 and 1996, respectively. Programs designed to improve gross margins and to reduce overhead expenses were implemented and certain assets associated with unprofitable divisions were sold. The results of these programs, together with increased non-freight activity, combined to improve operating results in 1995, while general softness in demand for many of the products distributed by this subsidiary resulted in lower non-freight revenue and operating income during 1996.

     For 1996, 1995 and 1994, interest and other expense was $3,370,000, $2,136,000 and $1,372,000, respectively. Prior to 1994, interest incurred on bank debt was the primary component of interest and other expenses. During the three years ending December 31, 1996, bank debt was reduced from $9,000,000 to zero. The increase in interest and other expenses during 1995 and 1996 is primarily attributable to net pre-tax expenses associated with the 1994 implementation of a company-owned life insurance program.

     Pre-tax income fell by 25.4% in 1995 and 11.1% during 1996. Net income decreased by 22.1% in 1995 and 7.8% in 1996. The provision for income tax was 27.5% of pre-tax income for 1996, as compared to 30.2% for 1995 and 33.2% for 1994. This reduced effective income tax rate is primarily attributable to the increased level of non-taxable book income from the company-owned life insurance (COLI) program. Offsetting this non-taxable income are interest costs associated with the COLI program. The combination of non-taxable COLI income and tax-deductible COLI interest expense has negatively impacted pre-tax income since 1994. The effect has been to reduce income tax expense through the deductibility of COLI interest costs. In years prior to 1996, the tax savings have more than offset net pre-tax expense, resulting in increased net income. During 1996, the President signed legislation which, effective January 1, 1996, limits the deductibility of COLI-related interest. The adverse effect on 1996 was minimal. The effect on years after 1996 could be significant if the present COLI program is continued into those years. In light of these developments, management is currently implementing plans to discontinue the COLI program.

LIQUIDITY

  (Dollars in Thousands)             1996         1995         1994
---------------------------        -------      -------      -------
Cash provided by operations        $10,800      $24,180      $20,025
Working capital                    $34,162      $25,024      $25,623
Current ratio                          2.1          1.7          1.8

     The company continues to maintain a strong financial position. The table above provides a summary of certain liquidity measures.

     The decrease in cash provided by operations is attributable primarily to reduced net income, increased working capital and the settlement during 1996 of certain self-insured liability claims.

CAPITAL RESOURCES

     Expenditures for property and equipment totaled $13.7 million during 1996, $10.7 million during 1995 and $13.6 million in 1994. In addition, the company financed, through operating leases, the acquisition of revenue equipment valued at approximately $40 million during 1996 and $30 million during each of 1995 and 1994. During recent years, the company has expanded its fleet of company-operated tractors and trailers, and acquired the businesses and certain assets of other motor carriers in connection with the expansion of its activities.

     In connection with the need for funds to finance the purchase of assets from acquired businesses and the expansion of the company-operated, full-truckload fleet, the company has in place a $50 million line of credit. Interest rates under the credit agreement are at prime or below. No commitment fee is charged on the unused portion of the credit line, and no compensating balances are required. This line of credit is also used to support letters of credit issued in connection with the company's insurance and risk management programs. The amount available for borrowing is reduced by such letters of credit which totaled approximately $5 million at December 31, 1996. At the end of 1996, approximately $45 million was available under the credit line.

     The company plans to replace about 300 of its tractors during 1997. These expenditures will be financed by internally generated funds, borrowings under the credit agreement and leasing. Management believes these sources of capital will be sufficient to finance the company's operations and capital expenditures during 1997.

     At December 31, 1996 and 1995 there was no long-term debt outstanding.

CONSOLIDATED STATEMENTS OF INCOME
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994
(in thousands, except per-share amounts)

                                                    1996         1995         1994
                                                 --------     --------     --------
Revenue
  Freight revenue                                $287,954     $268,381     $252,316
  Non-freight revenue                              23,474       23,964       22,304
                                                  -------      -------      -------
                                                  311,428      292,345      274,620
                                                  -------      -------      -------
Costs and expenses
  Freight operating expenses
     Salaries, wages and related expenses          71,049       68,692       62,900
     Purchased transportation                      69,172       58,876       53,340
     Supplies and expenses                         79,243       74,250       68,430
     Revenue equipment rent                        21,367       17,469       16,027
     Communications and utilities                   3,625        3,457        3,285
     Insurance and claims                          13,028       14,462       13,066
     Depreciation                                   9,478       10,719        9,752
     Operating taxes and licenses                   4,979        5,060        4,988
     Gain on sale of equipment                     (1,069)        (706)        (405)
     Miscellaneous expense                          2,879        2,471        2,562
                                                  -------      -------      -------
                                                  273,751      254,750      233,945
  Non-freight costs and operating expenses         22,532       22,211       21,539
                                                  -------      -------      -------
                                                  296,283      276,961      255,484
                                                  -------      -------      -------
Income from operations                             15,145       15,384       19,136

Interest and other expense                          3,370        2,136        1,372
                                                  -------      -------      -------
Income before income tax                           11,775       13,248       17,764
Provision for income tax                            3,242        3,995        5,890
                                                  -------      -------      -------
Net income                                       $  8,533     $  9,253     $ 11,874
                                                  =======      =======      =======
Net income per share of common stock
  Primary and fully diluted                      $    .52     $    .57     $    .72
                                                  =======      =======      =======
See accompanying notes.

CONSOLIDATED BALANCE SHEETS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1996 and 1995
(in thousands)

                                                             1996         1995
                                                          --------     --------
ASSETS
Current assets
  Cash and cash equivalents                               $  6,670     $  7,480
  Accounts receivable, net                                  39,464       37,093
  Inventories                                                8,440        8,221
  Tires on equipment in use                                  5,517        5,217
  Deferred federal income tax                                  408          --
  Other current assets                                       4,987        3,636
                                                           -------      -------
     Total current assets                                   65,486       61,647
Property and equipment, net                                 51,880       52,430
Other assets                                                12,188        9,585
                                                           -------      -------
                                                          $129,554     $123,662
                                                           =======      =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                  $ 13,997     $ 17,529
  Accrued claims liabilities                                 6,887        8,401
  Accrued payroll                                            4,950        4,679
  Federal income tax payable                                   155          --
  Deferred federal income tax                                  --           850
  Other accrued liabilities                                  5,335        5,164
                                                           -------      -------
     Total current liabilities                              31,324       36,623
Long-term debt                                                 --           --
Deferred federal income tax                                  6,962        4,311
Accrued claims and other liabilities                         7,315        7,707
                                                           -------      -------
     Total liabilities and deferred credits                 45,601       48,641
                                                           -------      -------
Commitments and contingencies                                  --           --

Shareholders' equity
  Common stock, 17,281 shares issued in 1996 and in 1995    25,921       25,921
  Additional paid-in capital                                 3,462        1,992
  Retained earnings                                         57,386       50,830
                                                           -------      -------
                                                            86,769       78,743
  Less - Treasury stock, at cost                             2,816        3,722
                                                           -------      -------
  Total shareholders' equity                                83,953       75,021
                                                           -------      -------
                                                          $129,554     $123,662
                                                           =======      =======
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1996, 1995 and 1994
(in thousands)

                                                        1996      1995      1994
                                                      --------  --------  --------
Cash flows from operating activities
 Net income                                           $  8,533  $  9,253  $ 11,874
  Non-cash items involved in net income
   Depreciation and amortization                        10,012    11,118    10,224
   Provision for losses on accounts receivable           1,434     1,496     1,136
   Deferred federal income tax                           1,393       486       233
   Gain on sale of equipment                            (1,069)     (706)     (405)
   Non-cash contribution to employee benefit plans       1,415     2,265     1,609
 Change in assets and liabilities,
  net of effects from acquired businesses
   Accounts receivable                                  (4,219)   (2,488)   (6,420)
   Inventories                                            (219)   (1,520)   (1,693)
   Tires on equipment in use                              (300)     (883)     (332)
   Other current assets                                 (1,351)      931    (1,390)
   Trade accounts payable                               (3,520)    4,570     2,584
   Accrued claims and other liabilities                 (1,906)      793     2,348
   Accrued payroll                                         271      (327)      743
   Federal income tax payable                              155       --     (1,809)
   Other accrued liabilities                               171      (808)    1,323
                                                       -------   -------   -------
  Net cash provided by operating activities             10,800    24,180    20,025
                                                       -------   -------   -------
Cash flows from investing activities
 Business dispositions (acquisitions)                      375     2,300      (937)
 Expenditures for equipment                            (13,734)  (10,698)  (13,615)
 Proceeds from sale of equipment                         6,543     2,315     5,455
 Other                                                  (3,778)   (5,214)   (1,223)
                                                       -------   -------   -------
  Net cash used in investing activities                (10,594)  (11,297)  (10,320)
                                                       -------   -------   -------
Cash flows from financing activities
 Borrowings under revolving credit agreement            28,000    33,000    25,000
 Payments against revolving credit agreement           (28,000)  (42,000)  (33,000)
 Dividends paid                                         (1,977)   (1,936)   (1,520)
 Proceeds from sale of treasury stock                    1,521     1,644     1,012
 Purchases of treasury stock                              (560)     (492)     (650)
                                                       -------   -------   -------
  Net cash used in financing activities                 (1,016)   (9,784)   (9,158)
                                                       -------   -------   -------
Net (decrease) increase in cash and cash equivalents      (810)    3,099       547
Cash and cash equivalents at beginning of year           7,480     4,381     3,834
                                                       -------   -------   -------
Cash and cash equivalents at end of year              $  6,670  $  7,480  $  4,381
                                                       =======   =======   =======
See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1996, 1995 and 1994

                           Shares    Par
                             of     Value                          Shares     Cost
                           Common     of    Additional               of        of                   Total
                            Stock   Common    Paid-in   Retained  Treasury  Treasury    ESOP    Shareholders'
                           Issued   Stock     Capital   Earnings   Stock     Stock      Debt       Equity
                           ------  -------  ----------  --------  --------  --------  --------  -------------
At December 31, 1993       13,825  $20,737   $   259     $36,164    1,262    $ 3,962   $1,215      $51,983

Net income                    --       --        --       11,874      --         --       --        11,874
Cash dividends paid
  ($.096 per share)           --       --        --       (1,520)     --         --       --        (1,520)
Treasury stock purchased      --       --        --          --        94      1,487      --        (1,487)
Treasury stock reissued       --       --      1,427         --      (110)      (358)     --         1,785
Exercise of stock options     --       --        493         --      (172)      (553)     --         1,046
Retroactive effect of
  a 5-for-4 stock split
  in the form of a 25%
  stock dividend            3,456    5,184    (2,179)     (3,005)     268        --       --           --
Contributions/payments        --       --        --          --       --         --      (607)         607
                           ------   -----     ------      ------    -----      ------   -----       ------
At December 31,1994        17,281   25,921       --       43,513    1,342       4,538     608       64,288

Net income                    --       --        --        9,253      --          --      --         9,253
Cash dividends paid
  ($.12 per share)            --       --        --       (1,936)     --          --      --        (1,936)
Treasury stock purchased      --       --        --          --       102       1,012     --        (1,012)
Treasury stock reissued       --       --      1,881         --      (279)       (997)    --         2,878
Exercise of stock options     --       --        111         --      (222)       (831)    --           942
Contributions/payments        --       --        --          --       --          --     (608)         608
                           ------   ------    ------      ------    -----      ------   -----       ------
At December 31, 1995       17,281   25,921     1,992      50,830      943       3,722     --        75,021

Net income                    --       --        --        8,533      --          --      --         8,533
Cash dividends paid
  ($.12 per share)            --       --        --       (1,977)     --          --      --        (1,977)
Treasury stock purchased      --       --        --          --        58         560     --          (560)
Treasury stock reissued       --       --      1,597         --      (267)     (1,081)    --         2,678
Exercise of stock options     --       --       (127)        --       (95)       (385)    --           258
                           ------   ------    ------      ------    -----      ------   -----       ------
At December 31, 1996       17,281  $25,921   $ 3,462     $57,386      639     $ 2,816  $  --       $83,953
                           ======   ======    ======      ======    =====      ======   =====       ======
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1996

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

     ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

     CASH EQUIVALENTS -- The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

     ACCOUNTS RECEIVABLE -- In the normal course of business, the Company extends unsecured credit to its customers which are located throughout the United States. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which will eventually become uncollectible. Accounts receivable from customers are stated net of allowances for doubtful accounts of $2,390,000 and $1,525,000 as of December 31, 1996 and 1995, respectively.

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

     LONG-LIVED ASSETS -- The Company periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, the Company uses an estimate of the asset's cash flow in evaluating its fair value.

2.   PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Maintenance and repairs are charged to operations currently. Capitalized interest on funds borrowed to finance the construction and development of major assets, replacements and improvements was $122,000 during 1996 and $295,000 during 1995.

     Property and equipment, net consists of the following (in thousands):

                                                   1996         1995
Land                                             $ 2,389      $ 2,389
Buildings and improvements                        13,251       13,032
Revenue equipment                                 59,106       63,504
Service equipment                                 10,070        9,286
Computer, software and related equipment          12,551       11,079
                                                  ------       ------
                                                  97,367       99,290
Less accumulated depreciation                     45,487       46,860
                                                  ------       ------
                                                 $51,880      $52,430
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

3.   LONG-TERM DEBT

     The Company has a $50 million line of credit pursuant to a revolving credit agreement with three commercial banks. The agreement, which has no stated expiration date, can be terminated by either party upon sixty days' notice, with repayment due in 48 equal monthly payments commencing 13 months following the termination. The agreement provides for interest payable quarterly at the prime rate of one of the banks. The Company may elect to borrow for specified periods of time at fixed interest rates. The fixed interest rates are based on the London Interbank Offered Rate or specified 90-day or 180-day certificate of deposit rates. No borrowings were outstanding at December 31, 1996 or 1995.

     The agreement sets certain minimum limits on consolidated net worth. Cash dividends paid during any four consecutive quarters may not exceed 40% of the total net income of the four quarters preceding the declaration of any cash dividend. In addition, the Company is required to maintain certain minimum financial and coverage ratios. Future investments, mergers and leases of property are also restricted. Additionally, the agreement provides that the amount the Company is permitted to borrow is reduced by outstanding letters of credit (see Note 7). At December 31, 1996, approximately $45 million was available under the agreement. No commitment fees are charged on the unused portion of the credit line, and no compensating balances are required.

     Total interest payments made on borrowings under this credit line during 1996, 1995 and 1994 were $130,000, $649,000 and $809,000, respectively.

4.   FINANCING AND INVESTING ACTIVITIES NOT AFFECTING CASH

     During 1996, 1995 and 1994, the Company funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 141,112, 159,236 and 78,035 shares, respectively, of treasury stock to the trustees of the plans. The fair market value of the shares, at the time of the contributions, was approximately $1,415,000, $1,657,000 and $1,002,000, for 1996, 1995 and 1994, respectively.

     During 1995 and 1994, $608,000 and $607,000, respectively, of the Company's contribution to another ESOP was applied against amounts owed by the ESOP to the Company (see Note 6).

     As of December 31, 1996 and 1995, accounts payable included $13,000 and $25,000, respectively, for the purchase of equipment delivered during 1996 and 1995. As of December 31, 1996 and 1995, accounts receivable included $891,000 and $414,000, respectively, from the sale of equipment retired and sold during 1996 and 1995.

5.   INCOME TAXES

     The provision for income tax consists of the following (in thousands):

<CAPTIONS>
                               1996           1995           1994
                              -----          ------         ------
Taxes currently payable
    Federal                   $1,544         $3,234         $5,337
    State                        305            275            320
Deferred federal taxes         1,393            486            233
                               -----          -----          -----
                              $3,242         $3,995         $5,890
                               =====          =====          =====

     The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                       1996           1995           1994
                                      -----          -----          -----
Statutory federal income tax rate     34.2%          34.2%          34.9%
Company-owned life insurance          (8.1)          (5.3)          (2.9)
Other, net                             1.4            1.3            1.2
                                      ----           ----           ----
                                      27.5%          30.2%          33.2%
                                      ====           ====           ====

     Total income taxes paid by the Company were $153,000, $2,012,000 and $7,259,000 for 1996, 1995 and 1994, respectively.

     The following presents the changes in the primary components of the total deferred tax liability (in thousands):

                                               Deferred
                              December       (Provision)    December
                              31, 1995         Benefit      31, 1996
                              --------       -----------    --------
Accrued claims                $ 4,961        $  (538)       $ 4,423
Allowance for bad debts           668            214            882
Prepaid expense                (2,369)          (250)        (2,619)
Fixed assets                   (8,697)          (554)        (9,251)
Other                             276           (265)            11
                               ------         ------         ------
                              $(5,161)       $(1,393)       $(6,554)
                               ======         ======         ======

6.   RETIREMENT PLANS

     The Company sponsors ESOPs for its employees. Contributions to the ESOPs are made at the discretion of the Board of Directors. Prior to 1994, one of the ESOPs financed purchases of FFEX stock with funds borrowed from the Company. These loans matured in annual installments through 1999 and bore interest at the prime rate. The interest rate for these loans at December 31, 1994 was 8.5%. The loans were fully retired during 1995. The following table sets forth a summary of ESOP related expense (in thousands):

                                                1996         1995        1994
                                                ----        -----       -----
Level payments required                         $ --        $  --       $  --
Contribution in excess of required payments       --           963       1,296
Interest paid by Company on behalf of ESOP        --            67          85
                                                 ---         -----       -----
                                                $ --        $1,030      $1,381
                                                 ===         =====       =====
Dividends on ESOP shares used for debt service  $ --        $   19      $   29
                                                 ===         =====       =====

     The leveraged ESOP utilized dividends received on the shares pledged as collateral under the loan agreement to service the ESOP debt. To the extent these dividends were not sufficient to satisfy the full amount of the interest on the debt, the contribution required of the Company was increased. As of December 31, 1996, the leveraged ESOP owned 2,703,614 shares, all of which had been allocated to participants' accounts.

     The Company sponsors a Savings Plan (the Plan) for its employees. Contributions by the Company to the Plan for the benefit of employees are determined by reference to voluntary contributions made by each employee. Company contributions are made on a quarterly basis by transferring, at fair market value, shares of FFEX stock to the Plan. For 1996, 1995 and 1994, Company contributions to the Plan were approximately $996,000, $941,000 and $1,002,000, respectively.

7.   COMMITMENTS AND CONTINGENCIES

     The Company leases certain office space, terminals, maintenance facilities and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 1996, are (in thousands):

                     Related       Third
                     Parties      Parties      Total
                     -------      -------     -------

 1997                $1,167       $18,318     $19,485
 1998                   438        15,537      15,975
 1999                   174        10,436      10,610
 2000                   --          6,821       6,821
 2001                   --          4,967       4,967
 After 2001             --          4,750       4,750
                      -----        ------      ------
 Total               $1,779       $60,829     $62,608
                      =====        ======      ======

     Leases with related parties involve tractors leased from certain officers of the Company under three year non-cancelable operating leases. Rentals are determined by reference to amounts paid by the Company to unaffiliated third-party lessors. For 1996, 1995 and 1994, payments under these leases were $1,028,000, $750,000 and $489,000, respectively.

     At December 31, 1996, the Company had purchase commitments of approximately $22 million for the purchase of tractors, trailers and information systems in 1997 and 1998.

     The Company has accrued for costs related to public liability and work-related injury claims, some of which involve litigation. The aggregate amount of these claims is significant. In the opinion of management, these actions can be successfully defended or resolved, and any additional costs incurred over amounts accrued will not have a material adverse effect on the Company's financial position or results of operations. At December 31, 1996, in connection with its accrued claims liabilities, the Company had established approximately $5,000,000 of irrevocable letters of credit in favor of insurance companies and pursuant to certain self-insurance agreements. Under the terms of the insurance agreements, the letters of credit may be drawn upon in the event of default for failure to pay claims (within retention levels specified in the policies).

8.   NET INCOME PER SHARE OF COMMON STOCK

     Net income per share of common stock is computed using the weighted average number of common and common equivalent shares, (calculated using the treasury stock method) outstanding during the year. Computation of primary common stock equivalents assumes exercise of dilutive options at the average market price of FFEX's shares during each year. The computation of fully diluted common stock equivalents assumes exercise of dilutive options at the yearend market price. The primary and fully diluted weighted average number of shares were (in thousands) 16,473 in 1996, 16,132 in 1995 and 16,451 in 1994.

9.   SHAREHOLDERS' EQUITY

     As of December 31, 1996, 1995 and 1994, there were authorized 40 million shares of FFEX's $1.50 par value common stock.

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

     Under the 1994, 1993 and 1982 stock option plans, options may be granted for 10 years following shareholder ratification. Accordingly, no future options may be granted under the 1982 plan. The table below sets forth summarized information regarding the stock option plans (in thousands except per-share amounts):

                                            1996      1995      1994
                                           ------    ------    ------
Options outstanding at beginning of year   1,222     1,001     1,010
Cancelled                                    (23)      (16)       (1)
Granted                                      259       454       207
Exercised                                    (95)     (217)     (215)
                                           -----     -----     -----
Options outstanding at yearend             1,363     1,222     1,001
                                           =====     =====     =====
Exercisable options                        1,114       781       795
Options available for future grants           55       296       708

Average price of options
  Exercised during year                    $2.72     $4.05     $4.87
  Outstanding at yearend                   $8.23     $7.86     $6.10
                                           =====     =====     =====

     At December 31, 1996, the prices at which options may be exercised ranged from $1.00 to $12.40.

     During 1996, the Company adopted a plan providing grants of non-qualified stock options to substantially all employees of the Company. All grants under this plan will be at market value on the date of the grant and will generally not vest for five years following the grant. The Company has reserved for issuance 1,500,000 shares of common stock in connection with this plan. Initial grants pursuant to this plan were made during 1997.

     The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no expense has been recognized for stock option grants to officers and key employees. The expense that has been charged against income for grants to non-employee directors was $54,000 and $53,000 for 1996 and 1995, respectively. If expense for grants under the Company's stock option plans was determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income for 1996 and 1995 would have been reduced to $7,570,000 ($.46 per share) and $8,184,000 ($.51 per share), respectively.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Frozen Food Express Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Dallas, Texas                                ARTHUR ANDERSEN LLP
February 12, 1997

Quarterly Financial, Stock and Dividend Information
(Unaudited)
(in thousands, except per-share amounts)

                                       First     Second     Third      Fourth
                                      Quarter    Quarter   Quarter     Quarter      Year
                                     ---------  --------   -------    --------    --------
1996
Revenue                               $74,173    $79,409    $80,824    $77,022    $311,428
Income from operations                  2,343      4,571      4,313      3,918      15,145
Net income                              1,350      2,754      2,454      1,975       8,533
Net income per share of common stock
    Primary and fully diluted             .08        .16        .15        .12         .52
Cash dividends per share                  .03        .03        .03        .03         .12
Common stock price per share
    High                               13 1/4     13 7/8     11 1/4      9 7/8      13 7/8
    Low                                 8 1/2     10 3/8      9 3/8      7 7/8       7 7/8
Common stock trading volume             2,396      2,212      1,249      1,821       7,678
                                       ------     ------     ------     ------     -------
1995
Revenue                               $66,978    $73,837    $75,778    $75,752    $292,345
Income from operations                  2,973      6,066      3,583      2,762      15,384
Net income                              1,786      3,809      2,102      1,556       9,253
Net income per share of common stock
    Primary and fully diluted             .11        .23        .13        .10         .57
Cash dividends per share                  .03        .03        .03        .03         .12
Common stock price per share
    High                               13 7/8     13         10 3/4     10 1/8      13 7/8
    Low                                11 3/4      8 7/8      8 1/2      8 3/4       8 1/2
Common stock trading volume               979      2,937      1,593      1,540       7,049

    As of March 7, 1997, the Company had approximately 6,500 beneficial shareholders, including participants in the Company's Employee Stock Ownership Plans.