Form 10-K405, Exhibit 13
period 1997-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 1998-03-27
CIK 39273

EXHIBIT 13.1

      THIS FORM 10-K INCORPORATES CERTAIN SECTIONS OF THE REGISTRANT'S 1997 ANNUAL REPORT TO SHAREHOLDERS. ACCORDINGLY, ONLY THE PORTIONS OF REGISTRANT'S 1997 ANNUAL REPORT TO SHAREHOLDERS WHICH ARE INCORPORATED BY REFERENCE INTO THIS FORM 10-K ARE FILED AS THIS EXHIBIT 13.1.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

      Revenue (including revenue from non-freight activities) increased by 1.7% in 1997 to $316,568,000. For 1996, revenue totaled $311,428,000 and was 6.5%
above 1995 revenue of $292,345,000. Freight revenue declined by 0.6% during 1997 after posting an increase of 7.3% in 1996. Net income for 1997, however, increased by 13.3% after declining by 7.8% during 1996.

      Available trucking capacity exceeded the demand for that capacity during 1995, 1996 and the early part of 1997. During that time, decreased utilization of trucks, caused by this overcapacity in the refrigerated trucking industry, contributed to decreased productivity and placed downward pressure on full-truckload freight rates. To achieve more balance between capacity and the demand for its services, the company reduced the expansion of its company-operated, full-truckload fleet during 1997. Also, a net decline of about 75 owner-operator-provided, full-truckload trucks occurred during the first half of 1997. At the end of 1997, the company's full-truckload fleet numbered just over 1,500 trucks, as compared to about 1,600 in mid-1996. Primarily due to the reduced number of trucks, the number of full-truckload shipments declined by 0.8% during 1997 as compared to a 10.6% increase during 1996.

      During the 1995-1997 period, fluctuations in the demand for the company's less-than-truckload (LTL) services were less pronounced. LTL revenue posted increases of 3.3% in 1997 and 5.4% in 1996. After remaining essentially unchanged during 1996, revenue per LTL hundredweight increased by 4.7% and revenue per LTL shipment increased by 7.2% in 1997, while the number of LTL shipments increased by 4.3% in 1996 and declined by 3.8% during 1997.

      The company plans to add about 100 trucks to its company-operated, full-truckload fleet during 1998. Continued emphasis will be placed on improving the operating efficiency and increasing the utilization of this fleet through enhanced driver training and retention and reducing the percentage of empty, non-revenue-producing miles.

      The operation of the company's full-truckload fleets is facilitated by computer and satellite technology that enhances efficiency and customer service. The satellite-based communications system provides automatic hourly position updates of each full-truckload tractor and permits real-time communication between operations personnel and drivers. Dispatchers relay pick-up, delivery, weather, road and other information to drivers while shipment status and other information are relayed by the drivers to the company's computers via satellite.

     The company provides a wide range of transportation and logistics services which include railroad-based intermodal long-haul transportation. In providing such service, the company contracts with railroads to transport loaded full-truckload trailers on railroad flat cars. During 1997, the company's ability to offer intermodal service was negatively impacted by the reduced capacity of railroad companies. Less than 5% of the company's domestic full-truckload shipments is transported in this manner and this service is not expected to expand until current problems affecting rail service are resolved.

      For several years, the company has experienced cyclical shortages and surpluses of qualified employee-drivers for company-operated tractors. Employee-driver turnover has been high. This situation, which has been typical in the
industry,  increases  costs  of  employee-driver  compensation,  training   and
recruiting. During 1995, 1996 and the first half of 1997, the company did not experience a shortage of employee-drivers, although employee-driver turnover continued at a high rate. Shortages of from 20 to 40 drivers on any given day
were  experienced  during  the  1997  second  half.  Significant  efforts   are
continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction. As a part of its driver recruiting and training program, the company partners with selected driver training schools. The company pre-qualifies prospective employee-drivers and agrees to assist in funding their educational costs, contingent upon successful completion of the training curriculum, final qualification as an employee-driver, and continuing employment as a driver for the company. Monetary incentives are earned by employee-drivers meeting certain targeted fuel economy, safety and tenure goals. Employee-drivers, as well as all other qualified employees, participate in stock option, 401(k), group health and other benefit programs. In the future, certain aspects of employee-drivers' compensation will continue to be tied to improvements in productivity and quality of service. Recovery of future cost increases, if any, associated with driver turnover and compensation will depend upon competitive freight-market conditions.

      Income from operations declined by 0.6% during 1997 to $15,060,000 as compared to $15,145,000 in 1996 and $15,384,000 in 1995. The net margin for 1997, 1996 and 1995 was 3.1%, 2.7% and 3.2%, respectively.

      Changes in the percentage of total revenue generated from full-truckload versus LTL shipments, as well as changes in the mix of company-provided versus owner-operator-provided equipment and in the mix of leased versus owned equipment, contributed to variations in related operating and interest expenses during the three-year period.

      Salaries, wages and related expenses, as a percentage of freight revenue, for 1997, 1996 and 1995 were 25.5%, 24.7% and 25.6%, respectively. These variations are attributable primarily to changes in the relative size of the company-operated, full-truckload fleet as compared to the number of trucks provided by owner-operators. The percentage of total full-truckload revenue from shipments transported on company-operated trucks was 74.4% in 1997, 71.8% in 1996 and 75.9% in 1995.

      The company has traditionally relied on owner-operator-provided equipment to transport much of its customers' freight. As competition for employee-drivers has increased, other trucking companies have sought to initiate or
expand  owner-operator  fleets.  Due  primarily  to  the  increased  level   of
competition for owner-operator-provided equipment, the number of owner-operator-provided trucks declined by about 75 trucks during 1997 with most of this decrease occurring in the first half of the year. As the percentage of total freight handled by company-operated equipment rose during 1997, the percent of freight revenue absorbed by purchased transportation (primarily payments to owner-operators) declined from 24.0% in 1996 to 23.1% in 1997. Purchased transportation expense was 21.9% in 1995. The company is implementing programs designed to expand its fleet of owner-operator-provided trucks during 1998.

      Average per-gallon fuel costs (including fuel taxes) paid by the company decreased by 4% during 1997 as compared to 1996. Such costs increased by 11% in 1996 over 1995. The company attempts to mitigate the effect of fluctuating fuel costs primarily by using more fuel efficient tractors, by aggressively managing fuel purchasing and, when market conditions allow, by obtaining freight rate
increases   and  fuel-adjustment  charges  from  its  customers.   Fuel   price
fluctuations result from many external market factors, most of which cannot be influenced or predicted by the company. In addition, each year several states increase their per-gallon fuel taxes. Recovery of future increases in fuel prices and fuel taxes, if any, will continue to depend upon competitive freight-market conditions.

      The total of revenue equipment rent and depreciation expense increased to 11.2% of freight revenue in 1997 from 10.7% for 1996 and 10.5% for 1995. These increases were due in part to the increased use of leasing to finance the company's fleet. Equipment rental includes a component of interest-related expense which is classified as non-operating expense when the company incurs debt to acquire equipment. Equipment rent and depreciation also are affected by the replacement of less expensive (three year old) company-operated tractors and (seven year old) trailers with more expensive new equipment. The decreased proportion of tractors provided by owner-operators was also a factor in the proportional increase in equipment rental.

     Insurance and claims expense, as a percentage of freight revenue, was 4.1% in 1997, 4.5% in 1996 and 5.4% in 1995. Insurance premiums do not significantly contribute to overall insurance costs, partially because the company carries large deductibles under its policies of liability insurance. Claims against the company for highway accidents are the primary component of insurance and claims expense. These expenses tend to vary with miles traveled and with changes in the mix of full-truckload versus LTL operations. Insurance costs on a per-mile basis declined by 16% during 1996, and declined by an additional 10% during 1997. Favorable claims experience was a primary reason for these declines.

     Driver selection, safety training, performance evaluations and rewards for accident-free driving will continue to be major areas of concentration. FFE Transportation Services, Inc. (FFE), the company's largest subsidiary, was awarded first place among trucklines which run over 100 million miles annually in the Truckload Carriers Association's 1996 National Fleet Safety Contest. FFE's safety record has placed it in the top three competitors among the largest full-truckload motor carriers in each of the past six years.

      Insurance and claims expense can vary significantly from year to year. Reserves representing the company's estimate of ultimate claims outcome are established based on the information available at the time of an incident. As additional information regarding the incident becomes available, any necessary adjustments are made to previously recorded amounts. The aggregate amount of open claims, some of which involve litigation, is significant. In the opinion of management, however, these claims can be resolved without a material adverse effect on the company's financial position or its results of operations.

      Gains from the sale of equipment rose from $706,000 in 1995 to $1,069,000 in 1996 and then to $1,149,000 in 1997. The amount of gains from the sale of equipment depends primarily upon conditions in the market for used equipment.

      The company also has operations engaged in the sale and service of refrigeration equipment and in the sale and repair of trailers used in freight transportation. Non-freight revenue associated with these operations totaled $30,470,000 during 1997, $23,474,000 during 1996 and $23,964,000 during 1995.
The increase in non-freight revenue during 1997 is attributable to increased sales of trailers, the initiation of an operation which rebuilds and distributes refrigeration compressors and increased sales of trailer refrigeration equipment. Operating profits from these operations of $1,076,000, $942,000 and $1,753,000 were posted for 1997, 1996 and 1995, respectively.
Programs designed to improve gross margins and to reduce overhead expenses were implemented and certain assets associated with unprofitable divisions were sold during 1995 and 1996. The results of these programs, together with the new operations and related increased revenue, improved non-freight operating results in 1997.

      For 1997, 1996 and 1995, interest and other expense was $1,244,000, $3,370,000 and $2,136,000, respectively. During the three years ending December 31, 1997, bank debt was reduced from $9,000,000 to zero. The increase in interest and other expenses during 1996 was primarily attributable to net pre-tax expenses associated with a company-owned life insurance ("COLI") program begun in 1994. During 1996, the President signed legislation which, effective January 1, 1996, limits the deductibility of COLI-related interest. In addition, the Internal Revenue Service has initiated other challenges of COLI programs. In light of these developments, the company has begun a phase-out of its COLI program. The COLI phase-out is the primary reason for the 1997 decrease in interest and other expense.

      Pre-tax income increased by 17.3% in 1997 and fell by 11.1% in 1996. Net income increased by 13.3% in 1997 and decreased by 7.8% in 1996. The provision for income tax was 30.1% of pre-tax income for 1997, as compared to 27.5% for 1996 and 30.2% for 1995. Fluctuations in effective income tax rates (as compared to the statutory federal rate of approximately 34%) are primarily attributable to the presence of non-taxable income from the COLI program. Offsetting this non-taxable income are interest costs associated with the COLI program. The combination of non-taxable COLI income and tax-deductible COLI interest expense has negatively impacted pre-tax income since 1994. The effect has been to reduce income tax expense through the deductibility of COLI interest costs. Since 1994, the tax savings from COLI have more than offset net pre-tax expense.

LIQUIDITY

      The company continues to maintain a strong financial position. The table on page 18 provides a summary of certain liquidity measures. The 1997 increase in cash provided by operations is attributable primarily to improved net income and reduced working capital requirements.

CAPITAL RESOURCES

     Expenditures for property and equipment totaled $14.7 million during 1997, $13.7 million during 1996 and $10.7 million in 1995. In addition, the company financed, through operating leases, the acquisition of revenue equipment valued at approximately $27 million during 1997, $40 million during 1996 and $30 million in 1995.

     In connection with the potential need for funds to finance the purchase of acquired businesses and expansion of the company-operated, full-truckload fleet, the company has in place a $50 million line of credit. Interest rates under the credit agreement are at prime or below. No commitment fee is charged on the unused portion of the credit line, and no compensating balances are required. This line of credit is also used to support letters of credit issued in connection with the company's insurance and risk management programs. The amount available for borrowing is reduced by such letters of credit which totaled approximately $5 million at December 31, 1997. At the end of 1997, approximately $45 million was available under the credit line.

      The company plans to add about 100 and replace about 350 of its tractors during 1998. In addition, about 75 trailers will be added and about 325 will be replaced during the year. These expenditures will be financed by internally generated funds, borrowings under the credit agreement and leasing. Management believes these sources of capital will be sufficient to finance the company's operations and capital expenditures during 1998.

     At December 31, 1997 and 1996 there was no long-term debt outstanding.

YEAR 2000

      During 1997, progress was made in the project to convert and update the company's computer systems. The primary objectives of the conversion and update efforts include:

     -    To  enhance  the  ability  of  the  company  to  deliver  interactive
          shipment,   dispatch  and  billing  information  to  customers   with
          electronic data interchange ("EDI") capabilities.

     - To automate certain tasks that have traditionally been performed manually by drivers, dispatchers and office employees.

     - To provide management and other system users with improved and more current information regarding fleet operations, order status and financial results.

      The company is aware of potential problems associated with existing computer systems as the millennium year (Year 2000) approaches. Systems that do not properly recognize the Year 2000 could generate erroneous data or cause the system to fail.

      The computer systems currently in use by the company are primarily mainframe-based, "old" technology systems. The new systems being developed are based on more current technology which provide the aforementioned enhancements to functionality while at the same time addressing most issues associated with the millennium year. Accordingly, it is not practicable to isolate the portion of "new" system development costs that are specifically associated with the "Year 2000" problem.

      During the fourth quarter of 1997, one of the company's full-truckload fleets was successfully converted to the system currently being developed. The operations of the converted fleet are not as complex as the operations of other fleets, primarily in the areas of rating, billing, LTL operations, owner-operator settlements, and EDI. In order to complete the conversion, the development and testing of these new systems must be completed. Management expects the conversion to the "new" Year 2000 compliant system to be complete by December 31, 1998.

      Efforts to evaluate and resolve the company's exposure to "Year 2000" problems in other areas are continuing. Areas being addressed include the millennium problem as it affects the operation of trucks and trailers, environmental systems, non-freight operations, and the systems of service providers (such as banks) and of key vendors and customers. At this point, an estimate of future costs to be incurred has not been developed.

      If the company's remediation plans are not successful, there could be a significant disruption of the company's ability to transact business with its major customers and suppliers.

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA     1997       1996       1995       1994
(in thousands, except ratio, rates, equipment and per share amounts)
Summary of Operations
  Revenue                                    316,568    311,428    292,345    274,620
  Operating expenses                         301,508    296,283    276,961    255,484
  Net income                                   9,664      8,533      9,253     11,874
  Net margin                                     3.1%       2.7%       3.2%       4.3%
  After-tax return on equity                    10.9%      10.7%      13.3%      20.4%
  Net income per common share, diluted           .57        .52        .57        .72
Financial Data
  Working capital                             44,979     34,162     25,024     25,623
  Current ratio                                  2.4        2.1        1.7        1.8
  Cash provided by operations                 28,460     10,800     24,180     20,025
  Capital expenditures, net                    7,955      7,191      8,383      8,160
  Long-term debt                                 --         --           0      9,000
  Shareholders' equity                        93,077     83,953     75,021     64,288
  Long-term debt-to-equity ratio                 --         --          --         .1
Common Stock
  Average shares outstanding, diluted         17,056     16,473     16,132     16,451
  Book value per share                          5.53       5.04       4.59       4.03
  Market value per share
     High                                     10 1/4     13 7/8     13 7/8       15
     Low                                       8 3/8      7 7/8      8 1/2       11
  Cash dividends per share                       .12        .12        .12       .096
Revenue Table
  Full truckload                             190,576    195,458    180,598    163,988
  Less-than-truckload                         95,522     92,496     87,783     88,328
  TL/LTL % revenue contribution                60/30      63/30      62/30      60/32
Equipment In Service At Yearend
  Tractors
     Company operated                          1,220      1,202      1,149      1,099
     Provided by owner-operators                 628        703        667        505
     Total                                     1,848      1,905      1,816      1,604
  Trailers
     Company provided                          2,784      2,998      2,770      2,406
     Provided by owner-operators                  23         20         27         21
     Total                                     2,807      3,018      2,797      2,427
Full-Truckload
  Revenue                                    190,576    195,458    180,598    163,988
  Loaded miles                               143,902    145,785    135,469    121,106
  Shipments                                    156.9      158.1      142.9      128.1
  Revenue per shipment                         1,215      1,236      1,264      1,280
  Loaded miles per load                          917        922        948        945
  Revenue per loaded mile                       1.32       1.34       1.33       1.35
  Number of loads per business day               623        627        567        508
  Revenue per business day                       756        776        717        651
Less-Than-Truckload
  Revenue                                     95,522     92,496     87,783     88,328
  Hundredweight                                8,537      8,652      8,296      8,670
  Shipments                                    293.1      304.6      292.1      305.2
  Revenue per hundredweight                    11.19      10.69      10.58      10.19
  Revenue per shipment                           326        304        301        289
  Revenue per business day                       379        367        348        351
  Pounds per shipment                          2,913      2,840      2,840      2,841

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA     1993       1992       1991       1990
(in thousands, except ratio, rates, equipment and per share amounts)
Summary of Operations
  Revenue                                    227,389    194,888    176,995    160,171
  Operating expenses                         211,999    183,179    167,033    152,370
  Net income                                   9,441      7,144      5,202      3,618
  Net margin                                     4.2%       3.7%       2.9%       2.3%
  After-tax return on equity                    20.1%      18.6%      16.0%      12.6%
  Net income per common share, diluted           .58        .45        .34        .25
Financial Data
  Working capital                             20,823     16,949     15,612     13,085
  Current ratio                                  1.8        1.8        2.1        1.9
  Cash provided by operations                 17,482     16,395     14,968      9,022
  Capital expenditures, net                   18,453     18,375     (2,423)    16,285
  Long-term debt                              17,000     12,000      5,000     19,200
  Shareholders' equity                        51,983     41,799     35,059     30,005
  Long-term debt-to-equity ratio                  .3         .3         .1         .6
Common Stock
  Average shares outstanding, diluted         16,276     15,910     15,249     14,519
  Book value per share                          3.31       2.72       2.42       2.11
  Market value per share
     High                                     15         11 1/2      4 1/8      2 3/4
     Low                                       7 1/4      3 7/8      1 7/8      1 7/8
  Cash dividends per share                      .096       .079        .06        .06
Revenue Table
  Full truckload                             129,549    109,178    103,582     90,043
  Less-than-truckload                         80,965     72,864     65,068     64,589
  TL/LTL % revenue contribution                57/36      56/37      59/37      56/40
Equipment in Service at Yearend
  Tractors
     Company operated                            945        800        737        739
     Provided by owner-operators                 457        432        421        386
     Total                                     1,402      1,232      1,158      1,125
  Trailers
     Company provided                          2,027      1,609      1,475      1,419
     Provided by owner-operators                  32         24         28         38
     Total                                     2,059      1,633      1,503      1,457
Full-Truckload
  Revenue                                    129,549    109,178    103,582     90,043
  Loaded miles                                97,753     83,247     80,663     69,800
  Shipments                                    106.6       92.9       85.5       75.8
  Revenue per shipment                         1,215      1,175      1,211      1,188
  Loaded miles per load                          917        896        943        921
  Revenue per loaded mile                       1.33       1.31       1.28       1.29
  Number of loads per business day               423        367        339        301
  Revenue per business day                       514        431        411        357
Less-than-Truckload
  Revenue                                     80,965     72,864     65,068     64,589
  Hundredweight                                8,116      6,848      6,211      6,314
  Shipments                                    292.0      253.3      231.3      241.7
  Revenue per hundredweight                     9.98      10.64      10.48      10.23
  Revenue per shipment                           277        288        281        267
  Revenue per business day                       321        288        258        256
  Pounds per shipment                          2,779      2,704      2,685      2,612

ELEVEN-YEAR STATISTICS AND FINANCIAL DATA     1989       1988       1987
(in thousands, except ratio, rates, equipment and per share amounts)
Summary of Operations
  Revenue                                    122,248    102,136     84,585
  Operating expenses                         115,769     96,558     81,278
  Net income                                   3,779      3,660      2,373
  Net margin                                     3.1%       3.6%       2.8%
  After-tax return on equity                    14.6%      16.5%      12.1%
  Net income per common share, diluted           .26        .26        .18
Financial Data
  Working capital                              9,567      5,096      4,862
  Current ratio                                  2.0        1.6        1.9
  Cash provided by operations                  9,174      9,191      7,320
  Capital expenditures, net                   11,619     15,060      3,454
  Long-term debt                              12,500      7,500      2,300
  Shareholders' equity                        27,255     24,348     20,121
  Long-term debt-to-equity ratio                  .5         .3         .1
Common Stock
  Average shares outstanding, diluted         14,534     14,095     13,200
  Book value per share                          1.96       1.78       1.52
  Market value per share
     High                                      2 7/8      2 3/8      1 5/8
     Low                                       2 1/8      1          1
  Cash dividends per share                       .05       .038        .03
Revenue Table
  Full truckload                              60,313     42,947     26,226
  Less-than-truckload                         60,114     57,863     57,004
  TL/LTL % revenue contribution                49/49      42/57      31/67
Equipment in Service at Yearend
  Tractors
     Company operated                            508        256         98
     Provided by owner-operators                 376        496        421
     Total                                       884        752        519
  Trailers
     Company provided                          1,204        876        698
     Provided by owner-operators                  41         49         49
     Total                                     1,245        925        747
Full-Truckload
  Revenue                                     60,313     42,947     26,226
  Loaded miles                                46,975     33,762     18,872
  Shipments                                     51.9       38.1       26.7
  Revenue per shipment                         1,162      1,127        982
  Loaded miles per load                          905        886        706
  Revenue per loaded mile                       1.28       1.27       1.39
  Number of loads per business day               206        151        106
  Revenue per business day                       239        170        104
Less-than-Truckload
  Revenue                                     60,114     57,863     57,004
  Hundredweight                                6,051      5,816      5,983
  Shipments                                    253.4      256.7      268.6
  Revenue per hundredweight                     9.93       9.95       9.53
  Revenue per shipment                           237        225        212
  Revenue per business day                       239        230        226
  Pounds per shipment                          2,388      2,266      2,227

CONSOLIDATED STATEMENTS OF INCOME
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1997, 1996 and 1995
(in thousands, except per-share amounts)

                                               1997        1996      1995
                                             --------    --------   -------
Revenue
  Freight revenue                            $286,098    $287,954   $268,381
  Non-freight revenue                          30,470      23,474     23,964
                                              -------     -------    -------
                                              316,568     311,428    292,345
                                              -------     -------    -------
Costs and expenses
  Freight operating expenses
     Salaries, wages and related expenses      72,989      71,049     68,692
     Purchased transportation                  65,988      69,172     58,876
     Supplies and expenses                     78,854      79,243     74,250
     Revenue equipment rent                    22,349      21,367     17,469
     Communications and utilities               3,294       3,625      3,457
     Insurance and claims                      11,634      13,028     14,462
     Depreciation                               9,643       9,478     10,719
     Operating taxes and licenses               4,857       4,979      5,060
     Gain on sale of equipment                 (1,149)     (1,069)      (706)
     Miscellaneous expense                      3,655       2,879      2,471
                                              -------     -------    -------
                                              272,114     273,751    254,750
  Non-freight costs and operating expenses     29,394      22,532     22,211
                                              -------     -------    -------
                                              301,508     296,283    276,961
                                              -------     -------    -------

Income from operations                         15,060      15,145     15,384

Interest and other expense                      1,244       3,370      2,136
                                              -------     -------    -------

Income before income tax                       13,816      11,775     13,248
Provision for income tax                        4,152       3,242      3,995
                                              -------     -------    -------
Net income                                   $  9,664    $  8,533   $  9,253
                                              =======     =======    =======
Net income per share of common stock
  Basic                                      $    .58    $    .52   $    .57
  Diluted                                    $    .57    $    .51   $    .56
                                              =======     =======    =======
See accompanying notes.

CONSOLIDATED BALANCE SHEETS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1997 and 1996
(in thousands)

                                                            1997          1996
                                                          --------      --------
ASSETS
Current assets
  Cash and cash equivalents                               $ 23,318      $  6,670
  Accounts receivable, net                                  35,028        39,464
  Inventories                                               10,608         8,440
  Tires on equipment in use                                  4,775         5,517
  Deferred federal income tax                                  78            408
  Other current assets                                       3,175         4,987
                                                           -------       -------
     Total current assets                                   76,982        65,486

Property and equipment, net                                 53,333        51,880
Other assets                                                12,433        12,188
                                                           -------       -------
                                                          $142,748      $129,554
                                                           =======       =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Trade accounts payable                                  $ 14,389      $ 13,997
  Accrued claims                                             5,843         6,887
  Accrued payroll                                            5,242         4,950
  Federal income tax payable                                   799           155
  Accrued liabilities                                        5,730         5,335
                                                           -------       -------
     Total current liabilities                              32,003        31,324
Long-term debt                                                 --            --
Deferred federal income tax                                  7,711         6,962
Accrued claims and liabilities                               9,957         7,315
                                                           -------       -------
     Total liabilities and deferred credits                 49,671        45,601
                                                           -------       -------

Commitments and contingencies                                  --            --

Shareholders' equity
  Common stock, 17,281 shares issued in 1997 and in 1996    25,921        25,921
  Additional paid-in capital                                 4,779         3,462
  Retained earnings                                         65,038        57,386
                                                           -------       -------
                                                            95,738        86,769

  Less - Treasury stock, at cost                             2,661         2,816
                                                           -------       -------
  Total shareholders' equity                                93,077        83,953
                                                           -------       -------
                                                          $142,748      $129,554
                                                           =======       =======
See accompanying notes.

Consolidated Statements of Cash Flows
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1997, 1996 and 1995
(in thousands)

                                                  1997       1996       1995
                                                --------   --------   --------

Cash flows from operating activities
 Net income                                     $  9,664   $  8,533   $  9,253
  Non-cash items involved in net income
   Depreciation and amortization                  10,331     10,012     11,118
   Provision for losses on accounts receivable     1,964      1,434      1,496
   Deferred federal income tax                     1,079      1,393        486
   Gain on sale of equipment                      (1,149)    (1,069)      (706)
   Non-cash contribution to employee benefit
      plans                                        1,631      1,415      2,265
 Change in assets and liabilities
   Accounts receivable                             2,508     (4,219)    (2,488)
   Inventories                                    (2,168)      (219)    (1,520)
   Tires on equipment in use                         742       (300)      (883)
   Other current assets                            2,313     (1,351)       931
   Trade accounts payable                         (1,384)    (3,520)     4,570
   Accrued claims and liabilities                  1,993     (1,735)       (15)
   Accrued payroll                                   292        271       (327)
   Federal income tax payable                        644        155        --
                                                 -------    -------    -------
  Net cash provided by operating activities       28,460     10,800     24,180
                                                 -------    -------    -------
Cash flows from investing activities
 Business dispositions                               --         375      2,300
 Expenditures for equipment                      (14,656)   (13,734)   (10,698)
 Proceeds from sale of equipment                   6,701      6,543      2,315
 Other                                            (1,686)    (3,778)    (5,214)
                                                 -------    -------    -------
  Net cash used in investing activities           (9,641)   (10,594)   (11,297)
                                                 -------    -------    -------
Cash flows from financing activities
 Borrowings under revolving credit agreement      19,000     28,000     33,000
 Payments against revolving credit agreement     (19,000)   (28,000)   (42,000)
 Dividends paid                                   (2,012)    (1,977)    (1,936)
 Proceeds from sale of treasury stock              1,513      1,521      1,644
 Purchases of treasury stock                      (1,672)      (560)      (492)
                                                 -------    -------    -------
  Net cash used in financing activities           (2,171)    (1,016)    (9,784)
                                                 -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents                                     16,648       (810)     3,099
Cash and cash equivalents at beginning of year     6,670      7,480      4,381
                                                 -------    -------    -------

Cash and cash equivalents at end of year        $ 23,318   $  6,670   $  7,480
                                                 =======    =======    =======
See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1997, 1996 and 1995
(In thousands)

                           Shares    Par
                             of     Value                          Shares     Cost
                           Common    of     Additional               of        of               Total
                            Stock   Common   Paid-In    Retained  Treasury  Treasury   ESOP  Shareholders'
                           Issued   Stock    Capital    Earnings    Stock     Stock    Debt     Equity
                           ------  -------  ----------  --------  --------  --------  -----  -------------
At December 31, 1994       17,281  $25,921  $  --       $43,513     1,342    $ 4,538  $ 608     $64,288

Net income                    --       --      --         9,253       --         --     --        9,253
Cash dividends paid
  ($.12 per share)            --       --      --        (1,936)      --         --     --       (1,936)
Treasury stock purchased      --       --      --           --        102      1,012    --       (1,012)
Treasury stock reissued       --       --    1,881          --       (279)      (997)   --        2,878
Exercise of stock options     --       --      111          --       (222)      (831)   --          942
Contributions/payments        --       --      --           --        --         --    (608)        608
                           ------   ------   -----       ------     -----     ------   ----      ------

At December 31, 1995       17,281   25,921   1,992       50,830       943      3,722    --       75,021

Net income                    --       --      --         8,533       --         --     --        8,533
Cash dividends paid
  ($.12 per share)            --       --      --        (1,977)      --         --     --       (1,977)
Treasury stock purchased      --       --      --           --         58        560    --         (560)
Treasury stock reissued       --       --    1,597          --       (267)    (1,081)   --        2,678
Exercise of stock options     --       --     (127)         --        (95)      (385)   --          258
                           ------   ------   -----       ------     -----     ------   ----      ------

At December 31, 1996       17,281   25,921   3,462       57,386       639      2,816    --       83,953

Net income                    --       --      --         9,664       --         --     --        9,664
Cash dividends paid
  ($.12 per share)            --       --      --        (2,012)      --         --     --       (2,012)
Treasury stock purchased      --       --      --           --        183      1,686    --       (1,686)
Treasury stock reissued       --       --    1,377          --       (304)    (1,475)   --        2,852
Exercise of stock options     --       --      (60)         --        (73)      (366)   --          306
                           ------   ------   -----       ------     -----     ------   ----      ------

At December 31, 1997       17,281  $25,921  $4,779      $65,038       445    $ 2,661  $ --      $93,077
                           ======   ======   =====       ======     =====     ======   ====      ======
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1997


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

      ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions also influence the disclosure of contingent assets, and liabilities at the date of the financial statements. Actual outcomes may vary from these estimates and assumptions.

      CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

      ACCOUNTS RECEIVABLE - In the normal course of business, the Company extends unsecured trade credit to its customers which are primarily located in United States. Because of the credit risk involved, management has provided an allowance for doubtful accounts which reflects its estimate of amounts which will eventually become uncollectible. Accounts receivable from customers are stated net of allowances for doubtful accounts of $2,876,000 and $2,390,000 as of December 31, 1997 and 1996, respectively.

      INVENTORIES - Inventories are valued at the lower of cost (principally weighted average cost or specific identification method) or market.

      FREIGHT REVENUE AND EXPENSE RECOGNITION - Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper.

       INCOME TAXES - Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon statutory tax rates anticipated to be in effect when these temporary differences are expected to reverse.

      LONG-LIVED ASSETS - The Company periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, the Company uses an estimate of the asset's discounted cash flow in evaluating its recoverable value.

      PRIOR PERIOD AMOUNTS - As discussed in Note 8, certain prior period amounts have been restated to conform with the current year presentation.

       ACCOUNTING PRONOUNCEMENTS - During 1997, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 131 ("FAS 131") - "Disclosures About Segments of an Enterprise and Related Information." FAS 131 requires, beginning in 1998, disclosure of certain information regarding each significant business segment in which operations are conducted. Because the Company has only one reportable statement, the Company will not be required to change its financial reporting under FAS 131. During 1999, the Company plans to adopt Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." The Company has determined that SOP 98-1 will not materially affect the financial statements of the Company.

2.   PROPERTY AND EQUIPMENT

      Property and equipment are carried at cost. Maintenance and repairs are charged to operations as incurred. Capitalized interest on funds borrowed to finance the construction and development of major assets, replacements and improvements was $136,000 during 1997 and $122,000 during 1996.

     Property and equipment, net consists of the following (in thousands):

                                               1997             1996
                                             -------          -------
Land                                         $ 3,223          $ 2,389
Buildings and improvements                    14,740           13,251
Revenue equipment                             50,134           59,106
Service equipment                             13,641           10,070
Computer, software and related equipment      15,426           12,551
                                              ------           ------
                                              97,164           97,367
Less accumulated depreciation                 43,831           45,487
                                              ------           ------
                                             $53,333          $51,880
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

3.   LONG-TERM DEBT

      The Company has a $50 million line of credit pursuant to a revolving credit agreement with three commercial banks. The agreement, which has no stated expiration date, can be terminated by either party upon sixty days' notice, with repayment due in 48 equal monthly payments commencing 13 months following the termination. The agreement provides for interest payable quarterly at the prime rate of one of the banks. The Company may elect to borrow for specified periods of time at fixed interest rates. The fixed interest rates are based on the London Interbank Offered Rate or specified 90-day or 180-day certificate of deposit rates. No borrowings were outstanding at December 31, 1997 or 1996.

      The agreement sets certain minimum limits on consolidated net worth. Cash dividends paid during any four consecutive quarters may not exceed 40% of the total net income of the four quarters preceding the declaration of any cash dividend. In addition, the Company is required to maintain certain minimum financial and coverage ratios. Future investments, mergers and leases of property are also restricted. Additionally, the agreement provides that the amount the Company is permitted to borrow is reduced by outstanding letters of credit (see Note 7). At December 31, 1997, approximately $45 million was available under the agreement. No commitment fees are charged on the unused portion of the credit line, and no compensating balances are required.

      Total interest payments made on borrowings under this credit line during 1997, 1996 and 1995 were $149,000, $130,000, and $649,000, respectively.

4.   FINANCING AND INVESTING ACTIVITIES NOT AFFECTING CASH

      During 1997, 1996 and 1995, the Company funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 179,998, 141,112 and 159,236 shares, respectively, of treasury stock to the trustees of the plans. The fair market value of the shares, at the time of the contributions, was approximately $1,631,000, $1,415,000 and $1,657,000, for 1997, 1996 and 1995, respectively.

     As of December 31, 1997 and 1996, accounts payable included $1,789,000 and $13,000, respectively, for the purchase of equipment delivered during 1997 and 1996. As of December 31, 1997 and 1996, accounts receivable included $982,000 and $891,000, respectively, from the sale of equipment retired and sold during 1997 and 1996.

5.   INCOME TAXES

     The provision for income tax consists of the following (in thousands):

                               1997        1996        1995
                              ------      ------      ------
Taxes currently payable
  Federal                      $2,531     $1,544      $3,234
  State                           542        305         275
Deferred federal taxes          1,079      1,393         486
                                -----      -----       -----
                               $4,152     $3,242      $3,995
                                =====      =====       =====

      The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                       1997        1996        1995
                                      -----       -----       -----
Statutory federal income tax rate     34.3%       34.2%       34.2%
Company-owned life
  Insurance                           (3.5)       (8.1)       (5.3)
Other, net                            (0.7)        1.4         1.3
                                      ----        ----        ----
                                      30.1%       27.5%       30.2%
                                      ====        ====        ====

      Total income taxes paid by the Company were $832,000, $153,000 and $2,012,000 for 1997, 1996 and 1995, respectively.

      The following presents the changes in the primary components of the total deferred tax liability (in thousands):

                                             Deferred
                               December    (Provision)     December
                               31, 1996      Benefit       31, 1997
                               --------    -----------    ---------
Accrued claims                 $ 4,423      $   347       $  4,770
Allowance for bad debts            882           56            938
Prepaid expense                 (2,619)         156         (2,463)
Fixed assets                    (9,251)      (1,257)       (10,508)

Other                               11         (381)          (370)
                                ------       ------        -------
                               $(6,554)     $(1,079)      $ (7,633)
                                ======       ======        =======

6.   RETIREMENT PLANS

      The Company sponsors ESOPs for its employees. Contributions to the ESOPs are made at the discretion of the Board of Directors.

      The Company sponsors a Savings Plan (the Plan) for its employees. Contributions by the Company to the Plan for the benefit of employees are determined by reference to voluntary contributions made by each employee. Additional contributions are made at the discretion of the Board of Directors. Company contributions are made on a quarterly basis by transferring, at fair market value, shares of FFEX stock to the Plan. For 1997, 1996 and 1995, Company contributions to the Plan were approximately $1,631,000, $996,000, and $941,000, respectively.

7.   COMMITMENTS AND CONTINGENCIES

     The Company leases certain office space, terminals, maintenance facilities and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 1997, are (in thousands):

                     Related        Third
                     Parties       Parties       Total
                     -------       -------      -------
 1998                 $1,182       $20,198      $21,380
 1999                    829        14,978       15,807
 2000                    411         9,516        9,927
 2001                    --          6,382        6,382
 2002                    --          4,708        4,708
 After 2002              --          3,842        3,842
                       -----        ------       ------
 Total                $2,422       $59,624      $62,046
                       =====        ======       ======

      Leases with related parties involve tractors leased from certain officers of the Company under three year non-cancelable operating leases. Rentals are determined by reference to amounts paid by the Company to unaffiliated third-party lessors. For 1997, 1996 and 1995, payments under these leases were $1,191,000, $1,028,000, and $750,000, respectively.

       At   December  31,  1997,  the  Company  had  purchase  commitments   of
approximately  $32  million  for  the  purchase  of  tractors,   trailers   and
information systems during 1998.

      The Company has accrued for costs related to public liability and work-related injury claims, some of which involve litigation. The aggregate amount of these claims is significant. In the opinion of management, these actions can be successfully defended or resolved, and any additional costs incurred over amounts accrued will not have a material adverse effect on the Company's financial position or results of operations. At December 31, 1997, in connection with its accrued claims liabilities, the Company had established $5,000,000 of irrevocable letters of credit in favor of insurance companies and pursuant to certain self-insurance agreements. The letters of credit may be drawn upon in the event of default for failure to pay claims.

8.   NET INCOME PER SHARE OF COMMON STOCK

      In 1997, the Company adopted Financial Accounting Standard No. 128, "Earnings per Share," (FAS 128). FAS 128 requires the Company to disclose basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is determined by dividing net income by the weighted average shares outstanding assuming the exercise of all dilutive items (using the treasury stock method). Basic and diluted shares outstanding were (in thousands) 16,767 and 17,056, respectively in 1997, 16,473 and 16,838, respectively in 1996 and 16,132 and 16,519, respectively in 1995. Differences between the number of basic and diluted weighted average shares outstanding, all of which result from dilutive stock options granted by the Company, were (in thousands) 289 in 1997, 365 in 1996 and 387 in 1995. As a result of these changes, the $.52 and $.57 previously reported as fully-diluted EPS for 1996 and 1995, respectively, were restated to $.51 and $.56, diluted, respectively. These changes did not impact the previously reported primary EPS for 1996 or 1995.

9.   SHAREHOLDERS' EQUITY

      As of December 31, 1997, 1996 and 1995, there were authorized 40 million shares of FFEX's $1.50 par value common stock.

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

      Under the 1994, 1993 and 1982 stock option plans, options may be granted for 10 years following shareholder ratification. Accordingly, no future options may be granted under the 1982 plan. The table below sets forth summarized information regarding the stock option plans (in thousands except per-share amounts):

                                             1997       1996       1995
                                            ------     ------     ------

Options outstanding at beginning of year    1,363      1,222      1,001
Cancelled                                    (268)       (23)       (16)
Granted                                     1,307        259        454
Exercised                                     (73)       (95)      (217)
                                            -----      -----      -----
Options outstanding at yearend              2,329      1,363      1,222
                                            =====      =====      =====

Exercisable options                         1,031      1,114        781

Options available for future grants         1,262         55        296

Average price of options
  Exercised during year                     $4.17      $2.72      $4.05
  Outstanding at yearend                    $8.61      $8.23      $7.86
                                            =====      =====      =====

      At December 31, 1997, the prices at which options may be exercised ranged from $1.00 to $12.40.

      During 1996, the Company adopted a plan providing grants of non-qualified stock options to substantially all of its employees. All grants under this plan will be at market value on the date of the grant and will generally not vest for five years following the grant. The Company has reserved for issuance 1,500,000 shares of common stock in connection with this plan. Initial grants pursuant to this plan were made during 1997.

      The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no expense has been recognized for stock option grants to officers and other employees. The expense that has been charged against income for grants to non-employee directors was $42,000, $54,000 and $53,000 for 1997, 1996 and 1995, respectively. If expense for grants under the Company's stock option plans was determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income would have been reduced to $8,784,000 ($.52 per share, diluted) for 1997, $7,570,000 ($.45 per share, diluted) for 1996 and $8,184,000 ($.50 per share, diluted) for 1995.

      Pro forma information regarding net income and earnings per share is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995:

                                           1997      1996      1995
                                          -----     -----     -----
Risk-free interest rate                   6.25%     5.90%     6.50%
Dividend yield                            1.36%     1.47%     1.20%
Volatility factor                         .368      .368      .361
Weighted average expected life (years)       6         6         6

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

      During 1997, the FFEX Board of Directors authorized the repurchase in the open market of up to an aggregate of 500,000 shares of FFEX common stock. During 1997, $1,189,000 was expended to acquire 128,000 shares.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Frozen Food Express Industries, Inc.:

      We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Dallas, Texas                                ARTHUR ANDERSEN LLP
February 11, 1998

QUARTERLY FINANCIAL, STOCK AND DIVIDEND INFORMATION
(Unaudited)
(in thousands, except per-share amounts)

                                       First   Second    Third   Fourth
                                      Quarter  Quarter  Quarter  Quarter    Year
                                      -------  -------  -------  -------  --------
1997
Revenue                               $72,686  $81,256  $82,981  $79,645  $316,568
Income from operations                  2,948    4,114    4,354    3,644    15,060
Net income                              1,371    2,772    2,944    2,577     9,664
Net income per share of common stock
  Basic                                   .08      .17      .18      .15       .58
  Diluted                                 .08      .16      .17      .15       .57
Cash dividends per share                  .03      .03      .03      .03       .12
Common stock price per share
  High                                  9 7/8    9 1/2   10 1/8   10 1/4    10 1/4
  Low                                   8 3/8    8 5/8    8 1/2    8 3/4     8 3/8
Common stock trading volume             1,283    1,973    1,650    1,196     6,102
                                       ------   ------   ------   ------    ------

1996
Revenue                               $74,173  $79,409  $80,824  $77,022  $311,428
Income from operations                  2,343    4,571    4,313    3,918    15,145
Net income                              1,350    2,754    2,454    1,975     8,533
Net income per share of common stock
  Basic                                   .08      .17      .15      .12       .52
  Diluted                                 .08      .16      .15      .12       .51
Cash dividends per share                  .03      .03      .03      .03       .12
Common stock price per share
  High                                 13 1/4   13 7/8   11 1/4    9 7/8    13 7/8
  Low                                   8 1/2   10 3/8    9 3/8    7 7/8     7 7/8
Common stock trading volume             2,396    2,212    1,249    1,821     7,678

   As of March 3, 1998, the Company had approximately 7,500 beneficial shareholders, including participants in the company's Employee Stock Ownership Plans.