Form 10-K405, Exhibit 13
period 1998-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 1999-03-26
CIK 39273

                                 Exhibit 13.1


THIS FORM 10-K INCORPORATES CERTAIN SECTIONS OF THE REGISTRANT'S 1998 ANNUAL REPORT TO SHAREHOLDERS. ACCORDINGLY, ONLY THE PORTIONS OF REGISTRANT'S 1998 ANNUAL REPORT TO SHAREHOLDERS WHICH ARE INCORPORATED BY REFERENCE INTO THIS FORM 10-K ARE FILED AS THIS EXHIBIT 13.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results Of Operations

  Revenue (including revenue from non-freight activities) increased by 10.5% in 1998 to $349,932,000. For 1997, revenue totaled $316,568,000 and was 1.7% above
1996 revenue of $311,428,000. Freight revenue rose by 7% during 1998 after posting a decline of 0.6% in 1997. Net income for 1998 increased by 3.3% and by 13.3% during 1997.

  Trucking capacity exceeded the demand for that capacity during 1996 and the beginning of 1997. To achieve more balance between capacity and the demand for its services, the company slowed the expansion of its company-operated, full-truckload fleet during 1997. During 1998, as demand for trucking services improved, the company resumed expansion of its full-truckload fleets. At the end of 1998, the company's full-truckload fleet numbered approximately 1,670 trucks, as compared to about 1,500 at the end of 1997. Primarily due to the increased number of trucks, the number of full-truckload shipments rose by 5.8% during 1998 as compared to a 0.8% decrease during 1997.

  Fluctuations in the demand for the company's less-than-truckload (LTL) services are less pronounced. LTL revenue posted increases of 4.7% in 1998 and 3.3% in 1997. Revenue per hundredweight increased by 5.1% and revenue per shipment increased by 4.6% in 1998, while the number of shipments declined by 3.8% during 1997 and did not change in 1998.

  The company plans to add about 50 trucks to its company-operated, full-truckload fleet during 1999. Continued emphasis will be placed on improving the operating efficiency and increasing the utilization of this fleet through enhanced driver training and retention and reducing the percentage of empty, non-revenue-producing miles.

  The operation of the company's full-truckload fleets is facilitated by satellite technology that enhances efficiency and customer service. The satellite-based communications system provides automatic hourly position updates of each tractor and permits real-time communication between operations personnel and drivers. Dispatchers relay pick-up, delivery, weather, road and other information to drivers while shipment status and other information are relayed by the drivers to the company's computers via satellite.

  Prior to 1998, the company conducted limited operations involving "dedicated fleets". In such an arrangement, the company contracts with a customer to provide service involving the assignment of specific trucks to handle transportation needs of its customers. Frequently the company and customer anticipate that dedicated fleet logistics services will both lower the customer's transportation costs and improve the quality of the service the customer receives. In late 1998, the company improved its capability to provide and expanded efforts to market such services.

  Throughout 1996, 1997 and 1998, the company did not experience significant shortages of employee-drivers, although excessive turnover continued. On a given day, it is not unusual for 20 to 40 trucks to be idle due to a shortage of drivers. This situation, which has been typical in the industry, increases costs of employee-driver compensation, training and recruiting. Significant resources are continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction.

  As a part of its driver recruiting and training program, the company partners with selected driver training schools. The company pre-qualifies prospective employee-drivers and assists in funding their education, contingent upon successful and continuing employment as a driver for the company. Bonuses are earned by employee-drivers meeting certain fuel economy, safety and tenure goals. Employee-drivers, as well as all other qualified employees, participate in stock option, 401(k), group health and other benefit programs. In the future, certain aspects of employee-drivers' compensation will continue to be tied to improvements in productivity and quality of service. Recovery of future cost increases, if any, associated with driver turnover and compensation will depend upon competitive freight-market conditions.

  Income from operations rose by 11.2% during 1998 to $16,753,000 as compared to $15,060,000 in 1997 and $15,145,000 in 1996. The pre-tax margin for 1998, 1997 and 1996 was 4.5%, 4.4% and 3.8%, respectively.

  Changes in the percentage of total revenue generated from full-truckload versus LTL shipments, as well as in the mix of company-provided versus owner-operator-provided equipment and in the mix of leased versus owned equipment, contributed to variations in related operating and interest expenses during the three-year period.

  Salaries, wages and related expenses, as a percent of freight revenue, for 1998, 1997 and 1996 were 26.9%, 25.5% and 24.7%, respectively. These variations are due primarily to changes in the relative size of the company-operated, full-truckload fleet as compared to the number of trucks provided by owner-operators. The percentage of total full-truckload revenue from shipments transported on company-operated trucks was 76.1% in 1998, 74.4% in 1997 and 71.8% in 1996.

  The company has traditionally relied on owner-operator-provided equipment to transport much of its customers' freight. As competition for employee-drivers has increased, other trucking companies have initiated or expanded owner-operator fleets.

  Due primarily to the increased level of competition for owner-operator-provided equipment, the number of such trucks in the full-truckload fleet declined by about 65 during 1997. During 1998, the company became more aggressive in its solicitation for and retention of owner-operator-provided equipment. As a result, the number of full-truckload, owner-operator-provided trucks rose by more than 50 during 1998. Much of the 1997 decrease occurred during the first half of 1997 and most of the 1998 increase took place in the fourth quarter of 1998. As a result, owner-operator-provided equipment transported fewer shipments during 1998 than during 1997, and the percent of freight revenue absorbed by purchased transportation (primarily payments to owner-operators) declined from 24.0% in 1996 to 23.1% in 1997 and 21.9% in 1998. The company is considering programs designed to further expand its fleet of owner-operator trucks during 1999.

  Per-gallon fuel costs paid by the company decreased by 15% during 1998 as compared to 1997. Such costs decreased by 4% in 1997 from 1996. Due to a variety of factors, fuel price volatility does not significantly impact the company's cost structure or profitability. Owner-operators are responsible for all costs associated with their equipment, including fuel. Therefore, the cost of such fuel is not a direct expense of the company. With regard to fuel expenses for company-operated equipment, the company attempts to mitigate the effect of fluctuating fuel costs by purchasing more fuel efficient tractors and aggressively managing fuel purchasing. Also, certain rates charged by the company for its services are adjustable by reference to market fuel prices. Relatively high or low per-gallon market fuel prices can result in upward or downward adjustment of freight rates, further mitigating the impact of such volatility on the company's profits. Fuel price fluctuations result from many external market factors that cannot be influenced or predicted by the company. In addition, each year several states increase fuel taxes. Recovery of future increases or realization of future decreases in fuel prices and fuel taxes, if any, will continue to depend upon competitive freight-market conditions.

  The total of revenue equipment rent and depreciation expense increased to 11.4% of freight revenue in 1998 from 11.2% for 1997 and 10.7% for 1996. These increases were due in part to the increased use of leasing to finance the company's fleet. Equipment rental includes a component of interest-related expense which is classified as non-operating expense when the company incurs debt to acquire equipment. Equipment rent and depreciation also are affected by the replacement of less expensive (three year old) company-operated tractors and (seven year old) trailers with more expensive new equipment.

  Claims and insurance expense, as a percent of freight revenue, was 4.0% in 1998, 4.1% in 1997 and 4.5% in 1996. Claims against the company for highway accidents are the primary component of claims and insurance expense. These expenses tend to vary with miles traveled and with changes in the mix of full-truckload versus LTL operations. Insurance premiums do not significantly contribute to costs, partially because the company carries large deductibles under its policies of liability insurance. Claims and insurance costs on a per-mile basis declined by 10% during 1997, and declined by an additional 3% during 1998. Favorable claims experience was a primary reason for these declines.

  Driver selection, safety training, performance evaluations and rewards for accident-free driving will continue to be major areas of concentration. FFE Transportation Services, Inc. (FFE), the company's largest subsidiary, has placed in the top three among trucklines which run over 100 million miles annually in the Truckload Carriers Association's National Fleet Safety Contest, in each of the past seven years, including a first place finish for 1996.

  Claims and insurance expense can vary significantly from year to year. Reserves representing the company's estimate of ultimate claims outcomes are established based on information available at the time of an incident. As additional information becomes available, previously recorded amounts may be revised. The aggregate amount of open claims, some of which involve litigation, is significant. In the opinion of management, however, these claims can be resolved without a material adverse effect on the company's financial position or its results of operations.

  Gains from the sale of equipment rose from $1,069,000 in 1996 to $1,149,000 in 1997 and then fell to $840,000 in 1998. The amount of gains from the sale of equipment depends primarily upon conditions in the market for used equipment.

  The company also has operations engaged in the sale and service of refrigeration equipment and of trailers used in freight transportation. Revenue from these operations was $43,819,000 in 1998, $30,470,000 during 1997 and $23,474,000 during 1996. The increase in non-freight revenue and margins during 1998 is attributable to increased sales of trailers and trailer refrigeration equipment. Operating profits from these operations of $1,862,000, $1,076,000 and $942,000 were posted for 1998, 1997 and 1996, respectively.

  For 1998, 1997 and 1996, interest and other expense was $1,038,000, $1,244,000 and $3,370,000, respectively. These expenses are primarily associated with a company-owned life insurance ("COLI") program which began in 1994. During 1996, the President signed legislation which, effective January 1, 1996, limits the deductibility of COLI-related interest. In addition, the Internal Revenue Service has initiated other challenges of such programs. In light of these developments, the company has begun a phase-out of its COLI program. The phase-out is the primary reason for the 1998 decrease in interest and other expense.

  Pre-tax income increased by 13.7% to $15,715,000 in 1998 and by 17.3% in 1997. Net income increased by 3.2% in 1998 and by 13.3% in 1997. The provision for income tax was 36.5% of pre-tax income for 1998, as compared to 30.1% for 1997 and 27.5% for 1996. Prior to 1998, fluctuations in effective income tax rates (as compared to the statutory federal rate of approximately 34%) were primarily attributable to the presence of non-taxable income from the COLI program. Offsetting this non-taxable income were tax-deductible interest costs associated with the program. The combination of non-taxable COLI income and this tax-deductible interest expense negatively impacted pre-tax income from 1994 through 1997. The effect was to reduce income tax payments through the deductibility of such interest costs. Due to the phase-out of the program during 1998, tax savings from related interest costs were reduced resulting in 1998's increased effective tax rate.

Liquidity and Capital Resources

  The company continues to maintain a strong financial position. The table on pages 18 and 19 provides a summary of certain liquidity measures. The 1998 decrease in cash provided by operations is attributable primarily to increased accounts receivable and the settlement of certain accident claims during the year.

  Expenditures for property and equipment totaled $27.7 million in 1998, $14.7 million during 1997 and $13.7 million during 1996. In addition, the company financed, through operating leases, the acquisition of revenue equipment valued at approximately $28 million in 1998, $27 million during 1997 and $40 million during 1996. The 1998 increase in capital expenditures and leased equipment resulted from 1998's resumed expansion of the company-operated fleet and the continuing development of new information systems.

  In connection with the potential need for funds to finance business acquisitions and expansion of the company-operated, full-truckload fleet, the company has in place a $50 million unsecured line of credit. Interest rates under the credit agreement are at prime or below. No commitment fee is charged on the unused portion of the credit line, and no compensating balances are required. This line of credit is also used to support letters of credit issued in connection with the company's insurance and risk management programs. The amount available for borrowing is reduced by such letters of credit which totaled approximately $5 million at December 31, 1998. At the end of 1998, approximately $45 million was available under the credit line.

  The company plans to add about 50 and replace about 500 of its company-operated tractors during 1999. In addition, to accommodate the possibility of growth in the owner-operator fleet of trucks, about 250 trailers may be added and about 175 will be replaced. These expenditures will be financed by internally generated funds, borrowings under the credit agreement, proceeds from the sale of retired assets and leasing. Management believes these sources of capital will be sufficient to finance the company's operations and capital expenditures during 1999.

  At December 31, 1998 and 1997 there was no long-term debt outstanding.

Year 2000

  The company is aware of the potential problems associated with existing information technology ("IT") systems as the year 2000 ("Y2K") approaches. The company's exposure to such problems does not involve significant date-sensitive computations. Rather, problems may occur with regard to IT systems and the impact erroneous dates may have on core business operating activities such as the company's ability to process customer orders, track and manage equipment and generate customer invoices. Disruptions in any such activity could have a negative impact on the company's ability to conduct its routine business operations. Systems are being developed based on more current technology, which address the issues associated with Y2K.

  It is not practicable to isolate the portion of "new" system development costs which are specifically associated with the Y2K problem. Such costs have been financed by internally generated funds. Direct costs associated with the development effort have been capitalized by the company to be amortized against post-conversion income.

  The company also uses a variety of assets that are operated by or reliant upon non-information technology ("non-IT") systems, such as equipment or refrigeration systems containing embedded technology. Modification or replacement would be necessary for proper performance of any IT or non-IT system that is unable to properly interpret and process the Y2K.

  State of Readiness - The company is actively engaged in the process of evaluating the company's systems for Y2K compliance. In addition, the company is verifying the Y2K compliance of third parties with whom the company has a material relationship, such as customers, suppliers and service providers such as telecommunications providers and financial institutions. The first phase, evaluating the company's systems, is substantially complete. The second phase, evaluating third party systems, was commenced in the third quarter of 1998 and is expected to be substantially completed during the first half of 1999.

  The failure of any internal non-IT system to be Y2K compliant is not expected to have a material effect on the business, operations or financial condition of the company. Nevertheless, the company will continue to take steps to modify or replace all non-IT systems that are not Y2K compliant during the 1999 calendar year. The cost of such conversions is not expected to be material.

  The company's major internal IT and non-IT systems, which include the mainframe system presently in use require modification or replacement to become Y2K compliant. The systems project will replace all existing major IT systems with a Y2K compliant system. The new system is continually evaluated with respect to Y2K compliance. These evaluations are conducted by persons with requisite skills.

  Programming, testing and training necessary to convert to the new system is expected to be complete by April 1999. Conversion efforts will commence promptly thereafter, and are expected to conclude within 60 days after commencement.

  The project is aimed at improving and standardizing company processes and improving technology to reduce operating costs. This project centers around modifications to software procured from third party systems vendors. The new IT system and related processes are also expected to enhance the company's competitive position by improving customer service, pricing strategies and logistics management.

  The company is also assessing the requirements to make Y2K compliant all third party IT system software used in desktop computers. These costs are not expected to be material.

  Costs to Address Y2K Issues - The company has projected $10 million for the cost of the system project including costs associated with Y2K compliance. As of December 31, 1998, approximately $8 million had been expended.

  Risks to the Company for Y2K Issues - The most likely worst case Y2K scenario for the company would be the failure of the project to be completed. It is not feasible to predict the impact on the company's financial condition or profitability as a result. However, management believes that the implementation of its contingency plan could be achieved with minimal to moderate disruption to the business and operations of the company.

  Contingency Plan - If the new IT system is not implemented on schedule, the company will execute its contingency plan to meet a deadline of December 31, 1999. This would require the company to make modifications to the mainframe system and other currently operating systems. The company is considering alternatives such as manually processing certain transactions and outsourcing certain data processing functions. The cost of the mainframe upgrade would be significant and could be completed by the required deadline.


Ten-Year Statistics and Financial Data                    1998               1997               1996
========================================================================================================
(unaudited and in thousands, except ratio, rate, equipment and per-share amounts)

Summary of Operations
 Revenue                                                 349,932            316,568            311,428
 Operating expenses                                      333,179            301,508            296,283
 Net income                                                9,979              9,664              8,533
 Pre-tax margin                                              4.5%               4.4%               3.8%
 After-tax return on equity                                 10.4%              10.9%              10.7%
 Net income per common share, diluted                        .59                .57                .51

Financial Data
 Working capital                                          39,353             44,979             34,162
 Current ratio                                               2.2                2.4                2.1
 Cash provided by operations                              13,877             28,460             10,800
 Capital expenditures, net                                22,236              7,955              7,191
 Long-term debt                                               --                 --                 --
 Shareholders' equity                                     98,277             93,077             83,953
 Long-term debt-to-equity ratio                              --                 --                 --

Common Stock
 Average shares outstanding, diluted                     17,039             17,056             16,838
 Book value per share                                      5.96               5.53               5.04
 Market value per share
   High                                                  10 1/2             10 1/4             13 7/8
   Low                                                    5 5/8              8 3/8              7 7/8
Cash dividends per share                                    .12                .12                .12

Revenue
 Full-truckload                                         206,098            190,576            195,458
 Less-than-truckload                                    100,015             95,522             92,496
 TL/LTL % revenue contribution                            59/29              60/30              63/30

Equipment in Service at Yearend
  Tractors
    Company operated                                      1,328              1,220              1,202
    Provided by owner-operators                             672                628                703
    Total                                                 2,000              1,848              1,905
  Trailers
    Company operated                                      2,940              2,784              2,998
    Provided by owner-operators                              22                 23                 20
    Total                                                 2,962              2,807              3,018

Full-Truckload
 Revenue                                                206,098            190,576            195,458
 Loaded miles                                           155,045            143,902            145,785
 Shipments                                                166.0              156.9              158.1
 Revenue per shipment                                     1,242              1,215              1,236
 Loaded miles per load                                      934                917                922
 Revenue per loaded mile                                   1.33               1.32               1.34
 Shipments per business day                                 659                623                627
 Revenue per business day                                   817                756                776

Less-than-Truckload
 Revenue                                                100,015             95,522             92,496
 Hundredweight                                            8,502              8,537              8,652
 Shipments                                                293.1              293.1              304.6
 Revenue per hundredweight                                11.76              11.19              10.69
 Revenue per shipment                                       341                326                304
 Revenue per business day                                   397                379                367
 Pounds per shipment                                      2,901              2,913              2,840
========================================================================================================


     1995                  1994              1993              1992              1991             1990          1989
=========================================================================================================================
    292,345              274,620           227,389           194,888           176,995           160,171       122,248
    276,961              255,484           211,999           183,179           167,033           152,370       115,769
      9,253               11,874             9,441             7,144             5,202             3,618         3,779
        4.5%                 6.5%              6.3%              5.8%              4.8%              3.6%          4.5%
       13.3%                20.4%             20.1%             18.6%             16.0%             12.6%         14.6%
        .56                  .72               .58               .45               .34               .25           .26

    25,024                25,623            20,823            16,949            15,612            13,085         9,567
       1.7                   1.8               1.8               1.8               2.1               1.9           2.0
    24,180                20,025            17,482            16,395            14,968             9,022         9,174
     8,383                 8,160            18,453            18,375            (2,423)           16,285        11,619
        --                 9,000            17,000            12,000             5,000            19,200        12,500
    75,021                64,288            51,983            41,799            35,059            30,005        27,255
        --                    .1                .3                .3                .1                .6            .5

    16,519                16,451            16,276            15,910            15,249            14,519        14,534
      4.59                  4.03              3.31              2.72              2.42              2.11          1.96

    13 7/8                    15                15            11 1/2             4 1/8             2 3/4         2 7/8
     8 1/2                    11             7 1/4             3 7/8             1 7/8             1 7/8         2 1/8
       .12                  .096              .096              .079               .06               .06           .05

    180,598              163,988           129,549           109,178           103,582            90,043        60,313
     87,783               88,328            80,965            72,864            65,068            64,589        60,114
      62/30                60/32             57/36             56/37             59/37             56/40         49/49

      1,149                1,099               945               800               737               739           508
        667                  505               457               432               421               386           376
      1,816                1,604             1,402             1,232             1,158             1,125           884

      2,770                2,406             2,027             1,609             1,475             1,419         1,204
         27                   21                32                24                28                38            41
      2,797                2,427             2,059             1,633             1,503             1,457         1,245

    180,598              163,988           129,549           109,178           103,582            90,043        60,313
    135,469              121,106            97,753            83,247            80,663            69,800        46,975
      142.9                128.1             106.6              92.9              85.5              75.8          51.9
      1,264                1,280             1,215             1,175             1,211             1,188         1,162
        948                  945               917               896               943               921           905
       1.33                 1.35              1.33              1.31              1.28              1.29          1.28
        567                  508               423               367               339               301           206
        717                  651               514               431               411               357           239

     87,783               88,328            80,965            72,864            65,068            64,589        60,114
      8,296                8,670             8,116             6,848             6,211             6,314         6,051
      292.1                305.2             292.0             253.3             231.3             241.7         253.4
      10.58                10.19              9.98             10.64             10.48             10.23          9.93
        301                  289               277               288               281               267           237
        348                  351               321               288               258               256           239
      2,840                2,841             2,779             2,704             2,685             2,612         2,388
=========================================================================================================================

Consolidated Statements of Income
================================================================================
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1998, 1997 and 1996
(in thousands, except per-share amounts)



                                                                             1998               1997               1996
---------------------------------------------------------------------------------------------------------------------------
Revenue
  Freight revenue                                                           $306,113                $286,098       $287,954
  Non-freight revenue                                                         43,819                  30,470         23,474
                                                                            -----------------------------------------------
                                                                             349,932                 316,568        311,428
                                                                            -----------------------------------------------
Costs and expenses
  Freight operating expenses
     Salaries, wages and related expenses                                     82,479                  72,989         71,049
     Purchased transportation                                                 67,124                  65,988         69,172
     Supplies and expenses                                                    82,892                  78,854         79,243
     Revenue equipment rent                                                   25,578                  22,349         21,367
     Depreciation                                                              9,381                   9,643          9,478
     Communications and utilities                                              4,321                   3,294          3,625
     Claims and insurance                                                     12,207                  11,634         13,028
     Operating taxes and licenses                                              4,908                   4,857          4,979
     Gain on sale of equipment                                                  (840)                 (1,149)        (1,069)
     Miscellaneous expense                                                     3,172                   3,655          2,879
                                                                            -----------------------------------------------
                                                                             291,222                 272,114        273,751
  Non-freight costs and operating expenses                                    41,957                  29,394         22,532
                                                                            -----------------------------------------------
                                                                             333,179                 301,508        296,283
                                                                            -----------------------------------------------

Income from operations                                                        16,753                  15,060         15,145

Interest and other expense                                                     1,038                   1,244          3,370
                                                                            -----------------------------------------------

Income before income tax                                                      15,715                  13,816         11,775
Provision for income tax                                                       5,736                   4,152          3,242
                                                                            -----------------------------------------------
Net income                                                                  $  9,979                $  9,664       $  8,533
                                                                            ===============================================

Net income per share of common stock
  Basic                                                                     $    .59                $    .58       $    .52
  Diluted                                                                   $    .59                $    .57       $    .51
                                                                            ===============================================

===========================================================================================================================


See accompanying notes.

Consolidated Balance Sheets
================================================================================
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1998 and 1997

                                                                                                1998            1997
-------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                                                                      $  6,023        $ 23,318
  Accounts receivable, net                                                                         43,802          35,028
  Inventories                                                                                      12,575          10,608
  Tires on equipment in use                                                                         5,276           4,775
  Deferred federal income tax                                                                          --              78
  Other current assets                                                                              3,259           3,175
                                                                                                 ------------------------
  Total current assets                                                                             70,935          76,982

Property and equipment, net                                                                        64,405          53,333
Other assets                                                                                       14,340          12,433
                                                                                                 ------------------------
                                                                                                 $149,680        $142,748
                                                                                                 ========================

Liabilities and Shareholders' Equity
Current liabilities
  Trade accounts payable                                                                         $ 17,153        $ 14,389
  Accrued claims                                                                                    3,801           5,843
  Accrued payroll                                                                                   5,759           5,242
  Federal income tax payable                                                                        1,104             799
  Deferred federal income tax                                                                         212              --
  Accrued liabilities                                                                               3,553           5,730
                                                                                                 ------------------------
  Total current liabilities                                                                        31,582          32,003
Long-term debt                                                                                         --              --
Deferred federal income tax                                                                         8,418           7,711
Accrued claims and liabilities                                                                     11,403           9,957
                                                                                                 ------------------------
  Total liabilities and deferred credits                                                           51,403          49,671
                                                                                                 ------------------------
Commitments and contingencies                                                                          --              --

Shareholders' equity
  Common stock, 17,281 shares issued                                                               25,921          25,921
  Additional paid-in capital                                                                        5,323           4,779
  Retained earnings                                                                                73,001          65,038
                                                                                                 ------------------------
                                                                                                  104,245          95,738

  Less - Treasury stock, at cost                                                                    5,968           2,661
                                                                                                 ------------------------

     Total shareholders' equity                                                                    98,277          93,077
                                                                                                 ------------------------

                                                                                                 $149,680        $142,748
                                                                                                 ========================

=========================================================================================================================

See accompanying notes.

Consolidated Statements of Cash Flows
================================================================================
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1998, 1997 and 1996
(in thousands)

                                                                               1998             1997            1996
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Net income                                                                    $  9,979          $  9,664       $  8,533
  Non-cash items involved in net income
   Depreciation and amortization                                                 10,854            10,331         10,012
   Provision for losses on accounts receivable                                    2,285             1,964          1,434
   Deferred federal income tax                                                      997             1,079          1,393
   Gain on sale of equipment                                                       (840)           (1,149)        (1,069)
   Non-cash contribution to employee benefit plans                                1,370             1,631          1,415
 Change in assets and liabilities
   Accounts receivable                                                          (10,817)            2,508         (4,219)
   Inventories                                                                   (1,967)           (2,168)          (219)
   Tires on equipment in use                                                       (501)              742           (300)
   Other current assets                                                             (85)            2,313         (1,351)
   Trade accounts payable                                                         4,553            (1,384)        (3,520)
   Accrued claims and liabilities                                                (2,773)            1,993         (1,735)
   Accrued payroll                                                                  517               292            271
   Federal income tax payable                                                       305               644            155
                                                                               -----------------------------------------
  Net cash provided by operating activities                                      13,877            28,460         10,800
                                                                               -----------------------------------------

Cash flows from investing activities
 Expenditures for equipment                                                     (27,722)          (14,656)       (13,734)
 Proceeds from sale of equipment                                                  5,486             6,701          6,543
 Other                                                                           (2,787)           (1,686)        (3,403)
                                                                               -----------------------------------------
  Net cash used in investing activities                                         (25,023)           (9,641)       (10,594)
                                                                               -----------------------------------------

Cash flows from financing activities
 Borrowings under revolving credit agreement                                      2,000            19,000         28,000
 Payments against revolving credit agreement                                     (2,000)          (19,000)       (28,000)
 Dividends paid                                                                  (2,016)           (2,012)        (1,977)
 Proceeds from sale of treasury stock                                             1,546             1,513          1,521
 Purchases of treasury stock                                                     (5,679)           (1,672)          (560)
                                                                               -----------------------------------------
  Net cash used in financing activities                                          (6,149)           (2,171)        (1,016)
                                                                               -----------------------------------------

Net (decrease) increase in cash and cash equivalents                            (17,295)           16,648           (810)
Cash and cash equivalents at beginning of year                                   23,318             6,670          7,480
                                                                               -----------------------------------------

Cash and cash equivalents at end of year                                       $  6,023          $ 23,318       $  6,670
                                                                               =========================================

========================================================================================================================


See accompanying notes.

Consolidated Statements of Shareholders' Equity
================================================================================
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31, 1998, 1997 and 1996
(In thousands)



                                 Shares of   Par Value of   Additional                     Shares of     Cost of       Total
                                  Common        Common       Paid-In         Retained      Treasury     Treasury    Shareholders'
                               Stock Issued      Stock       Capital         Earnings        Stock        Stock         Equity
---------------------------------------------------------------------------------------------------------------------------------
At December 31, 1995              17,281       $25,921        $1,992         $50,830          943        $ 3,722        $75,021

Net income                            --            --            --           8,533           --             --          8,533
Cash dividends paid                   --            --            --          (1,977)          --             --         (1,977)
Treasury stock reacquired             --            --            --              --           58            560           (560)
Treasury stock reissued               --            --         1,597              --         (267)        (1,081)         2,678
Exercise of stock options             --            --          (127)             --          (95)          (385)           258
                                  ---------------------------------------------------------------------------------------------

At December 31, 1996              17,281        25,921         3,462          57,386          639          2,816         83,953


Net income                            --            --            --           9,664           --             --          9,664
Cash dividends paid                   --            --            --          (2,012)          --             --         (2,012)
Treasury stock reacquired             --            --            --              --          183          1,686         (1,686)
Treasury stock reissued               --            --         1,377              --         (304)        (1,475)         2,852
Exercise of stock options             --            --           (60)             --          (73)          (366)           306
                                  ---------------------------------------------------------------------------------------------

At December 31, 1997              17,281        25,921         4,779          65,038          445          2,661         93,077


Net income                            --            --            --           9,979           --             --          9,979
Cash dividends paid                   --            --            --          (2,016)          --             --         (2,016)
Treasury stock reacquired             --            --            --              --          694          5,679         (5,679)
Treasury stock reissued               --            --           673              --         (250)        (1,645)         2,318
Exercise of stock options             --            --          (129)             --         (107)          (727)           598
                                  ---------------------------------------------------------------------------------------------

At December 31, 1998              17,281       $25,921        $5,323         $73,001          782        $ 5,968        $98,277
                                  =============================================================================================

===============================================================================================================================

See accompanying notes.

Notes to Consolidated Financial Statements
================================================================================
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1998


1.  Summary of Significant Accounting Policies

    Principles of Consolidation -- Frozen Food Express Industries, Inc. (FFEX), a Texas corporation, and its subsidiaries, all of which are wholly-owned, are primarily engaged in motor carrier transportation of perishable commodities, providing service for both full-truckload and less-than-truckload shipments in all 48 contiguous states as well as Canada and Mexico. The consolidated financial statements include FFEX and all subsidiary companies (the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

    Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions also influence the disclosure of contingent assets and liabilities at the date of the financial statements. Actual outcomes may vary from these estimates and assumptions.

    Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

    Accounts Receivable -- The Company extends unsecured trade credit to customers primarily located in the United States. Management has provided an allowance for doubtful accounts which reflects its estimate of amounts which will eventually become uncollectible. Accounts receivable from customers are stated net of allowances for doubtful accounts of $3,246,000 and $2,876,000 as of December 31, 1998 and 1997, respectively.

    Inventories -- Inventories are valued at the lower of cost (principally weighted average cost or specific identification method) or market.

    Freight Revenue and Expense Recognition -- Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper.

    Income Taxes -- Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon statutory tax rates anticipated to be in effect when temporary differences are expected to reverse.

    Long-Lived Assets -- The Company periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, the Company uses an estimate of the asset's discounted cash flow in evaluating its recoverable value. Included in other non-current assets are costs associated with life insurance policies and related investments owned by the Company.


2.  Property and Equipment

    Property and equipment is carried at historical cost and consists of the following (in thousands):

                                           1998             1997
----------------------------------------------------------------------
Land                                         $  3,273          $ 3,223
Buildings and improvements                     14,971           14,740
Revenue equipment                              55,822           50,134
Service equipment                              14,887           13,641
Computer, software and
 related equipment                             19,425           15,426
                                             --------          -------
                                              108,378           97,164
Less accumulated depreciation                  43,973           43,831
                                             --------          -------
                                             $ 64,405          $53,333
                                             ========          =======

    Depreciation assumes the straight-line method generally over estimated useful lives of 20 to 30 years for buildings, 3 to 10 years for improvements to owned or leased facilities, 3 to 7 years for revenue equipment, 2 to 20 years for service equipment and 2 to 7 years for computer, software and related equipment. Maintenance and repairs are charged to operations as incurred.

Notes to Consolidated Financial Statements
================================================================================

3.  Long-Term Debt

    The Company has a $50 million line of credit pursuant to a revolving credit agreement with three commercial banks. The agreement, which has no stated expiration date, can be terminated by either party upon sixty days' notice, with repayment due over 4 years commencing 13 months following the termination. Interest is due quarterly at the prime rate of one of the banks. Alternately, the Company may elect to borrow for specified periods of time at fixed interest rates which are based on the London Interbank Offered Rate or specified certificate of deposit rates in effect at the time of a fixed rate borrowing. No borrowings were outstanding at December 31, 1998 or 1997.

    The agreement sets certain minimum limits on consolidated net worth. Cash dividends paid during any four consecutive quarters may not exceed 40% of the total net income of the four quarters preceding dividend declaration. Certain minimum financial and coverage ratios are required. Investments, mergers and leases of property are also restricted. The amount the Company may borrow is reduced by outstanding letters of credit. At December 31, 1997 and 1998, approximately $45 million was available under the agreement. No commitment fees are charged on the unused portion of the credit line, and no compensating balances are required.

    Total interest payments under this credit line during 1998, 1997 and 1996 were $5,000, $149,000 and $130,000, respectively.

4.  Financing and Investing Activities Not Affecting Cash

    During 1998, 1997 and 1996, the Company funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 140,194, 179,998 and 141,112 shares, respectively, of treasury stock to the trustees of the plans. The fair market value of the shares, at the time of the contributions, was approximately $1,370,000, $1,631,000 and $1,415,000, for 1998, 1997 and 1996, respectively.

    As of December 31, 1997, accounts payable included $1,789,000 for the purchase of equipment delivered during 1997. As of December 31, 1998 and 1997, accounts receivable included $794,000 and $982,000, respectively, from the sale of equipment retired and sold during 1998 and 1997.

5.  Retirement Plans

    The Company sponsors a Savings Plan (the Plan) for its employees. Contributions by the Company to the Plan are determined by reference to voluntary contributions made by each employee. Additional contributions are made at the discretion of the Board of Directors. Company contributions are made on a quarterly basis in cash or by transferring, at fair market value, shares of FFEX stock to the Plan. For 1998, 1997 and 1996, total Company contributions to the Plan were approximately $1,653,000, $1,631,000 and $996,000, respectively.

Notes to Consolidated Financial Statements
================================================================================


6.  Income Taxes

    Total income taxes paid by the Company were $5,150,000, $832,000 and $153,000 for 1998, 1997 and 1996, respectively. The following presents the changes in the primary components of the net deferred tax liability (in thousands):

                                                                             Deferred
                                December                                    (Provision)                         December
                                31, 1997                                      Benefit                           31, 1998
----------------------------------------------------------------------------------------------------------------------------
Deferred Tax Assets:
 Accrued claims                $   4,770                                      $   177                              $   4,947
 Allowance for bad debts             938                                          111                                  1,049
                                   5,708                                          288                                  5,996
                         ---------------------------------------------------------------------------------------------------
Deferred Tax Liabilities:
 Prepaid expense                  (2,463)                                         (35)                                (2,498)
 Fixed assets                    (10,508)                                      (1,178)                               (11,686)
 Other                              (370)                                         (72)                                  (442)
                         ---------------------------------------------------------------------------------------------------
                                 (13,341)                                      (1,285)                               (14,626)
                         ---------------------------------------------------------------------------------------------------
                               $  (7,633)                                     $  (997)                              $ (8,630)
                         ==================================================================================================

    The differences between the statutory federal income tax rate and the Company's effective income tax rate are as follows:

                                      1998         1997           1996
-------------------------------------------------------------------------
Statutory federal income tax rate       34.5%          34.3%         34.2%
Company-owned life  insurance             --           (3.5)         (8.1)
State income taxes and other             2.0           (0.7)          1.4
                                 ----------------------------------------
                                        36.5%          30.1%         27.5%
                                 ========================================


    The provision for income tax consists of the following (in thousands):

                                1998           1997          1996
--------------------------------------------------------------------

Taxes currently payable
    Federal                        $4,264         $2,531      $1,544
    State                             475            542         305
Deferred federal taxes                997          1,079       1,393
                          ------------------------------------------
                                   $5,736         $4,152      $3,242
                          ==========================================


7.  Net Income Per Share of Common Stock

    Basic Earnings Per Share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is determined by dividing net income by the weighted average shares outstanding assuming the exercise of all dilutive items (using the treasury stock method).

    The table below sets forth information regarding weighted average basic and diluted shares (in thousands):

                                  1998         1997          1996
----------------------------------------------------------------------
Basic Shares                        16,789       16,767         16,473
Common Stock Equivalents               250          289            365
                             -----------------------------------------
Diluted Shares                      17,039       17,056         16,838
                             =========================================

Notes to Consolidated Financial Statements
================================================================================


    All common stock equivalents result from dilutive stock options. For 1998, 1997 and 1996 the percentage of stock options excluded from common stock equivalents due to exercise prices in excess of average market prices was 52%, 43% and 31%, respectively.

8.  Commitments and Contingencies

    The Company leases real estate and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 1998, are (in thousands):

                 Third        Related
                Parties       Parties       Total
-----------------------------------------------------
1999               $20,000       $1,171       $21,171
2000                14,438          768        15,206
2001                 9,994           --         9,994
2002                 6,627           --         6,627
2003                 4,798           --         4,798
After 2003           4,077           --         4,077
                  -----------------------------------
   Total           $59,934       $1,939       $61,873
                  ===================================

    Leases with related parties involve tractors leased from certain officers of the Company under three year non-cancelable operating leases. Rentals are determined by reference to amounts paid by the Company to unaffiliated third-party lessors. For 1998, 1997 and 1996, payments under these leases were $1,389,000, $1,191,000, and $1,028,000, respectively.

    At December 31, 1998, the Company had purchase commitments of approximately $15 million for the purchase of revenue equipment during 1999.

    The Company has accrued for costs related to public liability and work-related injury claims. At the time of an incident, the Company records a reserve for the incident's estimated outcome, which may be adjusted as additional information becomes available. Total accrued claims liabilities represent all such reserves and the Company's estimate for incidents which may have been incurred but not reported as of the balance sheet date. In the opinion of management, these actions can be successfully defended or resolved, and any additional costs incurred over amounts accrued will not have a material adverse effect on the Company's financial position or results of operations. At December 31, 1998, the Company had established $5,000,000 of irrevocable letters of credit in favor of insurance companies and pursuant to certain self-insurance agreements. The letters of credit may be drawn upon in the event of default for failure to pay claims.

Notes to Consolidated Financial Statements
================================================================================


9.  Shareholders' Equity

    As of December 31, 1998, 1997 and 1996, there were authorized 40 million shares of FFEX's $1.50 par value common stock.

    Unexercised options were granted pursuant to stock option plans adopted in 1996, 1994, 1993, 1987 and 1982. The stock option plans provide that options for shares of FFEX common stock may be granted to officers and employees of the Company at the fair market value on the date of grant and to non-employee directors of FFEX at the greater of 50% of the fair market value at date of grant or $1.00. All options expire 10 years from the date of grant.

    Options may be granted for 10 years following plan adoption. The table below sets forth summarized information regarding stock options (in thousands, except per-share amounts):

                                          1998          1997        1996
--------------------------------------------------------------------------
Options outstanding at Beginning of
 Year                                       2,329         1,363      1,222
Cancelled                                    (704)         (268)       (23)
Granted                                     1,700         1,307        259
Exercised                                    (108)          (73)       (95)
                                           -------------------------------
Options outstanding at Year-End             3,217         2,329      1,363
                                           ===============================


Exercisable options                         1,045         1,031      1,114

Options available for future grants         1,761         1,262         55

Average price of options
  Cancelled during year                    $ 8.66        $ 8.69     $ 5.25
  Granted during year                      $ 8.48        $ 8.87     $ 7.98
  Exercised during year                    $ 5.20        $ 4.17     $ 2.72
  Outstanding at yearend                   $ 8.03        $ 8.61     $ 8.23
                                           ===============================


    The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no expense has been recognized for stock option grants to officers and other employees. Had such expense been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Company's net income would have been reduced to $9,167,000 ($0.54 per share, diluted) for 1998, $8,784,000 ($.52 per share, diluted) for 1997 and $7,570,000 ($.45 per share, diluted) for 1996. The expense that has been charged against income for grants to non-employee directors was $56,000, $42,000 and $54,000 for 1998, 1997 and 1996,
respectively.

    Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is recognized over the options' vesting period.

    The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996:

                                             1998           1997         1996
-------------------------------------------------------------------------------
Risk-free interest rate                          5.27%         6.25%       5.90%
Dividend yield                                   1.46%         1.36%       1.47%
Volatility factor                                .365          .368        .368
Weighted average expected life (years)            5.8           6.0         6.0

  The Black-Scholes option valuation model uses highly subjective assumptions and was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Company's stock options have characteristics significantly different from those of traded options. Because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Notes to Consolidated Financial Statements
================================================================================


    Information regarding the range of unexercised option prices at December 31, 1998 is as follows:

Quantity of Options                  Priced Between
(in thousands)
------------------------------------------------------
        187                              $1.00 - $ 5.00
        562                              $5.01 - $ 8.00
      2,468                              $8.01 - $12.40
      -----
      3,217
      =====

    In November of 1998, the Company authorized the repurchase of up to one million shares of Company stock in the open market of which 297,000 had been repurchased as of December 31, 1998. Pursuant to this and previous authorizations, $4,643,000 was expended to acquire a total of 581,500 shares during 1998.


10. Operating Segments

    The operations of the Company consist of two reportable segments as defined by Statement of Financial Accounting Standard 131 ("FAS 131") "Disclosure About Segments of an Enterprise and Related Information". The larger segment consists of the Company's motor carrier operation, which is engaged in transportation of primarily perishable commodities, providing both full-truckload and less-than-truckload service in all 48 contiguous States, Canada and Mexico. The Company's motor carrier operations are conducted in a number of divisions and subsidiaries and are similar in nature. FAS 131 permits combination of such similar divisions and subsidiaries. The Company has elected to report all motor carrier operations as one reportable segment. The smaller reportable segment consists of the company's non-freight operations which are engaged primarily in the sale and service of refrigeration equipment and of trailers used in freight transportation.

    Financial information for each reportable segment for each of the 3 years ended December 31, 1998 is as follows (in millions):

                                1998          1997          1996
--------------------------------------------------------------------
Freight Operations
  Total Revenue                   $306.1        $286.1        $288.0
  Operating Income                  14.9          14.0          14.2
  Total Assets                     140.3         136.8         122.1

Non-Freight Operations
  Total Revenue                   $ 56.6        $ 36.9        $ 36.5
  Operating Income                   1.9           1.1           0.9
  Total Assets                      23.0          17.1          13.7

Intercompany Eliminations
  Revenue                         $ 12.8        $  6.4        $ 13.1
  Operating Income                    --            --            --
  Assets                            13.6          11.2           6.2

Consolidated
  Revenue                         $349.9        $316.6        $311.4
  Operating Income                  16.8          15.1          15.1
  Assets                           149.7         142.7         129.6

    Intercompany eliminations of revenue relate to transfers at cost of inventory such as trailers and refrigeration units from the non-freight segment for use by the freight segment.

Report of Independent Public Accountants
================================================================================

To Frozen Food Express Industries, Inc.:
   We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Dallas, Texas                                    /s/ Arthur Andersen LLP
February 10, 1999


Quarterly Financial, Stock and Dividend Information
================================================================================
(Unaudited)
(in thousands, except per-share amounts)

                                                   First   Second    Third   Fourth
                                                  Quarter  Quarter  Quarter  Quarter    Year
----------------------------------------------------------------------------------------------
1998
Revenue                                           $77,511  $89,416  $93,527  $89,478  $349,932
Income from operations                              2,157    5,117    4,846    4,633    16,753
Net income                                          1,395    3,038    2,850    2,696     9,979
Net income per share of common stock
  Basic                                               .08      .18      .17      .16       .59
  Diluted                                             .08      .18      .17      .16       .59
Cash dividends per share                              .03      .03      .03      .03       .12
Common stock price per share
  High                                             10 3/8   10 1/2       10    9 3/4    10 1/2
  Low                                               8 3/8    9 1/4    5 5/8    6 5/8     5 5/8
Common stock trading volume                         1,379    2,005    2,955    2,237     8,576
----------------------------------------------------------------------------------------------
1997
Revenue                                           $72,686  $81,256  $82,981  $79,645  $316,568
Income from operations                              2,948    4,114    4,354    3,644    15,060
Net income                                          1,371    2,772    2,944    2,577     9,664
Net income per share of common stock
  Basic                                               .08      .17      .18      .15       .58
  Diluted                                             .08      .16      .17      .15       .57
Cash dividends per share                              .03      .03      .03      .03       .12
Common stock price per share
  High                                              9 7/8    9 1/2   10 1/8   10 1/4    10 1/4
  Low                                               8 3/8    8 5/8    8 1/2    8 3/4     8 3/8
Common stock trading volume                         1,283    1,973    1,650    1,196     6,102
----------------------------------------------------------------------------------------------

  As of March 2, 1999, the Company had approximately 7,000 beneficial shareholders, including participants in the company's retirement plan.