Form 10-K, Exhibit 13
period 1999-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 2000-03-30
CIK 39273

MANAGEMENT'S DISCUSSION
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
     Revenue (including revenue from non-freight activities) increased by 6.3% in 1999 to $372,149,000. For 1998, revenue totaled $349,932,000 and was 10.5%
above 1997 revenue of $316,568,000. Freight revenue rose by 1.5% during 1999 and 7.0% in 1998. During 1999, the company incurred a net loss of $12,130,000 as compared to net income of $9,979,000 and $9,664,000 during 1998 and 1997, respectively.
     During the fourth quarter of 1999 FFEX announced a plan to restructure certain of its operations. The plan includes closing terminals, eliminating about 150 non-driver employee positions and the early disposition of certain trailers previously scheduled for retirement in 2001 and 2002. In connection with the plan, during 1999's fourth quarter FFEX recorded estimated restructuring expenses of $3.7 million which included $0.9 million for severance payments and $2.8 million for expenses associated with the early termination of trailer leases and the abandonment of a leased facility. The $3.7 million is classified as restructuring expense on the company's 1999 Consolidated Statement of Income. It is anticipated that these estimated amounts will be paid during 2000. During 1999, the company's plans to expand its fleet of full-truckload tractors were not met. In anticipation of success in meeting those plans, the company had previously expanded its fleet of 53-foot trailers. As a result, during the fourth quarter of 1999, the company had a surplus of trailers relative to tractors.
     During the fourth quarter of 1999, the company also recorded certain expenses associated with impairment of long-lived assets (see "Year 2000").
     At the end of 1999, the company's full-truckload fleet numbered approximately 1,620 trucks, as compared to about 1,670 at the end of 1998. Primarily due to the reduced number of trucks, the number of full-truckload shipments fell by 0.6% during 1999 as compared to a 5.8% increase during 1998.
     During the fourth quarter of 1999, the company purchased the operating assets of a small refrigerated less than truckload (LTL) competitor. The company anticipates the traffic patterns of the combined LTL operations will provide moderate incremental freight revenue with nominal incremental associated costs. LTL revenue posted an increase of 4.7% in 1998 but fell by 0.7% in 1999. Revenue per hundredweight and revenue per shipment increased by 4.6% and 5.0%, respectively, in 1999. The number of LTL shipments declined by 5.2% during 1999.
     The company does not plan to add trucks to its company-operated, full-truckload fleet during 2000. The number of trucks in this fleet increased by approximately 100 during 1998 and declined by almost 90 to approximately 1,150 during 1999. Continued emphasis will be placed on improving the operating efficiency and increasing the utilization of this fleet through enhanced driver training and retention, by reducing the percentage of non-revenue-producing miles, and by extending the average loaded miles per shipment and through expansion of dedicated fleet operations.
     Prior to 1998, limited operations involving dedicated fleets were conducted. In such an arrangement, the company contracts to provide service involving the assignment of specific trucks to handle transportation needs of its customers. Frequently the company and customer anticipate that dedicated fleet logistics services will both lower the customer's transportation costs and improve the quality of the service the customer receives. In late 1998, the company improved its capability to provide and expanded its efforts to market such services. By December 31, 1999, 10% of the company-operated, full truckload fleet was engaged in dedicated fleet operations.
     The operation of the company's full-truckload fleet is facilitated by satellite technology that enhances efficiency and customer service. Position updates of each tractor are provided by the system and real-time communication between operations personnel and drivers are facilitated.
     During 1999, the company experienced difficulty in attracting qualified employee-drivers. Throughout 1997 and 1998, the company did not experience significant shortages of employee-drivers, although excessive turnover continued. Prior to 1999, it was not unusual for 20 to 40 trucks to be idle due to a shortage of drivers. During 1999, as many as 100 trucks were out of service from time to time due to lack of drivers. This shortage was a prime factor in reducing the size of the company-operated fleet. This situation, which has been typical in the industry, can increase costs of employee-driver compensation, training and recruiting. Significant resources are continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction.

================================================================================

MANAGEMENT'S DISCUSSION
================================================================================

     As a part of its recruiting and training program, the company partners with driver training schools. The company pre-qualifies candidates and assists in funding their education, contingent upon successful and continuing employment as a driver for the company. Bonuses are earned by employee-drivers meeting certain fuel economy, productivity, safety, tenure and quality of service goals. Employee-drivers, as well as all other qualified employees, participate in stock option, 401(k), group health and other benefit programs. Recovery of future cost increases, if any, associated with driver turnover and compensation will depend upon competitive freight-market conditions.
     Changes in the percentage of freight revenue generated from full-truckload versus LTL shipments, as well as in the mix of company-provided versus owner-operator-provided equipment and in the mix of leased versus owned equipment, contribute to variations in related operating and interest expenses. Throughout the three years ended December 31, 1999, the company has seen moderate success in receiving rate increases from its customers. Costs, particularly associated with employee-driver payroll and equipment operation, have risen at a pace faster than have the rates charged by the company. The company expects to intensify its efforts to gain rate increases in order to offset such rising costs.
     Results of operations during 1999 were impacted by several events which occurred during the latter half of the year. These include adverse claims experience for work-related injuries and employee health insurance. Such costs are included in salaries, wages and related expenses which aggregated, as a percent of freight revenue, 28.7%, 26.9% and 25.5% for 1999, 1998 and 1997, respectively. The majority of the 1998 increase resulted from increased wages paid to employee-drivers. Of 1999's $6.7 million increase in salaries, wages and related expenses, 35% was related to driver wages and 30% was due to increased non-driver wages. The remainder was due principally to increased work-related claims and health insurance expenses. Throughout 1998 and 1997, the company capitalized the salaries paid to certain employees who were directly contributing to the development of a new management information system (MIS), which was implemented during mid-1999. Subsequent to the implementation, these salaries were expensed as incurred.
     The company has traditionally relied on owner-operator provided equipment to transport much of its customers' freight. As competition for employee-drivers has increased, other trucking companies have initiated or expanded owner-operator fleets. The number of trucks provided by owner-operators rose by about 20 during 1999, and by about 45 during 1998. Beginning in mid-1998, the company intensified its solicitation for and retention of owner-operator provided equipment. Due to a decline in the number of such trucks during 1997's first half that was not reversed until 1998's second half, the percentage of total full-truckload revenue from such equipment declined during 1998. As a result of these fluctuations in the quantity and revenue contribution of such equipment, the percent of freight revenue absorbed by purchased transportation declined from 23.1% in 1997 to 21.9% in 1998 and then rose to 22.6% in 1999. The company is considering programs designed to further expand its fleet of owner-operator trucks during 2000.
     Of 1999's $5,538,000 increase in supplies and expenses, 58% was the result of increased expenditures for fuel and fuel taxes. Another 15% was due to increased expenses associated with revenue equipment repairs and maintenance. Sudden and dramatic fuel price volatility can impact the company's profitability. A number of factors tend to diminish the impact of such volatility. Owner-operators are responsible for all costs associated with their equipment, including fuel. Therefore, the cost of such fuel is not a direct expense of the company. With regard to fuel expenses for company-operated equipment, the company attempts to mitigate the impact of fluctuating fuel costs by purchasing more fuel-efficient tractors and aggressively managing fuel purchasing. Also, certain rates charged by the company for its services are adjustable by reference to fuel prices. Relatively high or low fuel prices can result in upward or downward adjustment of freight rates, further mitigating the impact of such volatility on the company's profits. Such fluctuations result from many external market factors that cannot be influenced or predicted by the company. In addition, each year several states increase fuel taxes. Recovery of future increases or realization of future decreases in fuel prices and fuel taxes, if any, will continue to depend upon competitive freight-market conditions.
     The total of revenue equipment rent and depreciation expense increased to 12.4% of freight revenue in 1999 from 11.4% for 1998 and 11.2% for 1997. These increases were due in part to the increased use of leasing to finance the company's fleet. Equipment rental includes a component of interest-related expense that is classified as non-operating expense when the company incurs debt to acquire equipment. Equipment rent and depreciation also are affected by the replacement of less expensive (three year old) company-operated tractors and (seven year old) trailers with more expensive new equipment. Depreciation expense associated with the new MIS was also a component of the 1999 increase.

================================================================================

MANAGEMENT'S DISCUSSION
================================================================================

     Claims and insurance expense, as a percent of freight revenue, was 6.0% in 1999, 4.0% in 1998 and 4.1% in 1997. Claims against the company for highway accidents are the primary component of claims and insurance expense. These expenses tend to vary with miles traveled and with changes in the mix of full-truckload versus LTL operations. Insurance premiums do not significantly contribute to costs, partially because the company carries large deductibles under its policies of liability insurance. Claims and insurance costs on a per-mile basis declined by 3% during 1998 but rose by 49% during 1999. The 1999 increase was due primarily to adverse claims experience, particularly during the fourth quarter.
     Such expenses vary significantly from year to year. Reserves representing the company's estimate of ultimate claims outcomes are established based on information available at the time of an incident. As additional information becomes available, previously recorded amounts may be revised. The amount of open claims, some of which involve litigation, is significant. In the opinion of management, these claims can be resolved without a material adverse effect on the company's financial position or its results of operations.
     Gains on the disposition of equipment fell from $1,149,000 in 1997 to $840,000 in 1998 and to $594,000 in 1999. The amount of such gains depends primarily upon conditions in the market for used equipment.
     Miscellaneous expenses rose by $3.5 million during 1999, almost 90% of which was due to increased provisions for uncollectable accounts receivable. Accounts receivable, net, a main component of working capital, increased by 49% between 1997 and 1999, as compared to an 18% increase in revenue. Before offset of allowances for doubtful accounts, the 1997 through 1999 increase was 60%. Much of the increase occurred during the last 6 months of 1999. This was partially a result of delays in the company's collection cycle. During 1999, the company completed a computer systems conversion. Following this conversion, the company experienced problems regarding the presentation of invoices to some of its customers, contributing to increased past-due receivables. During the fourth quarter of 1999, an analysis resulted in an increased estimate of such receivables that may not ultimately be collected.
     The company also has a non-freight segment engaged in the sale and service of refrigeration equipment and of trailers used in freight transportation. Revenue from these operations was $61,247,000 in 1999, $43,819,000 during 1998 and $30,470,000 during 1997. Operating profits from this segment of $992,000, $1,862,000 and $1,076,000 were posted for 1999, 1998 and 1997, respectively.
Revenue continued to expand throughout the three-year period. However, increased competition in the used transportation marketplace has narrowed margins and increased selling and administrative expenses. During the fourth quarter of 1999, the non-freight segment also recorded a reserve for potentially obsolete inventory, estimated warranty claims and uncollectable accounts of approximately $625,000.
     For 1999, the company incurred a loss from operations of $15,235,000 as compared to income from operations of $16,753,000 and $15,060,000 for 1998 and 1997, respectively.
     For 1999, 1998 and 1997, interest and other expense was $4,019,000, $1,038,000 and $1,244,000, respectively. Increased interest costs associated with borrowed funds and reduced interest income contributed to this increase (See "Liquidity and Capital Resources"). Interest and other expenses were also impacted during 1999 by a company-owned life insurance ("COLI") program and other life insurance programs and investments.
     The company's 1999 loss before benefit from income taxes was $19,254,000. Pre-tax income was $15,715,000 and $13,816,000 for 1998 and 1997, respectively. The effective income tax rate was 37.0% of pre-tax income for 1999, as compared to 36.5% for 1998 and 30.1% for 1997. Prior to 1998, fluctuations in effective income tax rates were primarily attributable to the presence of non-taxable income from COLI. Offsetting this non-taxable income were tax-deductible interest costs associated with the program. The combination of non-taxable COLI income and this tax-deductible interest expense negatively impacted pre-tax income from 1994 through 1997. The effect was to reduce income taxes through the deductibility of such interest costs. Due to legislation enacted during 1996 that limited the deductibility of COLI-related interest expense, a phase-out of COLI was implemented during 1998. Tax savings from related interest costs were reduced resulting in increased effective tax rates.

LIQUIDITY AND CAPITAL RESOURCES
     During 1999, cash used in operating activities was $2.6 million as compared to cash provided by operations of $13.9 million and $28.5 million for 1998 and 1997, respectively. These fluctuations have resulted from declines in overall profitability coupled with fluctuating working capital. (See "Results of Operations".)

================================================================================

MANAGEMENT'S DISCUSSION
================================================================================

     Expenditures for property and equipment totaled $28.3 million in 1999, $27.7 million during 1998 and $14.7 million during 1997. In addition, the company financed, through operating leases, the acquisition of revenue equipment valued at approximately $40 million in 1999, $28 million during 1998 and $27 million during 1997.
     From 1992 until the end of 1999, the company had in place a $50 million unsecured revolving credit facility. Interest rates were at prime or below, and no commitment fee was payable. The 1992 agreement imposed certain financial limitations on the company regarding interest coverage, financial leverage and dividend payments. During the fourth quarter of 1999, the company informed the banks that it expected to be in violation of certain of these limitations as of December 31, 1999. Accordingly, the 1992 agreement was amended to exclude those limitations that the company expected to violate. The amendment also increased the interest rates payable under the agreement and set a March 1, 2000 expiration date. During January and February 2000, the company and the same three banks as were involved in the 1992 agreement successfully negotiated (pending final documentation agreeable to all parties) a proposed new credit agreement.
     The proposed new agreement provided for loans to be secured by the company's accounts receivable and inventories. Interest rates and other fees payable to the banks were increased under the proposed new agreement which contained a pricing "grid" where increased levels of profitability and cash flow on reduced levels of indebtedness would reduce such interest rates and other fees. The proposed agreement restricted payments of cash dividends, repurchases of company stock and the amount of capital expenditures. The term of the proposed agreement was two years. The proposed agreement was between the company and three banks, each of whom had participated in the 1992 agreement since its inception. Closing was scheduled for March 1, 2000.
     On February 28, 2000 one of the banks announced its unwillingness to commit to the proposed two-year term, and limited its participation to 90 days. Accordingly, the term of the proposed agreement was shortened to expire on June 1, 2000. The other terms and conditions of the proposed agreement were substantially unchanged and closing of the proposed agreement occurred on March 1, 2000. Based upon discussions with the remaining two banks and other advisors, the company expects to obtain a suitable replacement facility prior to June 1, 2000. There can be no assurance, however, that such a facility will be in place by June 1, 2000. Accordingly, the company is considering alternative strategies which would accommodate the company's financial requirements beyond June 1, 2000.
     Because the credit agreement is set to expire on June 1, 2000, the amount borrowed as of December 31, 1999 has been reflected on the company's balance sheet as a current liability. The amended 1992 agreement and the agreement that replaced it are also used to support letters of credit issued in connection with the company's insurance and risk management programs. At the end of 1999, approximately $18.5 million was available under the credit line.
     In connection with its restructuring efforts, the company does not expect to add tractors or trailers to its company-operated fleet during 2000. Approximately 350 three-year old tractors, presently scheduled for retirement during 2000, are expected to be replaced. These expenditures will be financed with internally generated funds, borrowings under available credit agreements and leasing. Subject to the successful negotiation of a replacement credit facility, management believes these sources of capital will be sufficient to finance the company's operations.

YEAR 2000 ("Y2K")
     Neither the Company nor its significant suppliers nor customers experienced significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the Y2k issue.
     The Company expended approximately $10 million through December 31, 1999, on a systems conversion project that totally replaced a non-Y2k compliant mainframe system with a Y2k compliant system. These efforts included replacing outdated, non-compliant hardware and software as well as remediating other Y2k problems.
     In connection with its effort to prepare for the Y2k switchover, the company concluded a five-year systems development effort during 1999. Subsequent to the conversion to the new MIS, the company commenced a review of the functions it provided. The review, which was completed during the fourth quarter of 1999 revealed numerous features of the system which the company no longer intends to utilize. Those features have been abandoned. Of the approximately $10.0 million which was expended to develop the new MIS, approximately $2.7 million was allocated to the abandoned portion of the MIS. Such amount is reflected on the company's 1999 Consolidated Statement of Income as "impairment of long-lived assets".
================================================================================


TEN-YEAR STATISTICS AND FINANCIAL DATA                                     1999           1998            1997         1996
--------------------------------------------------------------------- -------------- -------------- -------------- --------------
(unaudited and in thousands, except ratio, rate, equipment and per-share amounts)


SUMMARY OF OPERATIONS
     Revenue                                                                372,149        349,932        316,568        311,428
     Operating expenses                                                     387,384        333,179        301,508        296,283
     Net (loss) income                                                      (12,130)         9,979          9,664          8,533
     Pre-tax margin                                                            (5.2)%          4.5%           4.4%           3.8%
     After-tax return on equity                                               (13.4)%         10.4%          10.9%          10.7%
     Net (loss) income per common share, diluted                               (.74)           .59            .57            .51

FINANCIAL DATA
     Working capital                                                         12,054         39,353         44,979         34,162
     Current ratio                                                              1.2            2.2            2.4            2.1
     Cash (used in) provided by operations                                   (2,559)        13,877         28,460         10,800
     Capital expenditures, net                                               23,917         22,236          7,955          7,191
     Short and long-term debt                                                26,500             --             --             --
     Shareholders' equity                                                    83,121         98,277         93,077         83,953
     Debt-to-equity ratio                                                        .3             --             --             --

COMMON STOCK
     Average shares outstanding, diluted                                     16,352         17,039         17,056         16,838
     Book value per share                                                      5.09           5.96           5.53           5.04
     Market value per share
         High                                                                 8.500         10.500         10.250         13.875
         Low                                                                  3.250          5.688          8.375          7.875
     Cash dividends per share                                                   .09            .12            .12            .12

REVENUE
     Full-truckload                                                         211,545        206,098        190,576        195,458
     Less-than-truckload                                                     99,357        100,015         95,522         92,496
     TL/LTL % revenue contribution                                            57/27          59/29          60/30          63/30

EQUIPMENT IN SERVICE AT YEAREND
     Tractors
         Company operated                                                     1,240          1,328          1,220          1,202
         Provided by owner-operators                                            690            672            628            703
         Total                                                                1,930          2,000          1,848          1,905
     Trailers
         Company operated                                                     3,335          2,940          2,784          2,998
         Provided by owner-operators                                             23             22             23             20
         Total                                                                3,358          2,962          2,807          3,018

FULL-TRUCKLOAD
     Revenue                                                                211,545        206,098        190,576        195,458
     Loaded miles                                                           157,248        155,045        143,902        145,785
     Shipments                                                                165.0          166.0          156.9          158.1
     Revenue per shipment                                                     1,282          1,242          1,215          1,236
     Loaded miles per load                                                      953            934            917            922
     Revenue per loaded mile                                                   1.35           1.33           1.32           1.34
     Shipments per business day                                                 655            659            623            627
     Revenue per business day                                                   839            817            756            776

LESS-THAN-TRUCKLOAD
     Revenue                                                                 99,357        100,015         95,522         92,496
     Hundredweight                                                            8,075          8,502          8,537          8,652
     Shipments                                                                277.9          293.1          293.1          304.6
     Revenue per hundredweight                                                12.30          11.76          11.19          10.69
     Revenue per shipment                                                       358            341            326            304
     Revenue per business day                                                   394            397            379            367
     Pounds per shipment                                                      2,906          2,901          2,913          2,840
--------------------------------------------------------------------- -------------- -------------- -------------- --------------

                                                      12


       1995           1994          1993            1992           1991           1990
  -------------- -------------- -------------- -------------- -------------- --------------

        292,345        274,620        227,389        194,888        176,995        160,171
        276,961        255,484        211,999        183,179        167,033        152,370
          9,253         11,874          9,441          7,144          5,202          3,618
            4.5%           6.5%           6.3%           5.8%           4.8%           3.6%
           13.3%          20.4%          20.1%          18.6%          16.0%          12.6%
            .56            .72            .58            .45            .34            .25

         25,024         25,623         20,823         16,949         15,612         13,085
            1.7            1.8            1.8            1.8            2.1            1.9
         24,180         20,025         17,482         16,395         14,968          9,022
          8,383          8,160         18,453         18,375         (2,423)        16,285

             --          9,000         17,000         12,000          5,000         19,200
         75,021         64,288         51,983         41,799         35,059         30,005
             --             .1             .3             .3             .1             .6

         16,519         16,451         16,276         15,910         15,249         14,519
           4.59           4.03           3.31           2.72           2.42           2.11


         13.900         15.000         15.000         11.475          4.088          2.700
          8.500         11.000          7.275          3.938          1.800          1.838
            .12           .096           .096           .079            .06            .06

        180,598        163,988        129,549        109,178        103,582         90,043
         87,783         88,328         80,965         72,864         65,068         64,589
          62/30          60/32          57/36          56/37          59/37          56/40


          1,149          1,099            945            800            737            739
            667            505            457            432            421            386
          1,816          1,604          1,402          1,232          1,158          1,125

          2,770          2,406          2,027          1,609          1,475          1,419
             27             21             32             24             28             38
          2,797          2,427          2,059          1,633          1,503          1,457

        180,598        163,988        129,549        109,178        103,582         90,043
        135,469        121,106         97,753         83,247         80,663         69,800
          142.9          128.1          106.6           92.9           85.5           75.8
          1,264          1,280          1,215          1,175          1,211          1,188
            948            945            917            896            943            921
           1.33           1.35           1.33           1.31           1.28           1.29
            567            508            423            367            339            301
            717            651            514            431            411            357

         87,783         88,328         80,965         72,864         65,068         64,589
          8,296          8,670          8,116          6,848          6,211          6,314
          292.1          305.2          292.0          253.3          231.3          241.7
          10.58          10.19           9.98          10.64          10.48          10.23
            301            289            277            288            281            267
            348            351            321            288            258            256
          2,840          2,841          2,779          2,704          2,685          2,612
  -------------- -------------- -------------- -------------- -------------- --------------


CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1999, 1998, and 1997
(in thousands, except per-share amounts)


                                                                      1999           1998          1997
------------------------------------------------------------------------------------------------------------

Revenue
     Freight revenue                                              $ 310,902        $ 306,113      $ 286,098
     Non-freight revenue                                             61,247           43,819         30,470
                                                                  ------------------------------------------
                                                                    372,149          349,932        316,568
                                                                  ------------------------------------------

Costs and expenses
     Freight operating expenses
         Salaries, wages and related expenses                        89,174           82,479         72,989
         Purchased transportation                                    70,353           67,124         65,988
         Supplies and expenses                                       88,430           82,892         78,854
         Revenue equipment rent                                      26,949           25,578         22,349
         Depreciation                                                11,752            9,381          9,643
         Communications and utilities                                 3,949            4,321          3,294
         Claims and insurance                                        18,577           12,207         11,634
         Operating taxes and licenses                                 5,488            4,908          4,857
         Gain on disposition of equipment                              (594)            (840)        (1,149)
         Miscellaneous expense                                        6,674            3,172          3,655
         Impairment of long-lived assets                              2,656               --             --
         Restructuring expense                                        3,721               --             --
                                                                  ------------------------------------------
                                                                    327,129          291,222        272,114
     Non-freight costs and operating expenses                        60,255           41,957         29,394
                                                                  ------------------------------------------
                                                                    387,384          333,179        301,508
                                                                  ------------------------------------------

(Loss) income from operations                                       (15,235)          16,753         15,060

Interest and other expense                                            4,019            1,038          1,244
                                                                  ------------------------------------------

(Loss) income before income tax                                     (19,254)          15,715         13,816
(Benefit from) provision for income tax                              (7,124)           5,736          4,152
                                                                  ------------------------------------------
Net (loss) income                                                 $ (12,130)       $   9,979      $   9,664
                                                                  ===========================================
Net (loss) income per share of common stock
     Basic                                                        $    (.74)       $     .59      $     .58
     Diluted                                                      $    (.74)       $     .59      $     .57
                                                                  ===========================================

                                                                                      See accompanying notes.
-------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1999 and 1998
(in thousands)


                                                                               1999                 1998
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash and cash equivalents                                              $    1,613         $    6,023
     Accounts receivable, net                                                   52,312             43,802
     Inventories                                                                17,719             12,575
     Tires on equipment in use                                                   5,036              5,276
     Deferred federal income tax                                                   289                 --
     Other current assets                                                        3,978              3,259
                                                                            ------------------------------
         Total current assets                                                   80,947             70,935

Property and equipment, net                                                     73,640             64,405
Other assets                                                                    15,496             14,340
                                                                            ------------------------------
                                                                            $  170,083         $  149,680
                                                                            ==============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts payable                                                       $   24,797         $   17,153
     Accrued claims                                                              6,631              3,801
     Accrued payroll                                                             5,890              5,759
     Federal income tax payable                                                     --              1,104
     Deferred federal income tax                                                    --                212
     Short-term debt                                                            26,500                 --
     Accrued liabilities                                                         5,075              3,553
                                                                            ------------------------------
         Total current liabilities                                              68,893             31,582

Deferred federal income tax                                                      2,795              8,418
Accrued claims and liabilities                                                  15,274             11,403
Commitments and contingencies                                                       --                 --
                                                                            ------------------------------
         Total liabilities and deferred credits                                 86,962             51,403
                                                                            ------------------------------

Shareholders' equity
     Common stock, 17,281 shares issued                                         25,921             25,921
     Additional paid-in capital                                                  5,056              5,323
     Retained earnings                                                          59,399             73,001
                                                                            ------------------------------
                                                                                90,376            104,245

     Less - Treasury stock, at cost                                              7,255              5,968
                                                                            ------------------------------

         Total shareholders' equity                                             83,121             98,277
                                                                            ------------------------------

                                                                            $  170,083         $  149,680
                                                                            ==============================

                                                                                   See accompanying notes.
----------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------------
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1999, 1998 and 1997
(in thousands)



                                                                                       1999           1998         1997
---------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
   Net (loss) income                                                              $  (12,130)   $    9,979    $    9,664
     Non-cash items involved in net income
       Depreciation and amortization                                                  13,564        10,854        10,331
       Provision for losses on accounts receivable                                     5,296         2,285         1,964
       Deferred federal income tax                                                    (6,124)          997         1,079
       Gain on disposition of equipment                                                 (594)         (840)       (1,149)
       Impairment of long-lived assets                                                 2,656            --            --
       Restructuring expense                                                           3,721            --            --
       Non-cash contribution to employee benefit plans                                    --         1,370         1,631
   Change in assets and liabilities
       Accounts receivable                                                           (13,359)      (10,817)        2,508
       Inventories                                                                    (5,144)       (1,967)       (2,168)
       Tires on equipment in use                                                         240          (501)          742
       Other current assets                                                             (719)          (85)        2,313
       Accounts payable                                                                6,505         4,553        (1,384)
       Accrued claims and liabilities                                                  5,377        (2,773)        1,993
       Accrued payroll                                                                  (744)          517           292
       Federal income tax payable                                                     (1,104)          305           644
                                                                                  ---------------------------------------
     Net cash (used in) provided by operating activities                              (2,559)       13,877        28,460
                                                                                  ---------------------------------------
Cash flows from investing activities
   Expenditures for equipment                                                        (28,294)      (27,722)      (14,656)
   Proceeds from sale of equipment                                                     4,377         5,486         6,701
   Other                                                                              (1,408)       (2,787)       (1,686)
                                                                                  ---------------------------------------
     Net cash used in investing activities                                           (25,325)      (25,023)       (9,641)
                                                                                  ---------------------------------------
Cash flows from financing activities
   Borrowings under revolving credit agreement                                        72,500         2,000        19,000
   Payments against revolving credit agreement                                       (46,000)       (2,000)      (19,000)
   Dividends paid                                                                     (1,472)       (2,016)       (2,012)
   Proceeds from sale of treasury stock                                                  198         1,546         1,513
   Purchases of treasury stock                                                        (1,752)       (5,679)       (1,672)
                                                                                  ---------------------------------------
     Net cash provided by (used in) by financing activities                           23,474        (6,149)       (2,171)
                                                                                  ---------------------------------------
Net (decrease) increase in cash and cash equivalents                                  (4,410)      (17,295)       16,648
Cash and cash equivalents at beginning of year                                         6,023        23,318         6,670
                                                                                  ---------------------------------------

Cash and cash equivalents at end of year                                          $    1,613    $    6,023    $   23,318
                                                                                  =======================================

                                                                                                  See accompanying notes.
-------------------------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 1999


                                        Shares of    Par Value of   Additional               Shares of    Cost of       Total
                                         Common         Common       Paid-In    Retained      Treasury    Treasury   Shareholders'
                                       Stock Issued     Stock        Capital    Earnings      Stock        Stock        Equity
-------------------------------------- ---------------------------------------------------------------------------------------------

At December 31, 1996                     17,281        $  25,921      $  3,462   $ 57,386          639      $  2,816   $  83,953

Net income                                   --               --            --      9,664           --            --       9,664
Cash dividends paid                          --               --            --     (2,012)          --            --      (2,012)
Treasury stock reacquired                    --               --            --         --          183         1,686      (1,686)
Treasury stock reissued                      --               --         1,377         --         (304)       (1,475)      2,852
Exercise of stock options                    --               --           (60)        --          (73)         (366)        306
                                       ---------------------------------------------------------------------------------------------
At December 31, 1997                     17,281           25,921         4,779     65,038          445         2,661      93,077

Net income                                   --               --            --      9,979           --            --       9,979
Cash dividends paid                          --               --            --     (2,016)          --            --      (2,016)
Treasury stock reacquired                    --               --            --         --          694         5,679      (5,679)
Treasury stock reissued                      --               --           673         --         (250)       (1,645)      2,318
Exercise of stock options                    --               --          (129)        --         (107)         (727)        598
                                       ---------------------------------------------------------------------------------------------

At December 31, 1998                     17,281           25,921         5,323     73,001          782         5,968      98,277

Net loss                                     --               --            --    (12,130)          --            --     (12,130)
Cash dividends paid                          --               --            --     (1,472)          --            --      (1,472)
Treasury stock reacquired                    --               --            --         --          239         1,752      (1,752)
Exercise of stock options                    --               --          (267)        --          (61)         (465)        198
                                       ---------------------------------------------------------------------------------------------

At December 31, 1999                     17,281        $  25,921      $  5,056   $ 59,399          960      $  7,255   $  83,121
                                       =============================================================================================

                                                                                                            See accompanying notes.
------------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- Frozen Food Express Industries, Inc., a Texas corporation, and its subsidiaries, all of which are wholly-owned (collectively, "FFEX"), are primarily engaged in motor carrier transportation of perishable commodities, providing service for full-truckload and less-than-truckload shipments throughout North America. The consolidated financial statements include FFEX. All significant intercompany balances and transactions have been eliminated in consolidation.

     ACCOUNTING ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the value of assets, liabilities, revenue and expenses. Estimates and assumptions also influence the disclosure of contingent assets and liabilities. Actual outcomes may vary from these estimates and assumptions.

     CASH EQUIVALENTS -- FFEX considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

--------------------------------------------------------------------------------

     ACCOUNTS RECEIVABLE -- FFEX extends trade credit to customers primarily located in the United States. Accounts receivable from customers are stated net of allowances for doubtful accounts of $8,392,000 and $3,246,000 as of December 31, 1999 and 1998, respectively.

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

     LONG-LIVED ASSETS -- FFEX periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, FFEX uses an estimate of the asset's discounted cash flow in evaluating its recoverable value. Included in other non-current assets are costs associated with life insurance policies and related investments owned by FFEX.

2.   PROPERTY AND EQUIPMENT

     Property and equipment is carried at historical cost and consists of the following (in thousands):

                                           December 31,          Estimated
                                     ------------------------   Useful Life
                                      1999               1998     (Years)
   ------------------------------------------------------------------------
   Land                           $   4,845          $   3,273        -
   Buildings and improvements        15,599             14,971     20 - 30
   Revenue equipment                 64,046             55,822      3 -  7
   Service equipment                 16,642             14,887      2 - 20
   Computer, software and
     related equipment               18,292             19,425      3 - 12
                                  -----------------------------
                                    119,424            108,378
   Less accumulated depreciation     45,784             43,973
                                  -----------------------------
                                  $  73,640          $  64,405
                                  =========================================

3.   SHORT-TERM DEBT, SUBSEQUENT EVENT

     As of December 31, 1999, FFEX had a $50 million unsecured line of credit pursuant to a revolving credit agreement with three commercial banks. The agreement was amended in December 1999. The amendment revised certain convenants and was structured to accommodate FFEX's 1999 operating results and to set a March 1, 2000 expiration. As amended, the agreement was terminable by any party upon sixty days' notice, with repayment due over 4 years commencing 13 months following termination. Interest was due quarterly at the prime rate of one of the banks. Alternately, FFEX may elect to borrow for specified periods of time at fixed interest rates which are based on the London Interbank Offered Rate in effect at the time of a fixed rate borrowing. At December 31, 1999, $26.5 million was borrowed against this facility.

     On March 1, 2000, FFEX entered into an amended and restated agreement. The new facility, which is secured by liens against FFEX's inventory and trade accounts receivable, is with the same banks as the credit agreement it replaced. The new agreement also contains a pricing "grid" where increased levels of profitability and cash flows or reduced levels of indebtedness can reduce the rates of interest expense incurred by FFEX. The agreement restricts payments of cash dividends, repurchase of FFEX stock and the amount of capital expenditures. The amount which FFEX may borrow under the new facility may not exceed the lesser of $50 million, as adjusted for letters of credit and other debt as defined in the new agreement, or a multiple of a measure of cashflow as described in the new agreement. The amended and restated credit agreement matures on June 1, 2000 and contains no provision to enable FFEX to convert the amount then borrowed into a term loan, as was the case pursuant to the facility which expired on March 1, 2000.

     At December 31, 1999, approximately $18.5 million was available under the agreement. Total interest payments under the credit line during 1999, 1998 and 1997 were $1,341,000, $5,000 and $149,000, respectively. The weighted average interest rate incurred by the company during 1999 was 6.1%.

--------------------------------------------------------------------------------

4.   COMMITMENTS AND CONTINGENCIES

     FFEX leases real estate and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 1999, are (in thousands):

                                          Third       Related
                                         Parties      Parties           Total
                         -----------------------------------------------------
                         2000          $ 21,302      $  1,539        $ 22,841
                         2001            17,011         1,057          18,068
                         2002            10,811           515          11,326
                         2003             6,667           --            6,667
                         2004             4,785           --            4,785
                         After 2004       4,370           --            4,370
                                       ---------------------------------------
                          Total        $ 64,946      $  3,111        $ 68,057
                                       =======================================

     Leases with related parties involve tractors leased from certain officers of FFEX under three year non-cancelable operating leases. Rentals are determined by reference to amounts paid by FFEX to unaffiliated third-party lessors. For 1999, 1998 and 1997, payments under these leases were approximately $1,414,000, $1,389,000, and $1,191,000, respectively.

     At December 31, 1999, FFEX had purchase commitments of approximately $26.3 million for the purchase of revenue equipment during 2000.

     FFEX has accrued for costs related to public liability, cargo and work-related injury claims. When an incident occurs, FFEX records a reserve for the incident's estimated outcome. As additional information becomes available, adjustments are made. Such liabilities represent all such reserves and FFEX's estimate for incidents which may have been incurred but not reported. In the opinion of management, any additional costs incurred over amounts incurred to resolve these claims will not materially deviate from the aggregate amounts accrued. At December 31, 1999, FFEX had established approximately $5 million of irrevocable letters of credit in favor of insurance companies and pursuant to certain insurance agreements. The letters of credit may be drawn upon in the event of default for failure to pay claims.

5.   FINANCING AND INVESTING ACTIVITIES NOT AFFECTING CASH

     During 1998 and 1997, FFEX funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 140,194 and 179,998 shares, respectively, of treasury stock to the trustees of the plans. No shares were contributed in 1999. The fair market value of the shares, at the time of the contributions, was approximately $1,370,000 and $1,631,000 for 1998 and 1997, respectively.

     As of December 31, 1999, accounts payable included $1,100,000 for the purchase of equipment delivered during 1999. As of December 31, 1999 and 1998, accounts receivable included $735,000 and $794,000, respectively, from the sale of equipment retired and sold during 1999 and 1998.

6.   SAVINGS PLAN

     FFEX sponsors a 401(k) Savings Plan (the Plan) for its employees. Contributions by FFEX to the Plan are determined by reference to voluntary contributions made by each employee. Additional contributions are made at the discretion of the Board of Directors. FFEX contributions are made in cash. For 1999, 1998 and 1997, total contributions to the Plan were approximately $1,481,000, $1,653,000 and $1,631,000, respectively.

--------------------------------------------------------------------------------

7.   INCOME TAXES

     Total federal income taxes paid by FFEX were $5,150,000 and $832,000 for 1998 and 1997, respectively. No such taxes were paid during 1999. The following presents the changes in the primary components of the net deferred tax liability (in thousands):

                                                         Deferred
                                        December 31,   (Provision)  December 31,
                                            1998         Benefit        1999
       -------------------------------------------------------------------------
        Deferred Tax Assets:
            Accrued claims               $  4,947      $    832      $  5,779
            Net operating loss                 --         5,934         5,934
            Allowance for bad debts         1,049           696         1,745
                                         ---------------------------------------
                                            5,996         7,462        13,458
                                         ---------------------------------------
        Deferred Tax Liabilities:
            Prepaid expense                (2,498)         (403)       (2,901)
            Fixed assets                  (11,686)          699       (10,987)
            Other                            (442)       (1,634)       (2,076)
                                         ---------------------------------------
                                          (14,626)       (1,338)      (15,964)
                                         ---------------------------------------
                                         $ (8,630)     $  6,124      $ (2,506)
                                         =======================================


     The (benefit from) provision for income tax consists of the following (in thousands):
                                            1999          1998           1997
       -------------------------------------------------------------------------
         Taxes currently payable
             Federal                     $(1,104)      $ 4,264       $  2,531
             State                           104           475            542
         Deferred federal taxes           (6,124)          997          1,079
                                         ---------------------------------------
                                         $(7,124)      $ 5,736       $  4,152
                                         =======================================

     The differences between the statutory federal income tax rate and FFEX's effective income tax rate are as follows:

                                            1999           1998           1997
       -------------------------------------------------------------------------
        Statutory federal income tax rate   35.0%          34.5%         34.3%
        Company-owned life  insurance         --             --          (3.5)
        State income taxes and other         2.0            2.0          (0.7)
                                           -------------------------------------
                                            37.0%          36.5%         30.1%
                                           =====================================


8.   NET INCOME OR LOSS PER SHARE OF COMMON STOCK

     Basic Earnings Per Share ("EPS") is computed by dividing net income or loss by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is determined by dividing net income by the weighted average shares outstanding assuming the exercise of all dilutive items (using the treasury stock method).

     The table below sets forth information regarding weighted average basic and diluted shares (in thousands):

                                             1999         1998          1997
               -----------------------------------------------------------------
               Basic Shares                16,352        16,789        16,767
               Common Stock Equivalents        --           250           289
                                           -------------------------------------
               Diluted Shares              16,352        17,039        17,056
                                           =====================================

     All common stock equivalents result from dilutive stock options. For 1998 and 1997, the percentage of stock options excluded from common stock equivalents due to exercise prices in excess of average market prices was 52% and 43%, respectively. For 1999, approximately 81,000 common stock equivalent shares were excluded because their impact would have been anti-dilutive.

9.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     As of December 31, 1999, long-term debt was $26.5 million, which approximated fair market value. No short-term debt was present. Also, as of December 31, 1999, FFEX held no material market risk sensitive instruments (for trading as well as non-trading purposes) which would involve significant foreign currency exchange rate risk, commodity price risk or other relevant market risks, such as equity price risk. Accordingly, the potential loss to FFEX in future earnings, fair values or cash flows of market risk sensitive investments resulting from changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices is not significant.

--------------------------------------------------------------------------------

10.  SHAREHOLDERS' EQUITY

     As of December 31, 1999, 1998 and 1997, there were authorized 40 million shares of FFEX's $1.50 par value common stock.

     Stock options were granted pursuant to stock option plans adopted in 1996, 1994, 1993, 1987 and 1982. The plans provide that options for shares of FFEX common stock may be granted to officers and employees of FFEX at the fair market value on the date of grant and to non-employee directors of FFEX at the greater of $1.00 or 50% of the market value at date of grant. All options expire 10 years from the date of grant. Options may be granted for 10 years following plan adoption.

     The table below sets forth summarized information regarding stock options (in thousands, except per-share amounts):

                                            1999        1998          1997
------------------------------------------ --------------------------------
Options outstanding at Beginning of Year   3,217       2,329         1,363
Cancelled                                   (570)       (704)         (268)
Granted                                      592       1,700         1,307
Exercised                                    (57)       (108)          (73)
                                           --------------------------------
Options outstanding at Year-End            3,182       3,217         2,329
                                           ================================

Exercisable options                        1,402       1,045         1,031

Options available for future grants        2,045       1,761         1,262

Average price of options
         Cancelled during year             $8.66       $8.66         $8.69
         Granted during year               $7.70       $8.48         $8.87
         Exercised during year             $3.13       $5.20         $4.17
         Outstanding at yearend            $8.55       $8.03         $8.61
                                           ================================

     FFEX applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no expense has been recognized for stock option grants to employees. Had such expense been determined based on the options' estimated fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123 "Accounting For Stock-owned Compensation", FFEX's net loss would have increased to $13.3 million or ($0.81 per share, diluted) for 1999. FFEX's net income would have been reduced to $9,167,000 ($0.54 per share, diluted) for 1998, and $8,784,000 ($.52 per share, diluted) for 1997. The expense that has been charged against income for grants to non-employee directors was $35,000, $56,000 and $42,000 for 1999, 1998 and 1997,
respectively. Pro forma information regarding net income and earnings per share has been determined as if FFEX had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is recognized over the options' vesting period. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999, 1998 and 1997:

                                              1999          1998         1997
-------------------------------------------- ----------------------------------
Risk-free interest rate                       4.71%         5.27%         6.25%
Dividend yield                                1.50%         1.46%         1.36%
Volatility factor                              .700          .365          .368
Weighted average expected life (years)        6.2           5.8           6.0
                                             ==================================

     The Black-Scholes option valuation model uses highly subjective assumptions and was developed for use in estimating the value of traded options that have no restrictions on vesting or transferring. FFEX's stock options have such restrictions. Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

--------------------------------------------------------------------------------

     The range of unexercised option prices at December 31, 1999 is as follows:

                Quantity of Options
                  (in thousands)        Priced Between
               --------------------- ---------------------
                      143                $1.00 -  $5.00
                      941                $5.01 -  $8.00
                    2,098                $8.01 - $12.40
                    -----
                    3,182
               ===========================================

     FFEX has authorized the repurchase of up to one million shares of Company stock in the open market of which 297,000 shares had been repurchased as of December 31, 1999. Pursuant to this and previous authorizations, approximately $1,679,000 was expended to acquire approximately 239,000 shares during 1999.

11.  RESTRUCTURING EXPENSE

     During the fourth quarter of 1999, FFEX announced a restructuring plan. The plan calls for the closure of certain terminals, elimination of approximately 150 non-driver employee positions and early disposition of certain 48' trailers previously scheduled for retirement in 2001 and 2002. In connection with the plan, during 1999's fourth quarter, FFEX recorded estimated restructuring expenses of $3.7 million which included $875,000 for severance payments and $2.8 million for early termination of certain operating leases and expenses associated with abandonment of a leased facility. All of the $3.7 million is classified as "restructuring expense" on the accompanying FFEX 1999 Consolidated Statement of Income. Estimated severance payments are included as accrued payroll on the accompanying FFEX 1999 Consolidated Balance Sheet. The remainder of the restructuring expense estimate was reflected on the accompanying Consolidated Balance Sheet as accrued liabilities.

12.  IMPAIRMENT OF LONG-LIVED ASSETS

     During the first half of 1999, FFEX converted to a management information system that had been in development for several years. Consistent with AICPA Statement of Position No. 98-1, FFEX capitalized as a long-lived asset the direct costs associated with the development effort. During the fourth quarter 1999, FFEX determined that certain components of the system, including links to the legacy system that is no longer in use and certain modules of the new system were impaired. In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets" associated costs of $2.7 million were charged to expense during the fourth quarter 1999.

13.  OPERATING SEGMENTS

     The operations of FFEX consist of two reportable segments as defined by SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information". The larger segment consists of FFEX's motor carrier operation. Such operations are conducted in a number of divisions and subsidiaries and are similar in nature. FFEX has elected to report all motor carrier operations as one reportable segment. The smaller segment consists of FFEX's non-freight operations which are engaged primarily in the sale and service of refrigeration equipment and of trailers used in freight transportation.

--------------------------------------------------------------------------------

     Financial information for each reportable segment for each of the 3 years ended December 31, 1999 is as follows (in millions):

                                         1999         1998           1997
------------------------------------- --------------------------------------
Freight Operations
     Total Revenue                    $ 310.9       $ 306.1       $ 286.1
     Restructuring Expense                3.7            --            --
     Operating (Loss) Income            (16.2)         14.9          14.0
     Total Assets                       156.5         140.3         136.8
Non-Freight Operations
     Total Revenue                    $  74.7       $  56.6       $  36.9
     Restructuring Expense                 --            --            --
     Operating (Loss) Income              1.0           1.9           1.1
     Total Assets                        33.2          23.0          17.1
Intercompany Eliminations
     Revenue                          $  13.5       $  12.8       $   6.4
     Restructuring Expense                 --            --            --
     Operating (Loss) Income               --            --            --
     Total Assets                        19.6          13.6          11.2
Consolidated
     Revenue                          $ 372.1       $ 349.9       $ 316.6
     Restructuring Expense                3.7            --            --
     Operating (Loss) Income            (15.2)         16.8          15.1
     Total Assets                       170.1         149.7         142.7
                                      ======================================

     Intercompany eliminations of revenue relate to transfers at cost of inventory such as trailers and refrigeration units from the non-freight segment for use by the freight segment.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To Frozen Food Express Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of FFEX's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Dallas, Texas                                           /S/  ARTHUR ANDERSEN LLP
March 1, 2000


QUARTERLY FINANCIAL, STOCK AND DIVIDEND INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
(Unaudited)
(in thousands, except per-share amounts)

                                                            First           Second          Third           Fourth
                                                            Quarter         Quarter         Quarter         Quarter         Year
------------------------------------------------------------------------------------------------------------------------------------
1999
Revenue                                                     $88,257         $96,818        $97,171          $89,903        $372,149
Income (loss) from operations                                 2,435           2,576           (830)         (19,416)        (15,235)
Net (loss) income                                             1,263           1,317         (1,166)         (13,544)        (12,130)
Net (loss) income per share of common stock
     Basic                                                      .08             .08           (.07)            (.83)           (.74)
     Diluted                                                    .08             .08           (.07)            (.83)           (.74)
Cash dividends per share                                        .03             .03            .03               --             .09
Common stock price per share
     High                                                     8.500           7.625          7.625            6.250           8.500
     Low                                                      6.000           5.813          4.875            3.250           3.250
Common stock trading volume                                   1,250           1,560          1,733            2,045           6,588
------------------------------------------------------------------------------------------------------------------------------------
1998
Revenue                                                     $77,511         $89,416        $93,527          $89,478        $349,932
Income from operations                                        2,157           5,117          4,846            4,633          16,753
Net income                                                    1,395           3,038          2,850            2,696           9,979
Net income per share of common stock
     Basic                                                      .08             .18            .17              .16             .59
     Diluted                                                    .08             .18            .17              .16             .59
Cash dividends per share                                        .03             .03            .03              .03             .12
Common stock price per share
     High                                                    10.375          10.500         10.000            9.750          10.500
     Low                                                      8.375           9.250          5.625            6.625           5.625
Common stock trading volume                                   1,379           2,005          2,955            2,237           8,576
====================================================================================================================================

     As of March 2, 2000, FFEX had approximately 5,000 beneficial shareholders, including participants in FFEX's retirement plans.

------------------------------------------------------------------------------------------------------------------------------------
                                                      24