Form 10-K, Exhibit 13
period 2000-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 2001-03-27
CIK 39273

Exhibit 13.1
============

THIS FORM 10-K INCORPORATES CERTAIN SECTIONS OF THE REGISTRANT'S 2000 ANNUAL REPORT TO SHAREHOLDERS. ACCORDINGLY, ONLY THE PORTIONS OF
REGISTRANT'S 2000 ANNUAL REPORT TO SHAREHOLDERS WHICH ARE INCORPORATED BY REFERENCE INTO THIS FORM 10-K ARE FILED AS THIS EXHIBIT 13.1.

                     Management's Discussion and Analysis
              of Financial Condition and Results of Operations
              -------------------------------------------------
Results Of Operations
	Revenue (including revenue from non-freight activities) increased by 5.4% in 2000 to $392.4 million. For 1999, revenue totaled $372.1 million and was 6.3% above 1998 revenue. Freight revenue rose by 4.1% during 2000 and 1.5% in 1999.
	For our full-truckload operations, fuel adjustment charges as a percent of revenue were 0%, 0.1% and 3.3% during 1998, 1999 and 2000, respectively. Excluding the impact of these charges, full-truckload revenue rose by 1.5% in each of 1999 and 2000. These increases principally resulted from increased shipment volumes and weights, which were partially offset by a shorter length of haul.
	As a percent of total less-than-truckload ("LTL") revenue, fuel adjustment charges were 0.1%, 0.4% and 3.5% for 1998, 1999 and 2000, respectively. Excluding the impact of these charges, LTL revenue declined by 1% during 1999 and another 0.6% during 2000. These declines primarily resulted from a reduced number of LTL shipments since 1998, partially offset by increased average shipment size.
	At the end of 2000, our full-truckload fleet numbered approximately 1,725 trucks, as compared to about 1,620 at the end of 1999. Primarily due to the increased number of trucks, the number of full-truckload shipments rose by 5.4% during 2000 as compared to a 0.6% decrease during 1999.
	Independent contractor equipment generated 23.9%, 25.3% and 27.7% of full-truckload revenue during 1998, 1999 and 2000, respectively. This resulted from a continuing emphasis on the utilization of independent contractors to transport full-truckload freight. Independent contractors typically provide a tractor that they own to transport freight on our behalf. Contractors pay for the cost of operating their tractors, including but not limited to the expense of fuel, labor, taxes and maintenance. We pay these independent contractor owner-operators amounts determined by reference to the revenue associated with their activities.
As of December 31, 1998, there were approximately 430 such tractors in the full-truckload fleet. By December 31, 2000, there were approximately
535 such tractors.
	We plan to add up to 50 trucks to our company-operated, full-truckload fleet during 2001. The number of trucks in this fleet declined by almost 90 during 1999 and rose by 40 to approximately 1,190 during 2000. Continued emphasis will be placed on improving the efficiency and the utilization of this fleet through enhanced driver training and retention, by reducing the percentage of non-revenue-producing miles, by extending the average loaded miles per shipment and through expansion of dedicated fleet operations. During 2000, we retired and did not replace about 180 trailers. We intend to further reduce the number of trailers in the fleet.
	Before 1998, we had limited dedicated fleet operations. In such an arrangement, we provide service involving the assignment of specific trucks to handle the transportation needs of a customer. Frequently we, and the customer, expect dedicated fleet logistics services to lower the customer's transportation costs and improve the quality of the service.
In late 1998, we improved our capability to provide and expanded our efforts to market dedicated fleet services. During 2000, about 10% of our company-operated, full-truckload fleet was engaged in dedicated fleet operations.
	The operation of our full-truckload fleet is facilitated by satellite technology to enhance efficiency and customer service. Location updates of each tractor are provided by the system and we exchange dispatch, fuel and other information with the driver by way of satellite.
	We have difficulty attracting qualified employee-drivers for our full-truckload operations. It is not unusual for as many as 100 company-operated trucks to occasionally be idle due to a shortage of drivers. The shortage was a prime factor in reducing the size of the company-operated fleet during 1999. This situation is typical in the industry. It increases costs of employee-driver compensation, training and recruiting. Significant resources are continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction.
	As a part of our recruiting and training program, we partner with driver training schools. Candidates are pre-qualified and we help fund their training, contingent upon successful and continuing employment as a driver for the company. Employee-drivers, as well as all other qualified employees, participate in 401(k), group health and other benefit programs. We continually seek to reduce employee-driver turnover and attract more qualified driver personnel. In mid-2000, we increased the per-mile rate at which full-truckload employee-drivers are compensated. Shippers had occasionally expressed dissatisfaction with our inability to provide service when needed. Shippers also had signaled a willingness to accept freight rate increases in exchange for better service expected to result from improved driver availability. It was in light of these factors that we implemented the employee-driver pay increase.
	In mid-2000, energy prices began to rise at an alarming rate. Pursuant to the contracts and tariffs by which our freight rates are determined, those rates automatically fluctuate as diesel fuel prices rise and fall. Accordingly, during the summer of 2000, we began to simultaneously incur escalating costs for fuel and labor. Most of the fuel cost increase was passed on to the shippers.
	Also during the summer of 2000, we began to ask shippers to accept increases in basic freight rates to compensate us for the increased employee-driver payroll costs. Many shippers were unwilling to accept those increases. The shippers felt rates had already increased as much as they were willing to pay because of the impact of energy prices.
Therefore, for most of 2000, we were forced to incur the increased employee-driver payroll costs with little of the expected offsetting revenue. Future recovery of such cost increases will depend largely on competitive freight market conditions.
	Changes in the percent of freight revenue generated from full-truckload versus LTL shipments, as well as in the mix of company-provided versus owner-operator-provided equipment and in the mix of leased versus owned equipment, contribute to variations among related operating and interest expenses.
	Salaries, wages and related expenses, as a percent of freight revenue, were 27.3%, 28.7% and 26.9% for 2000, 1999 and 1998, respectively. The majority of the 1999 increase resulted from increased work-related injury claims. During 2000, such expenses fell by $1.2 million as compared to 1999. Other fringe benefits, primarily health insurance costs declined by $1.5 million during 2000 from 1999 levels. Increased driver payroll expenses associated with the new driver compensation program essentially offset those improvements.
	We have traditionally relied on owner-operator provided equipment to transport much of our customers' freight. As demand for employee-drivers has increased, our competitors initiated or expanded owner-operator fleets. The number of full-truckload and LTL trucks provided to us by owner-operators rose by about 60 during 2000.
	As a result of fluctuations in the quantity and revenue contribution of such equipment, and as a result of the impact of fuel adjustment charges, which are passed through to independent contractors involved in the transportation of shipments billed with such charges, the percent of freight revenue absorbed by purchased transportation rose from 21.9% in 1998 to 22.6% in 1999 and 24.1% in 2000. We plan to further expand our fleet of owner-operator trucks during 2001.
	Supplies and expenses rose by $5.5 million in 1999 and $5.9 million in 2000. For 1999 and 2000, 35% and 44%, respectively, of these costs were related to fuel for the company-operated fleet of tractors and refrigerated trailers. The average cost per gallon of the fuel we used increased by nearly 35% during 2000. Absent the 2000 increase in fuel expenses, the other components of supplies and expenses (principally repairs, tires and freight handling expenses) rose by $2.3 million in 1999 but fell by $4.1 million in 2000. The improvement during 2000 resulted from more effective management of our maintenance functions.
	Sudden and dramatic fuel price volatility impacts our profitability. We have in place a number of strategies designed to address such volatility. Owner-operators are responsible for all costs associated with their equipment, including fuel. Therefore, the cost of such fuel is not a direct expense of the company. For company-operated equipment, we attempt to mitigate the impact of fluctuating fuel costs by purchasing more fuel-efficient tractors and aggressively managing our fuel purchasing. The rates we charge for our services are usually adjustable by reference to fuel prices. Relatively high or low fuel prices can result in upward or downward adjustment of freight rates, further mitigating the impact of such volatility on our profits. Such fluctuations result from many external market factors that we cannot influence or predict. In addition, each year several states increase fuel taxes. Recovery of future increases or realization of future decreases in fuel prices and fuel taxes, if any, will continue to depend upon competitive freight-market conditions.
	During 2000, we installed a computer software product designed to optimize our routing and fuel purchasing. The product enables us to select the most efficient route for a trip. It also assists us in deciding how much fuel to buy at a particular fueling station. The product helps us to optimize our fuel purchasing by, among other things, analyzing the prices at various retail locations as compared to prices at other retailers along a planned route of travel. Successful use of this software product could reduce our fuel expenses by at least 1%.
	The total of revenue equipment rent and depreciation expense was 11.4% of freight revenue in 2000, 12.4% in 1999 and 11.4% for 1998.
These fluctuations were due in part to the increased use of leasing to finance our fleet. Equipment rental includes a component of interest-related expense that is classified as non-operating expense when we incur debt to acquire equipment. Equipment rent and depreciation also are affected by the replacement of less expensive (three year old) company-operated tractors and (seven year old) trailers with more expensive new equipment. Depreciation expense associated with our new information system was also a component of the 1999 increase. During 2000, some of our buildings became fully depreciated, contributing to reduced depreciation expenses.
	Claims and insurance expense, as a percent of freight revenue, was 5.6% in 2000, 6.0% in 1999 and 4.0% in 1998. Highway accidents are the primary cause of claims and insurance expense. These expenses tend to vary with miles traveled and with changes in the mix of full-truckload versus LTL operations. Insurance premiums do not significantly contribute to costs, partially because the company carries large deductibles under its policies of liability insurance. Claims and insurance costs on a per-mile basis rose by 49% during 1999 but fell by 4.5% during 2000. The higher 1999 and 2000 claims and insurance expense was due primarily to adverse claims experience.
	In December 2000, we renewed our liability insurance coverage. For several years prior to 2000, we had benefited from unusually low insurance premiums and a comparatively low deductible for accident claims. During 1999 and 2000, however, insurance companies generally began to increase premiums by as much as 40 to 50 percent. At the same time, our overall accident frequency (measured as incidents per million miles) improved, but accidents involving personal injury became more frequent. Because of these factors, we selected a liability insurance product that features a higher deductible and a higher premium. We will continue to emphasize operational safety in an effort to more than offset these cost increases. Such expenses vary significantly from year to year. The amount of open claims is significant. We believe that these claims will be settled or litigated without a material adverse effect on our financial position or our results of operations.
	Gains on the disposition of equipment fell from $840,000 in 1998 to $594,000 in 1999 and increased to $1.6 million in 2000. The amount of such gains depends primarily upon conditions in the market for previously-owned equipment and on the quantity of retired equipment sold.
We usually pre-arrange the retirement sales value before we accept delivery of a new tractor. Before 2000, the market for used trucking equipment was quite strong. The pre-arranged retirement value for tractors delivered in 1997-2000 was, accordingly, high. During 2000, the market value of previously-owned trucking equipment fell dramatically. That situation does not impact the pre-arranged retirement value of tractors presently in our fleets, but softness in the market for used equipment could diminish future pre-arranged retirement values. That may require us to increase the amount of depreciation and rental expense we incur in 2001 and beyond. Because we do not intend to acquire significant quantities of trailers during 2001 or 2002, we do not expect diminished used equipment market prices to alter our current depreciation or rental expense related to trailers, but diminished market values could reduce the amount of gains on sale of trailers in future periods.
	Miscellaneous expenses rose by $3.5 million during 1999, almost 90% of which was due to increased provisions for uncollectible accounts receivable. During 2000, these expenses fell to a more normal level.
Accounts receivable, net of allowances for doubtful accounts increased by 49% between 1997 and 1999, as compared to an 18% increase in revenue.
Before offset of allowances for doubtful accounts, the 1997 through 1999 increase was 60%. Much of the increase occurred during the last six months of 1999. This was partially a result of temporary delays in our collection cycle. During 1999, we completed a major computer systems conversion. Following this conversion, we had problems regarding the presentation of invoices to some of our customers, contributing to increased past-due receivables. During 1999, an analysis resulted in an increased estimate of such receivables that might not be collected.
During 2000, accounts receivable, net, fell by 9% reflecting improvements in our accounts receivable collection cycle.
	During the fourth quarter of 1999 we announced a plan to restructure certain of our operations. The plan involved closing terminals, eliminating certain non-driver employee positions and the early disposition of certain trailers scheduled for retirement in 2001 and 2002. In 1999's fourth quarter we recorded estimated restructuring expenses of $3.7 million which included $0.9 million for severance payments and $2.8 million for expenses associated with the early termination of trailer leases and the abandonment of a leased facility.
The $3.7 million appears as restructuring expense on the 1999
Consolidated Statement of Income. During the fourth quarter of 1999, we also recorded certain expenses associated with impairment of long-lived assets.
	We reduced our fleet by 183 trailers in 2000. However, attempts to negotiate some of the anticipated early lease terminations were not successful. Because of softness in the late 2000 market for previously-owned trucking assets we were unable to negotiate early lease termination arrangements. During the fourth quarter of 2000, we concluded that we would return the trailers to the leasing companies as originally specified in the lease agreements. Therefore, $1.8 million of the 1999 restructuring charge was reversed to income in the fourth quarter 2000.
	We also have a business engaged in the sale and service of refrigeration equipment and of trailers used in freight transportation. Products we market include trailers manufactured by Wabash and mobile trailer refrigeration machinery manufactured by Carrier Transicold. Our dealerships are located in major markets, primarily in Texas and Arkansas. As a percent of non-freight revenue, the operating margin for these activities improved slightly during 2000, but has not yet returned to 1998 levels. During 1999 the non-freight segment incurred significant costs associated with the establishment of new locations and rapidly increasing working capital. In 2000 such costs decreased, but margins remained under significant pressure from general softness in the market for new and previously-owned transportation equipment. Revenue from this segment was $68.8 million in 2000, $61.2 million in 1999 and $43.8 million during 1998. Operating profits from this segment of $2.6 million, $1.0 million and $1.9 million were posted for 2000, 1999 and 1998, respectively.
	For 2000 and 1998 we realized profits from all of our operations of $1.7 million and $16.7 million, respectively, as compared to a loss from operations of $15.2 million for 1999. For 2000, 1999 and 1998, interest and other expense was $3.6 million, $4.0 million and $1.0 million, respectively. Increased interest costs associated with borrowed funds during 1999 and 2000 and reduced interest income contributed to this increase.
	Our 2000 loss before benefit from income taxes was $1.9 million. In 1999, our pre-tax loss was $19.3 million. For 1998, our pre-tax income was $15.7 million. The effective income tax rate was 35.2% of pre-tax income for 2000, as compared to 37.0% for 1999 and 36.5% for 1998.
        During 2000, we incurred a net loss of $1.2 million as compared to a net loss of $12.1 million during 1999. For 1998, net income was $10.0 million.

Liquidity and Capital Resources
	During 2000, cash provided by operating activities was $12.7 million as compared to cash used in operations of $2.6 million in 1999. For
1998, our operating activities provided cashflows of $13.9 million. These fluctuations have resulted from volatility in profitability coupled with fluctuating working capital.
	Expenditures for property and equipment totaled $7.7 million in 2000, $28.3 million during 1999 and $27.7 million during 1998. In addition, we financed, through operating leases, the acquisition of revenue equipment valued at approximately $36 million in 2000, $40 million during 1999 and $28 million during 1998.
	During 2000, we entered into a new $50 million credit agreement with a group of three banks. The new credit agreement is for a period of two years, but we may elect to convert the outstanding balance into a term loan with quarterly amortization over 4 years following the date of such an election. Debt is secured by our accounts receivable and inventories.
The banks may elect to perfect liens against revenue equipment owned (but not leased) by the company. The banks have told us of their intent to do so. The new credit agreement amended and replaced an agreement that had been in place since 1992. Due to changes in the capital marketplace and other factors, the new credit agreement also imposes interest rates and commitment fees that are higher than those we had enjoyed since 1992.
	Our primary needs for capital resources are to finance working capital, capital expenditures and, from time to time, acquisitions. The credit agreement requires the banks' approval prior to an acquisition. Working capital investment typically increases during periods of sales expansion when higher levels of receivables and, with regard to non-freight operations, inventory are present.
	We had long-term debt of $14 million as of December 31, 2000. Also, we had issued $3.5 million letters of credit in connection with our risk management programs. Therefore, the unused portion of the credit facility was approximately $32.5 million.
        We plan to add up to 50 tractors to our company-operated fleet during 2001. Approximately 350 three-year old tractors, presently scheduled for retirement during 2001, are expected to be replaced. These expenditures will be financed with internally generated funds, borrowings under available credit agreements and leasing. We expect these sources of capital to be sufficient to finance the company's operations.

Recent Accounting Pronouncements
	The Financial Accounting Standards Board has issued and subsequently amended Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities", which requires recognition of all derivatives on the financial statements measured at fair value. Gains and losses from changes in such fair values could impact operating results. We do not currently have any derivative financial instruments and will not be impacted by this standard unless we engage in such transactions in the future.





Ten-Year Statistics and Financial Data
--------------------------------------
(unaudited and in thousands, except         2000      1999     1998     1997
 ratio, rate, equipment and                 ----      ----     ----     ----
 per-share amounts)

Summary of Operations
       Revenue                             392,393   372,149  349,932  316,568
       Operating expenses                  390,664   387,384  333,179  301,508
       Net (loss) income                    (1,212)  (12,130)   9,979    9,664
       Pre-tax margin                         (0.5)%    (5.2)%    4.5%     4.4%
       After-tax return on equity             (1.5)%   (13.4)%   10.4%    10.9%
       Net (loss) income per common share,
         diluted                              (.07)     (.74)     .59      .57
Financial Data
       Working capital                      37,016    12,054   39,353   44,979
       Current ratio                           1.9       1.2      2.2      2.4
       Cash provided by (used in)
         operations                         12,739    (2,559)  13,877   28,460
       Capital expenditures, net               129    23,917   22,236    7,955
       Debt                                 14,000    26,500     -         -
       Shareholders' equity                 82,017    83,121   98,277   93,077
       Debt-to-equity ratio                     .2        .3     -         -
Common Stock
       Average shares outstanding,
         diluted                            16,318    16,352   17,039   17,056
       Book value per share                   5.03      5.09     5.96     5.53
       Market value per share
          High                               4.875     8.500   10.500   10.250
          Low                                1.234     3.250    5.688    8.375
       Cash dividends per share                -         .09      .12      .12
Revenue
       Full-truckload                      221,623   211,545  206,098  190,576
       Less-than-truckload                 101,932    99,357  100,015   95,522
       TL/LTL % revenue contribution         57/26     57/27    59/29    60/30
Equipment in Service at Yearend
       Tractors
          Company operated                   1,265     1,240    1,328    1,220
          Provided by owner-operators          753       690      672      628
                Total                        2,018     1,930    2,000    1,848
       Trailers
          Company operated                   3,150     3,335    2,940    2,784
          Provided by owner-operators           25        23       22       23
                Total                        3,175     3,358    2,962    2,807
Full-Truckload
       Revenue                             221,623   211,545  206,098  190,576
       Loaded miles                        158,041   157,248  155,045  143,902
       Shipments                             173.9     165.0    166.0    156.9
       Revenue per shipment                  1,274     1,282    1,242    1,215
       Loaded miles per shipment               909       953      934      917
       Revenue per loaded mile                1.40      1.35     1.33     1.32
       Shipments per business day              690       655      659      623
       Revenue per business day                879       839      817      756
Less-than-Truckload
       Revenue                             101,932    99,357  100,015   95,522
       Hundredweight                         8,290     8,075    8,502    8,537
       Shipments                             284.4     277.9    293.1    293.1
       Revenue per hundredweight             12.29     12.30    11.76    11.19
       Revenue per shipment                    358       358      341      326
       Revenue per business day                404       394      397      379
       Pounds per shipment                   2,915     2,906    2,901    2,913




















                            1996     1995     1994     1993     1992     1991
                            ----     ----     ----     ----     ----     ----

                          311,428  292,345  274,620  227,389  194,888  176,995
                          296,283  276,961  255,484  211,999  183,179  167,033
                            8,533    9,253   11,874    9,441    7,144    5,202
                              3.8%     4.5%     6.5%     6.3%     5.8%     4.8%
                             10.7%    13.3%    20.4%    20.1%    18.6%    16.0%

                              .51      .56      .72      .58      .45      .34


                           34,162   25,024   25,623   20,823   16,949   15,612
                              2.1      1.7      1.8      1.8      1.8      2.1

                           10,800   24,180   20,025   17,482   16,395   14,968
                            7,191    8,383    8,160   18,453   18,375   (2,423)
                              -        -      9,000   17,000   12,000    5,000
                           83,953   75,021   64,288   51,983   41,799   35,059
                              -        -         .1       .3       .3       .1


                           16,838   16,519   16,451   16,276   15,910   15,249
                             5.04     4.59     4.03     3.31     2.72     2.42

                           13.875   13.900   15.000   15.000   11.475    4.088
                            7.875    8.500   11.000    7.275    3.938    1.800
                              .12      .12     .096     .096     .079      .06

                          195,458  180,598  163,988  129,549  109,178  103,582
                           92,496   87,783   88,328   80,965   72,864   65,068
                            63/30    62/30    60/32    57/36    56/37    59/37


                            1,202    1,149    1,099      945      800      737
                              703      667      505      457      432      421
                            1,905    1,816    1,604    1,402    1,232    1,158


                            2,998    2,770    2,406    2,027    1,609    1,475
                               20       27       21       32       24       28
                            3,018    2,797    2,427    2,059    1,633    1,503

                          195,458  180,598  163,988  129,549  109,178  103,582
                          145,785  135,469  121,106   97,753   83,247   80,663
                            158.1    142.9    128.1    106.6     92.9     85.5
                            1,236    1,264    1,280    1,215     1,175   1,211
                              922      948      945      917       896     943
                             1.34     1.33     1.35     1.33      1.31    1.28
                              627      567      508      423       367     339
                              776      717      651      514       431     411

                           92,496   87,783   88,328   80,965    72,864  65,068
                            8,652    8,296    8,670    8,116     6,848   6,211
                            304.6    292.1    305.2    292.0     253.3   231.3
                            10.69    10.58    10.19     9.98     10.64   10.48
                              304      301      289      277       288     281
                              367      348      351      321       288     258
                            2,840    2,840    2,841    2,779     2,704   2,685
























Consolidated Statements of Income
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31,
(in thousands, except per share amounts)
                                               2000         1999           1998
                                               ----         ----           ----
Revenue
    Freight revenue                         $323,555     $310,902       $306,113
    Non-freight revenue                       68,838       61,247         43,819
                                             -------      -------        -------
                                             392,393      372,149        349,932
                                             -------      -------        -------
Costs and expenses
    Freight operating expenses
       Salaries, wages and related
           expenses                           88,411       89,174         82,479
       Purchased transportation               77,833       70,353         67,124
       Supplies and expenses                  94,292       88,430         82,892
       Revenue equipment rent                 25,144       26,949         25,578
       Depreciation                           11,582       11,752          9,381
       Communications and utilities            4,325        3,949          4,321
       Claims and insurance                   18,040       18,577         12,207
       Operating taxes and licenses            4,239        5,488          4,908
       Gain on disposition of
            equipment                         (1,604)        (594)          (840)
       Miscellaneous expense                   3,969        6,674          3,172
       Impairment of long-lived assets           -          2,656            -
       Restructuring                          (1,821)       3,721            -
                                             -------      -------         -------
                                             324,410      327,129         291,222
    Non-freight costs and operating
       expenses                               66,254       60,255          41,957
                                             -------      -------         -------
                                             390,664      387,384         333,179
                                             -------      -------         -------
Income (loss) from operations                  1,729      (15,235)         16,753
Interest and other expense                     3,599        4,019           1,038
                                             -------      -------         -------
(Loss) income before income tax               (1,870)     (19,254)         15,715
Income tax (benefit) provision                  (658)      (7,124)          5,736
                                             -------      -------         -------
Net (loss) income                           $ (1,212)    $(12,130)      $   9,979
                                             =======      =======         =======
Net (loss) income per share of common stock
       Basic                                $   (.07)    $   (.74)      $     .59
       Diluted                              $   (.07)    $   (.74)      $     .59
                                             =======      =======         =======

See accompanying notes.

































Consolidated Balance Sheets
Frozen Food Express Industries, Inc. and Subsidiaries
As of December 31,
(in thousands)                              2000           1999
                                            ----           ----
Assets
Current assets
    Cash and cash equivalents             $  1,222       $  1,613
    Accounts receivable, net                47,652         52,312
    Inventories                             17,208         17,719
    Tires on equipment in use                4,424          5,036
    Deferred federal income tax                -              289
    Other current assets                     7,546          3,978
                                           -------        -------
       Total current assets                 78,052         80,947
Property and equipment, net                 61,899         73,640
Other assets                                14,778         15,496
                                           -------        -------
                                          $154,729       $170,083
                                           =======        =======
Liabilities and Shareholders' Equity
Current liabilities
    Accounts payable                      $ 22,209       $ 24,797
    Accrued claims                           8,101          6,631
    Accrued payroll                          5,834          5,890
    Short-term debt                            -           26,500
    Deferred federal income tax                416            -
    Accrued liabilities                      4,476          5,075
                                           -------        -------
       Total current liabilities            41,036         68,893

Long-term debt                              14,000            -
Deferred federal income tax                  1,551          2,795
Accrued claims and liabilities              16,125         15,274
Commitments and contingencies                  -              -
                                           -------        -------
       Total liabilities and
          deferred credits                  72,712         86,962
                                           -------        -------
Shareholders' equity
    Common stock (17,281 shares issued)     25,921         25,921
    Additional paid-in capital               4,655          5,056
    Retained earnings                       58,187         59,399
                                           -------        -------
                                            88,763         90,376
    Less: Treasury stock
       (965 and 960 shares), at cost         6,746          7,255
                                           -------        -------
       Total shareholders' equity           82,017         83,121
                                           -------        -------
                                          $154,729       $170,083
                                           =======        =======
See accompanying notes.
































Consolidated Statements of Cash Flows
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31,
(in thousands)                                2000         1999          1998
                                              ----         ----          ----
Cash flows from operating activities
    Net (loss) income                      $ (1,212)     $(12,130)    $  9,979
    Non-cash items involved in income
       Depreciation and amortization         15,988        13,564       10,854
       Provision for losses on
          accounts  receivable                3,122         5,296        2,285
       Deferred federal income tax             (539)       (6,124)         997
       Gain on disposition of equipment      (1,604)         (594)        (840)
       Impairment of long-lived assets          -           2,656          -
       Restructuring expense                 (1,821)        3,721          -
       Non-cash contribution to
          employee benefit plans                -             -          1,370
    Change in assets and liabilities
       Accounts receivable                      922       (13,359)     (10,817)
       Inventories                              511        (5,144)      (1,967)
       Tires on equipment in use             (1,410)          240         (501)
       Other current assets                  (3,659)         (719)         (85)
       Accounts payable                      (1,399)        6,505        4,553
       Accrued claims and liabilities         3,896         5,377       (2,773)
       Accrued payroll                          (56)         (744)         517
       Federal income tax payable               -          (1,104)         305
                                             ------       -------       ------
Net cash provided by (used in)
       operating activities                  12,739        (2,559)      13,877
                                             ------       -------       ------
Cash flows from investing activities
       Expenditures for equipment            (7,711)      (28,294)     (27,722)
       Proceeds from sale of equipment        7,582         4,377        5,486
       Other                                   (609)       (1,408)      (2,787)
                                             ------       -------       ------
Net cash used in investing activities          (738)      (25,325)     (25,023)
                                             ------       -------       ------
Cash flows from financing activities
       Borrowings under revolving
           credit agreement                  19,000        72,500        2,000
       Payments against revolving
           credit agreement                 (31,500)      (46,000)      (2,000)
       Dividends paid                           -          (1,472)      (2,016)
       Proceeds from sale of treasury stock     257           198        1,546
       Purchases of treasury stock             (149)       (1,752)      (5,679)
                                             ------       -------       ------
Net cash (used in) provided by
       financing activities                 (12,392)       23,474       (6,149)
                                             ------       -------       ------
Net decrease in cash and cash equivalents      (391)       (4,410)     (17,295)
Cash and cash equivalents at
       beginning of year                      1,613         6,023       23,318
                                             ------       -------       ------
Cash and cash equivalents at end of year    $ 1,222      $  1,613      $ 6,023
                                             ======       =======       ======

See accompanying notes.


























Consolidated Statements of Shareholders' Equity
Frozen Food Express Industries, Inc. and Subsidiaries
December 31, 2000
(in thousands)
                           Shares of
                             Common   Par Value   Additional            Shares of Cost of      Total
                             Stock    of Common    Paid-In    Retained  Treasury  Treasury  Shareholders'
                             Issued     Stock      Capital    Earnings    Stock    Stock       Equity
                            --------  ---------   ----------  --------   -------- --------  -----------
At December 31, 1997         17,281    $25,921     $4,779     $65,038       445     $2,661     $93,077

Net income                      -          -          -         9,979       -          -         9,979
Cash dividends paid             -          -          -        (2,016)      -          -        (2,016)
Treasury stock reacquired       -          -          -           -         694      5,679      (5,679)
Treasury stock reissued         -          -          673         -        (250)    (1,645)      2,318
Exercise of stock options       -          -         (129)        -        (107)      (727)        598
                             -------------------------------------------------------------------------
At December 31, 1998         17,281     25,921      5,323      73,001       782      5,968      98,277

Net loss                        -          -          -       (12,130)      -          -       (12,130)
Cash dividends paid             -          -          -        (1,472)      -          -        (1,472)
Treasury stock reacquired       -          -          -           -         239      1,752      (1,752)
Exercise of stock options       -          -         (267)        -         (61)      (465)        198
                             -------------------------------------------------------------------------
At December 31, 1999         17,281     25,921      5,056      59,399       960      7,255      83,121

Net loss                        -          -          -        (1,212)      -          -        (1,212)
Treasury stock reacquired       -          -          -           -         115        318        (318)
Treasury stock reissued         -          -         (305)        -         (94)      (706)        401
Exercise of stock options       -          -          (96)        -         (16)      (121)         25
                             --------------------------------------------------------------------------
At December 31, 2000         17,281    $25,921     $4,655     $58,187       965     $6,746     $82,017
                             ==========================================================================


Notes to Consolidated Financial Statements
------------------------------------------

1.	 Summary of Significant Accounting Policies
        Principles of Consolidation - These consolidated financial statements include Frozen Food Express Industries, Inc., a Texas corporation, and its subsidiaries, all of which are wholly-owned (collectively, "FFEX"), and who are primarily engaged in motor carrier transportation of perishable commodities, providing service for full-truckload and less-than-truckload throughout North America. All significant intercompany balances and transactions have been eliminated in consolidation.
        Accounting Estimates - The preparation of financial statements requires estimates and assumptions that affect the value of assets, liabilities, revenue and expenses. Estimates and assumptions also influence the disclosure of contingent assets and liabilities. Actual outcomes may vary from these estimates and assumptions.
        Cash Equivalents - FFEX considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.
        Accounts Receivable - FFEX extends trade credit to customers primarily located in the united States. Accounts receivable from customers are stated net of allowances for doubtful accounts of $7,350,000 and $8,392,000 as of December 31, 2000 and 1999, respectively.
        Inventories - Inventories are valued at the lower of cost (principally weighted average cost or specific identification method) or market.
        Tires - FFEX records the cost of all tires purchased with vehicles and all replacement tires as a current asset. Tires are then recorded to expense on a per-mile basis.
        Freight Revenue and Expense Recognition - Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper. The Securities and Exchange Commission has issued a Staff Accounting Bulletin ("SAB") providing guidance on revenue recognition issues in financial statements. The company has completed a thorough review of its revenue recognition policies and determined that the company is in compliance with the SAB.
        Income Taxes - Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts. Deferred taxes are recorded based upon statutory tax rates anticipated to be in effect when temporary differences are expected to reverse.
        Long-Lived Assets - FFEX periodically evaluates whether the remaining useful life of long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, FFEX uses an estimate of the asset's discounted cash flow in evaluating its recoverable value. Included in other non-current assets are costs associated with life insurance policies and related investments owned by FFEX.
        Prior Period Amounts - In order to maintain comparability in classification, certain amounts reported in prior periods have been reclassified to conform with the current year presentation.

2.      Property and Equipment
        Depreciation expense is recorded by the straight-line method. Repairs and maintenance are charged to expense as incurred. Property and equipment is carried at historical cost and consists of the following (in thousands):
                                                        Estimated
                                     December 31,      Useful Life
                                    2000       1999      (Years)
                                    ----       ----    -----------
Land                             $  4,845   $  4,845        -
Buildings and improvements         16,421     15,599     20 - 30
Revenue equipment                  53,098     64,046      3 -  7
Service equipment                  17,233     16,642      2 - 20
Computer, software and
     related equipment             20,235     18,292      3 - 12
                                  -------    -------
                                  111,832    119,424
Less accumulated depreciation      49,933     45,784
                                  -------    -------
                                 $ 61,899   $ 73,640
                                  =======    =======

3.	 Debt
        As of December 31, 2000, FFEX had a $50 million secured line of credit pursuant to a revolving credit agreement with three commercial banks. The agreement is terminable by any party upon sixty days' notice, with repayment due ratably over 4 years commencing upon termination. Interest is due quarterly. FFEX may elect to borrow at a daily interest rate based on the bank's prime rate or for specified periods of time at fixed interest rates which are based on the London Interbank Offered Rate in effect at the time of a fixed rate borrowing. At December 31, 2000, $14 million was borrowed against this facility.
        The facility is secured by liens against FFEX's inventory and trade accounts receivable. The banks have the ability to request liens on the over-the-road trucking equipment of FFEX. The agreement also contains a pricing "grid" where increased levels of profitability and cash flows or reduced levels of indebtedness can reduce the rates of interest expense incurred by FFEX. The agreement restricts, among other things, payments of cash dividends, repurchase of FFEX stock and the amount of capital expenditures. The amount FFEX may borrow under the facility may not exceed the lesser of $50 million, as adjusted for letters of credit and other debt as defined in the agreement, or a multiple of a measure of cashflow as described in the agreement. The amended and restated credit agreement expires on June 1, 2002. Upon expiration of the agreement, FFEX is required to repay the amount then borrowed in 48 consecutive monthly installments.
        Letters of credit issued against the credit facility in connection with the company's risk management program totaling approximately $3.5 million were in effect as of December 31, 2000. Accordingly, approximately $32.5 million was available under the agreement. Total interest payments under the credit line during 2000, 1999 and 1998 were $2,155,000, $1,341,000 and $5,000, respectively. The weighted average interest rate incurred by the company during 2000 was 8.6%.




















4.	 Commitments and Contingencies
        FFEX leases real estate and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 2000 were (in thousands):

                                      Third        Related
                                     Parties       Parties       Total
                                     -------       -------       -----
                   2001              $22,762       $ 1,672      $24,434
                   2002               17,075         1,123       18,198
                   2003               10,303           454       10,757
                   2004                5,838           -          5,838
                   2005                3,841           -          3,841
                   After 2005          2,949           -          2,949
                                      ------        ------       ------
                   Total             $62,768       $ 3,249      $66,017
                                      ======        ======       ======

        Related parties involve tractors leased from officers of FFEX under non-cancelable operating leases. For 2000, 1999 and 1998, payments to officers under these leases were $1,755,000, $1,414,000 and $1,389,000, respectively. Rentals for equipment leased from related parties are determined by reference to similar amounts paid by FFEX to unrelated third party lessors.
        At December 31, 2000, FFEX had purchase commitments of approximately $30 million for the purchase of revenue equipment during 2001.
        FFEX has accrued for costs related to public liability, cargo and work-related injury claims. When an incident occurs FFEX records a reserve for the incident's estimated outcome. As additional information becomes available, adjustments are made. Accrued claims liabilities include all such reserves and FFEX's estimate for incidents which may have been incurred but not reported. In the opinion of management, any additional costs incurred over amounts previously accrued to resolve these claims will not materially deviate from the aggregate amounts accrued. At December 31, 2000, FFEX had established $3.5 million of irrevocable letters of credit in favor of insurance companies and pursuant to certain insurance agreements. The letters of credit may be drawn upon in the event of default for failure to pay claims.

5.	 Financing and Investing Activities Not Affecting Cash
        During 2000, FFEX funded contributions to a Supplemental Executive Retirement Plan (a "SERP") by transferring 79,346 shares of treasury stock to a Rabbi Trust in which SERP assets are invested. During 1998, FFEX funded contributions to its Employee Savings Plan and one of its Employee Stock Ownership Plans and Trusts (ESOPs) by transferring 140,194 shares of treasury stock to the plans' trustees. No shares were contributed to the ESOPs in 2000 or 1999. FFEX recorded expense for the fair market value of the shares, which at the time of the contributions, was approximately $169,000 for 2000 and $1,370,000 for 1998.
        As of December 31, 2000 and 1999, accounts receivable included $735,000 and $118,000, respectively, from the sale of equipment retired and sold during 2000 and 1999.

6.      Savings Plan
        FFEX sponsors a 401(k) Savings Plan for its employees. Contributions by FFEX to the 401(k) are determined by reference to voluntary contributions made by each employee. Additional contributions are made at the discretion of the Board of Directors. FFEX contributions are made in cash. For 2000, 1999 and 1998, total company contributions to the plan were approximately $1,370,000, $1,481,000 and $1,653,000, respectively.























7.	 Net Loss or Income Per Share of Common Stock
        Basic Earnings Per Share ("EPS") is computed by dividing net loss or income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is determined by dividing net income by the weighted average shares outstanding assuming the exercise of all dilutive items (using the treasury stock method). The table below sets forth information regarding weighted average basic and diluted shares (in thousands):

                                     2000         1999        1998
                                     ----         ----        ----
       Basic shares                 16,318       16,352      16,789
       Common stock equivalents        -            -           250
                                    ------       ------      ------
       Diluted shares               16,318       16,352      17,039
                                    ======       ======      ======

        All common stock equivalents result from dilutive stock options. For 1998, the percentage of stock options excluded from common stock equivalents due to exercise prices in excess of average market prices was 52%. For 2000 and 1999, approximately 18,000 and 81,000, respectively, of common stock equivalent shares were excluded because their impact would have been anti-dilutive.

8.	Income Taxes
	Total federal income taxes paid by FFEX were $5,150,000 for 1998. No such taxes were paid during 2000 or 1999. Net operating loss carry-forwards will begin to expire in 2020. Changes in the primary components of the net deferred tax liability were (in thousands):

                                              Deferred
                           December 31,      (Provision)     December 31,
                              1999             Benefit           2000
                           -----------       ----------       -----------
Deferred Tax Assets:
    Accrued claims         $  5,779           $  1,436        $  7,215
    Net operating loss        5,934             (4,969)            965
    Allowance for bad debts   1,745                909           2,654
                             ------             ------         -------
                             13,458             (2,624)         10,834
                             ------             ------          ------
Deferred Tax Liabilities:
    Prepaid expense          (2,901)               126          (2,775)
    Property and equipment  (10,987)             3,329          (7,658)
    Other                    (2,076)              (292)         (2,368)
                             ------              -----          ------
                            (15,964)             3,163         (12,801)
                             ------              -----          ------
                           $ (2,506)           $   539        $ (1,967)
                             ======              =====          ======

	The (benefit from) provision for income tax consists of the following (in thousands):

                                      2000        1999       1998
                                      ----        ----       ----
Taxes currently payable:
       Federal                       $(114)     $(1,104)    $4,264
       State                            (5)         104        475
       Deferred federal taxes         (539)      (6,124)       997
                                      ----       ------      -----
                                     $(658)     $(7,124)    $5,736
                                      ====       ======      =====

       Differences between the statutory federal income tax rate and FFEX's effective income tax rate are as follows:

                                      2000        1999       1998
                                      ----        ----       ----
Statutory federal income tax rate     34.0%       35.0%      34.5%
State income taxes and other           1.2         2.0        2.0
                                      ----        ----       ----
                                      35.2%       37.0%      36.5%
                                      ====        ====       ====










9.      Shareholders' Equity
        As of December 31, 2000, 1999 and 1998, there were authorized 40 million shares of FFEX's $1.50 par value common stock.
	 Stock option plans were adopted in 1996, 1994, 1993, 1987 and 1982 and options may be granted to officers and employees of FFEX at the fair market value on the date of grant and to non-employee directors of FFEX at the greater of $1.00 or 50% of the market value at date of grant. Expense for grants to non-employee directors was $29,000, $35,000 and $56,000 for 2000, 1999 and 1998, respectively. Options may be granted for 10 years following plan adoption and expire 10 years after a grant.
        The following table summarizes information regarding stock options (in thousands, except per-share amounts):

                                                2000       1999       1998
                                                ----       ----       ----
Options outstanding at beginning of year        3,182      3,217     2,329
    Cancelled                                    (323)      (566)     (705)
    Granted                                       711        592     1,700
    Exercised                                     (16)       (61)     (107)
                                                -----      -----     -----
Options outstanding at year end                 3,554      3,182     3,217
                                                =====      =====     =====
    Exercisable options                         1,363      1,402     1,045
    Options available for future grants         1,642      2,045     1,761

Weighted average price of options
    Cancelled during year                       $8.36      $8.66     $8.66
    Granted during year                         $2.77      $7.70     $8.48
    Exercised during year                       $2.36      $3.13     $5.20
    Outstanding at year end                     $7.44      $8.55     $8.03

        The range of unexercised option prices at December 31, 2000 was as follows:
                      Quantity of Options
                        (in thousands)           Priced Between
                        -----------------        --------------
                              840                $1.00 - $ 5.00
                              490                $5.01 - $ 8.00
                            2,224                $8.01 - $12.40

        FFEX applies APB Opinion 25 and related interpretations in accounting for its stock options. Accordingly, no expense has been recognized for stock option grants to employees. Had FFEX elected to apply Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 to account for stock options, FFEX's net loss would have increased to $2.2 and $13.3 million ($0.13 and $0.81 per share) for 2000 and 1999, respectively. FFEX's net income would have been reduced to $9.2 million ($0.54 per share) for 1998. For purposes of pro forma disclosures, the estimated fair value of the options is recognized over the options' vesting period.

        The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions:

                                  2000      1999      1998
                                  ----      ----      ----
       Risk-free interest rate    6.00%     4.71%     5.27%
       Dividend yield              -        1.50%     1.46%
       Volatility factor           .467      .700      .365
       Expected life (years)      6.0       6.2       5.8

       The Black-Scholes model uses highly subjective assumptions and was developed for use in estimating the value of options that have no restrictions on vesting or transfer. FFEX's stock options have such restrictions. Therefore, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.
	The company sponsors a SERP for the benefit of certain "highly compensated" personnel (as determined in accordance with the Employee Retirement Income Security Act of 1974). The SERP's investment income, assets and liabilities which are contained in a Rabbi Trust, are included in the company's financial statements. Upon the formation of the Rabbi Trust during 2000, 79,346 shares of FFEX stock were issued by the company into the Rabbi Trust. As of December 31, 2000, all of those shares remained in the trust.
        Consistent with the FASB's Emerging Issues Task Force ("EITF") Issue 97-14, the shares of company common stock held in a Rabbi Trust are accounted for as Treasury Stock until SERP participants elect to liquidate the stock.
        During 2000, the Board of Directors approved a Rights Agreement that authorized a distribution of a dividend of one Common Stock Purchase Right for each outstanding share of its Common Stock. The Rights become exercisable upon the occurrence of certain events generally relating to a change of control. Rights initially have an exercise price of $11. Upon the occurrence of such events, the Rights will be exercisable for a number of shares having a market value equal to two times the exercise price of the Rights. The Company may redeem the Rights for $.001 each. The Rights will expire in 2010, but the Rights Agreement is subject to review every three years by an independent committee of the Board of Directors, which may recommend its modification or termination. Until the Rights become exercisable upon certain triggering events, the Rights trade as a unit with the Common Stock.

10.    Fair Value of Financial Instruments
       As of December 31, 2000, debt was $14 million, which approximated fair market value.
       In October 2000 and January 2001, FFEX contributed approximately 160,000 shares of its common stock into a Rabbi Trust for benefit of participants in a SERP. The EITF has stated that the assets, liabilities and income (realized and unrealized) of such trusts must be reflected in the financial statements of the company. To the extent that trust assets are invested in equities of the SERP's sponsor, the impact of EITF issue 97-14 is that future pre-tax income will reflect changes in the market valuation of the company's stock. Future net income will be increased or decreased to reflect decreases or increases, respectively, in the value of FFEX shares held by the Rabbi Trust.
	Except as described in the preceding paragraph, FFEX held no material market-risk-sensitive instruments (for trading or non-trading purposes) which would involve significant foreign currency exchange rate risk, commodity price risk or other relevant market risks, such as equity price risk. Accordingly, except for the impact of EITF Issue 97-14, the potential loss to FFEX in future earnings, fair values or cash flows of market-risk-sensitive investments resulting from changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices is not significant.

11.    Restructuring Expense
       During the fourth quarter of 1999, FFEX announced a restructuring plan. The plan called for the closure of certain terminals, elimination of approximately 150 non-driver employee positions and early disposition of some trailers previously scheduled for retirement in 2001 and 2002.
In connection with the plan, during 1999's fourth quarter, FFEX recorded estimated restructuring expenses, including severance payments, estimated costs for early termination of trailer leases and the cost of a facility abandonment.
        During 2000, FFEX approached lessors regarding their willingness to terminate some trailer leases. The lessors generally responded that they would not terminate the leases under terms acceptable to FFEX. During the fourth quarter of 2000, management concluded that FFEX would continue the leases on the majority of the involved trailers. Accordingly, during the fourth quarter of 2000, $1.8 million of the original restructuring estimate was reversed to income. A summary of the 1999 restructuring charge and its application during 2000 is as follows (in millions):

                                            Amount     Amount      Amount    Amount Expected
                                              of       Used in    Reversed     To Be used
Amounts Associated With                     Charge      2000       In 2000       In 2001
------------------------                    -------    -------    --------      ----------
Severance payments and facility closures      $0.9      $(0.7)     $  -            $0.2
Early trailer retirement and rehabilitation    2.8       (0.3)      (1.8)           0.7
                                               ---        ---        ---            ---
                Total                         $3.7      $(1.0)     $(1.8)          $0.9
                                               ===        ===        ===            ===

12.     Impairment of Long-Lived Assets
        During the first half of 1999, FFEX converted to a management information system that had been in development for several years. Consistent with American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 98-1, FFEX capitalized as a long-lived asset the direct costs associated with the development effort. During the fourth quarter 1999, FFEX determined that certain components of the system were impaired. In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets" associated costs of $2.7 million were charged to expense during the fourth quarter of 1999.








13.    Operating Segments
 	The operations of FFEX consist of two reportable segments as defined by SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information". The larger segment consists of FFEX's motor carrier operations. Such operations are conducted in a number of divisions and subsidiaries and are similar in nature. FFEX has elected to report all motor carrier operations as one reportable segment. The smaller segment consists of FFEX's non-freight operations that are engaged primarily in the sale and service of refrigeration equipment and of trailers used in freight transportation.
       Financial information for each reportable segment is as follows (in millions):

                                       2000      1999      1998
                                       ----      ----      ----
    Freight Operations
         Total revenue                 $323.6   $310.9    $306.1
         Restructuring expense           (1.8)     3.7        -
         Operating (loss) income         (0.9)   (16.2)     14.9
         Total assets                   147.9    156.5     140.3
    Non-Freight operations
         Total revenue                 $ 72.6   $ 74.7    $ 56.6
         Operating income                 2.6      1.0       1.9
         Total assets                    31.5     33.2      23.0
    Intercompany eliminations
         Revenue                       $  3.8   $ 13.5    $ 12.8
         Total assets                    24.7     19.6      13.6
    Consolidated
         Revenue                       $392.4   $372.1    $349.9
         Restructuring expense           (1.8)     3.7       -
         Operating (loss) income          1.7    (15.2)     16.8
         Total assets                   154.7    170.1     149.7

        Intercompany eliminations relate to non-freight revenue from transfers at cost of inventory such as trailers and refrigeration units from the non-freight segment for use by the freight segment.

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Frozen Food Express Industries, Inc.:
        We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc. and subsidiaries as of December 31,
2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 2000 and
1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas                                   /s/ ARTHUR ANDERSEN LLP
February 16, 2001

Unaudited Quarterly Financial, Stock and Dividend Information
=============================================================
(in thousands, except per-share amounts)         First      Second      Third      Fourth
----------------------------------------        Quarter     Quarter    Quarter     Quarter      Year
                                                -------     -------    -------     -------      ----
2000
Revenue                                         $92,416     $99,999    $101,402     $98,576    $392,393
Income (loss) from operations                       258       1,904      (1,371)        938       1,729
Net (loss) income                                  (563)        753      (1,469)         67      (1,212)
Net (loss) income per share of common stock
    Basic                                          (.03)        .05        (.09)        -          (.07)
    Diluted                                        (.03)        .05        (.09)        -          (.07)
Common stock price per share
    High                                           4.875      3.688       3.063       2.469       4.875
    Low                                            2.906      2.250       2.281       1.234       1.234
Common stock trading volume                        1,423      2,026       1,078       3,624       8,151

1999
Revenue                                          $88,257    $96,818     $97,171     $89,903    $372,149
Income (loss) from operations                      2,435      2,576        (830)    (19,416)    (15,235)
Net income (loss)                                  1,263      1,317      (1,166)    (13,544)    (12,130)
Net income (loss) per share of common stock
    Basic                                            .08        .08        (.07)       (.83)       (.74)
    Diluted                                          .08        .08        (.07)       (.83)       (.74)
Cash dividends per share                             .03        .03         .03         -           .09
Common stock price per share
    High                                           8.500      7.625       7.625       6.250       8.500
    Low                                            6.000      5.813       4.875       3.250       3.250
Common stock trading volume                        1,250      1,560       1,733       2,045       6,588

       As of March 2, 2001, FFEX had approximately 5,000 beneficial shareholders, including participants in savings and retirement plans