Form 10-K, Exhibit 13
period 2001-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 2002-04-09
CIK 39273

EXHIBIT 13.1
                            ------------

                   FROZEN FOOD EXPRESS INDUSTRIES, INC.

                      ANNUAL REPORT TO SHAREHOLDERS



                    Management's Discussion and Analysis
             of Financial Condition and Results of Operations
             ------------------------------------------------

Results Of Operations
---------------------
	Revenue (including revenue from our non-freight activities) decreased by 3.6% in 2001 to $378.4 million. For 2000, revenue totaled $392.4 million and was 5.4% above 1999 revenue.  Freight revenue rose by 1.2% during 2001 and
4.1% in 2000.
	For our full-truckload operations, fuel adjustment charges as a percent of revenue were 0.1%, 3.3% and 3.2% during 1999, 2000 and 2001, respectively. Excluding the impact of these charges, full-truckload revenue rose by 6.8% in
2001 and 1.5% in 2000 and 1999. The 2001 increase principally resulted from a 2.6% increase in the number of full-truckload shipments and an increased average length of haul, which increased by 1.4%. Our prices are typically a function of shipment weight, commodity type and distance traveled.
	As a percent of total less-than-truckload ("LTL") revenue, fuel adjustment charges were 0.4%, 3.5% and 3.1% for 1999, 2000 and 2001, respectively.
Excluding the impact of these charges, LTL revenue declined by 1% during 1999, 0.6% during 2000 and another 10.5% in 2001. These declines primarily resulted from a reduced number of LTL shipments, partially offset by increased average shipment size. Slackening demand for the refrigerated LTL service we offer, reflected by an 11% drop in the number of shipments we hauled, was the primary contributor to the 2001 decline.
	Our full-truckload operations continued to expand during 2001, while our LTL operation has continued to contract. Increased competition from logistics outsourcing and freight consolidators has negatively impacted our penetration of the market for refrigerated LTL services.  Reduced demand for such services, together with the increased presence of competitors capable of arranging such services, has resulted in a decrease in the number of LTL shipments we transported in 2001, as compared to 2000.  While LTL operations offer the opportunity to earn higher revenue on a per-mile and per-
hundredweight basis than do full-truckload operations, the level of investment and fixed costs associated with LTL activities significantly exceed those of full-truckload activities. Accordingly, as LTL revenue fluctuates, many costs remain fixed, leveraging the impact from such revenue fluctuations on operating income. During 2001, as LTL activity and revenue declined, many LTL-related costs have remained static.
	We are assessing the profitability of our LTL operations. As a result, we have closed 5 LTL terminals during the past eighteen months. We have altered the frequency at which we service locations where freight volumes have declined. We have changed the mix of our company-operated vs. independent contractor-provided trucks in order to more closely match our operating costs to our lower LTL revenue.  During 2001, we added 8 company-operated trucks to our LTL fleet and we reduced the number of independent contractor-provided LTL trucks by 20. At December 31, 2001, our entire LTL fleet consisted of approximately 280 tractors.
	At the end of 2001, our full-truckload fleet numbered approximately 1,810 trucks, as compared to about 1,725 at the end of 2000 and 1,620 at the end of 1999. Primarily due to the increased number of trucks, the number of full-truckload shipments rose by 2.6% during 2001 as compared to 5.4% in 2000.
	We plan to add up to 50 trucks to our company-operated, full-truckload fleet during 2002. The number of trucks in this fleet declined by almost 90 during 1999, rose by 40 to approximately 1,190 during 2000, and rose again to 1,300 during 2001. Continued emphasis will be placed on improving the efficiency and the utilization of this fleet through enhanced driver training and retention, by reducing the percentage of non-revenue-producing miles, by extending the average loaded miles per shipment and through expansion of dedicated fleet operations. During 2000, we retired and did not replace about
180 trailers. During 2001, we reduced our trailer fleet by an additional 70 trailers. We do not intend to significantly reduce the number of trailers in our fleets during 2002.
	Before 1998, we had limited dedicated fleet operations. In such an arrangement, we provide service involving the assignment of trucks solely to handle transportation needs of a specific customer. Generally we, and the customer, expect dedicated fleet logistics services to lower the customer's transportation costs and improve the quality of the service. In late 1998, we improved our capability to provide and expanded our efforts to market dedicated fleet services.  About 10% of our company-operated, full-truckload fleet is now engaged in dedicated fleet operations.
	The operation of our full-truckload fleet involves satellite technology to enhance efficiency and customer service. Location updates of each tractor are provided by this network and we exchange dispatch, fuel and other information with the driver by way of satellite.
	During non-recessionary economic periods, we have difficulty attracting qualified employee-drivers for our full-truckload operations. Prior to 2001, as many as 100 of our company-operated trucks were idle due to a shortage of drivers. The shortage was a prime factor in reducing the size of the company-operated fleet during 1999. This situation is typical in the industry.
Shortages increase costs of employee-driver compensation, training and recruiting. Significant resources are continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction.
As the economy softened during 2001, the shortage of qualified drivers diminished.
	Employee-drivers, as well as all other qualified employees, participate in 401(k), group health and other benefit programs. During 2001, we reduced the level of our matching 401(k) contributions from generally 100% of employee contributions to 50%. This was done as a cost cutting initiative and to set our matching policy at a level more comparable to other employers in our labor markets.
	In mid-2000, energy prices began to rise at an alarming rate. Pursuant to the contracts and tariffs by which our freight rates are determined, those rates automatically fluctuate as diesel fuel prices rise and fall.
	During the summer of 2000, we also began to incur escalating costs for labor.
	We continually seek to attract and retain more qualified driver personnel. In mid-2000, we increased the per-mile rate at which full-truckload employee drivers are compensated.  Shippers had occasionally expressed dissatisfaction with our inability to provide service when needed.  Shippers also had signaled a willingness to accept freight rate increases in exchange for the improved service expected to result from improved driver availability. It was in light of these factors that we implemented the employee-driver pay increase.
	We began to ask shippers to accept increases in basic freight rates to compensate us for the increased employee-driver payroll costs. Many shippers were unwilling to accept those increases. The shippers felt rates had already increased as much as they were willing to pay because of the impact of energy prices. Therefore, for most of 2000, we were forced to incur the increased employee-driver payroll costs with little of the expected offsetting revenue.
As fuel prices and related fuel adjustment charges subsided during 2001, our customers began to signal an increased willingness to re-negotiate our prices.
	Changes in the percent of freight revenue generated from full-truckload versus LTL shipments, as well as in the mix of company-provided versus owner-operator-provided equipment and in the mix of leased versus owned equipment, contribute to variations among related operating and interest expenses.
	Salaries, wages and related expenses, as a percent of freight revenue, were 26.9%, 27.0% and 28.4% for 2001, 2000, and 1999, respectively. During
2000, expenses from work-related injuries fell by $1.2 million as compared to 1999.  Other fringe benefits, primarily health insurance costs, declined by $1.5 million during 2000 from 1999 levels.  Increased driver payroll expenses associated with a new driver compensation program partially offset those improvements. During 2001, further decline in work-related injuries and the reduced level of employer 401(k) contributions more than offset increased driver wages, which resulted from the addition of about 125 tractors to our company-operated fleets.
	Independent contractor equipment generated 25.3%, 27.7% and 26.3% of full-truckload revenue during 1999, 2000 and 2001, respectively. Independent contractors typically provide a tractor that they own to transport freight on our behalf.  Contractors pay for the cost of operating their tractors, including but not limited to the expense of fuel, labor, taxes and maintenance. We pay these independent contractor owner-operators amounts determined by reference to the revenue associated with their activities. As of January 1, 1999, there were approximately 430 such tractors in the full-truckload fleet. At December 31, 2000, there were approximately 535 such tractors. At December 31, 2001, there were 510. As the number of these trucks fluctuates, so too does the amount of revenue generated by such units.
	We have traditionally relied on owner-operator provided equipment to transport much of our customers' freight. As demand for employee-drivers has increased, our competitors initiated or expanded owner-operator fleets. The number of full-truckload and LTL trucks provided to us by owner-operators rose by about 60 during 2000, but declined by almost 50 trucks during 2001. We attribute this reversal to a number of factors, foremost of which is the recessionary economic environment of 2001.
	As a result of fluctuations in the quantity and revenue contribution of such equipment, and as a result of the impact of fuel adjustment charges, which are passed through to independent contractors involved in the transportation of shipments billed with such charges, the percent of freight revenue absorbed by purchased transportation rose from 22.6% in 1999 to 24.1%
in 2000, but fell to 22.6% in 2001. We will attempt to expand our fleet of owner-operator trucks during 2002.
	Supplies and expenses rose by $6.0 million in 1999, $5.8 million in 2000 and $3.8 million in 2001. For 1999, 2000 and 2001, 35%, 43% and 42%, respectively, of these costs were related to fuel for the company-operated fleet of tractors and refrigerated trailers.  The average cost per gallon of the fuel we used increased by nearly 35% during 2000.  Although our 2001 average price per gallon fell by 18% by the end of the year, the average price we paid throughout 2001 did not change from 2000. During the first three months of 2002, however, our average price per gallon has risen by 12%.
	The non-fuel components of supplies and expenses (principally repairs, tires and freight handling expenses) rose by $1.9 million in 1999 but fell by
$3.3 million in 2000.  The improvement during 2000 resulted from more effective management of our maintenance functions.  During 2001, these expenses increased by about $3.6 million.  A significant portion of this increase was the result of a problem we discovered with some of our trailer axles. Certain trailers delivered during 1998 and 1999 had a re-designed hub assembly that was factory-installed with an insufficient amount of lubricant.
A number of these axles and components failed, but most were replaced at our expense before failure occurred. We are seeking to recover these expenses from the manufacturers involved, but the outcome is uncertain at this time.
	Sudden and dramatic fuel price volatility impacts our profits. We have in place a number of strategies designed to address this. Owner-operators are responsible for all costs associated with their equipment, including fuel. Therefore, the cost of such fuel is not a direct expense of the company. For company-operated equipment, we attempt to mitigate the impact of fluctuating fuel costs by purchasing more fuel-efficient tractors and aggressively managing our fuel purchasing. The rates we charge for our services are usually adjustable by reference to fuel prices. Relatively high or low fuel prices can result in upward or downward adjustment of freight rates, further mitigating the impact of such volatility on our profits.  Such fluctuations result from many external market factors that we cannot influence or predict. In addition, each year several states increase fuel taxes. Recovery of future increases or realization of future decreases in fuel prices and fuel taxes, if any, will continue to depend upon competitive freight-market conditions.
	We use a computer software product designed to optimize our routing and fuel purchasing. The product enables us to select the most efficient route for a trip. It also assists us in deciding how much fuel to buy at a particular fueling station.  The product helps us to optimize our fuel purchasing by, among other things, analyzing the prices at various retail locations as compared to prices at other retailers along a planned route of travel. This product enabled us to reduce our fuel consumption during 2001.
	The total of revenue equipment rent and depreciation expense was 11.8% of freight revenue in 2001, 11.4% in 2000 and 12.4% for 1999. These fluctuations were due in part to changes in the use of leasing to finance our fleet.
Equipment rental includes a component of interest-related expense that is classified as non-operating expense when we incur debt to acquire equipment. Equipment rent and depreciation also are affected by the replacement of less expensive (three year old) company-operated tractors and (seven year old)
trailers with more expensive new equipment.
	Effective in 2002, our tractor replacement cycle will be extended. For more than 10 years through 2001, our primary tractor manufacturer contracted to repurchase our new trucks at the end of 3 years of service for an agreed price.  During 2001, as the economy and demand for new trucking assets slackened, the manufacturer found itself with a surplus of used trucks which were difficult to re-sell at prices near the amount the manufacturer paid.
Such "sell-back" arrangements have been typical in the trucking industry for many years.
	As an accommodation to the manufacturer, in early 2002 we agreed to amend our sell-back arrangement. The amendment provides that our tractors will be sold back to the manufacturer under more restrictive terms. Also, the trade-
back cycle for most of our trucks in service on December 31, 2001 and for trucks delivered to us after January 1, 2002 has been extended by up to 12 months. We expect the pre-agreed-to prices for trucks delivered to us after January 1, 2002 will result in slightly higher monthly value declines over the lives of the trucks.
	 In order to help us with the increased cost of maintaining tractors beyond our former 36-month replacement cycle, the manufacturer has agreed to extend the warranties on specified major components of these tractors. The more restrictive terms on the tradeback will require that we more closely align our tractor purchases with resale to the manufacturer.  It is probable that our maintenance costs will increase as a result of our new trade-back arrangement. We believe that we are not paying more for our new trucks than would be the case if we bought competitive equipment without such a trade-back feature.
	During 2000 and 2001, several motor carriers ceased or curtailed their level of operations. This has resulted in a surplus of two-to-three year old trucking assets available in the marketplace, at deeply discounted prices, relative to the price of new equipment. We have been able to benefit from this situation by acquiring some high-quality previously-owned tractors and trailers at attractive prices. We will continue to seek out such opportunities.
	Effective in October 2002, tractor manufacturers will be required to deliver trucks which produce significantly "cleaner" emissions than is presently the case. We expect the new trucks to be more costly to purchase, to be more expensive to maintain and to consume more fuel than is presently the case.  It is possible that this requirement may increase the demand for and market value of late model previously-owned tractors.
	Claims and insurance expense fell from 6.0% of freight revenue during 1999 to 5.6% in 2000 and to 5.0% in 2001. This resulted from a variety of factors, including but not limited to fewer physical damage losses. In December 2000, we renewed our liability insurance coverage. Previously, we had incurred significant but fairly predictable premiums and a comparatively low deductible for accident claims.  During 1999 and 2000, however, insurance companies generally began to increase premiums by as much as 40 to 50 percent.  At the same time, our overall accident frequency (measured as incidents per million miles) improved, but accidents involving personal injury became more common. Because of these factors, in 2000, we selected a liability insurance product that featured a higher deductible and a higher premium.
	In December 2001, we again renewed this insurance. During the first 8 months of 2001, the marketplace for such coverage continued to harden. The September 11 attacks on America resulted in an unpredictable and costly insurance market. Trucking and other transportation companies reported significant cost increases in their insurance premiums. After a careful analysis of our claims experience and premium quotations from the limited number of carriers offering insurance to our industry in 2001, we selected a liability insurance product with reduced limits, a modestly lower premium and with a deductible of $5 million per occurrence, as compared to $1 million for the expiring policy.
	Continuing to maintain a $1 million deductible was cost-prohibitive. We have had very few claims above $1 million in our history. Because the amount of our retained risk is more than before, we expect to establish greater amounts of insurance reserves and related expenses than we did prior to 2002.
We will continue to monitor the insurance market.  When affordable policies with lower deductibles return to the market, we will evaluate all opportunities to lower our deductible.
	We intend to recover as much of our potential increased claims and insurance expense as possible by adjusting the amount of commissions we pay our independent contractor fleet and/or increasing the rates our customers pay for our services.  We will continue to emphasize operational safety in an effort to mitigate the impact of these cost increases.
	Claims and insurance expenses can vary significantly from year to year. The amount of open claims is significant. We believe that these claims will be settled or litigated without a material adverse effect on our financial position or our results of operations.
	Gains on the disposition of equipment rose from $0.6 million in 1999, to $1.6 million in 2000 and fell to $1.4 million in 2001. The amount of such gains depends primarily upon conditions in the market for previously-owned equipment and on the quantity of retired equipment sold.
	We usually pre-arrange the retirement sales value when we accept delivery of a new tractor. Before 2000, the market for used trucking equipment was quite strong. The pre-arranged retirement value for tractors delivered in 1997-2000 was, accordingly, high. During 2000 and 2001, the market value of previously-owned trucking equipment fell dramatically. That situation does not impact the pre-arranged retirement value of tractors presently in our fleet, but softness in the market for used equipment could diminish future pre-arranged retirement values. That may require us to increase the amount of depreciation and rental expense we incur in 2002 and beyond.
	Because we do not intend to acquire significant quantities of trailers in 2002, we do not expect used equipment market prices to alter our current depreciation or rental expense related to trailers, but diminished market values could reduce the amount of gains on sale of trailers in future periods.
	Miscellaneous expenses were $6.7 million during 1999, a large proportion of which was due to increased provisions for uncollectible accounts receivable. During 2000, these expenses fell to a more normal level. Accounts receivable, net of allowances for doubtful accounts increased by 49% between 1997 and
1999, as compared to an 18% increase in revenue. Before offset of allowances for doubtful accounts, the 1997 through 1999 increase was 60%. Much of the increase occurred during the last six months of 1999. This was partially a result of temporary delays in our collection cycle.
	During 1999, we completed a major computer systems conversion. Following this conversion, we had problems regarding the presentation of invoices to some of our customers, contributing to increased past-due receivables. During 1999, an analysis resulted in an increased estimate of such receivables that might not ultimately be collected.  During 2000, accounts receivable, net, fell by 9% reflecting improvements in our accounts receivable collection cycle.
	Net accounts receivable fell by an additional 17% during 2001. About half of 2001's decline in accounts receivable resulted from our having sold the majority of our non-freight business in December 2001.
	In December 2001, we sold the largest component of our non-freight
operations.   The business we sold is a dealership engaged in the sale and service of refrigeration equipment and of trailers used in freight transportation. Products offered included trailers manufactured by Wabashr and mobile trailer refrigeration machinery manufactured by Carrier Transicoldr. Dealerships were located in major markets, primarily in Texas and Arkansas.
It had been operating under the name of W&B Refrigeration Service Company.
There was no gain or loss on this transaction.
	The buyer group was led by our former employee who until the date of the sale managed the dealership on our behalf. We sold the majority of the operating assets of the dealership including accounts receivable, inventory, machinery, equipment and one real estate asset. The buyer also assumed all liabilities associated with the dealership including, but not limited to accounts payable and accrued payroll. The assets we sold had a book value of $14.7 million. The assumed liabilities totaled approximately $2.8 million.
	When the sale closed, we received as consideration $6.8 million in cash, a note receivable from the buyer for $4.1 million and a limited partnership interest in the buyer group to which we assigned a value of $1 million. Our note receivable from the buyer is subordinated to senior debt which the buyer borrowed to obtain the cash we received at closing. The note must be repaid in 3 equal installments in December 2007, 2008 and 2009, until which time monthly interest payments are due. Because we retained a 19.9% ownership interest in the buyer group, we were precluded from accounting for the dealership as a discontinued operation. We will account for our limited partnership interest according to the equity method.
	Non-freight revenue of $51.1 million in 2001 consisted of about $41 million from the dealership we sold in December 2001 and about $10 million from the rest of our non-freight business. Our remaining non-freight operations consist of a distributor of motor vehicle air conditioning parts and a company that sells new and remanufactured compressors for use in stationary commercial refrigeration applications (such as supermarket freezer display cases). We also have a small operation in Texas that specializes in the installation of air conditioners in school busses.
	The operating margin from our non-freight activities (including the dealership) improved slightly during 2000, but turned negative during 2001. Revenue from this segment was $51.1 million in 2001, $68.8 million in 2000, and $61.2 million in 1999. Operating profits from this segment of $2.6 million, and $1.0 million, were posted for 2000, and 1999, respectively. In
2001, our non-freight operations incurred an $800,000 operating loss.
	During the fourth quarter of 1999 we announced a plan to restructure certain of our operations. The plan involved closing terminals, eliminating certain non-driver employee positions and the early disposition of certain trailers scheduled for retirement in 2001 and 2002. In 1999's fourth quarter we recorded estimated restructuring expenses of $3.7 million which included
$0.9 million for severance payments and $2.8 million for expenses associated with the early termination of trailer leases and the abandonment of a leased facility. The $3.7 million appears as restructuring expense on the 1999 consolidated statement of income.
	During the fourth quarter of 1999, we also recorded certain expenses associated with impairment of long-lived assets. In the 4th quarter of 2000, after negotiations with trailer lessors, we determined that we would not be able to early-terminate the majority of the leases to which our 1999 estimate of $2.8 million related. Accordingly, the remaining $1.8 million of the restructuring charges was reversed in the 4th quarter of 2000. Most of these trailers were returned to the lessors as the leases expired during 2001.
	We reduced our fleet by 183 company-operated trailers in 2000 and an additional 68 trailers in 2001. We do not intend to significantly reduce the number of trailers in our fleets during 2002.
	For 2000 and 2001 our consolidated operating income was $1.7 million in each year, as compared to a loss from operations of $15.2 million for 1999.
	Interest and other expense for 2001, 2000 and 1999, was $1.7 million, $3.7 million and $4.5 million, respectively. We began 2000 with debt of $26.5 million and ended 2001 with $2.0 million of debt. This ability to reduce debt is the principal reason for reduced interest expense. Lower interest rates also served to reduce our cost of borrowed funds. Interest and other expense also includes costs associated with certain life insurance policies which we own.
	For 2001, 2000 and 1999, our loss before income taxes was $52,000, $2.0 million and $19.7 million, respectively. During 2001, we incurred income tax expense of $102,000. During 2000 and 1999, our benefit from income taxes was $658,000 and $7.1 million, respectively. Our pre-tax losses include certain expenses associated with life insurance and other matters that are not tax deductible. For 2001, this resulted in our having a pre-tax loss for financial reporting purposes, but taxable income for purposes of determining our income tax expense. Therefore, for 2001, our after-tax loss was more than our pre-tax loss. For 2000 and 1999, our pre-tax losses resulted in a net benefit from income taxes. We have net operating loss carry forwards that will, if not taken against future taxable income, begin to expire in the year 2020.
	During 2001, we incurred a net loss of $154,000 as compared to net losses of $1.3 million and $12.6 million during 2000 and 1999, respectively.
     In March of 2002, we retroactively changed the manner in which we account for a life insurance policy that we acquired in 1993. The life insurance policy, with a death benefit of at least $17.25 million, was purchased to provide us funds with which we could purchase a large block of our common stock owned by a non-employee shareholder. If we determined that the sale of such shares in the open market by the estate would have an adverse effect on the market price of our stock, we could use the life insurance proceeds to purchase the shares directly from the estate.
     Due to the unusual nature of the life insurance arrangement, beginning in 1993, we and our independent public accountants believed that capitalizing the premium payments, not to exceed the policy's benefit payable on the death of the insured, as an investment to purchase the shares in the future was an acceptable accounting policy. We have changed the manner by which we account for the insurance policy. We now expense the excess of the premiums over the amount that we could actually realize under the insurance contract as of the date of the related financial statements. Benefit proceeds under the policy, if any, (and to the extent they exceed the book value of the policy) will be recorded as a non-operating gain in the future. Accordingly, for 2000 and 1999, our operating income and our restated net loss, net loss per share and shareholders' equity are as follows (in millions):

                                       2000      1999
                                       ----      ----
	Operating income (loss):
       As previously reported         $ 1.7     $(15.2)
       As restated                      1.7      (15.2)
     	Net loss:
       As previously reported         $(1.2)    $(12.1)
       As restated                     (1.3)     (12.6)
     	Net loss per share:
       As previously reported         $(.07)    $ (.74)
       As restated                     (.08)      (.77)
	Shareholders' Equity:
       As previously reported         $82.0     $ 83.1
       As restated                     74.4       75.6

	Although this change resulted in a slight improvement to 2001's net loss, we expect this change to result in lower future earnings than would have been the case using our former method of accounting. We expect that our pre-tax income for 2002 will be about $500,000 less than it would have been absent this change.
	Other than the impact on the insurance markets, the attacks on the World Trade Center and Pentagon in 2001 and the subsequent use of biological agents to disrupt America's political, legal and economic systems have not yet had a measurable impact on our operations.

Liquidity and Capital Resources
-------------------------------
	We lease equipment and real estate. As of December 31, 2001 our debt was $2 million and letters of credit issued by us to insurance and equipment leasing companies were $4.7 million in total.  Also, as of December 31, 2001, we had contracts to purchase tractors and trailers of $35 million during 2002 and 2003.  We also are committed to pay a life insurance premium of $1.3 million during 2002. A summary of these obligations is as follows (in millions):
                                                                       After
Payments Due by Year     Total    2002    2003    2004   2005   2006   2006
--------------------     -----    ----    ----    ----   ----   ----   ----
  Rent                  $ 64.1   $26.0   $18.9   $10.4   $4.5   $2.9   $1.4
  Debt                     2.0      .3     1.7      -      -      -      -
  Letters of credit        4.7      .6     4.1      -      -      -      -
  Purchase obligations
    and life insurance    36.3    23.3    13.0      -      -      -      -
                         -----    ----    ----    ----    ---    ---    ---
  Total                 $107.1   $50.2   $37.7   $10.4   $4.5   $2.9   $1.4
                         =====    ====    ====    ====    ===    ===    ===
	Rentals are due under non-cancelable operating leases. During 2001, we continued our long-standing practice of leasing most of our new company-operated tractors and trailers from various unrelated leasing companies. Most of our tractor leases involve end-of-lease residual values. We have partially guaranteed our tractor lessors that they will recover those residuals when the leases mature. At December 31, 2001, the amount of our obligations to lessors for these residuals did not exceed the amount we expect to recover from the manufacturer. Because our lease payments and residual guarantees do not cover more than 90% of the leased tractor's cost, these lease agreements are accounted for as operating leases and rentals are recorded to rent expense over the terms of the leases.
	Offsetting our lease residual guarantees, when our tractors were originally leased, the tractor manufacturer has agreed to re-purchase the tractors at the end of the term of the lease. The price to be paid by the manufacturer is generally equal to the full amount of the lessor's residual.
When a leased tractor is removed from service, we pay the residual to the lessor and collect the funds from the manufacturer.
	Most of our $35 million obligation to acquire equipment during 2002 and 2003 relates to tractors. We expect to lease these tractors when they are placed into service during 2002 and 2003.
	We also lease a significant portion of our company-operated trailers. Because trailer leases generally do not involve guaranteed residuals, the lessor is fully at risk for the end-of-term value of the asset. Before 2001, the market value of used trailers was higher than it was during 2001.
	Due to the decline in values, many leasing companies incurred losses on their trailers that came off of lease in 2001. These losses have caused some lessors to exit the trailer leasing market and others to reduce the amount of their anticipated end-of-term residuals on leases commencing during 2001 and beyond. These reduced residual expectations will result in higher rental payments during the term of the lease.
	Our primary objective in leasing trailers has been the lower expense such arrangements had as compared to purchasing the asset ourselves. Because this advantage may no longer be as readily available to us in the future, we expect to buy, rather than lease more of our new trailers during 2002 and 2003.
Trailers we buy will be paid for with proceeds from old trailers we sell, with borrowed funds and with cashflows from operations.
	Our lease commitments for 2002 and 2003 also include $1.1 and $0.5 million, respectively for rentals of tractors owned by 2 of our senior officers. Because the terms of these leases with related parties are more flexible than those governing tractors we lease from unaffiliated lessors, we pay the officers a modest premium over the rentals we pay to unaffiliated lessors. We also rent, on a month-to-month basis, certain trailers from the same officers at rates that are generally less than market-rate monthly trailer rentals.
	During 2000, we entered into a new $50 million credit agreement with a group of three banks. The credit agreement, which has since been amended, expires on June 1, 2002, and we may elect to convert the outstanding balance into a term loan. Debt is secured by our revenue equipment, trade accounts receivable and inventories.
	In December of 2001, our credit agreement was amended to obtain the bank's consent to sell our trailer and refrigeration unit dealership business in December 2001. That amendment provided, among other things, that the amount of credit available to us was reduced from $50 million to $33 1/3 million, that the interest margins applied to borrowing were increased by 50 basis points and that the term-loan option available to us was shortened from 48 to 13 months. The amended credit agreement expires on June 1, 2002.
	If we were to elect the term loan option available to us at that time, the term loan would be due on July 1, 2003, and one-fourth of the loan amount would be paid in 12 monthly installments beginning July 1, 2002. If we were to elect the term loan option, $4.7 million in letters of credit issued under the credit agreement at December 31, 2001 would likely be funded, resulting in $4.7 million more debt and $4.7 million in other non-current assets on our balance sheet.
     We are currently discussing the potential terms and conditions of a replacement credit facility with some banks and other lenders. Based on those discussions, we expect to obtain new financing on terms no more stringent than presently available to us.
	Our primary needs for capital resources are to finance working capital, capital expenditures and, from time to time, acquisitions. (The credit agreement requires the banks' approval prior to an acquisition.) Our working capital investment typically increases during periods of sales expansion when higher levels of receivables and, with regard to non-freight operations, inventory are present.
     On April 1, 2002 we announced a retroactive change in the manner by which we account for a life insurance policy that we own. The balance sheet impact of the change was to reduce shareholders' equity by $7.1 million as of December 31, 2001. Because our credit agreement contains restrictions as to the minimum amount of our shareholders' equity, on March 29, we and the banks amended the credit agreement. The amended agreement accommodates the reduction of shareholders' equity, retroactively to December 31, 2001.
	We had long-term debt including current maturities of $2 million as of December 31, 2001. Also, we had issued $4.7 million on letters of credit in connection with our risk management and leasing programs. Therefore, the unused portion of the credit facility was approximately $27 million.
	We plan to add up to 50 tractors to our company-operated fleet during 2002. Approximately 170 three-year old tractors, presently scheduled for retirement during 2002, are expected to be replaced. These expenditures will be financed with internally generated funds, borrowings under available credit agreements and leasing. We expect these sources of capital to be sufficient to finance the company's operations.
	During 2001 and 2000, cash provided by operating activities was $10.9 million and $11.6 million, respectively, as compared to cash used in operations of $3.8 million in 1999. These fluctuations have resulted from volatility in profitability coupled with fluctuating working capital.
	Expenditures for property and equipment totaled $11.7 million in 2001, $7.7 million in 2000, and $28.3 million during 1999. In addition, we financed, through operating leases, the acquisition of revenue equipment valued at approximately $40 million in 2001, $36 million in 2000, and $40 million during 1999.

Fair Value of Financial Instruments
-----------------------------------
	As of December 31, 2001, debt was $2.0 million, which approximated fair market value.
	During 2000 and 2001, we contributed approximately 237,000 shares of treasury stock into a rabbi trust for benefit of participants in a SERP. At December 31, 2001, 137,000 shares remained in the trust. The EITF has stated that the assets, liabilities and income (realized and unrealized) of such trusts must be reflected in our financial statements. If trust assets are invested in our common stock, EITF Issue 97-14 requires that future pre-tax income reflect changes in our stock's value. Future net income will be increased or decreased to reflect changes in the value of our shares held by the rabbi trust.
	We own life insurance policies that have cash surrender value. The investment returns earned by the insurance company serve to pay insurance costs and increase cash surrender value, which is a key determinant of the amount that we could receive pursuant to the policy as of the date of our financial statements. Accordingly, changes in the market value of and returns from those investments could impact the value of our life insurance assets.
	We held no other material market risk sensitive instruments (for trading or non-trading purposes) that would involve significant relevant market risks, such as equity price risk. Accordingly, the potential loss in our future earnings resulting from changes in such market rates or prices is not significant.









Critical Accounting Policies
----------------------------
	We have a number of critical accounting policies. These require a more significant amount of management judgement than the other accounting policies we employ.
	The trucking business involves an inherent risk of injury to our employees and the public. Prior to 2002, we retained the first $500,000 and $1 million of these risks, respectively, on a per occurrence basis, due primarily to conditions in the insurance marketplace. In 2002, we will retain the first $1 million for work-related injuries and the first $5 million for public liability risk. Since our company was founded in 1946, events above the level of our pre-2002 retentions have been extremely rare.
	Because 2002's public liability and work-related injury retentions are significantly higher than in previous years, the potential adverse impact a single occurrence can have on our finances is more significant than before.
When an event involving potential liability for one of these risks occurs, our internal staff of risk management professionals, in conjunction with management, estimates the most probable amount of our loss at the outcome of settlement or litigation. Our risk management department will, if appropriate, establish a reserve for this estimate. As additional information becomes available, we increase or reduce the amount of this reserve. We also maintain additional reserves for public liability and work-related injury events that may have been incurred but not reported.
	We extend credit terms to our customers. We also establish a reserve to represent our estimate of accounts that will not ultimately be collected.
Once we conclude that a specific invoice is unlikely to be paid by the customer, we charge the invoice against the reserve. We estimate the amount of our bad debt reserve based on the composite age of our receivables. During 2001, the amount of our bad debt reserve declined by $3.1 million and the amount of receivables that were more than 90 days old also declined by a similar amount. Because we estimate our bad debt reserve based on the aging of our accounts receivable, significant changes in our receivables aging could impact our financial profits and financial condition.
	Our deferred tax liability is stated net of offsetting deferred tax assets. The assets consist of anticipated future tax deductions for an operating loss carryforward as well as insurance and bad debt expenses which have been reflected on our income statement but which are not yet tax deductible. We believe it is more likely than not that sufficient taxable income will occur in time to realize the full value of our tax assets. If our expectation of such realizability diminishes, we may be required to establish a valuation allowance on our balance sheet. This could diminish our net income.

New Accounting Pronouncements
-----------------------------
     In July 2001, the Financial Accounting Standards Board ("FASB") issued two new statements, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").
SFAS 141 supersedes Accounting Principles Board Opinion No. 16,
"Business Combinations", eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. SFAS 141 is effective for all transactions completed after June 30, 2001, except transactions using the pooling-of-interests method that were initiated prior to July 1, 2001. Because we had no business combination transactions in process or otherwise initiated at June 30, 2001, adoption of SFAS 141 did not have an impact on our consolidated financial statements.
     SFAS 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets". It eliminates the requirement to amortize goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with a defined life and requires impairment testing and recognition for goodwill and intangible assets. SFAS 142 became effective on January 1, 2002. Because we do not have a significant amount of goodwill included on our balance sheet, SFAS 142 did not have an impact on our consolidated financial statements.
     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB 30"). SFAS 144 retains the fundamental provisions of SFAS 121 and the basic requirements of APB 30; however, it establishes a single accounting model to be used for long-lived assets to be disposed of by sale and it expands the presentation of discontinued operations to include more disposal transactions. The provisions of SFAS 144 became effective January 1, 2002. Our adoption of SFAS 144 did not have an impact on our consolidated financial statements.
                             *********




















































Five-Year Financial and Statistical Information
-----------------------------------------------
(unaudited and in thousands, except
ratio, rate, equipment and per-share
amounts)                           2001     2000     1999     1998     1997
                                   ----     ----     ----     ----     ----
Summary of Operations
   Total revenue                  378,409  392,393  372,149  349,932  316,568
   Operating expenses             376,751  390,664  387,384  333,179  301,508
   Net (loss) income*                (154)  (1,335) (12,575)   9,252    8,397
   Pre-tax margin*                    -       (0.5)%   (5.3)%    4.3%     4.0%
   After-tax return on equity*       (0.2)%   (1.8)%  (15.1)%   10.4%    10.1%
   Net (loss) income per
     common share, diluted*          (.01)    (.08)    (.77)     .54      .49
Financial Data
   Working capital                 25,124   37,016   12,054   39,353   44,979
   Current ratio                      1.7      1.9      1.2      2.2      2.4
   Cash provided by (used in)
     operations*                   10,890   11,641   (3,826)  12,610   27,193
   Capital expenditures, net        4,922      129   23,917   22,236    7,955
   Debt                             2,000   14,000   26,500      -        -
   Shareholders' equity*           74,576   74,387   75,614   91,215   86,742
   Debt-to-equity ratio*              -         .2       .4      -        -
Common Stock
   Average shares outstanding,
     diluted                       16,378   16,318   16,352   17,039   17,056
   Book value per share*             4.50     4.54     4.63     5.53     5.15
   Market value per share
     High                           2.790    4.875    8.500   10.500   10.250
     Low                            1.500    1.234    3.250    5.688    8.375
Revenue
   Full-truckload                 236,443  221,623  211,545  206,098  190,576
   Less-than-truckload             90,888  101,932   99,357  100,015   95,522
   TL/LTL % revenue contribution    62/24    57/26    57/27    59/29    60/30
Equipment in Service at Yearend
   Tractors
     Company operated               1,389    1,265    1,240    1,328    1,220
     Provided by owner-operators      704      753      690      672      628
                                    -----    -----    -----    -----    -----
       Total                        2,093    2,018    1,930    2,000    1,848
   Trailers
     Company operated               3,082    3,150    3,335    2,940    2,784
     Provided by owner-operators       21       25       23       22       23
                                    -----    -----    -----    -----    -----
       Total                        3,103    3,175    3,358    2,962    2,807
Full-Truckload
   Revenue                        236,443  221,623  211,545  206,098  190,576
   Loaded miles                   166,322  158,041  157,248  155,045  143,902
   Shipments                        178.5    173.9    165.0    166.0    156.9
   Revenue per shipment             1,325    1,274    1,282    1,242    1,215
   Loaded miles per shipment          932      919      953      934      917
   Revenue per loaded mile           1.42     1.40     1.35     1.33     1.32
   Shipments per business day         708      690      655      659      623
   Revenue per business day           938      879      839      817      756
Less-than-Truckload
   Revenue                         90,888  101,932   99,357  100,015   95,522
   Hundredweight                    7,386    8,290    8,075    8,502    8,537
   Shipments                        253.0    284.4    277.9    293.1    293.1
   Revenue per shipment               359      358      358      341      326
   Revenue per hundredweight        12.31    12.29    12.30    11.76    11.19
   Revenue per business day           361      404      394      397      379
   Pounds per shipment              2,919    2,915    2,906    2,901    2,913

*Prior year amounts have been restated.  See Note 2 of the Consolidated Notes.

               ********************************************************

Consolidated Statements of Income
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31,
(in thousands, except per share amounts)

                                              2001      2000*     1999*
                                              ----      ----      ----
Revenue
   Freight revenue                          $327,331  $323,555  $310,902
   Non-freight revenue                        51,078    68,838    61,247
                                             -------   -------   -------
                                             378,409   392,393   372,149
Costs and expenses                           -------   -------   -------
   Freight operating expenses
     Salaries, wages and related expenses     87,900    87,984    88,734
     Purchased transportation                 73,897    77,833    70,353
     Supplies and expenses                    98,545    94,719    88,870
     Revenue equipment rent                   27,024    25,144    26,949
     Depreciation                             11,458    11,582    11,752
     Communications and utilities              3,766     4,325     3,949
     Claims and insurance                     16,673    18,040    18,577
     Operating taxes and licenses              3,808     4,239     5,488
     Gain on disposition of equipment         (1,440)   (1,604)     (594)
     Miscellaneous expense                     3,230     3,969     6,674
     Impairment of long-lived assets             -         -       2,656
     Restructuring                               -      (1,821)    3,721
                                             -------   -------   -------
                                             324,861   324,410   327,129
  Non-freight costs and operating expenses    51,890    66,254    60,255
                                             -------   -------   -------
                                             376,751   390,664   387,384
                                             -------   -------   -------
Income (loss) from operations                  1,658     1,729   (15,235)
Interest and other expense*                    1,710     3,722     4,464
                                             -------   -------   -------
Loss before income tax*                          (52)   (1,993)  (19,699)
Income tax provision (benefit)                   102      (658)   (7,124)
							   -------   -------   -------
Net loss*                                   $   (154) $ (1,335) $(12,575)
                                             =======   =======   =======
Net loss per share of common stock*
  Basic                                     $   (.01) $   (.08) $   (.77)
  Diluted                                   $   (.01) $   (.08) $   (.77)
----------------------                       =======   =======   =======
See accompanying notes.
*Prior year amounts have been restated. See Note 2 of the Consolidated Notes.
             ***********************************************


















Consolidated Balance Sheets
Frozen Food Express Industries, Inc. and Subsidiaries
As of December 31,
(in thousands)

                                                 2001        2000*
Assets                                           ----        ----
  Current assets
     Cash and cash equivalents                 $  3,236    $  1,222
     Accounts receivable, net                    39,600      47,652
     Inventories                                  7,409      17,208
     Tires on equipment in use                    4,558       4,424
     Other current assets                         5,246       7,546
                                                -------     -------
       Total current assets                      60,049      78,052
  Property and equipment, net                    55,154      61,899
  Other assets *                                 11,334       7,148
                                                -------     -------
                                               $126,537    $147,099
                                                =======     =======
Liabilities and Shareholders' Equity
  Current liabilities
     Accounts payable                          $ 19,056    $ 22,209
     Accrued claims                               7,960       8,101
     Accrued payroll                              5,471       5,834
     Current maturities of long-term debt           250         -
     Deferred federal income tax                    289         416
     Accrued liabilities                          1,899       4,476
                                                -------     -------
       Total current liabilities                 34,925      41,036
  Long-term debt                                  1,750      14,000
  Deferred federal income tax                     2,186       1,551
  Accrued claims and liabilities                 13,100      16,125
  Commitments and contingencies                     -           -
                                                -------     -------
                                                 51,961      72,712
Shareholders' equity                            -------     -------
  Common stock (17,281 shares issued)            25,921      25,921
  Additional paid-in capital                      3,753       4,655
  Retained earnings *                            50,403      50,557
                                                -------     -------
                                                 80,077      81,133
	Less - Treasury stock (845 and
       965 shares), at cost                       5,501       6,746
                                                -------     -------
       Total shareholders' equity                74,576      74,387
                                                -------     -------
                                               $126,537    $147,099
                                                =======     =======

----------------------
See accompanying notes.
* Prior year amounts have been restated. See Note 2 of the Consolidated Notes.

                    *************************************











Consolidated Statements of Cash Flows
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended  December 31,
(in thousands)
                                                2001        2000*      1999*
                                                ----        ----       ----
Cash flows from operating activities
   Net loss *                                  $  (154)    $(1,335)  $(12,575)
     Non-cash items involved in net loss
       Depreciation and amortization            15,459      15,988     13,564
       Provision for losses on accounts
         receivable                              2,143       3,122      5,296
       Deferred federal income tax                 508        (539)    (6,124)
       Gain on disposition of equipment         (1,440)     (1,604)      (594)
	 Life insurance *                           (927)	(1,144)	 (822)
       Impairment of long-lived assets             -           -        2,656
       Restructuring expense                       -        (1,821)     3,721
       Non-cash contribution to employee
         benefit plans                             368         169        -
   Change in assets and liabilities,
     net of divestiture
       Accounts receivable                       1,576         922    (13,359)
       Inventories                                 642         511     (5,144)
       Tires on equipment in use                (2,498)     (1,410)       240
       Other current assets                      1,868      (3,520)      (719)
       Accounts payable                         (1,917)     (1,399)     6,505
       Accrued claims and liabilities           (4,774)      3,757      5,377
       Accrued payroll                              36         (56)      (744)
       Federal income tax payable                  -           -       (1,104)
                                                ------      ------     ------
     Net cash provided by (used in)
       operating activities                     10,890      11,641     (3,826)
                                                ------      ------     ------
Cash flows from investing activities
   Proceeds from divestiture                     6,832         -          -
   Expenditures for property and equipment     (11,746)     (7,711)   (28,294)
   Proceeds from sale of property and
     equipment                                   6,824       7,582      4,377
   Other*                                        1,239         658       (141)
                                                ------      ------     ------
     Net cash provided by (used in)
       investing activities                      3,149         529    (24,058)
                                                ------      ------     ------
Cash flows from financing activities
   Borrowings                                   20,000      19,000     72,500
   Payments against borrowings                 (32,000)    (31,500)   (46,000)
   Cash dividends paid                             -           -       (1,472)
   Proceeds from sale of treasury stock            -           257        198
   Purchases of treasury stock                     (25)       (318)    (1,752)
     Net cash (used in) provided by             ------      ------     ------
       financing activities                    (12,025)    (12,561)    23,474
                                                ------      ------     ------
Net increase (decrease) in cash and
   cash equivalents                              2,014        (391)    (4,410)
Cash and cash equivalents at beginning of year   1,222       1,613      6,023
                                                ------      ------     ------
Cash and cash equivalents at end of year       $ 3,236     $ 1,222   $  1,613
                                                ======      ======     ======
--------------------------
See accompanying notes.
* Prior year amounts have been restated. See Note 2 of Consolidated Notes.

                 *******************************************



Consolidated Statements of Shareholders' Equity
Frozen Food Express Industries, Inc. and Subsidiaries
Three Years Ended December 31, 2001
(in thousands)

               Shares   Par
                 of    Value                      Shares    Cost
               Common   of    Additional            of       of      Total
               Stock   Common  Paid-In Retained Treasury Treasury Shareholders'
               Issued  Stock   Capital Earnings   Stock    Stock    Equity
               ------  -----   -------  --------  -----    -----    ------

At 12/31/1998
 as previously
 reported      17,281 $25,921  $5,323  $73,001      782   $5,968   $98,277
Effect of
 restatement
 (see Note 2)     -       -       -     (7,062)     -        -      (7,062)
Net loss*         -       -       -    (12,575)     -        -     (12,575)
Cash dividends
 paid             -       -       -     (1,472)     -        -      (1,472)
Treasury stock
 reacquired       -       -       -        -        239    1,752    (1,752)
Exercise of
 stock options    -       -      (267)     -        (61)    (465)      198
               ------  ------   -----   ------      ---    -----    ------
At 12/31/1999* 17,281  25,921   5,056   51,892      960    7,255    75,614

Net loss*         -       -       -     (1,335)     -        -      (1,335)
Treasury stock
 reacquired       -       -       -        -        115      318      (318)
Treasury stock
 reissued         -       -      (305)     -        (94)    (706)      401
Exercise of
 stock options    -       -       (96)     -        (16)    (121)       25
               ------  ------   -----   ------      ---    -----    ------
At 12/31/2000* 17,281  25,921   4,655   50,557      965    6,746    74,387

Net loss          -       -       -       (154)     -        -        (154)
Treasury stock
 reacquired       -       -       -        -         11       25       (25)
Treasury stock
 reissued         -       -      (902)     -       (131)  (1,270)      368
               ------  ------   -----   ------      ---    -----    ------
At 12/31/2001  17,281 $25,921  $3,753  $50,403      845   $5,501   $74,576
               ======  ======   =====   ======      ===    =====    ======
See accompanying notes.
*Prior year amounts have been restated. See Note 2 of the Consolidated Notes.
                 *********************************************

















Notes to Consolidated Financial Statements
------------------------------------------

1.	Summary of Significant Accounting Policies
     ------------------------------------------
	Principles of Consolidation - These consolidated financial statements include Frozen Food Express Industries, Inc., a Texas corporation, and our subsidiaries, all of which are wholly-owned. We are primarily engaged in motor carrier transportation of perishable commodities, providing service for full-truckload and less-than-truckload throughout
North America. All significant intercompany balances and transactions have been eliminated in consolidation.
	Accounting Estimates - The preparation of financial statements requires estimates and assumptions that affect the value of assets, liabilities, revenue and expenses. Estimates and assumptions also influence the disclosure of contingent assets and liabilities. Actual outcomes may vary from these estimates and assumptions.
	Cash Equivalents - We consider all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.
	Accounts Receivable - We extend trade credit to our customers who are primarily located in the United States. Accounts receivable from customers are stated net of estimated allowances for doubtful accounts of $4.3 million and $7.4 million as of December 31, 2001 and 2000, respectively.
	Inventories - Inventories are valued at the lower of cost (principally weighted average cost) or market and primarily consist of finished products which are ready for resale.
	Tires - We record the cost of tires purchased with vehicles and replacement tires as a current asset. Tires are then recorded to expense on a per-mile basis.
	Accrued Claims - We record an expense equal to our estimate of our liability for work-related or cargo claims at the time an event occurs.
 If additional information subsequently becomes available, we then determine whether our estimate should be revised.
	Freight Revenue and Expense Recognition - Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper. The Securities and Exchange Commission has issued a Staff Accounting Bulletin ("SAB") which provides guidance on revenue recognition issues in financial statements. We have reviewed our revenue recognition policies and determined that we are in compliance with the SAB.
	Income Taxes - Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts and are valued based upon statutory tax rates anticipated to be in effect when temporary differences are expected to reverse.
	Long-Lived Assets - We periodically evaluate whether the remaining useful life of our long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, we use an estimate of the asset's undiscounted cash flow in evaluating whether an impairment exists. If an impairment exists, the asset is written down to net market value. Included in other non-current assets are costs associated with life insurance policies and related investments.
     Prior Period Amounts - Certain other prior period amounts have been reclassified to conform with the current year presentation.


2.   Prior Year Restatement
     ----------------------
	In March of 2002, we retroactively changed the manner in which we account for a life insurance policy that we acquired in 1993. The life insurance policy, with a death benefit of at least $17.25 million, was purchased to provide us funds with which we could purchase a large block of our common stock owned by a non-employee shareholder.
	Beginning in 1993, we had capitalized the premium payments as an investment to purchase the shares in the future. We have changed the manner in which we account for the insurance policy. We now expense the excess of the premiums over the amount that we could actually realize under the insurance contract as of the date of the related financial statements in accordance with the provisions of Financial Accounting Standards Board Technical Bulletin 85-4, "Accounting for
Purchases of Life Insurance". Benefit proceeds under the policy, if any, (and to the extent they exceed the book value of the policy) will be recorded as a non-operating gain in the future. Accordingly, for 2000 and 1999, our operating income and our restated net loss and net loss per share were as follows (in millions):

                                        2000      1999
                                        ----      ----
	Operating income (loss):
       As previously reported          $  1.7    $(15.2)
       As restated                        1.7     (15.2)
	Net loss:
       As previously reported          $ (1.2)   $(12.1)
       As restated                       (1.3)    (12.6)
     	Net loss per share:
       As previously reported          $ (.07)   $ (.74)
       As restated                       (.08)     (.77)


3.   Divestiture
     -----------
	In December 2001, we sold the largest component of our non-freight
operations.   The business we sold is a dealership involved in the sale
and service of semi trailers and related refrigeration equipment. It had been operating under the name of W&B Refrigeration Service Company.
	The buyer group was led by our former employee who until the date of the sale managed the dealership on our behalf. We sold the majority of the operating assets of the dealership including accounts receivable, inventory, machinery, equipment and one real estate asset. The buyer also assumed all liabilities associated with the dealership including, but not limited to accounts payable and accrued payroll. The assets we sold had a net book value of $14.7 million. The assumed liabilities totaled approximately $2.8 million. There was no gain or loss on this transaction.
	When the sale closed, we received as consideration $6.8 million in cash, a note receivable from the buyer for $4.1 million and a limited partnership interest in the buyer group to which we assigned a value of $1 million, based on our estimate of its fair market value. Our note receivable from the buyer is subordinated to senior debt which the buyer borrowed to obtain the cash we received at closing. The note must be repaid in 3 equal installments in December 2007, 2008 and 2009, until which time monthly interest payments are due. At December 31, 2001, the note bore interest at 7%. Because we retained a 19.9% ownership interest in the buyer group, we were precluded from accounting for the dealership as a discontinued operation. The note and partnership interest are included in other non-current assets on our balance sheet.
We will account for our limited partnership interest according to the equity method.
	Our total non-freight revenue was $51.1 million for 2001, $68.8 million for 2000 and $61.2 million for 1999. Had revenue from the sold dealership not been included in each of those years operations, our non-freight revenue would have been $9.6 million for 2001, $10.5 million for 2000 and $9.2 million for 1999.
	During 2000 and 1999, our consolidated pre-tax losses were $2.0 million and $19.7 million, respectively. Had the results of the sold dealership not been included in the pre-tax results for these years, our consolidated pre-tax loss would have been $2.0 million for 2000 and $20.1 million for 1999. For 2001, our consolidated pre-tax income would have been $1.1 million as compared to 2001's pre-tax loss of $52,000.



4.	Property and Equipment
     ----------------------
	Depreciation expense is recorded by the straight-line method. Repairs and maintenance are charged to expense as incurred. Property and equipment is shown at historical cost and consists of the following (in thousands):
                                      December 31,      Estimated
                                      -----------      Useful Life
                                     2001      2000      (Years)
                                     ----      ----       -----
     Land                          $  4,215  $  4,845       -
     Buildings and improvements      16,118    16,421    20 - 30
     Revenue equipment               50,481    53,098     3 -  7
     Service equipment               15,708    17,233     2 - 20
     Computer, software and
       related equipment             21,008    20,235     3 - 12
                                    -------   -------
                                    107,530   111,832

     Less accumulated depreciation   52,376    49,933
                                    -------   -------
                                   $ 55,154  $ 61,899
                                    =======   =======

5.	Debt
     ----
	As of December 31, 2001, we had a $33 1/3 million secured line of credit pursuant to a revolving credit agreement with three commercial banks. Interest is due quarterly. We may elect to borrow at a daily interest rate based on the bank's prime rate or for specified periods of time at fixed interest rates which are based on the London Interbank
Offered Rate in effect at the time of a fixed rate borrowing.  At
December 31, 2001, $2 million was borrowed against this facility.
	Loans are secured by liens against our inventory, trade accounts receivable and over-the-road trucking equipment. The agreement also contains a pricing "grid" where increased levels of profitability and cash flows or reduced levels of indebtedness can reduce the rates of interest expense we incur. The agreement restricts, among other things, payments of cash dividends, repurchase of our stock and the amount of our capital expenditures. The amount we may borrow under the facility may not exceed the lesser of $33 1/3 million, as adjusted for letters of credit and other debt as defined in the agreement, a borrowing base or a multiple of a measure of cashflow as described in the agreement.
	The agreement expires on June 1, 2002, prior to which time we may elect to convert the amount then borrowed to a 13-month term loan. The term loan would be payable in 12 monthly installments beginning July 1, 2002, each in an amount equal to 1/48 of the amount borrowed. A final payment equal to the remaining 75% would be due on July 1, 2003.
Because six of the monthly payments would be due during 2002, we have classified 6/48 of our long-term debt as a current liability at December
31, 2001.  We intend to refinance this facility prior to June 1, 2002.
     In March 2002, we retroactively changed the manner by which we account for a life insurance policy that we own. The cumulative balance sheet impact of the change was to reduce shareholders' equity by $7.1 million as of December 31, 2001. Because our credit agreement contains restrictions as to the minimum amount of our shareholders' equity, on March 29, we and the banks amended the credit agreement. The amended agreement accommodates the reduction of shareholders' equity, retroactively to December 31, 2001.
	Letters of Credit issued against the credit facility in connection with our risk management and leasing programs totaling approximately
$4.7 million were in effect as of December 31, 2001. Accordingly, approximately $26.6 million was available under the agreement. Total interest payments under the credit line during 2001, 2000 and 1999 were $1,118,000, $2,155,000 and $1,341,000, respectively. The weighted average interest rate we incurred during 2001 was 6.9%.

6.	Commitments and Contingencies
     -----------------------------
	We lease real estate and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 2001 were (in thousands):
                                 Third      Related
                                Parties     Parties      Total
                                -------     -------      -----
               2002             $24,907     $1,123      $26,030
               2003              18,406        454       18,860
               2004              10,358        -         10,358
               2005               4,545        -          4,545
               2006               2,931        -          2,931
               After 2006         1,360        -          1,360
                                 ------      -----       ------
               Total            $62,507     $1,577      $64,084
                                 ======      =====       ======

	Related parties involve tractors leased from two of our officers under non-cancelable operating leases. For 2001, 2000 and 1999, payments to officers under these leases were $1.6 million, $1.8 million and $1.4 million, respectively. Because the terms of our leases with related parties are more flexible than those governing tractors we lease from unaffiliated lessors, we pay the officers a modest premium over the rentals we pay to unaffiliated lessors. We also rent, on a month-to-month basis, certain trailers from the same officers at rates that are generally less than market-rate monthly trailer rentals.
	At December 31, 2001, we had commitments of approximately $35 million for the purchase of revenue equipment during 2002 and 2003 and $1.3 million for a life insurance premium due during November, 2002.
	We have accrued for costs related to public liability, cargo and work-related injury claims. When an incident occurs we record a reserve for the incident's estimated outcome. As additional information becomes available, adjustments are made. Accrued claims liabilities include all such reserves and our estimate for incidents which may have been incurred but not reported. In our opinion, any additional costs incurred over amounts incurred to resolve these claims will not materially deviate from the aggregate amounts accrued. At December 31, 2001, we had established $4.7 million of irrevocable letters of credit in favor of insurance companies and pursuant to certain insurance and leasing agreements.

7.	Financing and Investing Activities Not Affecting Cash
     -----------------------------------------------------
	During 2001 and 2000, we funded contributions to a Supplemental Executive Retirement Plan (a "SERP") and our 401(k) savings plan by transferring 187,188 and 79,346 shares, respectively, of treasury stock to the plan trustees. We recorded expense for the fair market value of the shares, which at the time of the contributions, was approximately $368,000 for 2001 and $169,000 for 2000.
	On December 26, 2001, we sold the largest component of our non-freight business. In addition to $6.8 million cash the buyer paid us, the buyer executed a note payable to us for $4.1 million and assumed liabilities of the business amounting to $2.8 million. The buyer also issued us a 19.9% interest in the buyer's business which we value at $1.0 million.
	As of December 31, 2001 and 2000, accounts receivable included $549,000 and $735,000, respectively, from the sale of equipment retired and sold in those years. At December 31, 2001 and 2000, accounts payable included $260,000 and $118,000, respectively, related to capital expenditures.





8.	Savings Plan
     ------------
	We sponsor a 401(k) Savings Plan for our employees. Our contributions to the 401(k) are determined by reference to voluntary contributions made by each of our employees. Additional contributions are made at the discretion of the Board of Directors. Prior to 2001, our 401(k) contributions were made in cash. Beginning in late 2001, we paid our contributions with shares of our treasury stock. For 2001, 2000 and 1999, our total cash contributions to the 401(k) were approximately $1,091,000, $1,370,000 and $1,481,000, respectively. During 2001, we also contributed 29,000 shares of our treasury stock valued at $62,000 to the 401(k).

9.	Net Loss Per Share of Common Stock
     ----------------------------------
	Our basic loss per share was computed by dividing our net loss by the weighted average number of shares of common stock outstanding during the year. The table below sets forth information regarding weighted average basic and diluted shares (in thousands):

                                       2001      2000      1999
                                       -----     ----      ----
     Basic Shares                      16,378    16,318    16,352
     Common Stock Equivalents             -         -         -
                                       ------    ------    ------
     Diluted Shares                    16,378    16,318    16,352
                                       ======    ======    ======

	For 2001, 2000 and 1999, approximately 15,000, 18,000 and 81,000, respectively, of common stock equivalent shares were excluded because their impact would have been anti-dilutive. All common stock equivalents result from stock options.

10.	Income Taxes
     ------------
     No federal income taxes were paid during 2001, 2000 or 1999. Net operating loss carryforwards will begin to expire in 2020. Changes in the primary components of the net deferred tax liability were (in thousands):
                                     December 31,             December 31,
                                        2000       Activity      2001
                                        ----       --------      ----
    Deferred Tax Assets:
      Accrued claims                  $  7,215     $  (617)    $  6,598
      Net operating loss                   965          (7)         958
      Allowance for bad debts            2,654      (1,026)       1,628
                                        ------      ------       ------
                                        10,834      (1,650)       9,184
                                        ------      ------       ------
    Deferred Tax Liabilities:
      Prepaid expense                   (2,775)        174       (2,601)
      Property and equipment            (7,658)      1,181       (6,477)
      Other                             (2,368)       (213)      (2,581)
                                        ------      ------       ------
                                       (12,801)      1,142      (11,659)
                                        ------      ------       ------
                                      $ (1,967)    $  (508)    $ (2,475)
                                        ======      ======       ======










	The provision for (benefit from) income tax consists of the following (in thousands):

                                         2001      2000      1999
     Taxes currently payable:            ----      ----      ----
        Federal                         $(415)    $(114)   $(1,104)
        State                               9        (5)       104
        Deferred federal taxes            508      (539)    (6,124)
                                          ---      ----      -----
     Total provision (benefit)          $ 102     $(658)   $(7,124)
                                          ===      ====      =====

	Differences between the statutory federal income tax expense (benefit) and our effective income tax expense (benefit) are as follows (in thousands):


                                                 2001      2000      1999
                                                 ----      ----      ----
Income tax benefit at statutory federal rate    $ (18)    $(636)   $(6,739)
Non-deductible life insurance expense             116        42        156
State income taxes and other                        4       (64)      (541)
                                                  ---      ----     ------
                                                 $102     $(658)   $(7,124)
                                                  ===      ====     ======

11.	Shareholders' Equity
     --------------------
	Since before 1999 there have been authorized 40 million shares of our $1.50 par value common stock.
	Our stock option plans provide that options may be granted to officers and employees at our stock's fair market value on the date of grant and to our non-employee directors at the greater of $1.50 or 50%
of the market value at date of grant. Options may be granted for 10 years following plan adoption. Options expire 10 years after a grant.
	The following table summarizes information regarding stock options (in thousands, except per-share amounts):

                                                2001      2000      1999
                                                ----      ----      ----
Options outstanding at beginning of year        3,554     3,182    3,217
Cancelled                                      (1,183)     (323)    (566)
Granted                                            45       711      592
Exercised                                          -        (16)     (61)
                                                -----     -----    -----
Options outstanding at year-end                 2,416     3,554    3,182
                                                =====     =====    =====
Exercisable options                             1,076     1,363    1,402
Options available for future grants             2,748     1,642    2,045

Expense from director stock options            $    9    $   29   $   35
Weighted average price of options
     Cancelled during year                     $ 9.20    $ 8.36   $ 8.66
     Granted during year                       $ 1.89    $ 2.77   $ 7.70
     Exercised during year                        -      $ 2.36   $ 3.13
     Outstanding at year-end                   $ 6.47    $ 7.44   $ 8.55
                                                =====     =====    =====










     The range of unexercised option prices at December 31, 2001 was as follows:
                  Quantity of Options
                     (in thousands)         Priced Between
                     --------------         --------------
                           816              $1.00 - $ 5.00
                           582              $5.01 - $ 8.00
                         1,018              $8.01 - $12.00
                         =====              ==============

	We apply APB Opinion 25 and related interpretations to account for our stock options. Accordingly, no expense has been recognized for stock option grants to employees. Had we elected to apply Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 to account for stock options, our net loss would have increased to $0.4, $2.3 and $13.7 million ($0.03, $0.14 and $0.84 per share) for 2001, 2000 and 1999, respectively. In calculating these amounts, we assumed that expenses from employee stock options would accrue over each option's vesting period.
	The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions:
                                            2001      2000      1999
                                            ----      ----      ----
          Risk-free interest rate           5.12%     6.00%     4.71%
          Dividend yield                     -         -        1.50%
          Volatility factor                 .477      .467      .700
          Expected life (years)              7.0       6.0       6.2
                                            ====      ====      ====

	The Black-Scholes model uses highly subjective assumptions. This model was developed for use in estimating the value of options that have no restrictions on vesting or transfer. Our stock options have such restrictions. Therefore, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
	We sponsor a SERP for the benefit of certain "highly compensated" personnel (as determined in accordance with the Employee Retirement
Income Security Act of 1974). The SERP's investment income, assets and liabilities which are contained in a rabbi trust, are included in our financial statements. During 2000 and 2001, we issued 237,000 shares of treasury stock into the rabbi trust. As of December 31, 2001, 137,000 shares remained in the trust. Consistent with the FASB's Emerging
Issues Task Force ("EITF") Issue 97-14, the shares of our common stock held in a rabbi trust are accounted for as treasury stock until SERP participants elect to liquidate the stock.
	During 2000, our Board of Directors approved a rights agreement that authorized a distribution of one common stock purchase right for each outstanding share of our common stock. The rights become exercisable if certain events generally relating to a change of control occur. Rights initially have an exercise price of $11. If such events occur, the rights will be exercisable for a number of shares having a market value equal to two times the exercise price of the rights. We may redeem the rights for $.001 each. The rights will expire in 2010, but the rights agreement is subject to review every three years by an independent committee of our Board of Directors.












12.  Operating Segments
     ------------------
 	We have two reportable operating segments as defined by SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information".
The larger segment consists of our motor carrier operations, which are conducted in a number of divisions and subsidiaries and are similar in nature. We report all motor carrier operations as one segment. The smaller segment consists of our non-freight operations that were, until December 26, 2001, engaged primarily in the sale and service of refrigeration equipment and of trailers used in freight transportation. Although we sold the transportation equipment dealership in December, we retained a 19.9% ownership interest in the buyer. We will account for that interest by the equity method. The other portions of our non-freight segment, of which we continue to own 100%, are engaged in the sale and service of air conditioning and refrigeration components.
Financial information for each segment is as follows (in millions):

                                           2001      2000      1999
                                           ----      ----      ----
       Freight Operations
          Total Revenue                   $327.3    $323.6    $310.9
          Restructuring Expense              -        (1.8)      3.7
          Operating Income (Loss)            2.5      (0.9)    (16.2)
          Total Assets                     123.8     140.3*    149.0*
       Non-Freight Operations
          Total Revenue                   $ 54.9    $ 72.6    $ 74.7
          Operating (Loss) Income           (0.8)      2.6       1.0
          Total Assets                      18.8      31.5      33.2
       Intercompany Eliminations
          Revenue                         $  3.8    $  3.8    $ 13.5
          Total Assets                      16.1      24.7      19.6
       Consolidated
          Revenue                         $378.4    $392.4    $372.1
          Restructuring Expense              -        (1.8)      3.7
          Operating Income (Loss)            1.7       1.7     (15.2)
          Total Assets                     126.5     147.1*    162.6*

          *Prior Year amounts have been restated. See Note 2.

	Intercompany eliminations relate to non-freight revenue from transfers at cost of inventory such as trailers and refrigeration units from the non-freight segment for use by the freight segment.

          ****************************************************






















              Report of Independent Public Accountant
              ---------------------------------------

To Frozen Food Express Industries, Inc.:

	We have audited the accompanying consolidated balance sheets of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001, (2000 and 1999 as restated - see Note 2 of the Consolidated Notes). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas                                /s/ ARTHUR ANDERSEN LLP
April 3, 2002                                -----------------------




           *********************************************




























Unaudited Quarterly Financial and Stock Information
---------------------------------------------------
(in thousands, except per-share amounts)
                                 First    Second    Third     Fourth
                                Quarter   Quarter   Quarter   Quarter   Year
                                -------   -------   -------   ------    ----
2001
----
Revenue                       $89,488   $99,273   $98,129   $91,519  $378,409
(Loss) Income from operations    (831)      856       818       815     1,658
Net (loss) income*               (884)      248       277       205      (154)
Net (loss) income per share of
  common stock*
   Basic                         (.05)      .02       .02       .01      (.01)
   Diluted                       (.05)      .02       .02       .01      (.01)
Common stock price per share
   High                         2.500     2.710     2.790     2.480     2.790
   Low                          1.500     1.620     1.650     1.960     1.500
Common stock trading volume     1,076     2,059       677       712     4,524
                               ======    ======    ======    ======   =======
2000
----
Revenue                       $92,416   $99,999  $101,402   $98,576  $392,393
Income (loss) from operations     258     1,904    (1,371)      938     1,729
Net (loss) income *              (594)      722    (1,500)       37    (1,335)
Net (loss) income per share of
  common stock*
   Basic                         (.04)      .04      (.09)      -        (.08)
   Diluted                       (.04)      .04      (.09)      -        (.08)
Common stock price per share
   High                         4.875     3.688     3.063     2.469     4.875
   Low                          2.906     2.250     2.281     1.234     1.234
Common stock trading volume     1,423     2,026     1,078     3,624     8,151
                               ======    ======   =======    ======   =======
* Prior year amounts have been restated. See Note 2 of the Consolidated Notes.

	As of March 2, 2002, we had approximately 5,000 beneficial shareholders, including participants in our retirement plans.