Form 10-K, Exhibit 13
period 2002-12-31
FROZEN FOOD EXPRESS INDUSTRIES INC
filed 2003-03-28
CIK 39273

EXHIBIT 13.1
                             ------------

                 Management's Discussion and Analysis
            of Financial Condition and Results of Operations
            ------------------------------------------------

Results Of Operations
---------------------
         Revenue (including revenue from our non-freight activities) decreased by 7.3% in 2002 to $350.9 million. For 2001, revenue totaled
$378.4 million and was 3.6% below 2000 revenue. Freight revenue rose by 3.4% during 2002 and 1.2% in 2001.
         For our full-truckload operations, fuel adjustment charges as a percent of revenue were 1.8%, 3.1% and 3.3% during 2002, 2001 and 2000, respectively. Excluding the impact of these charges, full-truckload revenue rose by 5.1% in 2002, 6.8% in 2001 and 1.5% in 2000. The 2002 increase principally resulted from a 7% increase in the number of full-truckload shipments, which was tempered by a reduced average length of haul. Our prices are typically a function of shipment weight, commodity type and distance traveled. We are starting to see some diminished pressure on our freight rates which has negatively impacted our results during recent years. Accordingly, during the last half of 2002, we began to increase certain of our freight rates.
         As a percent of total less-than-truckload ("LTL") revenue, fuel adjustment charges were 2.2%, 3.1% and 3.5% for 2002, 2001 and 2000, respectively. Excluding the impact of these charges, LTL revenue rose by 2.9% during 2002, due to a 2.7% increase in the number of LTL shipments we hauled. Such LTL revenue declined by 10.5% and 0.6% during 2001 and 2000, respectively. Those declines primarily resulted from a reduced number of LTL shipments in those years, partially offset by increased average shipment size.
         For decades, most of the market for nationwide refrigerated LTL service has been shared between one other company and ourselves. We competed primarily on price and breadth of services. In recent years, the competitor's annual LTL revenue was about one half as much as our LTL revenue. During December 2002, the competitor announced that it planned to cease operations and liquidate, a process that began in January 2003. As a result, we have experienced a significant increase in our LTL volume of shipments. In order to provide service to our expanded LTL customer base, in December 2002, we opened terminals near Miami, FL and Modesto, CA.
Although we expect this increased activity to carry over into future periods, there can be no assurance that will occur.
         Reduced demand for LTL services,together with the increased presence of competitors capable of arranging such services, resulted in a decrease in the number of LTL shipments we transported in 2001, as compared to 2000.
While LTL operations offer the opportunity to earn higher revenue on a per-mile and per-hundredweight basis than do full-truckload operations, the level of investment and fixed costs associated with LTL activities significantly exceed those of full-truckload activities. Accordingly, as LTL revenue fluctuates, many costs remain fixed, leveraging the impact from such revenue fluctuations on our operating income. During 2001, as LTL activity and revenue declined, many LTL-related costs remained static.
         We periodically assess the profitability of our LTL operations. As a result, we closed 5 LTL terminals during 2000 and 2001. We also periodically alter the frequency at which we service locations where freight volumes have declined and change the mix of our company-operated vs.independent contractor-provided trucks in order to more closely match our operating costs to our lower LTL revenue. At December 31, 2002, our entire LTL fleet consisted of approximately 270 tractors.
         At the end of 2002, our full-truckload fleet numbered approximately 1,880 trucks, as compared to about 1,810 at the end of 2001 and 1,725 at the end of 2000. Primarily due to the increased number of trucks, the number of full-truckload shipments rose by 7% during 2002 as compared to 2.6% in 2001.
         The number of trucks in our full-truckload company-operated fleet rose by almost 40 during 2000 and by 110 to approximately 1,300 during 2001.
As of December 31, 2002, there were approximately 1,340 tractors in our full-truckload company-operated fleet.
         Continued emphasis will be placed on improving the efficiency and the utilization of this fleet through enhanced driver training and retention, by reducing the percentage of non-revenue-producing miles, by extending the average loaded miles per shipment and through expansion of dedicated fleet operations.
         About 6% of our full-truckload company-operated fleet is now engaged in dedicated-fleet operations. In such an arrangement, we provide service involving the assignment of trucks solely to handle transportation needs of a specific customer. Generally we, and the customer, expect dedicated-fleet logistics services to lower the customer's transportation costs and improve the quality of the service. We have continued to improve our capability to provide, and expanded our efforts to market, dedicated-fleet services.
         The operation of our full-truckload fleet involves satellite technology to enhance efficiency and customer service. Location updates of each tractor are provided by this network and we exchange dispatch, fuel and other information with the driver by way of satellite.
         During non-recessionary economic periods, we typically have difficulty attracting qualified employee-drivers for our full-truckload operations. Prior to 2001, as many as 100 of our company-operated trucks were idle from time to time due to a shortage of drivers. Shortages increase costs of employee-driver compensation, training and recruiting. Significant resources are continually devoted to recruiting and retaining qualified employee-drivers and to improving their job satisfaction. As the economy softened during 2001 and 2002, the shortage of qualified drivers diminished.
         Employee-drivers, as well as all other qualified employees, partici-pate in 401(k), group health and other benefit programs. During 2001, we reduced the level of our matching 401(k) contributions from generally 100% of employee contributions to 50%. This was done as a cost cutting initiative and to set our matching policy at a level more comparable to other employers in our labor markets. We continually seek to attract and retain more qualified driver personnel. In mid-2000, we increased the per-mile rate at which full-truckload employee drivers are compensated.
         Changes in the percent of freight revenue generated from full-truckload versus LTL shipments, as well as in the mix of company-provided versus owner-operator-provided equipment and in the mix of leased versus owned equipment, contribute to variations among related operating and interest expenses.
         Salaries, wages and related expenses, as a percent of freight revenue, were 27.5%, 26.9% and 27.0% for 2002, 2001 and 2000, respectively. During 2001, a decline in work-related injuries and the reduced level of employer 401(k) contributions more than offset increased driver wages, which resulted from the addition of about 125 tractors to our company-operated fleets. Of the $5.2 million increase in salaries, wages and related expenses during 2002, about 25% came from increased non-driver payroll expense, most of which is associated with the expansion of our marketing and safety departments. About 50% of 2002's increase resulted from higher expenses related to work-related injury and the escalating cost of our group health insurance programs. As a percentage of freight revenue, driver payroll expenses declined somewhat during 2002.
         Independent-contractor equipment generated 29.5%, 26.3% and 27.7% of full-truckload revenue during 2002, 2001 and 2000, respectively. Independent contractors typically provide a tractor that they own to transport freight on our behalf. During each of the past three years, between 65% and 70% of our LTL revenue was generated by owner-operator equipment. Contractors pay for the cost of operating their tractors, including but not limited to the expense of fuel, labor, taxes and maintenance. We pay these independent-contractor owner-operators amounts generally determined by reference to the revenue associated with their activities. As of January 1, 2001, there were approximately 535 such tractors in the full-truckload fleet. At December 31, 2001, there were approximately 510 such tractors. At December 31, 2002, there were about 545. As the number of these trucks fluctuates, so too does the amount of revenue generated by such units.
         As a result of fluctuations in the quantity and revenue contribution of such equipment, and as a result of the impact of fuel adjustment charges, which are passed through to independent contractors involved in the transportation of shipments billed with such charges, the percent of freight revenue absorbed by purchased transportation rose from 22.6% in 2001 to 23.2% in 2002. For 2000, such expenses were 24.1% of freight revenue. We will attempt to further expand our fleet of owner-operator trucks during 2003.
         Supplies and expenses rose by $5.8 million in 2000, by $3.8 million in 2001 and then declined by $1.6 million during 2002. Most of 2002's decrease was related to diesel fuel for our company-operated fleet of tractors and trailers. Most of the 2001 increase was related to repairs to our company-operated fleet of tractors and trailers. The average cost per gallon of the fuel we used increased by nearly 35% during 2000. Although our 2001 average price per gallon fell by 18% by the end of the year, the average price we paid throughout 2001 did not change from 2000. During 2002, however, our average price per gallon fell by 5%.
         Sudden and dramatic fuel price volatility impacts our profits. For example, in early 2003, the average price we pay for diesel fuel increased by 35% or more compared to our average price during 2002. We have in place a number of strategies designed to address this. Owner-operators are responsible for all costs associated with their equipment, including fuel. Therefore, the cost of such fuel is not a direct expense of the company. For company-operated equipment, we attempt to mitigate the impact of fluctuating fuel costs by purchasing more fuel-efficient tractors and aggressively managing our fuel purchasing. The rates we charge for our services are usually adjustable by reference to fuel prices. Relatively high or low fuel prices can result in upward or downward adjustment of freight rates, further mitigating (but not eliminating) the impact of such volatility on our profits. Such fluctuations result from many external market factors that we cannot influence or predict. Also, each year several states increase fuel taxes. Recovery of future increases or realization of future decreases in fuel prices, if any, will continue to depend upon competitive freight-market conditions.
         We use a computer software product designed to optimize our routing and fuel purchasing. The product enables us to select the most efficient route for a trip. It also assists us in deciding how much fuel to buy at a particular fueling station. The product helps us to optimize our fuel purchasing by, among other things, analyzing the prices at various retail locations as compared to prices at other retailers along a planned route of travel. This product enabled us to reduce our fuel consumption during 2002 and 2001.
         The non-fuel components of supplies and expenses (principally repairs, tires and freight handling expenses) rose by $3.6 million in 2001 but fell by about $750,000 in 2002. The improvement during 2002 resulted from more effective management of our efforts to recruit qualified drivers.
A significant portion of 2001's increase was the result of a problem we discovered with some of our trailer axles. Certain trailers delivered during 1998 and 1999 had a re-designed hub assembly that was factory-installed with an insufficient amount of lubricant. A number of these axles and components failed, but most were replaced at our expense before failure occurred. We are seeking to recover these expenses from the manufacturers involved, but the outcome remains uncertain at this time.
         The total of revenue equipment rent and depreciation expense was 11.9% of freight revenue in 2002, 11.8% in 2001 and 11.4% in 2000. This increase was due in part to changes in the use of leasing to finance our fleet. Equipment rental includes a component of interest-related expense that is classified as non-operating expense when we incur debt to acquire equipment. Equipment rent and depreciation also are affected by the replacement of less expensive, older model company-operated tractors and trailers with more expensive new equipment.
         In 2002, our tractor replacement cycle was extended. For more than 10 years through 2001, our primary tractor manufacturer contracted to repurchase our new trucks at the end of 3 years of service for an agreed price. During 2001, as the economy softened and demand for new trucking assets slackened, the manufacturer found itself with a surplus of used trucks which were difficult to re-sell at prices near the amount the manufacturer paid. Such "sell-back" arrangements have been typical in the trucking industry for many years.
         As an accommodation to the manufacturer, in 2002 we agreed to amend our sell-back arrangement. The amendment provides that our tractors will be sold back to the manufacturer under more restrictive terms. Also, the trade-back cycle for most of our trucks in service on December 31, 2001 and for trucks delivered to us after January 1, 2002 was extended by up to 12 months. The pre-agreed-to prices for trucks delivered to us after January 1, 2002 resulted in slightly higher monthly cost over the lives of the trucks.
         In order to help us with the increased cost of maintaining tractors beyond our former 36-month replacement cycle, the manufacturer agreed to extend the warranties on specified major components of these tractors. The more restrictive terms on the trade-back will require that we more closely align our tractor purchases with resale to the manufacturer. It is probable that our maintenance costs will increase as a result of our new trade-back arrangement. We believe that we are not paying more for our new trucks than would be the case if we bought competitive equipment without such a trade-back feature.
         During 2000 through 2002, several motor carriers ceased or curtailed their level of operations. This resulted in a surplus of two-to-three year old trucking assets available in the marketplace, at deeply discounted prices, relative to the price of new equipment. We have been able to benefit from this situation by acquiring some high-quality previously-owned tractors and trailers at attractive prices. We will continue to seek out such opportunities.
         Effective in 2002, tractor manufacturers are required by federal regulations to produce trucks which produce significantly "cleaner" emissions than was formerly the case. The new trucks are more costly to purchase, and we expect them to be more expensive to maintain and to consume more fuel than is presently the case. It is possible that this requirement may increase the demand for and market value of late model previously-owned tractors, which were not affected by the new federal regulations.
         Claims and insurance expense was 5.6% of freight revenue during 2000 and declined to 5.0% in 2001 and to 4.4% for 2002. This resulted from a variety of factors, including but not limited to fewer physical damage losses. In December 2000, we renewed our liability insurance coverage. Previously, we had incurred significant but fairly predictable premiums and a comparatively low deductible for accident claims. During 1999 and 2000, insurance companies began to increase premiums by as much as 40 to 50 percent. At the same time, our overall accident frequency (measured as incidents per million miles) improved, but accidents involving personal injury became more severe. Because of these factors, in 2000, we selected a liability insurance product that featured a higher deductible and a higher premium.
         In December 2001, we again renewed this insurance. During the first
8 months of 2001, the marketplace for such coverage continued to harden.
The attacks on America resulted in a more unpredictable and costly insurance market. Trucking and other transportation companies reported significant cost increases in their insurance premiums. After a careful analysis of our claims experience and premium quotations from the limited number of carriers offering insurance to our industry in 2001, we selected a liability insurance product with reduced limits, a modestly lower premium and with a deductible of $5 million per occurrence, as compared to $1 million for the expiring policy. During 2002, we renewed our liability insurance upon essentially the same terms as in 2001.
         Continuing to maintain a $1 million deductible was cost-prohibitive. We have had very few claims costing more than that level in our history. Because the amount of our retained risk is more than before, we may need to establish greater amounts of per-claim insurance reserves and related expenses than we did before. This could significantly increase the volatility of our earnings. We will continue to monitor the insurance market. When affordable policies with lower deductibles return to the market, we will evaluate all opportunities to lower our deductible.
         Although our experience during 2002 was not as detrimental to our profitability as it might have been, we intend to recover as much of our potential increased claims and insurance expense as possible by adjusting the amount of commissions we pay our independent contractor fleet and/or increasing the rates our customers pay for our services. We will continue to emphasize occupational and operational safety in an effort to mitigate the impact of any cost increases.
         Claims and insurance expenses can vary significantly from year to year. The amount of open claims is significant. There can be no assurance that these claims will be settled without a material adverse effect on our financial position or our results of operations.
         Gains on the disposition of equipment were approximately $1.5 million in each of the three years ended December 31, 2002. The amount of such gains depends primarily upon conditions in the market for previously-owned equipment and on the quantity of retired equipment sold.
         We usually pre-arrange the retirement sales value when we accept delivery of a new tractor. Before 2000, the market for used trucking equipment was quite strong. The pre-arranged retirement value for tractors delivered in 1997-2000 were accordingly, high. During 2000 and 2001, the market value of previously-owned trucking equipment fell dramatically. The market value of these assets improved somewhat during 2002. Fluctuations in the market value of our leased equipment do not impact the pre-arranged retirement value of tractors presently in our fleet, but softness in the market for used equipment could diminish future pre-arranged retirement values. That may require us to increase the amount of depreciation and rental expense we incur in 2003 and beyond.
         We do not expect used equipment market prices to alter our current depreciation or rental expense related to trailers, but diminished market values could reduce the amount of gains on sale of trailers in future periods.
         Miscellaneous expense was $4.4 million, $3.2 million and $4.0 million during 2002, 2001 and 2000, respectively. A primary component of miscellaneous expense is our loss from uncollectable accounts receivable, which was the primary reason for the 2001 decrease as well as the 2002 increase. Increased legal fees associated with matters other than the management of liability claims against us also contributed to the higher level of miscellaneous expense during 2002.
         The operating margin from our non-freight activities turned negative in 2001 and worsened during 2002. For 2002, our remaining non-freight operations generated revenue of $12.4 million and incurred an operating loss of $3.1 million. During the third quarter of 2002, we wrote down the value of some slow-moving inventories in our non-freight business. Then, later in 2002's fourth quarter, we further lowered our expectations as to what those inventories are worth, due to continued weakening demand for the inventory.
The write-downs were approximately $1.4 million and $500,000 in the third and fourth quarters, respectively.
         In 2001, we sold the largest component of our non-freight operations. The business we sold is a dealership engaged in the sale and service of refrigeration equipment and of trailers used in freight transportation. We sold the majority of the operating assets of the dealership. The buyer also assumed all liabilities associated with the dealership. The assets we sold had a book value of $14.7 million. The assumed liabilities totaled approximately $2.8 million.
         When the sale closed, we received as consideration $6.8 million in cash, a note receivable from the buyer for $4.1 million and a limited partnership interest in the buyer group to which we assigned a value of $1 million. Our note receivable from the buyer is subordinated to senior debt, which the buyer borrowed to obtain the cash we received at closing. The note must be repaid in 3 equal installments beginning in December 2007. Interest payments are due monthly. We account for our limited partnership interest according to the equity method.
         Non-freight revenue of $51.1 million in 2001 consisted of about $41 million from the dealership we sold in December 2001 and about $10 million from the rest of our non-freight business. Our remaining non-freight operations consist of a distributor of motor vehicle air conditioning parts and a company that sells new and remanufactured compressors for use in stationary commercial refrigeration applications (such as supermarket freezer display cases). We also have a small operation in Texas that specializes in the installation of air conditioners in school busses.
         During the fourth quarter of 1999 we announced a plan to restructure certain of our trucking operations. The plan involved closing terminals, eliminating certain non-driver employee positions and the early disposition of certain trailers scheduled for retirement in 2001 and 2002. In 1999 we recorded estimated restructuring expenses, including $2.8 million for expenses associated with the early termination of trailer leases and the abandonment of a leased facility. In 2000, after negotiations with trailer lessors, we determined that we would not be able to early-terminate the majority of the leases to which our estimate related. Accordingly, the remaining $1.8 million of the restructuring charge was reversed during 2000. These trailers were returned to the lessors as the leases expired during 2001 and 2002.
         We reduced our fleet of company-operated trailers in 2000 and 2001. During 2002, we added about 200 trailers to our fleets, primarily in order to accommodate the needs of major customers who prefer to have trailers on site at their locations in order to pre-load the trailers prior to our having picked up the shipment. Such arrangements intend to streamline the operations of the shipper and us. We charge a fee for such services.
         For 2000 and 2001 our consolidated operating income was $1.7 million in each year, as compared to $0.6 million for 2002.
         Interest and other expense for 2002, 2001 and 2000, was $1.5 million, $1.7 million and $3.7 million, respectively. We began 2000 with debt of $26.5 million and ended 2001 with $2.0 million of debt. Reduced debt is the principal reason for our lower interest expense. Falling interest rates also served to reduce our cost of borrowed funds. During 2002, 2001 and 2000, interest expense associated with our lines of credit was approximately $0.5 million, $1.1 million and $2.2 million, respectively. Interest and other expense also includes costs associated with certain life insurance policies which we own.
         For 2002, 2001 and 2000, our loss before income taxes was $809,000, $52,000 and $1,993,000, respectively. During 2001, we incurred income tax expense of $102,000. During 2002 and 2000, our benefit from income taxes was $4 million and $658,000, respectively. Our pre-tax losses include certain expenses associated with life insurance and other matters that are not tax deductible. For 2001, this resulted in our having a pre-tax loss for financial reporting purposes, but taxable income for purposes of determining our income tax expense. Therefore, for 2001, our after-tax loss was more than our pre-tax loss.
         During 2002, we reported a benefit from income taxes of $4 million.
In certain prior years, we recorded income tax deductions for interest paid on loans against insurance policies as allowed under the U. S. Tax Code. Due to the uncertainty of such deductions, we maintained a $4 million reserve for the contingent expense that could have resulted from any related tax assessments. During 2002, the risk of a tax assessment had ended and the reserve for any related expense was no longer required. We therefore reversed the amount of the reserve as a non-recurring reduction of our income tax expense.
         We have net operating loss carry-forwards that will, if not taken against future taxable income, begin to expire in the year 2020.
         During 2002, we reported net income of $3.2 million as compared to net losses of $154,000 for 2001 and $1.3 million for 2000.

Liquidity and Capital Resources
-------------------------------
         We lease equipment and real estate. As of December 31, 2002 our debt was $6 million and letters of credit issued by us to insurance and equipment leasing companies were $5.4 million in total. Accordingly, the unused and available portion of the credit facility was approximately $29 million. As of December 31, 2002, we had capital lease obligations of $2.6 million. Also, as of December 31, 2002, we had contracts to purchase tractors and trailers totaling $25.7 million during 2003. A summary of these obligations is as follows (in millions):

                                                                       After
Payments Due by Year          Total   2003   2004    2005  2006  2007  2007
---------------------------------------------------------------------------
  Operating leases           $ 62.3  $25.3  $16.1   $ 9.9  $5.4  $2.7  $2.9
  Debt and letters of credit   11.4     -      -     11.4    -     -     -
  Capital leases                2.6    2.6     -       -     -     -     -
  Purchase obligations         25.7   25.7     -       -     -     -     -
                              ---------------------------------------------
  Total                      $102.0  $53.6  $16.1   $21.3  $5.4  $2.7  $2.9
                              =============================================

         Rentals are due under non-cancelable operating leases. During 2002, we continued our long-standing practice of leasing most of our new company-operated tractors and trailers from various unrelated leasing companies.
Most of our tractor leases involve end-of-lease residual values. We have partially guaranteed our tractor lessors that they will recover those residuals when the leases mature. At December 31, 2002, the amount of our obligations to lessors for these residuals did not exceed the amount we expect to recover from the manufacturer. Because our lease payments and residual guarantees do not cover more than 90% of the leased tractor's cost, most of our lease agreements are accounted for as operating leases and rentals are recorded to rent expense over the terms of the leases.
         Offsetting our lease residual guarantees, when our tractors were originally leased, the tractor manufacturer conditionally agreed to re-purchase the tractors at the end of the term of the lease. The price to be paid by the manufacturer is generally equal to the full amount of the lessor's residual. When a leased tractor is removed from service, we pay the residual to the lessor and collect the funds from the manufacturer.
         Most of our $25.7 million obligation to acquire equipment during 2003 relates to tractors. We expect to lease most of these tractors when they are placed into service.
         We also lease a significant portion of our company-operated trailers. Because trailer leases generally do not involve guaranteed residuals, the lessor is fully at risk for the end-of-term value of the asset.
         Our lease commitments for 2003 and beyond include $3.1 million for rentals of tractors owned by related parties. Because the terms of these leases with related parties are more flexible than those governing tractors we lease from unaffiliated lessors, we pay the related parties a premium over the rentals we pay to unaffiliated lessors. We also rent, on a month-to-month basis, certain trailers from the same officers at rates that are generally less than market-rate monthly trailer rentals.
         During 2002, we entered into a new $40 million credit agreement with a group of two banks. The credit agreement expires on May 30, 2005. Debt is secured by our revenue equipment, trade accounts receivable and inventories.
         Our primary needs for capital resources are to finance working capital, capital expenditures and, from time to time, acquisitions. The credit agreement requires the banks' approval prior to an acquisition. Our working capital investment typically increases during periods of sales expansion when higher levels of receivables and, with regard to non-freight operations, inventory are present.
         Due primarily to an increase in the level of our LTL revenue late in 2002,net accounts receivable rose by 15% during 2002.
         We may add up to 50 tractors to our company-operated fleet during 2003. Approximately 375 of our oldest tractors, presently scheduled for retirement during 2003, are expected to be replaced. These expenditures will be financed with internally generated funds, borrowings under available credit agreements and leasing. We expect these sources of capital to be sufficient to finance the company's operations.
         During 2002, 2001 and 2000 cash provided by operating activities was $9.4 million, $10.9 million and $11.6 million, respectively. The 2002 decline in operating cash flows resulted primarily from increased accounts receivable.
         Expenditures for property and equipment totaled $24.3 million in 2002, $11.7 million in 2001 and $7.7 million during 2000. In addition, we financed, through operating leases, the addition of revenue equipment valued at approximately $37 million in 2002, $40 million in 2001 and $36 million during 2000.
         We own a life insurance policy with a death benefit of more than $20 million on the life of one of our founding shareholders. We were founded in 1946. We paid annual premiums of $1.3 million during each of the last ten years, and it has not been determined what premiums may need to be paid in the future. The policy's cash surrender value of $4.3 million as of December 31, 2002 is included in other assets on our balance sheet. In the event that a benefit was to become payable under the policy, we would record as income the difference between the benefit and the cash surrender value. During
2002, we received an offer from a potential purchaser of the policy, who offered to pay us about $4.5 million dollars more than the policy's cash surrender value. After careful consideration of the offer, we decided not to accept it. We will continue to evaluate such alternatives as they arise in the future.

Fair Value of Financial Instruments
-----------------------------------
         As of December 31, 2002, debt was $6.0 million, which approximated fair market value. We sponsor a Supplemental Executive Retirement Plan, the assets of which are held in a rabbi trust. At December 31, 2002, 154,000 shares of our common stock remained in the trust. The Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") has stated that the assets, liabilities and income (realized and unrealized) of such trusts must be reflected in our financial statements. If trust assets are invested in our common stock, EITF Issue 97-14 requires that future pre-tax income reflect changes in our stock's value. Future net income will be increased or decreased to reflect changes in the value of our shares held by the rabbi trust.
         We own life insurance policies that have cash surrender value. The investment returns earned by the insurance company serve to pay insurance costs and increase cash surrender value, which is a key determinant of the amount that we could receive pursuant to the policies as of the date of our financial statements. Accordingly, changes in the market value of and returns from those investments could impact the value of our life insurance assets.
         We held no other material market risk sensitive instruments (for trading or non-trading purposes) that would involve significant relevant market risks, such as equity price risk. Accordingly, the potential loss in our future earnings resulting from changes in such market rates or prices is not significant.

Critical Accounting Policies
----------------------------
         We have a number of critical accounting policies. These require a more significant amount of management judgement than the other accounting policies we employ. Our critical accounting policies are as follows:
         -Revenue and Expense Recognition: In our freight operations, which accounted for 96.5% of our consolidated 2002 revenue, we recognize revenue and estimated direct operating expenses such as fuel and labor on the date we receive shipments from our customers. In 1991, the EITF promulgated
Issue 91-9, Revenue and Expense Recognition for Freight Services in Process ("EITF 91-9"). In 2001, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, which provides that EITF 91-9 sets forth four alternative revenue and expense recognition methods that may be used in our industry. According to EITF 91-9, our manner of recognizing revenue and expenses for freight in process is acceptable.
         The other three methods generally defer the recognition of revenue and expenses to as late as the date on which delivery of the shipments is completed. We have consistently utilized our manner of revenue and expense recognition since we began operations in 1946. Because our income statements contain accruals for revenue and associated estimated direct expenses as of the beginning and the end of each reporting period, we believe that if we were to change our manner of recognizing revenue and associated estimated direct expenses to one of the other methods allowed by EITF 91-9, our results of operations would be substantially unaffected. In such event, each period's revenue and expenses would be adjusted to include in revenue amounts from freight in process at the beginning of the period and to exclude from revenue those amounts from freight in process at the end of the same period. We believe that these amounts would essentially offset one another from period to period, resulting in minimal impact to our operating or net income.
         -Personal and Work-Related Injury: The trucking business involves an inherent risk of injury to our employees and the public. Prior to 2002, we retained the first $500,000 and $1 million of these risks, respectively, on a per occurrence basis, due primarily to conditions in the insurance marketplace. In 2002, we retained the first $1 million for work-related injuries and the first $5 million for public liability risk. This arrangement will continue during 2003. Since our company was founded in 1946, events above the level of our pre-2002 retentions have been extremely rare.
         Because our public liability and work-related injury retentions are higher than in previous years, the potential adverse impact a single occurence can have on our finances is more significant than before. When an event involving potential liability occurs, our internal staff of risk mangagement professionals estimates the rang of most probably outcomes. Based on that estimate, we record a reserve in our financial statements during the period in which the event occurred. Our risk management department will, if appropriate, establish a reserve based on this estimate. As additional information becomes available, we increase or reduce the amount of this reserve. We also maintain additional reserves for public liability and work-related injury events that may have been incurred but not reported.
         As of December 31, 2002, our reserves for personal injury, work-related injury, cargo and other claims against us aggregated $23.7 million. If we were to change our estimates making up those reserves up or down by 10% in the aggregate, the impact on 2002 net income would have been $1.5 million, and earnings per share of common stock would have been impacted by $0.09.
         -Estimate of Uncollectible Accounts: We extend credit terms to our customers. We also establish a reserve to represent our estimate of accounts that will not ultimately be collected. Once we conclude that a specific invoice is unlikely to be paid by the customer, we charge the invoice against the reserve. We estimate the amount of our bad debt reserve based on the composite age of our receivables. During 2002, the amount of our bad debt reserve declined by $2.1 million and the amount of receivables that were more than 90 days old declined by $1.6 million. Significant changes in our receivables aging could impact our profits and financial condition.
         As of December 31, 2002, our reserve for uncollectible accounts was $2.2 million. If our estimate of such uncollectible accounts were to change by 10%, 2002 net income would have been impacted by $140,000 or $0.01 per share of common stock.
         -Deferred Tax Asset: Our deferred tax asset is stated net of offsetting deferred tax liabilities. The asset consists of anticipated future tax deductions for an operating loss carryforward as well as insurance and bad debt expenses which have been reflected on our income statement but which are not yet tax deductible. We believe it is more likely than not that sufficient taxable income will occur in time to realize the full value of our tax assets. If our expectation of such realizability diminishes, we may be required to establish a valuation allowance on our balance sheet. That could diminish our net income.
         As of December 31, 2002, our net deferred tax assets were $1.5 million. If we were to conclude that it is more likely than not that we would not be able to generate sufficient taxable income to realize those assets in the future, our net income for 2002 would have been reduced by $1.5 million or $0.09 per share of common stock.

New Accounting Pronouncements
-----------------------------
         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards No. 142, Goodwill and Intangible Assets ("SFAS No. 142"). SFAS No. 142 generally requires that goodwill and intangible assets with indefinite lives, are not amortized but are tested for impairment annually. Effective January 1, 2002 goodwill is no longer subject to amortization. We adopted SFAS No. 142 effective with the year ended December 31, 2002. Because our balance sheet does not contain such assets in material amounts, the adoption of SFAS No. 142 had no effect on the Company's results of operations or financial position.
         In June 2001, FASB issued Statement of Financial Accounts Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). We are required to adopt adoption of SFAS No. 143 is not expected to have a material effect on our financial statements.
         In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144). SFAS No. 144 supercedes previous guidance for financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. The adoption of SFAS No. 144 on January 1, 2002 had no effect on our results of operations or financial position.
         In April 2002, the FASB issued SFAS No. 145, Recission of FASB statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145"). We are required to adopt SFAS
No. 145 effective January 1, 2003. SFAS No. 145 signicantly limits the treatment of losses associated with early extinguishment of debt as an extraordinary item. SFAS No. 145 also impacts certain sale-leaseback transactions. We do not anticipate that the adoption of SFAS No. 145 will have a material impact on our financial position, net earnings or cash flows.
         In June 2002, the FASB Issued SFAS No. 146, Accounting for Costs Associated with Exit of Disposal Activities ("SFAS No. 146"). We are required to adopt SFAS No. 146 effective January 1, 2003. SFAS 146 requires that expenses associated restructuring charges be accrued as liabilities in the period in which the liability in incurred. We do not anticipate the adoption of SFAS No. 146 will have a material impact on the Company's financial position, net earnings or cash flows.
         In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"), which elaborates on the existing disclosure requirements for most guarantees, including guaranteed leased asset residual values. FIN No. 45 also clarifies that at the time a company issues a guarantee, we must recognize an initial liability for the fair value, or market value, of the obligations we assume under the guarantee and must disclose that information in our interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We are evaluating the impact, if any, that adoption of the recognition and measurement provisions of FIN No. 45 will have on our consolidated financial statements.
         We lease most of our tractors under arrangements know as Split Terminal Residual Adjustment Clause ("Split-TRAC") operating leases. In such arrangement, when we lease a tractor, we and the lessor agress on a value that the asset will be worth at the end of the lease's term. We guarantee the lessor (and the lessor guarantees us) that the lessor will receive that value, no more and no less, at the end of the lease's term. If the tractor sells for more, the lessor is obligated to pay us all of the excess. If the tractor sells for less, we are obligated to pay some of all of the deficiency to the lessor.
         At the time we place a tractor into service, the manufacturer of the tractor (a wholly-owned subsidiary of Daimler-Chryler Corp.) conditionally guarantees us that they will buy the truck back from us at the end of a tractor's service life for a pre-determined amount. When we lease tractors, we and the lessor set the gross amount of the residual at an amount equal to what the manufacturer has agreed to pay us. When a tractor reaches the end of its service life, we typically pay the lessor the full amount of the residual and then collect the same amount from the manufacturer.
         We have been structuring our tractor acquisition and leasing arrangements in this manner for more than 10 years. Split-TRAC arrangements are commonplace in our industry. Statement of Financial Accounting Standards No. 13 provides that a lease in which the future minimum lease payments (including any guaranteed residual) exceed 90% of an asset's fair market value must be accounted for as a capital, rather than an operating, lease. A Split-TRAC arrangement qualifies as an operating lease because in a Split-TRAC, the lessor retains the bottom 13% to 15% of an asset's residual risk.
If the residual is set at 50% and the lessor retains a Split-TRAC of 15%, then our guarantee is limited to 35%. In surch an example we guarantee less than 90% of the asset's cost.
         As of December 31, 2002, we had approximately 1,150 tractors subject to Split-TRAC lease arrangements. The gross amount of the residuals we have guaranteed pursuant to those arrangments was approximately $47 million. Net of the lessors' retention of residual risk, if the tractors were worth zero at the end of their service lives, we would be liable to the lessors for Split-TRAC residuals of approximately $36 million.
         In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS No. 148"). This statement amends FASB Statement
No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements.
Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our 2002 consolidated financial statements.
         In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (FIN No. 46). FIN No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. FIN No. 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interest in variable interest entities obtained after January 31, 2003. The application of FIN No. 46 is not expected to have a material effect on our financial statements. The interpretation requires certain disclosure in financial statements issued after January 31, 2003, if it is reasonably possible that we will consolidate or disclose information about variable interest entities when the interpretation becomes effective.

                             *********


Five-Year Financial and Statistical Information
-----------------------------------------------
(unaudited and in thousands, except ratio, rate, equipment and per-share amounts)

                                 2002     2001     2000      1999     1998
                                 ----     ----     ----      ----     ----
Summary of Operations
   Total revenue                350,934  378,409  392,393   372,149  349,932
   Operating expenses           350,287  376,751  390,664   387,384  333,179
   Net income (loss)              3,176     (154)  (1,335)  (12,575)   9,252
   Pre-tax margin                  (0.2)%     -      (0.5)%    (5.3)%    4.3%
   After-tax return on equity       4.1 %   (0.2)%   (1.8)%   (15.1)%   10.4%
   Net income (loss) per
     common share, diluted          .19     (.01)    (.08)     (.77)     .54
Financial Data
   Total assets                 137,586  126,537   147,099  162,576  142,618
   Working capital               31,352   25,124    37,016   12,054   39,353
   Current ratio                    1.8      1.7       1.9      1.2      2.2
   Cash provided by (used in)
     operations                   9,372   10,890    11,641   (3,826)  12,610
   Capital expenditures, net     11,589    4,922       129   23,917   22,236
   Debt                           6,000    2,000    14,000   26,500       -
   Shareholders' equity          78,550   74,576    74,387   75,614   91,215
   Debt-to-equity ratio              .1       -         .2       .4       -
Common Stock
   Average shares outstanding,
     diluted                     16,738   16,378    16,318   16,352   17,039
   Book value per share            4.66     4.50      4.54     4.63     5.53
   Cash dividends per share          -        -         -       .09      .12
   Market value per share
     High                         3.500    2.790     4.875    8.500   10.500
     Low                          1.900    1.500     1.234    3.250    5.688
Revenue
   Full-truckload               245,930  236,443   221,623  211,545  206,098
   Less-than-truckload           92,654   90,888   101,932   99,357  100,015
   TL/LTL % revenue contribution  70/26    62/24     57/26    57/27    59/29
Equipment in Service at Yearend
   Tractors
     Company operated             1,411    1,389     1,265    1,240    1,328
     Provided by owner-operators    737      704       753      690      672
       Total                      2,148    2,093     2,018    1,930    2,000
   Trailers
     Company operated             3,289    3,082     3,150    3,335    2,940
     Provided by owner-operators     19       21        25       23       22
       Total                      3,308    3,103     3,175    3,358    2,962
Full-Truckload
   Revenue                      245,930  236,443   221,623  211,545  206,098
   Loaded miles                 175,336  166,322   158,041  157,248  155,045
   Shipments                      191.0    178.5     173.9    165.0    166.0
   Revenue per shipment           1,288    1,325     1,274    1,282    1,242
   Loaded miles per shipment        918      932       919      953      934
   Revenue per loaded mile         1.40     1.42      1.40     1.35     1.33
   Shipments per business day       758      708       690      655      659
   Revenue per business day         976      938       879      839      817
Less-than-Truckload
   Revenue                       92,654   90,888   101,932   99,357  100,015
   Hundredweight                  7,630    7,386     8,290    8,075    8,502
   Shipments                      259.9    253.0     284.4    277.9    293.1
   Revenue per shipment             356      359       358      358      341
   Revenue per hundredweight      12.14    12.31     12.29    12.30    11.76
   Revenue per business day         368      361       404      394      397
   Pounds per shipment            2,935    2,919     2,915    2,906    2,901

               ********************************************************

Consolidated Statements of Income
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended December 31,
(in thousands, except per share amounts)

                                              2002      2001      2000
                                              ----      ----      ----
Revenue
   Freight revenue                          $338,584  $327,331  $323,555
   Non-freight revenue                        12,350    51,078    68,838
                                             -------   -------   -------
                                             350,934   378,409   392,393
Costs and expenses                           -------   -------   -------
   Freight operating expenses
     Salaries, wages and related expenses     93,111    87,900    87,984
     Purchased transportation                 78,672    73,897    77,833
     Supplies and expenses                    96,922    98,545    94,719
     Revenue equipment rent                   26,848    27,024    25,144
     Depreciation                             13,374    11,458    11,582
     Communications and utilities              3,934     3,766     4,325
     Claims and insurance                     14,938    16,673    18,040
     Operating taxes and licenses              4,168     3,808     4,239
     Gain on disposition of equipment         (1,505)   (1,440)   (1,604)
     Miscellaneous expense                     4,367     3,230     3,969
     Restructuring                                -         -     (1,821)
                                             -------   -------   -------
                                             334,829   324,861   324,410
   Non-freight costs and operating expenses   15,458    51,890    66,254
                                             -------   -------   -------
                                             350,287   376,751   390,664
                                             -------   -------   -------
Income from operations                           647     1,658     1,729
Interest and other expense                     1,456     1,710     3,722
                                             -------   -------   -------
Loss before income tax                          (809)      (52)   (1,993)
Income tax(benefit) provision                 (3,985)      102      (658)
                                             -------   -------   -------
Net income (loss)                           $  3,176  $   (154) $ (1,335)
                                             =======   =======   =======
Net income (loss) per share of common stock
  Basic                                     $    .19  $   (.01) $   (.08)
  Diluted                                   $    .19  $   (.01) $   (.08)
----------------------                       =======   =======   =======
See accompanying notes.
             ***********************************************










Consolidated Balance Sheets
Frozen Food Express Industries, Inc. and Subsidiaries
As of December 31,
(in thousands)

                                                  2002        2001
Assets                                            ----        ----
  Current assets
     Cash and cash equivalents                 $  2,861    $  3,236
     Accounts receivable, net                    45,345      39,600
     Inventories                                  7,024       7,409
     Tires on equipment in use                    5,113       4,558
     Deferred federal income tax                  1,542          -
     Other current assets                         6,382       5,246
                                                -------     -------
       Total current assets                      68,267      60,049

  Property and equipment, net                    57,462      55,154
  Other assets                                   11,857      11,334
                                                -------     -------
                                               $137,586    $126,537
                                                =======     =======
Liabilities and Shareholders' Equity
  Current liabilities
     Accounts payable                          $ 20,315    $ 19,056
     Accrued claims                               7,639       7,960
     Accrued payroll                              4,068       5,471
     Current maturities of long-term debt            -          250
     Deferred federal income tax                     -          289
     Capital lease obligations                    2,562          -
     Accrued liabilities                          2,331       1,899
                                                -------     -------
       Total current liabilities                 36,915      34,925

  Long-term debt                                  6,000       1,750
  Deferred taxes and other                           42       2,186
  Accrued claims and liabilities                 16,079      13,100
  Commitments and contingencies
                                                -------     -------
                                                 59,036      51,961
Shareholders' equity                            -------     -------
  Common stock (17,281 shares issued)            25,921      25,921
  Additional paid-in capital                      2,569       3,753
  Retained earnings                              53,579      50,403
                                                -------     -------
                                                 82,069      80,077
  Less - Treasury stock (587 and
     845 shares), at cost                         3,519       5,501
                                                -------     -------
       Total shareholders' equity                78,550      74,576
                                                -------     -------
                                               $137,586    $126,537
                                                =======     =======

----------------------
See accompanying notes.



Consolidated Statements of Cash Flows
Frozen Food Express Industries, Inc. and Subsidiaries
Years ended  December 31,
(in thousands)
                                                 2002       2001       2000
                                                 ----       ----       ----
Cash flows from operating activities
   Net income (loss)                          $  3,176    $  (154)  $ (1,335)
     Non-cash items involved in net
       income (loss)
       Depreciation and amortization            17,845     15,459     15,988
       Provision for losses on accounts
         receivable                              3,085      2,143      3,122
       Deferred federal income tax                 (15)       508       (539)
       Gain on disposition of equipment         (1,505)    (1,440)    (1,604)
       Life insurance                               -        (927)    (1,144)
       Restructuring                                -          -      (1,821)
       Non-cash investment income                 (221)        -          -
       Non-cash contribution to employee
         benefit plans                             641        368        169
   Change in assets and liabilities,
     net of divestiture
       Accounts receivable                      (8,882)     1,576        922
       Inventories                                 385        642        511
       Tires on equipment in use                (3,098)    (2,498)    (1,410)
       Other current assets                     (1,308)     1,868     (3,520)
       Accounts payable                          1,506     (1,917)    (1,399)
       Accrued claims and liabilities            3,090     (4,774)     3,757
       Accrued payroll and other                (5,327)        36        (56)
                                                ------     ------    -------
   Net cash provided by operating activities     9,372     10,890     11,641
                                               -------    -------     ------

Cash flows from investing activities
   Proceeds from divestiture                        -       6,832         -
   Expenditures for property and equipment     (24,334)   (11,746)    (7,711)
   Proceeds from sale of property and
     equipment                                  12,745      6,824      7,582
   Other                                        (1,788)     1,239        658
                                               -------    -------     ------
     Net cash (used in) provided by
       investing activities                    (13,377)     3,149        529
                                               -------    -------     ------
Cash flows from financing activities
   Borrowings                                   40,700     20,000     19,000
   Payments against borrowings                 (36,700)   (32,000)   (31,500)
   Capital leases                                 (370)        -          -
   Proceeds from sale of treasury stock             -          -         257
   Purchases of treasury stock                      -         (25)      (318)
     Net cash provided by (used in)            -------    -------     ------
       financing activities                      3,630    (12,025)   (12,561)
                                               -------    -------     ------

Net (decrease) increase in cash and
   cash equivalents                               (375)     2,014       (391)
Cash and cash equivalents at beginning of year   3,236      1,222      1,613
                                               -------    -------     ------

Cash and cash equivalents at end of year      $  2,861   $  3,236   $  1,222
                                               =======    =======    =======
--------------------------
See accompanying notes.



Consolidated Statements of Shareholders' Equity
Frozen Food Express Industries, Inc. and Subsidiaries
Three Years Ended December 31, 2002
(in thousands)

               Shares    Par
                 of     Value                             Cost
              Common     of  Additional                    of      Total
               Stock   Common Paid-in  Retained Treasury Treasury Shareholder's
              Issued   Stock  Capital  Earnings  Stock   Stock     Equity
              ------   -----  -------  --------  -----    -----    ------
At 12/31/1999 17,281 $25,921  $ 5,056   $51,892    960  $ 7,255   $75,614

Net loss          -       -        -     (1,335)    -        -     (1,335)
Treasury stock
 reacquired       -       -        -         -     115      318      (318)
Treasury stock
 reissued         -       -      (305)       -     (94)    (706)      401
 Exercise of
  stock options   -       -       (96)       -     (16)    (121)       25
              ------  ------   ------    ------    ---   ------    ------
At 12/31/2000 17,281  25,921    4,655    50,557    965    6,746    74,387

Net loss          -       -        -       (154)    -        -       (154)
Treasury stock
 reacquired       -       -        -         -      11       25       (25)
Treasury stock
 reissued         -       -      (902)       -    (131)  (1,270)      368
              ------  ------    ------   ------    ---   ------    ------
At 12/31/2001 17,281  25,921     3,753   50,403    845    5,501    74,576

Net income        -       -         -     3,176     -        -      3,176
Treasury stock
 reissued         -       -     (1,184)      -    (258)  (1,982)      798
              ------  ------    ------   ------    ---   ------    ------
At 12/31/2002 17,281 $25,921   $ 2,569  $53,579    587  $ 3,519   $78,550
              ======  ======    ======   ======    ===   ======    ======
See accompanying notes.
                 *********************************************

Notes to Consolidated Financial Statements
------------------------------------------
1.       Summary of Significant Accounting Policies
         ------------------------------------------
         Principles of Consolidation - These consolidated financial statements include Frozen Food Express Industries, Inc., a Texas corporation, and our subsidiaries, all of which are wholly-owned. We are primarily engaged in motor carrier transportation of perishable commodities, providing service for full-truckload and less-than-truckload throughout North America. All significant intercompany balances and transactions have been eliminated in consolidation.
         Accounting Estimates - The preparation of financial statements requires estimates and assumptions that affect the value of assets, liabilities, revenue and expenses. Estimates and assumptions also influence the disclosure of contingent assets and liabilities. Actual outcomes may vary from these estimates and assumptions.
         Cash Equivalents - We consider all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.
         Accounts Receivable - We extend trade credit to our customers who are primarily located in the United States. Accounts receivable from customers are stated net of estimated allowances for doubtful accounts of $2.2 million and $4.3 million as of December 31, 2002 and 2001, respectively. We generally write off receivables that become aged more than 360 days from the date we recognized the revenue.
         Inventories - Inventories are valued at the lower of cost (principally weighted average cost) or market and primarily consist of finished products which are ready for resale by our non-freight operation. During 2002, we recorded lower of cost or market write-downs of our inventories aggregating $1.9 million. We recorded no such adjustments during 2001 or 2000.
         Tires - We record the cost of tires purchased with vehicles and replacement tires as a current asset. Tires are then recorded to expense on a per-mile basis.
         Accrued Claims - We record an expense equal to our estimate of our liability for personal or work-related injury and cargo claims at the time an event occurs. If additional information becomes available, we then determine whether our estimate should be revised.
         Revenue and Expense Recognition - Freight revenue and associated direct operating expenses are recognized on the date the freight is picked up from the shipper. The Securities and Exchange Commission has issued
Staff Accounting Bulletin No. 101 Revenue Recognition in Financial
Statements, ("SAB 101") which provides guidance on revenue recognition issues in financial statements. We have reviewed our revenue recognition policies and determined that we are in compliance with SAB 101.
Specifically, SAB 101 refers to the FASB's Emerging Issues Task Force's
Issue No. 91-9 Revenue and Expense Recognition for Freight Services in Progress, which refers to our method of revenue and expense recognition as acceptable.
         In our non-freight operations, we recognize revenue when products are shipped to our customers.
         Income Taxes - We use the asset and liability method to account for income taxes. Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and their financial reporting amounts and are valued based upon statutory tax rates anticipated to be in effect when temporary differences are expected to reverse.
         Stock-Based Compensation - We apply APB Opinion 25 and related interpretations to account for our stock options. Accordingly, no expense has been recognized for stock option grants to employees. Had we elected to apply Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 to account for our stock options, our net income or loss (in millions) and diluted earnings per share of common stock for 2002, 2001 and 2000 would have been as follows:

                                          2002      2001     2000
         Net Income (loss):               ----      ----     ----
         As reported                    $  3.2    $ (0.2)  $ (1.3)
         Impact of
            SFAS No. 123                  (0.7)     (0.2)    (1.0)
                                         -----     -----    -----
                                        $  2.5    $ (0.4)  $ (2.3)
                                         =====     =====    =====

         Net Income (loss)per share:
         As reported                    $ 0.19    $(0.01)  $(0.08)
         Impact of
            SFAS No. 123                 (0.05)    (0.02)   (0.06)
                                         -----     -----    -----
                                        $ 0.14    $(0.03)  $(0.14)
                                         =====     =====    =====

         In calculating the above amounts, we assumed that expenses from employee stock options would accrue over each option's vesting period.
         The fair value for these options was estimated at the date of grant using a Black-Scholes option valuation model with the following weighted average assumptions:

                                            2002      2001      2000
                                            ----      ----      ----
          Risk-free interest rate           4.88%     5.12%     6.00%
          Dividend yield                      -         -         -
          Volatility factor                 .464      .477      .467
          Expected life (years)              7.0       7.0       6.0
                                            ====      ====      ====

         The Black-Scholes model uses highly subjective assumptions. This model was developed for use in estimating the value of options that have no restrictions on vesting or transfer. Our stock options have such restrictions. Therefore, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
         Long-Lived Assets - Neither SFAS No. 142 Goodwill and Intangible Assets, SFAS No. 143 Accounting for Asset Retirement Obligations nor SFAS
No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets has had an effect on our results of operations or financial position.
         We periodically evaluate whether the remaining useful life of our long-lived assets may require revision or whether the remaining unamortized balance is recoverable. When factors indicate that an asset should be evaluated for possible impairment, we use an estimate of the asset's undiscounted cash flow in evaluating whether an impairment exists. If an impairment exists, the asset is written down to net realizeable value.
         Included in other non-current assets is the cash surrender value of life insurance policies and related investments.
         Prior-Period Amounts-Certain prior-period amounts have been reclassified to conform with the current year presentation.

2.       Accounts Receivable
         -------------------
         Our accounts receivable are shown net of our estimate of those accounts that will not be paid by our customers. A summary of the activity in our allowance for such doubtful accounts is as follows (in millions):


                                            2002      2001      2000
                                            ----      ----      ----
       Balance at January 1                $ 4.3     $ 7.4     $ 8.4
       Current year provision                3.1       2.1       3.1
       Accounts charged off and other       (5.2)     (5.2)     (4.1)
                                            ----      ----      ----
       Balance at December 31              $ 2.2     $ 4.3     $ 7.4
                                            ====      ====      ====
3.       Debt
         ----
         As of December 31, 2002, we had a $40 million secured line of credit pursuant to a revolving credit agreement with two commercial banks. Interest is due monthly. We may elect to borrow at a daily interest rate based on the bank's prime rate or for specified periods of time at fixed interest rates which are based on the London Interbank Offered Rate in effect at the time of a fixed rate borrowing. At December 31, 2002, $6 million was borrowed against this facility.
         Loans may be secured by liens against our inventory, trade accounts receivable and over-the-road trucking equipment. The agreement also contains a pricing "grid" where increased levels of profitability and cash flows or reduced levels of indebtedness can reduce the rates of interest expense we incur. The agreement restricts, among other things, payments of cash dividends, repurchases of our stock and the amount of our capital expenditures. The amount we may borrow under the facility may not exceed the lesser of $40 million, as adjusted for letters of credit and other debt as defined in the agreement, a borrowing base or a multiple of a measure of cash flow as described in the agreement. The agreement expires on May 30, 2005, at which time loans and letters of credit will become due. As of December 31, 2002, we were in compliance with the terms of the agreement.
         Letters of Credit issued against the credit facility in connection with our risk management and leasing programs totaling approximately $5.4 million were in effect as of December 31, 2002. Accordingly, approximately $29 million was available under the agreement. To the extent that the line of credit is not used for borrowing or letters of credit, we pay a commitment fee to the banks. Total interest payments under the credit line during 2002, 2001 and 2000 were approximately $500,000, $1,118,000 and
$2,155,000, respectively. The weighted average interest rate we incurred on our debt during 2002 and 2001 was 4.8% and 6.9%, respectively.

4.       Property and Equipment
         ----------------------
         Depreciation expense is recorded by the straight-line method. Repairs and maintenance are charged to expense as incurred. Property and equipment is shown at historical cost and consists of the following (in thousands):

                                             December 31,       Estimated
                                             -----------       Useful Life
                                           2002       2001       (Years)
                                           ----       ----        -----
       Land                             $  4,215   $  4,215         -
       Buildings and improvements         16,715     16,118      20 - 30
       Revenue equipment                  55,479     50,481       3 -  7
       Service equipment                  15,412     15,708       2 - 20
       Computer, software and
         related equipment                22,103     21,008       3 - 12
                                         -------    -------
                                         113,924    107,530

       Less accumulated depreciation      56,462     52,376
                                          ------    -------
                                        $ 57,462   $ 55,154
                                          ======    =======


5.        Income Taxes
          ------------
          The (benefit from) provision for income tax consists of the following (in thousands):

                                                 2002      2001      2000
     Current (benefit) provision:                ----      ----      ----
                         Federal               $(3,960)   $(415)    $(114)
                         State                     (10)       9        (5)
     Deferred federal taxes                        (15)     508      (539)
                                                ------     ----      ----
     Total(benefit)provision                   $(3,985)   $ 102     $(658)
                                                ======     ====      ====

          We paid no federal income tax during 2002, 2001 or 2000. Realization of our deferred tax assets depends on our ability to generate sufficient taxable income in the future. Net operating loss carryforwards will begin to expire in 2020. We anticipate that we will be able to realize our deferred tax assets in future years. Changes in the primary components of the net deferred tax liability were (in thousands):

                                   December 31,             December 31,
                                       2001      Activity       2002
    Deferred Tax Assets:               ----      --------       ----
         Accrued claims               $ 6,598     $ 1,132      $ 7,730
         Net operating loss               958        (292)         666
         Allowance for bad debts        1,628        (833)         795
         Other                          1,379           7        1,386
                                        -----      ------       ------
                                       10,563          14       10,577
                                       ------      ------       ------
    Deferred Tax Liabilities:
         Prepaid expense               (2,601)       (205)      (2,806)
         Property and equipment        (6,477)        206       (6,271)
                                       ------      ------       ------
                                       (9,078)          1       (9,077)
                                       ------      ------       ------
                                      $ 1,485     $    15      $ 1,500
                                       ======      ======       ======

         For 2002, we reported a benefit from income taxes of $4 million. In certain prior years, we recorded income tax deductions for interest paid on loans against insurance policies as allowed under the U. S. Tax Code. Due to the uncertainty of such deductions, we maintained a $4 million reserve for the contingent expense that could have resulted from any related tax assessments. During 2002, the risk of a tax assessment had ended and the reserve for any related expense was no longer required. We therefore reversed the amount of the reserve as a non-recurring reduction of our income tax expense.

         Differences between the statutory federal income tax (benefit) expense and our income tax (benefit) expense are as follows (in thousands):

                                                    2002    2001    2000
                                                    ----    ----    ----
     Income tax benefit at statutory federal rate $  (283)  $(18)  $(636)
     Non-deductible life insurance expense            242    116      42
     Reversal of reserve for taxes                 (3,960)    -       -
     State income taxes and other                      16      4     (64)
                                                    -----    ---    ----
                                                  $(3,985)  $102   $(658)
                                                   ======    ===    ====

6.       Commitments and Contingencies
         -----------------------------
         We lease real estate and equipment. The aggregate future minimum rentals under non-cancelable operating leases at December 31, 2002 were (in thousands):

                                             Third      Related
                                            Parties     Parties      Total
                                            -------     -------      -----
               2003                         $23,852      $1,416     $25,268
               2004                          15,307         820      16,127
               2005                           9,468         440       9,908
               2006                           5,003         403       5,406
               2007                           2,676          -        2,676
               After 2007                     2,959          -        2,959
                                             ------       -----      ------
               Total                        $59,265      $3,079     $62,344
                                             ======       =====      ======

         Related parties involve tractors leased from two of our officers under non-cancelable operating leases. For 2002, 2001 and 2000, payments to officers under these leases were $1.5 million, $1.6 million and $1.8 million, respectively. Because the terms of our leases with related parties are more flexible than those involving tractors we lease from unaffiliated lessors, we pay the officers a premium over the rentals we pay to unaffiliated lessors. We also rent, on a month-to-month basis, certain trailers from the same officers at rates that are generally less than market-rate monthly trailer rentals.
         As of December 31, 2002, we had guaranteed the residual value of certain leased tractors totaling approximately $36 million pursuant to leases with remaining lease terms that range from one month to three years. Our estimate of the fair market values of such tractors exceed the guaranteed values. Consequently, no provision has been made for any losses related to such guarantees. Such guarantees are fully recoverable to the extent that additional tractors are purchased from the same supplier that manufactured the related tractors.
         At December 31, 2002, we had commitments of approximately $25.7 million for the purchase of revenue equipment during 2003.
         We have accrued for costs related to public liability, cargo and work-related injury claims. When an incident occurs we record a reserve for the incident's estimated outcome. As additional information becomes available, adjustments are often made. Accrued claims liabilities include all such reserves and our estimate for incidents which have been incurred but not reported. At December 31, 2002, we had established $5.4 million of irrevocable letters of credit in favor of service providers and pursuant to certain insurance and leasing agreements.

7.       Shareholders' Equity
         --------------------
         Since before 2000 there have been authorized 40 million shares of our $1.50 par value common stock.
         Our stock option plans provide that options may be granted to officers and employees at our stock's fair market value on the date of grant and to our non-employee directors at the greater of $1.50 or 50% of the market value at date of grant. Options may be granted for 10 years following plan adoption. Options generally vest after one year and expire 10 years after a grant. During 2002,our shareholders adopted our 2002 Incentive and Non-Statutory Option Plan and reserved 850,000 shares of our common stock for issuances under that plan.
         The following table summarizes information regarding stock options (in thousands, except per-share amounts):


                                                2002      2001      2000
                                                ----      ----      ----
Options outstanding at beginning of year        2,416     3,554     3,182
Cancelled                                        (391)   (1,183)     (323)
Granted                                           848        45       711
Exercised                                          -         -        (16)
                                                -----    ------     -----
Options outstanding at year-end                 2,873     2,416     3,554
                                                =====    ======     =====

Exercisable options                             1,262     1,076     1,363
Year-end weighted average remaining
 life of options at (years)                       7.0       6.7       6.9
Options available for future grants               871     2,748     1,642
Expense from director stock options            $   10    $    9    $   29
Weighted average price of options
     Cancelled during year                     $ 7.14    $ 9.20    $ 8.36
     Granted during year                       $ 2.07    $ 1.89    $ 2.77
     Exercised during year                     $   -     $   -     $ 2.36
     Outstanding at year-end                   $ 5.09    $ 6.47    $ 7.44
                                                =====     =====     =====

         The range of unexercised option prices at December 31, 2002 was as follows:
                  Quantity of Options
                     (in thousands)         Priced Between
                     --------------         --------------
                         1,564               $1.50 - $ 5.00
                           276               $5.01 - $ 8.00
                         1,033               $8.01 - $12.00
                         =====               ==============

         We sponsor a Supplemental Executive Retirement Plan ("SERP") for the benefit of certain "highly compensated" personnel (as determined in accordance with the Employee Retirement Income Security Act of 1974). The SERP's investment income, assets and liabilities which are contained in a rabbi trust, are included in our financial statements. As of December 31, 2002, there were 154,000 shares remaining in the trust. Consistent with the FASB's Emerging Issues Task Force ("EITF") Issue 97-14, the shares of our common stock held in a rabbi trust are accounted for as treasury stock until SERP participants elect to liquidate the stock. During 2002, SERP participants liquidated 58,000 shares from the rabbi trust.
         We have in place a rights agreement that authorizes a distribution of one common stock purchase right for each outstanding share of our common stock. Rights become exercisable if certain events generally relating to a change of control occur. Rights initially have an exercise price of $11.
If such events occur, the rights will be exercisable for a number of shares having a market value equal to two times the exercise price of the rights.
We may redeem the rights for $.001 each. The rights will expire in 2010, but the rights agreement is subject to review every three years by an independent committee of our Board of Directors.

8.       Non-Cash Financing and Investing Activities
         -------------------------------------------
         During 2002 and 2001, we funded contributions to a SERP and our 401(k) savings plan by transferring approximately 276,000 and 187,000 shares, respectively, of treasury stock to the plan trustees. We recorded expense for the fair market value of the shares, which at the time of the contributions, was approximately $643,000 for 2002 and $368,000 for 2001.
        During 2002, we utilized common stock valued at $155,000 to meet certain deferred compensation obligations.
         During 2002, we entered into capital lease agreements in connection with some of our trucks valued at $3 million, of which we had paid $0.4 million as of December 31.
         As of December 31, 2002 and 2001, accounts receivable included $122,000 and $549,000, respectively, from the sale of equipment retired and sold in those years and accounts payable included $13,000 and $260,000, respectively, related to capital expenditures.
         On December 26, 2001, we sold the largest component of our non-freight business. In addition to $6.8 million cash the buyer paid us, the buyer executed a note payable to us for $4.1 million and assumed liabilities of the business amounting to $2.8 million. We continue to own a 19.9% share of the business, which has a current book value of $1.2 million.

9.       Savings Plan
         ------------
         We sponsor a 401(k) Savings Plan for our employees. Our contributions to the 401(k) are determined by reference to voluntary contributions made by each of our employees. Additional contributions are made at the discretion of the Board of Directors. Prior to 2001, our 401(k) contributions were made in cash. Beginning in late 2001, we paid our contributions with shares of our treasury stock. For 2001 and 2000, our total cash contributions to the 401(k) were approximately $1,091,000 and $1,370,000, respectively.
During 2002 and 2001, respectively, we contributed 201,000 and 29,000 shares of our treasury stock valued at $468,000 and $62,000, respectively to the 401(k).

10.      Net Income (Loss) Per Share of Common Stock
         --------------------------------------------
         Our basic income or loss per share was computed by dividing our net income or loss by the weighted average number of shares of common stock outstanding during the year. The table below sets forth information regarding weighted average basic and diluted shares (in thousands):

                                       2002       2001      2000
                                      ------     ------    ------
     Basic Shares                     16,576     16,378    16,318
     Common Stock Equivalents            162         -         -
                                      ------     ------    ------
     Diluted Shares                   16,738     16,378    16,318
                                      ======     ======    ======

         For 2001 and 2000, respectively, approximately 15,000 and 18,000 of common stock equivalent ("CSE") shares were excluded because we incurred net losses in those years. Therefore, their impact would have been anti-dilutive. All CSEs result from stock options. For 2002, 2001 and 2000, respectively, we excluded (in millions) 2.0, 2.3 and 3.5 stock options from our calculation of CSEs because their exercise prices exceeded the market price of our stock, which would have caused further anti-dilution.

11.      Divestiture
         -----------
         In 2001, we sold the largest component of our non-freight operations. The business we sold is a dealership involved in the sale and service of semi trailers and related refrigeration equipment. We sold the majority of the operating assets of the dealership. The buyer also assumed all liabilities associated with the dealership. The assets we sold had a net book value of $14.7 million. The assumed liabilities totaled approximately $2.8 million. There was no gain or loss on this transaction.
         We received as consideration $6.8 million in cash, a note receivable from the buyer for $4.1 million and a limited partnership interest in the buyer group to which we assigned a value of $1 million, based on our estimate of its fair market value. Our note receivable from the buyer is subordinated to senior debt which the buyer borrowed to obtain the cash we received at closing. The note must be repaid in 3 equal annual installments beginning in 2007. Interest payments are due monthly. At December 31, 2002, the note receivable bore interest at 7%. The note and partnership interest are included in other non-current assets on our balance sheet. We account for our limited partnership interest according to the equity method. During 2002, we recorded income from our equity interest of approximately $200,000.
         Had revenue from the sold dealership not been included in our operations for 2001 and 2000, our non-freight revenue would have been $9.6 million for 2001 and $10.5 million for 2000.
         For 2000, our consolidated pre-tax loss was $2.0 million. Had the results of the sold dealership not been included in the pre-tax results for 2000, our consolidated pre-tax loss would have not been affected. For 2001, our consolidated pre-tax income would have been $1.1 million as compared to our actual pre-tax loss of $52,000.

12.      Operating Segments
         ------------------
         We have two reportable operating segments as defined by SFAS No. 131 Disclosures About Segments of an Enterprise and Related Information ("SFAS" No. 131"). The larger segment consisted of our motor carrier operations, which are conducted in a number of divisions and subsidiaries and are similar in nature. We reported all motor carrier operations as one segment. The smaller segment consisted of our non-freight operations that were, until December 26, 2001, engaged primarily in the sale and service of mobile refrigeration equipment and of trailers used in freight transportation. Although we sold the transportation equipment dealership in December 2001, we retained a 19.9% ownership interest in the company that bought the dealership. We account for that asset by the equity method.
         The other portions of our non-freight segment, of which we continue to own 100%, are engaged in the sale and service of air conditioning and refrigeration components. Although our remaining non-freight operations do not qualify as a reportable segment under SFAS No. 131 for 2002, we have presented below financial information for each of the three years ended December 31, 2002 (in millions):

                                           2002      2001      2000
                                           ----      ----      ----
       Freight Operations
          Total revenue                   $338.6    $327.3    $323.6
          Restructuring expense               -         -       (1.8)
          Operating income                   3.8       2.5      (0.9)
          Total assets                     136.8     123.8     140.3
       Non-Freight Operations
          Total revenue                   $ 12.4    $ 54.9    $ 72.6
          Operating (loss) income           (3.1)     (0.8)      2.6
          Total assets                      18.2      18.8      31.5
       Intercompany Eliminations
          Revenue                             -     $  3.8    $  3.8
          Total assets                      17.4      16.1      24.7
       Consolidated
          Revenue                         $350.9    $378.4    $392.4
          Restructuring expense               -         -       (1.8)
          Operating income                   0.6       1.7       1.7
          Total assets                     137.6     126.5     147.1
                                           =====     =====     =====

         Intercompany eliminations of revenue relate to non-freight revenue from transfers at cost of inventory such as trailers and refrigeration units from the non-freight segment for use by the freight segment.

                  ****************************************************

                  Reports of Independent Public Accountants
                  -----------------------------------------

To Frozen Food Express Industries, Inc.:
         We have audited the accompanying consolidated balance sheet of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 2002 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. These Independent Public Accountants expressed an unqualified opinion on those financial statements in their report dated April 3, 2002.
         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
         In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frozen Food Express Industries, Inc. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 28, 2003
Dallas, Texas                                /s/ KPMG LLP
                                             ------------
                      *********************************************
         The following audit report of Arthur Andersen LLP ("Andersen") is a copy of the original report dated April 3, 2002 rendered by Andersen on our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001. Andersen has not reissued it's audit report since that date. We have been unable to obtain, after reasonable efforts, Andersen's written consent to our incorporation by reference into our registration statements of Andersen's audit report with respect to our financial statements as of December 31, 2001, and for the year then ended. Under these circumstances, Rule 437a under the Securities Act of 1993 (the "Securities Act") permits us to file this Form 10-K without a written
consent from Andersen.   As a result, however, Andersen will not have any
liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Andersen or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Andersen under Section 11(a) of the Securities Act for any purchases of securities under our registration statements made on or after the date of this Form 10-K. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who are liable under Section 11(a) of the Securities Act, including our officers and directors, may still rely on Andersen's original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.

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



Common Stock Information and Unaudited Quarterly Financial Data
---------------------------------------------------------------
         During 1999, our Board of Directors announced a decision to discontinue our policy of paying quarterly cash dividends. No dividends have been paid since 1999, and we have no current plans to reinstate a policy of paying dividends, and our credit agreement restricts our ability to pay cash dividends.
         As of March 2, 2003, we had approximately 5,000 beneficial shareholders, including participants in our retirement plans. Our $1.50 par value common stock trades on the Nasdaq Stock Market under the symbol FFEX. Information regarding our quarterly financial performance and common stock is as follows (in thousands, except per-share amounts):

                             (Restated)(Restated) (Restated)
                                First    Second     Third     Fourth
2002                           Quarter   Quarter   Quarter    Quarter   Year
----                           -------   -------   -------    -------   ----
Revenue                        $79,057   $88,528   $92,855   $90,494  $350,934
(Loss) income from operations     (813)      687      (113)      886       647
Net (loss) income                 (944)      206     3,338       576     3,176
Net (loss) income per share of
  common stock
   Basic                          (.06)      .01       .20       .03       .19
   Diluted                        (.06)      .01       .20       .03       .19
Common stock price per share
   High                          2.700     3.500     3.000     2.620     3.500
   Low                           2.000     2.150     1.900     1.950     1.900
Common stock trading volume        751       936       636       972     3,295
                                ======    ======   =======    ======   =======


                                First    Second     Third     Fourth
2001                           Quarter   Quarter   Quarter    Quarter   Year
----                           -------   -------   -------    -------   ----
Revenue                        $89,488   $99,273   $98,129   $91,519  $378,409
(Loss) income from operations     (831)      856       818       815     1,658
Net (loss) income                 (884)      248       277       205      (154)
Net (loss) income per share of
  common stock
   Basic                          (.05)      .02       .02       .01      (.01)
   Diluted                        (.05)      .02       .02       .01      (.01)
Common stock price per share
   High                          2.500     2.710     2.790     2.480     2.790
   Low                           1.500     1.620     1.650     1.960     1.500
Common stock trading volume      1,076     2,059       677       712     4,524
                                ======    ======    ======    ======   =======

         We have identified certain expenses which should have been included in, but were omitted from our operating expenses during the first three quarters of 2002. We have reflected the corrections of those omissions in the above quarterly table. For the first quarter of 2002, we have reflected an increase of $130,000 in our loss from operations to include payroll expense and other operating expenses that should have been, but were not,recorded by our non-freight subsidiary during that quarter. Similar adjustments of $149,000 and $70,000 have been made to the second and third quarters of 2002, respectively. Net of benefit from income taxes, the impact of the adjustments was to increase our first quarter of 2002 net loss by $85,000 and to reduce our net income for the second and third quarters of 2002 by $97,000 and $45,000, respectively. Net loss or income per share for the third quarter of 2002 were not impacted by the adjustments, and net income per share for the second quarter of 2002 has been reduced by $0.01 and net loss per share for the first quarter of 2002 has been increased by $0.01.
         In addition to $349,000 in omitted pre-tax expenses described above, we identified $227,000 in pre-tax expenses with regard to which we have been unable to determine the quarter of 2002 during which the expenses should have been recorded. We believe that the $227,000 is not material to our financial statements and has been included in non-freight operating expenses for the fourth quarter of 2002.
         During the third and fourth quarters of 2002, we recorded lower of cost or market write-downs of inventories owned by our non-freight subsidiary of $1.4 million and $0.5 million, respectively.
         During the third quarter of 2002, we reversed to income $4.0 million in income tax liabilities because events which could have given rise to payment of those liabilities were no longer probable to occur.